Registration No. 333-_________

As filed with the Securities and Exchange Commission on December 19, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CNB HOLDINGS, INC.

(Exact name of issuer as specified in its charter)

Georgia	6021	58-2362335
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7855 North Point Parkway, Suite 200
Alpharetta, Georgia 30022-4849
(770) 650-8262
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

H.N. Padget, Jr.
7855 North Point Parkway, Suite 200
Alpharetta, Georgia 30022-4849
(770) 650-8262
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

Thomas O. Powell	Kathryn L. Knudson
Troutman Sanders LLP	Powell, Goldstein, Frazer & Murphy LLP
600 Peachtree Street, N.E., Suite 5200	191 Peachtree Street, Suite 1600
Atlanta, Georgia 30308-2216	Atlanta, Georgia 30303
(404) 885-3294	(404) 572-6952

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement and upon completion of the merger described in the joint proxy statement/prospectus.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

      If this form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities to	Amount to be	Offering Price per	Aggregate Offering	Amount of
be Registered	Registered	Share	Price	Registration Fee

Common Stock, $1.00 par value per share	2,797,805 shares	(2)	$19,156,460 (3)	$1,550

(1)	Based upon the maximum number of shares of common stock of CNB Holdings, Inc. which will be issued in exchange for shares of common stock of First Capital Bancorp, Inc. pursuant to the merger described in the prospectus which is a part of this registration statement.

(2)	Not applicable.

(3)	In accordance with Rule 457(f)(2), the registration fee is based on the aggregate book value, as of September 30, 2003, of the maximum number of shares of common stock of First Capital Bancorp, Inc. to be received by CNB Holdings, Inc., in exchange for the securities being registered hereby.

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

MERGER PROPOSED — YOUR VOTE IS IMPORTANT

      The Boards of Directors of CNB Holdings, Inc. and First Capital Bancorp, Inc. have each unanimously agreed to a merger of equals that will result in First Capital merging with and into CNB. We expect the proposed merger will bring together two complementary institutions to create a company positioned for further growth. Furthermore, we believe the combined company will achieve stronger earnings growth and create more shareholder value than either could separately achieve.

      Our combined company will provide additional commercial and retail banking services and products through our two banks, which will operate from three offices located in Fulton and Gwinnett Counties. Based on our September 30, 2003 financial data, the combined company will have assets of approximately $568 million.

      Pursuant to our merger agreement, First Capital will merge with and into CNB and CNB will be the surviving corporation. Each share of First Capital will be converted into 10,382 shares of CNB common stock, resulting in an issuance of approximately 2.8 million shares of CNB common stock on a fully diluted basis. Each share of CNB common stock will remain outstanding as a share of common stock of the combined company.

      We cannot complete our merger unless we obtain the approval of applicable bank regulatory authorities, including the Federal Reserve. Based on preliminary discussions with the Federal Reserve and our expectations regarding growth of the combined company following the merger, we believe that we will need to enhance our capital position prior to receiving the regulatory approvals necessary to complete the merger. In order to enhance our capital position, CNB plans to commence a stock offering to First Capital and CNB shareholders on a pro rata basis in which a minimum of $9 million and a maximum of $12 million of shares of CNB common stock will be sold for $12.00 per share. To further enhance the capital position of the combined company, First Capital plans to call for conversion its $2.688 million convertible subordinated debentures that were slated to mature on November 30, 2006. We hope you will show your support of our combined company by helping us with these capital raising efforts. If you are a holder of First Capital’s debentures, you will receive information regarding the conversion. Please call us if you have any questions regarding these plans. We believe our capital raising initiatives will put us on the right footing to grow the combined company.

      Since shareholder approval of the merger also is required, each company will hold a special meeting of its shareholders to vote on the merger. Your vote is important. Whether or not you plan to attend your shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you are a First Capital shareholder and do not return your proxy card or otherwise vote, or do not instruct your broker how to vote any shares held for you in your broker’s name, the effect will be a vote against the merger.

      The places, dates and times of the special meetings are as follows:

For CNB shareholders:	For First Capital shareholders:

      This joint proxy statement/prospectus provides detailed information about our proposed merger. You should read it carefully. The merger involves risks. See “RISK FACTORS RELATING TO THE MERGER” on page    of this joint proxy statement/prospectus.

      The common stock of CNB is quoted on the Over the Counter Bulletin Board under the symbol “CHGD.” The common stock of First Capital is not publicly traded.

      We enthusiastically support this combination of our two companies and join with the other members of our Boards of Directors in unanimously recommending that you vote in favor of the merger.

W. David Sweatt, Chairman	Edgar H. (Ed) Sims, Jr., Chairman
CNB Holdings, Inc.	First Capital Bancorp, Inc.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the securities to be issued under this document or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint Proxy Statement/Prospectus dated December __, 2003

and first mailed to shareholders on or about December __, 2003

CNB HOLDINGS, INC.

7855 North Point Parkway, Suite 200
Alpharetta, Georgia 30022-4849

Notice of Special Meeting of Shareholders
to be held on__________, 2004

To the Shareholders of CNB Holdings, Inc.:

      A special meeting of shareholders of CNB Holdings, Inc. will be held at                                                   , on                          , 2004, at                                .m., local time, for the following purposes:

(1)	to approve an Agreement and Plan of Merger, dated as of September 24, 2003, by and between First Capital Bancorp, Inc., a bank holding company based in Norcross, Georgia, and CNB, pursuant to which First Capital will merge with and into CNB, as more particularly described in the enclosed joint proxy statement/prospectus; and

(2)	to transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting.

      Only shareholders of record of CNB common stock at the close of business on , 2003 are entitled to vote at the special meeting or any postponements or adjournments thereof. The approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes cast at the special meeting.

      CNB’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CNB SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

      Notice of Right to Dissent. If Proposal 1 above is approved and the merger is consummated, each shareholder of CNB will have the right to dissent from approval of the merger and will be entitled to the rights and remedies of dissenting shareholders provided in the Georgia Business Corporation Code. The right of any such shareholder to any dissenters’ rights is contingent upon consummation of the merger and upon strict compliance with the requirements of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code. The full text of these sections is attached as Appendix D to this proxy statement/prospectus. For a summary of these requirements, see “TERMS OF THE MERGER — Dissenters’ and Appraisal Rights” in this proxy statement/prospectus.

      Each shareholder, whether or not he or she plans to attend the special meeting, is requested to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. Any proxy given by the shareholder may be revoked by filing with CNB’s Secretary a written revocation or a duly executed proxy bearing a later date. Any shareholder present at the special meeting may revoke his or her proxy and vote personally on each matter brought before the special meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the special meeting.

By Order of the Board of Directors,

, 2003
Alpharetta, Georgia	H.N. Padget, Jr.
President and Chief Executive Officer

IMPORTANT: The prompt return of proxies will save CNB the expense of further requests for proxies in order to ensure a quorum at the special meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

FIRST CAPITAL BANCORP, INC.

3320 Holcomb Bridge Road, N.W., Suite A
Norcross, Georgia 30092

Notice of Special Meeting of Shareholders
to be held on __________, 2004

      To the Shareholders of First Capital Bancorp, Inc.:

      A special meeting of shareholders of First Capital Bancorp, Inc. will be held at                                                   , on                          , 2004, at                                .m., local time, for the following purposes:

(1)	to approve an Agreement and Plan of Merger, dated as of September 24, 2003, by and between First Capital and CNB Holdings, Inc., a bank holding company based in Alpharetta, Georgia, pursuant to which First Capital will merge with and into CNB, as more particularly described in the enclosed joint proxy statement/prospectus; and

(2)	to transact such other business as may properly come before the special meeting or any postponements or adjournments of the special meeting.

      Only shareholders of record of First Capital common stock at the close of business on    , 2003 are entitled to vote at the special meeting or any postponements or adjournments thereof. The approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes entitled to be cast at the special meeting.

      FIRST CAPITAL’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT FIRST CAPITAL SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

      Notice of Right to Dissent. If Proposal 1 above is approved and the merger is consummated, each shareholder of First Capital will have the right to dissent from approval of the merger and will be entitled to the rights and remedies of dissenting shareholders provided in the Georgia Business Corporation Code. The right of any such shareholder to any dissenters’ rights is contingent upon consummation of the merger and upon strict compliance with the requirements of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code. The full text of these sections is attached as Appendix D to this proxy statement/ prospectus. For a summary of these requirements, see “TERMS OF THE MERGER — Dissenters’ and Appraisal Rights” in this joint proxy statement/prospectus.

      Each shareholder, whether or not he or she plans to attend the special meeting, is requested to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. Any proxy given by the shareholder may be revoked by filing with First Capital’s Secretary a written revocation or a duly executed proxy bearing a later date. Any shareholder present at the special meeting may revoke his or her proxy and vote personally on each matter brought before the special meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the special meeting.

By Order of the Board of Directors,

, 2003
Norcross, Georgia	William R. Blanton
President and Chief Executive Officer

IMPORTANT: The prompt return of proxies will save First Capital the expense of further requests for proxies in order to ensure a quorum at the special meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE SPECIAL MEETINGS	1
SUMMARY	2
RISK FACTORS RELATING TO THE MERGER	8
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	11
THE SPECIAL MEETINGS	12
General	12
Meeting Dates, Times and Places and Record Dates	12
Matters to be Considered	12
Vote Required	12
Voting of Proxies	13
Revocability of Proxies	14
Solicitation of Proxies	14
Recommendation of the Boards of Directors	14
Auditor Information	15
BACKGROUND OF AND REASONS FOR THE MERGER	16
Background of the Merger	16
First Capital’s Reasons for the Merger	18
CNB’s Reasons for the Merger	18
Opinion of First Capital’s Financial Advisor	19
Opinion of CNB’s Financial Advisor	23
TERMS OF THE MERGER	27
General	27
Conversion of Stock; Treatment of Options	27
First Capital Trust Preferred Securities	28
Raising of Additional Capital	28
Effective Time of the Merger	29
Exchange of Certificates	29
Important Federal Income Tax Consequences	30
Management and Operations After the Merger	31
Interests of Employees and Directors of CNB and First Capital in the Merger	31
Conditions to Consummation	33
Regulatory Matters	35
Amendment, Waiver and Termination	36
Conduct of Business Pending the Merger	36
Expenses and Fees	38
Accounting Treatment	38
Resales of CNB Common Stock	38
Dissenters’ and Appraisal Rights	39
PRO FORMA COMBINED FINANCIAL DATA	41
INFORMATION ABOUT CNB	50
General	50
Chattahoochee National Bank	50
Legal Proceedings	53
Properties	53
Market Price and Dividends	54
CNB MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	55
Results of Operations for the Nine-Month Period Ended September 30, 2003	55
Results of Operations for the Three-Month Period Ended September 30, 2003	56
Results of Operations for the Year Ended December 31, 2002	57
Financial Condition	62
Recent Accounting Pronouncements	72
Effects of Inflation and Changing Prices	72
MANAGEMENT OF CNB	73
Directors	73
Executive Officers	74
Certain Transactions	74
Executive Compensation	74
Employment Agreements	75
Consulting Agreement	76
Stock Option Plans	76
Option Grants in Last Fiscal Year	77
Life Insurance Plan	77
Supplemental Retirement Plan	77
Director Compensation	77
Security Ownership of Certain Beneficial Owners and Management	78
INFORMATION ABOUT FIRST CAPITAL	80
General	80
First Capital Bank	80
Capital Financial Software	82
Market Area and Competition	82
Legal Proceedings	83
Facilities	83
Employees	83
FIRST CAPITAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	83
Results of Operations for the Nine-Month Period Ended September 30, 2003	83
Results of Operations for the Year Ended December 31, 2002	85
Financial Condition	88
MANAGEMENT OF FIRST CAPITAL	97
Directors	97
Executive Officers	98
Executive Compensation	98
Employment Agreement	98
Option Grants in Fiscal Year 2002	99
Fiscal Year-End Option Values	99
Director Compensation	99
Security Ownership of Certain Beneficial Owners and Management	99
Related Party Transactions	101
COMPARATIVE RIGHTS OF FIRST CAPITAL SHAREHOLDERS AND CNB SHAREHOLDERS	102
Authorized Capital Stock	102
Amendments to Articles of Incorporation and Bylaws	103
Board of Directors and Absence of Cumulative Voting	103

Removal of Directors	104
Indemnification of Directors and Officers	104
Special Meetings of Shareholders	105
Mergers, Share Exchanges and Sales of Assets	105
Shareholder Rights to Examine Books and Records	106
Dividends	107
SUPERVISION AND REGULATION	107
Regulation of CNB and First Capital	107
Regulation of Chattahoochee National Bank and First Capital Bank	109
Payment of Dividends	111
Capital Adequacy	111
Restrictions on Transactions with Affiliates	112
Monetary Policy	113
EXPERTS	113
LEGAL MATTERS	113
SHAREHOLDER PROPOSALS AND OTHER MATTERS	113
WHERE YOU CAN FIND MORE INFORMATION	113
INDEX TO FINANCIAL STATEMENTS	F-1
Merger Agreement	Exhibit A
Opinion of Trident Financial Corporation	Exhibit B
Opinion of BankersBanc Capital Corporation	Exhibit C
Georgia Dissenters’ Rights Statute	Exhibit D

      No dealer, salesman or other person has been authorized to give any information or to make any representations, other than those contained in this joint proxy statement/prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by CNB, Chattahoochee National Bank, First Capital or First Capital Bank. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of common stock of CNB to which it relates, or any offer of such shares of common stock of CNB to any person in any state or other jurisdiction in which such offer is unlawful. Neither the delivery of this joint proxy statement/prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of CNB, Chattahoochee National Bank, First Capital or First Capital Bank since the date hereof or that information contained herein is correct as of any time subsequent to any of the dates as of which information is furnished herein or the date hereof.

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES
FOR THE SPECIAL MEETINGS

Q:	What should I do now?

A:	After you have carefully read this document, indicate on your proxy card how you want to vote, and sign and mail it in the enclosed envelope as soon as possible so that your shares will be represented at the meeting. If you sign and send in a proxy card but do not indicate how you want to vote, your proxy will be voted in favor of the proposal to approve and adopt the merger agreement.

Q:	Why is my vote important?

In the case of First Capital, the merger agreement must be approved by the holders of a majority of the outstanding shares entitled to vote at the First Capital special meeting. Accordingly, if a First Capital shareholder fails to vote on the merger, it will have the same effect as a vote against the merger. In the case of CNB, the merger agreement must be approved by a majority of the votes cast at the CNB special meeting, provided that a quorum is present. Unless the holders of more than 50% of the outstanding shares return their proxy cards or appear in person at the CNB special meeting, a quorum will not be present and the merger agreement will not be approved.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	No. Your broker will vote your shares only if you provide instructions on how to vote. Following the directions your broker provides, you should instruct your broker how to vote your shares. If you do not provide instructions to your broker, your shares will not be voted.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. There are three ways you can change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by your company prior to your shareholders’ meeting will be your vote. Any earlier votes will be revoked. Third, you may attend your shareholders’ meeting and vote in person. Any earlier votes will be revoked. Simply attending your meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions you will receive from your broker to change or revoke your proxy.

Q:	Should I send in my stock certificates now?

A:	No. You should not send in your stock certificates at this time. CNB shareholders will not exchange their certificates in the merger. The certificates currently representing the shares of CNB common stock will represent an equal number of shares of CNB common stock after the merger.

First Capital shareholders will exchange their First Capital common stock certificates for CNB common stock certificates after we complete the merger. Instructions for exchanging First Capital common stock certificates will be sent to you promptly after the merger is completed.

Q:	Whom should I call with questions about the merger?

A:	First Capital shareholders should call William R. Blanton or Don Tate at (770) 381-9996. CNB shareholders should call W. David Sweatt or H.N. Padget, Jr. at (770) 650-8262.

SUMMARY

      This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To better understand the merger and its potential impact on you, we urge you to read this entire document carefully, including the exhibits and enclosures. Each item in this summary includes a page reference directing you to a more complete discussion of the item.

The Companies (pages    and    )

CNB Holdings, Inc.
7855 North Point Parkway, Suite 200
Alpharetta, Georgia 30022-4849
(770) 650-8262

      CNB Holdings, Inc. was organized in 1997 and is headquartered in Alpharetta, Georgia. As of September 30, 2003, CNB had approximately $143 million in assets. Its national bank subsidiary, Chattahoochee National Bank, operates two branches in Alpharetta, Georgia. The bank offers a broad range of banking products and services, including commercial, real estate, residential mortgage, SBA and consumer loans, equipment leasing, cash management and other services.

First Capital Bancorp, Inc.
3320 Holcomb Bridge Road, N.W., Suite A
Norcross, Georgia 30092
(770) 381-9996

      First Capital Bancorp, Inc. was organized in 1993 and is headquartered in Norcross, Georgia. As of September 30, 2003, First Capital had approximately $408 million in assets. Its state bank subsidiary, First Capital Bank, operates a single location in Norcross, Georgia. The bank is a full service commercial bank that focuses on providing lending and deposit services to commercial clients. In addition, First Capital operates Capital Financial Software, LLC, which markets and sells a proprietary software package used by bankruptcy trustees to monitor and track the disposition of Chapter 7 bankruptcy cases.

      First Capital regularly evaluates opportunities to expand its asset base, including the acquisition of loan portfolios comprised of loans similar to those First Capital originates. Currently, First Capital is analyzing a potential portfolio acquisition, but can provide no assurance that it will successfully complete this acquisition or the purchase of any other loan portfolio on terms favorable to First Capital or at all.

The Merger (page    )

      We are proposing a merger of equals between CNB and First Capital whereby First Capital will merge with and into CNB. CNB will be the surviving company after the merger. The merger will combine our businesses under a single holding company named CNB Holdings, Inc. As a result of the merger, CNB will own First Capital Bank in addition to Chattahoochee National Bank. First Capital’s other subsidiary, Capital Financial Software, will also become a subsidiary of CNB after the merger. CNB also will assume First Capital’s obligations under the First Capital Statutory Trust I, which was created in connection with First Capital’s issuance of trust preferred securities.

      After the merger, CNB’s board of directors will have 12 members — six from CNB and six from First Capital. The directors from CNB are expected to be W. David Sweatt, H.N. Padget, Jr., David R. Hink, W.H. Groce, Jr., Patricia R. Grimes, and C. Dan Alford. The directors from First Capital are expected to be William R. Blanton, Theodore J. LaVallee, Sr., Joe E. McCart, Edgar H. Sims, Jr., Richard T. Smith and Neil H. Strickland. Mr. Sweatt will serve as the chairman of the board, and William R. Blanton will serve as vice chairman. Mr. Padget will serve as the president and chief executive officer, and Mr. Blanton will serve as the chief financial and operating officer.

      Upon the completion of the merger, each share of First Capital common stock will be converted into 10,382 shares of CNB common stock. The exchange ratio is fixed. However, after the merger the market price of the CNB common stock that First Capital shareholders will receive as a result of the merger may be significantly higher or lower than its current value or its value on the date of the shareholders’ meetings.

      Cash payments will be made instead of issuing fractional shares. For example, if you hold 10.6 shares of First Capital common stock, you will receive 110,049 shares of CNB common stock (10.6 x 10,382 = 110,049.2), plus a cash payment equal to the value of 0.2 of a share of CNB common stock at the time of the merger.

      Based on current share ownerships of CNB and First Capital, and assuming conversion of the First Capital convertible subordinated debentures, after the merger, CNB’s existing shareholders will own approximately 31% of the total shares outstanding and First Capital’s shareholders will own approximately 69%. CNB and First Capital shareholders will experience further dilution in their proportionate interest in the combined company to the extent they do not purchase their full pro-rata portion of the shares offered by CNB in its proposed common stock offering to raise additional capital prior to the merger.

Reasons for the Merger (page    )

      We are proposing to merge our two companies because we believe that:

•	We will be better positioned to grow and compete successfully in a consolidating financial services industry;

•	We should be able to achieve better financial performance than what our two companies could achieve separately;

•	We should be able to combine our two operations successfully and manage them in a disciplined manner after the merger with a deeper senior management team than either company has on its own;

•	We believe that increasing our shareholder base may increase the liquidity and marketability of our shareholders’ stock.

•	The complimentary, rather than competitive, geographical scope of our banks will allow us to continue to increase our banking presence in the metropolitan Atlanta market.

Regulatory Approvals and Raising of Additional Capital (page__)

      We cannot complete our merger unless we obtain the approval of applicable bank regulatory authorities, including the Federal Reserve. Based on preliminary discussions with the Federal Reserve and our expectations regarding growth of the combined company following the merger, we believe that we will need to enhance our capital position prior to receiving the regulatory approvals necessary to complete the merger. As a result, each company has begun significant capital raising initiatives.

      CNB plans to commence a stock offering to First Capital and CNB shareholders on a pro rata basis. If, after all of the First Capital and CNB shareholders have had the opportunity to purchase shares in the offering, shares remain available for purchase, CNB will open the offering to outside investors. CNB currently contemplates issuing between $9 million and $12 million worth of additional shares in the offering at an offering price of $12.00 per share. The closing of the offering will be contingent on and will occur simultaneously with the closing of the merger.

      First Capital plans to call for the conversion of its convertible subordinated debentures that were slated to mature on November 30, 2006. Pursuant to the merger agreement, upon the conversion of the $2.688 million debentures, First Capital will pay the debenture holders an aggregate pretax premium of no more than $320,000 in cash.

CNB’s Shareholders’ Meeting (page ___)

      CNB will hold its special shareholders’ meeting on             , 2004 at             .m., local time at                   ,                   , Georgia.

CNB’s Record Date and Voting (page ___)

      If you owned shares of CNB stock at the close of business on                    , 2003, the record date, you are entitled to vote on the merger agreement, as well as any other matters considered at the meeting. On the record date, there were        shares of CNB stock outstanding. You will have one vote at the meeting for each share of CNB stock you owned on the record date. The affirmative vote of at least a majority of all of the votes cast at the special meeting is required to approve the merger agreement. As of December 1, 2003, CNB’s directors, executive officers and their affiliates beneficially owned approximately 41.7% of the outstanding shares of CNB common stock entitled to vote at the special meeting. Each of CNB’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of CNB common stock in favor of the merger agreement. As a result, approval of the merger agreement by CNB’s shareholders is highly likely.

CNB’s Board Unanimously Recommends Shareholder Approval (page ___)

      CNB’s board of directors believes that the merger is in the best interest of CNB and its shareholders and unanimously recommends that the shareholders vote “FOR” approval of the merger agreement.

First Capital’s Shareholders’ Meeting (page __)

      First Capital will hold its special shareholders’ meeting on                   , 2004 at       _.m., local time at                ,                , Georgia.

First Capital’s Record Date and Voting (page ___)

      If you owned shares of First Capital stock at the close of business on              , 2003, the record date, you are entitled to vote on the merger agreement as well as any other matters considered at the meeting. On the record date, there were    shares of First Capital stock outstanding. You will have one vote at the meeting for each share of stock you owned on the record date. The affirmative vote of at least a majority of all of the votes entitled to be cast at the special meeting is required to approve the merger agreement. As of December 1, 2003, First Capital’s directors and executive officers and their affiliates beneficially owned approximately 74.3% of the outstanding shares of First Capital common stock entitled to vote at the special meeting. Each of First Capital’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of First Capital common stock in favor of the merger agreement. As a result, approval of the merger agreement by First Capital’s shareholders is highly likely.

First Capital’s Board Unanimously Recommends Shareholder Approval (page ___)

      First Capital’s board of directors believes that the merger is in the best interest of First Capital and its shareholders and unanimously recommends that the shareholders vote “FOR” approval of the merger agreement.

Interests of Directors and Officers of CNB and First Capital that Differ from
Your Interests (page __)

      When considering the recommendations of the CNB and First Capital boards of directors, you should be aware that some directors and officers have interests in the merger that differ from the interests of other shareholders, including the following:

•	Following the merger, CNB will employ William R. Blanton as chief financial and operating officer of CNB. Mr. Blanton will receive an annual, base salary equal to $145,000, and a cash bonus and incentive stock options to purchase shares of CNB common stock based on factors to be determined by the board. The term of Mr. Blanton’s employment agreement will continue until December 31, 2004, except in the event of Mr. Blanton’s death. In addition, Mr. Blanton will serve as vice chairman of the combined company after the merger.

•	Following the merger, W. David Sweatt will continue to serve as chairman of CNB and Chattahoochee National Bank.

•	The initial board of directors of the combined company will be made up of six current First Capital directors and six current CNB directors.

•	In connection with the merger agreement, CNB entered into amendments to the employment agreements of H.N. Padget, Jr. and Steven G. Deaton in order to prevent the merger from triggering change of control rights to these officers. In addition, the amendments extend the term of the respective agreements and amend the base salary and bonus compensation available to each of Messrs. Padget and Deaton.

•	In connection with the merger agreement, CNB has agreed to provide generally to officers and employees of First Capital, who continue employment with CNB or its subsidiaries, employee benefits under employee benefit plans, on terms and conditions substantially similar to those currently provided to similarly situated CNB officers and employees.

•	A number of First Capital directors hold First Capital convertible subordinated debentures. In connection with the merger, the debentures will be converted into an aggregate of 32 shares of First Capital common stock and the holders will receive an aggregate conversion premium not to exceed $320,000 in cash.

•	Following the merger, CNB will generally indemnify and provide liability insurance to the present directors and officers of CNB and First Capital, subject to certain exceptions.

      Each board was aware of these and other interests and considered them before approving and adopting the merger agreement.

Federal Income Tax Consequences (page __)

      First Capital’s shareholders generally will not recognize gain or loss for federal income tax purposes on the receipt of shares of CNB common stock in the merger in exchange for the shares of First Capital stock surrendered. First Capital shareholders will be taxed, however, on any cash that they receive instead of any fractional shares of CNB stock. CNB shareholders also generally will have no tax consequences as a result of the merger. However, First Capital and CNB shareholders who properly exercise their rights to dissent from the merger will generally be taxed on all or a portion of the cash they receive. Tax matters are complicated, and the tax consequences of the merger may vary among shareholders. We urge you to contact your own tax advisor to fully understand how the merger will affect you.

Comparative Rights of Shareholders (page __)

      Both CNB and First Capital are incorporated under the laws of the State of Georgia and are subject to the laws set forth in the Georgia Business Corporation Code. Upon consummation of the merger, the shareholders of First Capital will become shareholders of CNB and the articles of incorporation and bylaws of CNB will govern their rights. CNB’s articles of incorporation and bylaws differ somewhat from those of First Capital.

Conditions of the Merger (page __)

      The completion of the merger depends on the fulfillment of a number of conditions, including the following:

•	CNB and First Capital shareholders must approve the merger agreement;

•	We must receive all required regulatory approvals and any waiting periods required by law must have passed (See “Regulatory Approvals and Raising of Additional Capital” above);

•	We must receive a legal opinion from counsel confirming the tax-free nature of the merger;

•	Each parties’ representation and warranties, which are contained in the merger agreement, must be accurate in all material respects;

•	Each party must have delivered officers’ certificates and its counsel’s legal opinions to the other;

•	William R. Blanton must have entered into an employment agreement with CNB, and must have terminated his existing employment agreement with First Capital;

•	Each executive officer of CNB must have amended his or her employment agreement to exempt the merger from constituting a change of control under the employment agreement so as to avoid triggering a change of control payment by CNB to the executive officer;

•	Shares of CNB common stock issuable pursuant to the merger must be approved for listing on the Over the Counter Bulletin Board.

      Unless prohibited by law, either CNB or First Capital can elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page __)

      Notwithstanding the approval of the merger by CNB and First Capital shareholders, we can mutually agree at any time to terminate the merger agreement before completing the merger.

      Either CNB or First Capital can also terminate the merger agreement:

•	If the merger is not approved by the other party’s shareholders;

•	If the other party materially violates any of its representations or warranties under the merger agreement and fails to cure the violation;

•	If we do not complete the merger by June 30, 2004; or

•	If any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger.

Either CNB or First Capital can also terminate the merger if the other party receives an acquisition offer from a third party and the other party’s board of directors fails to reaffirm the merger agreement after being requested to do so.

Dissenters’ and Appraisal Rights (page ___)

      Georgia law permits First Capital’s shareholders to dissent from approving the merger agreement and to have the fair value of their First Capital shares paid to them in cash. In addition, CNB is allowing its shareholders to dissent from the approval of the merger agreement and to have the full value of their CNB shares paid to them in cash. To do this, both First Capital and CNB shareholders must follow specific procedures, including filing a written notice with their respective company prior to their company’s shareholder vote on the merger agreement. If you follow the required procedures, your only right will be to receive the fair value of your common stock in cash.

Accounting Treatment (page __)

      The merger will be accounted for using the purchase method of accounting, with First Capital being treated as the acquiring entity for accounting purposes. Under the purchase method of accounting, the assets and liabilities of CNB as of the effective time will be recorded at their respective fair values and added to those of First Capital.

CNB’s Dividends Following the Merger (page __)

      In recent years, First Capital has paid quarterly dividends of approximately $356 per share. CNB has never paid a dividend and may not pay dividends in the future. Accordingly, if you are a First Capital shareholder and the merger is approved and you receive shares of CNB stock in exchange for your shares of First Capital stock, you may not have the benefit of the quarterly dividend income that you currently enjoy.

Market Prices of CNB and First Capital Common Stock; Dividend Payments

      There is neither an established public trading market for shares of First Capital common stock nor are there any uniformly quoted prices for such shares. There are, however, occasional transactions in First Capital common stock as a result of private negotiations. Management of First Capital does not maintain a record of the sales prices of trades of First Capital common stock. The last known transaction in First Capital common stock was First Capital’s repurchase of 8.4667 shares at $95,000 per share during July 2002.

      The following table sets forth the closing sales prices per share of CNB common stock on September 23, 2003, the last trading day prior to the public announcement of the merger agreement, and on December    , 2003, the latest practicable date prior to the mailing of this joint proxy statement/prospectus, as well the equivalent per share value of First Capital common stock on those dates. The common stock of CNB trades on the Over the Counter Bulletin Board under the symbol “CHGD”. The market for CNB’s common stock must be characterized as a limited market due to its relatively low trading volume and little analyst coverage. The following closing sales prices reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Equivalent Price of
	CNB	First Capital
	Common Stock	Common Stock(1)

September 23, 2003	$12.75	$132,370.50
December __, 2003	$	$

(1)	The equivalent prices per share of First Capital common stock have been calculated by multiplying the exchange ratio by the closing price of CNB common stock on that date. The book value per share of the First Capital common stock was $92,247 on September 30, 2003.

      CNB common stock was held by approximately 34 shareholders of record as of December 1, 2003.

      First Capital common stock was held by approximately 65 shareholders of record as of December 1, 2003.

Because the exchange ratio is fixed and because the market price of CNB common stock is subject to fluctuation, the market value of the shares of CNB common stock that you may receive in the merger may increase or decrease prior to and following the merger. You are urged to obtain current market quotations for CNB common stock.

RISK FACTORS RELATING TO THE MERGER

      If the merger is consummated and you are a First Capital shareholder, you will receive shares of CNB common stock in exchange for your shares of First Capital common stock. An investment in CNB common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in First Capital common stock. Risks and uncertainties relating to general economic conditions are not summarized below. Those risks, among others, are highlighted on page    under the heading “A Warning About Forward-Looking Statements.”

      However, there are a number of other risks and uncertainties relating to CNB and your decision on the merger that you should consider in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect CNB’s future financial results and may cause CNB’s future earnings and financial condition to be less favorable than CNB’s expectations. This section summarizes those risks.

You will experience a reduction in percentage ownership and voting power with respect to your shares as a result of the merger.

      CNB shareholders and First Capital shareholders will experience a substantial reduction in their respective percentage ownership interests and effective voting power relative to their respective percentage ownership interests in CNB and First Capital prior to the merger. If the merger is consummated, current CNB shareholders will own approximately 31% of CNB’s outstanding common stock and current First Capital shareholders will own approximately 69% of the combined company. Accordingly, current CNB shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by former First Capital shareholders if such former First Capital shareholders voted together as a group. Even though former First Capital shareholders will control approximately 69% of the combined company’s stock after the merger, the chairman of the board of directors, the president and chief executive officer and half of the company’s initial board of directors will be comprised of individuals who formerly served as directors of CNB. Therefore, neither group of shareholders will have the same control over the combined company as they currently have over their respective companies.

      CNB and First Capital shareholders will experience further dilution in their proportionate interest in the combined company to the extent they do not purchase their full pro-rata portion of the shares being offered by CNB in its proposed common stock offering to raise additional capital to support anticipated growth following the merger. In the future, CNB may issue additional shares in public offerings, mergers and acquisitions or otherwise, all of which would further reduce your percentage ownership in CNB.

If CNB and First Capital do not successfully integrate, the combined company may not realize the expected benefits from the merger.

      CNB and First Capital expect that the combined company will be able to maintain most of First Capital’s and CNB’s key customers and personnel and integrate their systems and procedures with a minimal amount of costs and diversion of management time and attention. There is a risk that integrating the two companies may take a greater amount of resources and time than we expect.

      Integration in connection with a merger of equals is difficult. The necessary integration relies on a combination of management teams of both CNB and First Capital, which may not be able to combine effectively. The merger involves the integration of two bank holding companies that have previously operated independently. Accordingly, we may not be able to integrate the operations of the two companies without encountering difficulties. Such difficulties could include interruptions and dislocations associated with integrating business strategies and different business backgrounds and operating cultures of the two companies. Furthermore, half of CNB’s board of directors after the merger will consist of former First Capital directors. Disagreements among the board members of the combined company may result concerning the allocation of resources to Chattahoochee National Bank and First Capital Bank, strategic considerations relating to the two banks and other matters. CNB’s board of directors may not be able to work together successfully following the merger. In addition, persuading employees that the business cultures of CNB and First Capital are compatible, maintaining employee morale and retaining key employees are additional challenges involved in integrating the two companies.

      CNB’s ability to achieve the benefits of the merger depends on successfully integrating the two companies. Accordingly, there is a risk that the anticipated benefits may not be realized or that they may be less than we expect if we are unable to integrate in a timely manner, fail to realize cost savings from the merger or disrupt customer relationships.

In order to be successful, the combined company must retain the relationships of its directors and motivate and retain its key employees, which will be more difficult in light of uncertainty regarding the merger and failure to do so could seriously harm the combined company.

      The combined company’s future success depends, in large part, upon the continuing contributions of the directors of First Capital Bank and Chattahoochee National Bank as well as their key management personnel. If we lose the services of one or more of these important individuals following the merger, CNB could be adversely affected. The integration challenges in a merger of equals could make it difficult for CNB to retain the key employees and directors of Chattahoochee National Bank and First Capital Bank after the merger. CNB’s future success is also dependent upon its continuing ability to attract and retain other highly qualified personnel. Although H.N. Padget, Jr., who will serve as president and chief executive officer after the merger, and William R. Blanton, who will serve as chief financial and operating officer after the merger, will be subject to employment agreements, we cannot be assured of their continued service. Because we will be customer focused and relationship driven, our directors’ and key employees’ community involvement, diverse backgrounds and extensive local business relationships are important to our success. The unexpected loss of services of one or more of our key employees or directors could have a material adverse effect on our operations and possibly result in reduced earnings and revenues.

The capital we intend to raise prior to completing the merger may not be adequate to support our future growth following the merger.

      We cannot complete the merger unless we obtain the approval of applicable bank regulatory authorities, including the Federal Reserve. Based on preliminary discussions with the Federal Reserve and our expectations regarding growth of the combined companies following the merger, we believe that we will need to enhance our capital position prior to receiving the regulatory approvals necessary to complete the merger. As a result, each company has begun significant capital raising initiatives. While we believe that the capital to be raised will be sufficient to meet our immediate capital needs following the merger, such amounts may be inadequate to support our growth or to maintain our minimum capital requirements. Consequently, we may need to seek additional long- and short-term financing to support any additional needs and such financing, if needed, may not be available or, if available, may not be on terms acceptable to us. In the event such financing is needed and is not available, we may be limited in our ability to grow in the future and our results of operations and financial condition may be adversely affected.

Your merger consideration is fixed despite a change in CNB’s stock price.

      Each share of First Capital common stock owned by you will be converted into the right to receive 10,382 shares of CNB common stock. The price of CNB common stock when the merger takes place may vary from its price at the date of this joint proxy statement/prospectus and at the date of First Capital’s special meeting. Such variations in the price of CNB common stock may result from changes in the business, operations or prospects of CNB, regulatory considerations, general market and economic conditions and other factors. At the time of First Capital’s special meeting, you will not know the exact value of the consideration you will receive when the merger is completed.

The exercise of options to purchase common stock of CNB will dilute your proportionate interest in CNB and may hinder our ability to raise additional capital on the most favorable terms.

      If the merger is completed, each existing option to purchase First Capital common stock will be converted into the right to purchase shares of CNB common stock. Holders of these options and CNB’s original directors, officers, and employees who hold options to purchase CNB common stock may exercise those options, which would result in the dilution of your proportionate interest in CNB. These individuals will have the opportunity to profit from any rise in the market value of the common stock or any increase in CNB’s net worth. As of December 1, 2003, there were 23.1619 options outstanding to purchase First Capital common stock, and as of December 1, 2003 there were 262,500 options outstanding to purchase CNB common stock outstanding. Based on the number of outstanding options as of December 1, 2003, following the completion of the merger, there will be 502,967 outstanding options to purchase CNB common stock, which will represent, post-merger, 10.9% of the issued and outstanding common stock of CNB on a fully diluted basis, assuming the maximum number of shares are sold in the proposed offering of CNB common stock.

      The exercise of options for the purchase of our common stock also could adversely affect the terms on which CNB can obtain additional capital. For instance, the holders of options may choose to exercise their options, when instead the securities underlying those options could be offered to others on terms and at prices more favorable to us than the terms and exercise prices provided for in the options.

CNB has never paid dividends and may not pay dividends in the future.

      In recent years, First Capital has paid quarterly dividends of approximately $356 per share. CNB has never paid a dividend and may not pay dividends in the future. Accordingly, if you are a First Capital shareholder and the merger is approved and you receive shares of CNB stock in exchange for your shares of First Capital stock, you may not have the benefit of the quarterly dividend income that you currently enjoy.

      After the merger, CNB’s ability to pay dividends will depend largely on the ability of Chattahoochee National Bank and First Capital Bank to pay dividends to CNB, which will be based primarily on the banks’ earnings, capital requirements and financial condition, among other factors. Bank holding companies and their bank subsidiaries are both subject to significant regulatory restrictions on the payment of cash dividends. CNB’s dividend policy will depend on its earnings, capital requirements and financial condition, as well as other factors its board of directors considers relevant. See “Supervision and Regulation – Payment of Dividends” on page    .

Because the market for CNB common stock lacks liquidity, it may be difficult to purchase or sell CNB stock on the public market.

      CNB common stock currently trades on the Over the Counter Bulletin Board. There can be no assurance that an active public market for our common stock will be created and sustained. The trading markets for securities quoted on the Over the Counter Bulletin Board typically lack the depth, liquidity and orderliness necessary to maintain an active market in the trading of such securities. The development of a public trading market depends upon the existence of willing buyers and sellers, the presence of which is not within the control of CNB nor assured by listing its common stock on the Over the Counter Bulletin Board. Accordingly, First Capital shareholders should consider the potential illiquid and long-term nature of an investment in CNB common stock. There can be no assurance that an active and liquid trading market for CNB will develop, or once developed, will continue, nor any assurance that First Capital shareholders will be able to sell their shares at or above the exchange ratio in the merger. The absence of a liquid and active trading market, or the discontinuance thereof, may have an adverse effect on both the price and liquidity of CNB common stock.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this joint proxy statement/prospectus, and, in the case of CNB, the public documents to which CNB refers, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of CNB after the merger. Also, when we use any of the words “believes,” “expects,” “anticipates” or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these important factors when you vote on the merger. Factors that may cause actual results to differ materially from those contemplated by our forward-looking statements include the following:

•	CNB’s operating costs after the merger may be greater than expected, and CNB’s cost savings from the merger may be less than expected, or CNB may be unable to obtain those cost savings as soon as expected;

•	CNB may be unable to successfully integrate First Capital;

•	CNB could lose its key personnel, including the First Capital personnel it will employ as a result of the merger, or spend a greater amount of resources attracting, retaining and motivating them;

•	Competition among depository and other financial institutions may increase significantly;

•	Changes in the interest rate environment may reduce operating margins;

•	General economic or business conditions, including acquisition and growth opportunities, may be worse than expected;

•	Legislative or regulatory changes may adversely affect our businesses; and

•	The continuing war on terrorism, as well as actions taken or to be taken by the United States and other governments as a result of future acts or threats of terrorism may adversely affect our business.

      We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations actually will be achieved. We are under no duty to update any of the forward-looking statements after the date of this joint proxy statement/prospectus to conform those statements to actual results. In evaluating these statements, you should consider various factors, including the risks outlined in the section entitled “RISK FACTORS RELATING TO THE MERGER,” beginning on page    . You should also consider the cautionary statements contained in CNB’s filings with the Securities and Exchange Commission.

THE SPECIAL MEETINGS

General

      First Capital. With respect to First Capital shareholders, this document constitutes a proxy statement of First Capital and a prospectus of CNB and is being mailed by First Capital and CNB to First Capital shareholders of record on or about            , 2003, together with the notice of the special meeting of shareholders of First Capital and a proxy solicited by First Capital’s board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

      CNB. With respect to CNB shareholders, this document constitutes a proxy statement of CNB and is being mailed by CNB to CNB shareholders of record on or about            , 2003, together with the notice of the special meeting of shareholders of CNB and a proxy solicited by CNB’s board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

Meeting Dates, Times and Places and Record Dates

      First Capital. The First Capital special meeting will be held at              located at        , Georgia, at     .m., local time, on          , 2004. Only holders of First Capital common stock of record at the close of business on        , 2003 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were                    shares of First Capital common stock outstanding and entitled to vote, with each such share entitled to one vote.

      CNB. The CNB special meeting will be held at           located at           , Georgia, at    .m., local time, on    , 2004. Only holders of CNB common stock of record at the close of business on        , 2003 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were     shares of CNB common stock outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

      First Capital. At the First Capital special meeting, First Capital shareholders will be asked to approve the Agreement and Plan of Merger, dated as of September 24, 2003, by and between First Capital and CNB. Under the merger agreement, First Capital will merge with and into CNB and shares of First Capital common stock will be converted into the right to receive shares of CNB common stock. First Capital shareholders may also be asked to consider any other business that properly comes before the special meeting. Finally, First Capital shareholders may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve the merger agreement. Each copy of this proxy statement/prospectus mailed to First Capital shareholders is accompanied by a proxy card for use at the special meeting.

      CNB. At the CNB special meeting, CNB shareholders will be asked to approve the merger agreement. CNB shareholders may also be asked to consider any other business that properly comes before the special meeting. Finally, CNB shareholders may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve the merger agreement. Each copy of this proxy statement mailed to CNB shareholders is accompanied by a proxy card for use at the special meeting.

Vote Required

      First Capital. Under Georgia law, approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes entitled to be cast at the First Capital special meeting. On the record date, there were approximately        outstanding shares of First Capital common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and executive officers of First Capital and their affiliates beneficially owned a total of approximately     % of the outstanding shares of First Capital common stock. Each of First Capital’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of First Capital common stock in favor of the merger agreement. Accordingly, we believe it is highly likely the merger agreement will be approved by First Capital’s shareholders. As of the date of this joint proxy statement/prospectus, neither CNB nor any of its affiliates owned any outstanding shares of First Capital common stock. The presence, in person or by proxy, of shares of First Capital common stock representing a majority of First

Capital’s outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

      CNB. Approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes cast at the CNB special meeting. On the record date, there were approximately     outstanding shares of CNB common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of CNB and their affiliates beneficially owned a total of approximately    % of the outstanding shares of CNB common stock. Each of CNB’s directors and executive officers has agreed, subject to several conditions, to vote his or her shares of CNB common stock in favor of the merger agreement. Accordingly, we believe it is highly likely the merger agreement will be approved by CNB’s shareholders. As of the date of this joint proxy statement/prospectus, neither First Capital nor any of its affiliates owned any shares of CNB common stock. The presence, in person or by proxy, of shares of CNB common stock representing a majority of CNB’s outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. A quorum must be present in order for the vote on the merger agreement to occur.

Voting of Proxies

      First Capital. Shares of common stock represented by properly executed proxies received at or prior to the First Capital special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted “FOR” approval of the merger agreement, and as determined by a majority of the proxies, as to any other matter that may come before the special meeting, including, among other things, a motion to adjourn or postpone the special meeting to another time for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against the merger will be voted in favor of any adjournment or postponement of the special meeting. Any shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

      Because approval of the merger agreement requires the affirmative vote of at least a majority of all the votes entitled to be cast at the special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, First Capital’s board of directors urges its shareholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

      If any other matters are properly presented at the special meeting, the person or persons named in the proxy card enclosed with this joint proxy statement/prospectus and acting thereunder will have discretion to vote on such matters in accordance with their best judgment, unless the proxy indicates otherwise. First Capital has no knowledge of any matters to be presented at the special meeting, other than the matters described in this joint proxy statement/prospectus.

      CNB. Shares of common stock represented by properly executed proxies received at or prior to the CNB special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted “FOR” approval of the merger agreement, and as determined by a majority of the proxies, as to any other matter that may come before the special meeting, including, among other things, a motion to adjourn or postpone the special meeting to another time for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against the merger will be voted in favor of any adjournment or postponement of the special meeting. Any shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

      Because approval of the merger agreement requires only a majority of the votes cast at the CNB special meeting, abstentions and broker non-votes will have no impact on approval of the merger agreement.

      CNB’s board of directors urges its shareholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed, postage-paid envelope.

      If any other matters are properly presented at the special meeting, the person or persons named in the proxy card enclosed with this joint proxy statement/prospectus and acting thereunder will have discretion to vote on such matters in accordance with their best judgment, unless the proxy indicates otherwise. CNB has no knowledge of any matters to be presented at the special meeting, other than the matters described in this joint proxy statement/prospectus.

Revocability of Proxies

      First Capital. The grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by delivering to the Secretary of First Capital either a duly executed revocation or a proxy bearing a later date. In addition, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of First Capital proxies should be addressed to First Capital Bancorp, Inc., 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092, Attention: Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

      CNB. The grant of a proxy on the enclosed proxy card does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by delivering to the Secretary of CNB either a duly executed revocation or a proxy bearing a later date. In addition, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of CNB proxies should be addressed to CNB Holdings, Inc., 7855 North Point Parkway, Suite 200, Alpharetta, Georgia 30022-4849, Attention: Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

      First Capital. First Capital will pay all of the costs of soliciting proxies in connection with its special meeting, except that CNB will pay the costs of filing the registration statement with the SEC, of which this joint proxy statement/prospectus is a part, and one-half of the costs of printing the registration statement and this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of First Capital who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

      CNB. CNB will pay all of the costs of soliciting proxies in connection with its special meeting and one-half of the costs of printing the registration statement and this joint proxy statement/prospectus. Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of CNB who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

      No person is authorized to give any information or to make any representation not contained in this joint proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by First Capital, CNB or any other person. The delivery of this joint proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of First Capital or CNB since the date of the joint proxy statement/prospectus.

Recommendation of the Boards of Directors

      First Capital. First Capital’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of First Capital and its shareholders, and recommends that First Capital shareholders vote “FOR” approval of the merger agreement.

      In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, First Capital’s board of directors, among other things, consulted with its legal advisors, Powell, Goldstein, Frazer & Murphy LLP, regarding the legal terms of the merger agreement and with its financial advisor, Trident Securities, a division of McDonald Investments, Inc., as to the fairness, from a financial point of view, of the consideration to be received by the holders of First Capital common stock in the merger. For a discussion of the factors considered by First Capital’s board of directors in reaching its conclusion, see “BACKGROUND OF AND REASONS FOR THE MERGER # First Capital’s Reasons for the Merger.”

      First Capital shareholders should note that First Capital’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of First Capital. See “TERMS OF THE MERGER — Interests of Employees and Directors of CNB and First Capital in the Merger.”

      CNB. CNB’s board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of CNB and its shareholders, and recommends that CNB shareholders vote “FOR” approval of the merger agreement.

      In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, CNB’s board of directors, among other things, consulted with its legal advisors, Troutman Sanders LLP, regarding the legal terms of the merger agreement and with its financial advisor, BankersBanc Capital Corporation, as to the fairness, from a financial point of view, of the consideration to be paid to the holders of First Capital common stock in the merger. For a discussion of the factors considered by CNB’s board of directors in reaching its conclusion, see “BACKGROUND OF AND REASONS FOR THE MERGER # CNB’s Reasons for the Merger.”

      CNB shareholders should note that CNB’s directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of CNB. See “TERMS OF THE MERGER # Interests of Employees and Directors of CNB and First Capital in the Merger.”

Auditor Information

      First Capital. A representative of Mauldin & Jenkins, LLC, First Capital’s independent auditors, is expected to be present at the First Capital special meeting and will have the opportunity to make a statement, if he or she desires, and respond to appropriate questions

      CNB. A representative of Mauldin & Jenkins, LLC, CNB’s independent auditors, is expected to be present at the CNB special meeting and will have the opportunity to make a statement, if he or she desires, and respond to appropriate questions.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

      Over the last number of years, a consolidation in the banking industry has occurred. This consolidation has been fueled by, among other things, national and state banking-related legislation that has enabled certain financial institutions to benefit from the economies of scale and greater efficiencies available to combined entities. Financial institutions have increasingly sought suitable combinations as a means of obtaining such benefits.

      Senior management of both CNB and First Capital have regularly reviewed with their respective boards of directors the possible benefits of strategic business combinations with other financial institutions. In each case, these reviews have been considered in light of each institution’s ongoing evaluation of its available strategies to increase shareholder value and strengthen its franchise in order to better compete in the consolidating market for financial services and products. In addition, both CNB’s and First Capital’s senior management teams reviewed market conditions with their counterparts at other financial institutions.

      In March 2003, H.N. Padget, Jr., CNB’s president and chief executive officer, and William R. Blanton, First Capital’s president and chief executive officer, met at the suggestion of Trident Securities, a division of McDonald Investments, Inc., an investment banking firm, to discuss the possibility of a strategic merger of equals between CNB and First Capital.

      At that meeting, Mr. Padget and Mr. Blanton came to the conclusion that CNB and First Capital could strategically fit well together, based on the companies’ respective businesses, managements and employee cultures, and the geographic location and breadth of their franchises. Based on these discussions, the two executives decided it would be worthwhile to continue considering a transaction. As a result, further informal discussions were held between various members of CNB and First Capital senior management concerning the potential benefits and advantages of a merger of equals.

      Mr. Padget and Mr. Blanton again met on April 3, 2003. From this time until Mr. Padget and Mr. Blanton met in early May 2003, CNB and First Capital conducted informal due diligence investigations of each other in order to develop, among other things, financial analyses of the proposed transaction. CNB’s and First Capital’s senior managements held further discussions and negotiations with each other concerning the proposed terms and conditions of a merger of equals, as well as the potential benefits and advantages thereof. A memorandum authored by Mr. Blanton and Mr. Padget addressed to the respective boards of the two companies outlined, among other things, a proposed corporate structure, possible merger and growth strategies, the composition of the combined company’s board of directors by equal numbers of CNB and First Capital directors, and the roles of Mr. Blanton as vice chairman and chief operating officer, and of Mr. Padget as the president and chief executive officer, of the combined company.

      On May 19, 2003, First Capital’s executive committee met and approved moving forward with the merger discussions as presented in the joint memorandum. On June 16, 2003, First Capital’s executive committee met and authorized its management to hire Trident to represent First Capital.

      On May 21, 2003, CNB’s board met and approved moving forward with the merger discussions as presented in the joint memorandum, and also gave its executive committee authority to interview and hire a financial advisor to represent the company. Accordingly, on June 2, 2003, CNB engaged BankersBanc Capital Corporation to represent it in the proposed transaction.

      Thereafter, representatives of BankersBanc and Trident met on a number of occasions to discuss various issues related to the proposed merger of equals. The discussions between CNB’s and First Capital’s senior management, and those between CNB’s and First Capital’s respective financial advisors, included discussions with respect to the key provisions of a potential merger of equals, including financial terms, transaction structure, management and succession plans and potential integration, transition and regulatory issues.

      On August 27, 2003, Messrs. Blanton, Padget, attorneys with Troutman Sanders LLP and Powell, Goldstein, Frazer & Murphy LLP and a representative of BankersBanc Capital Corporation met with four officers of the Federal Reserve Bank of Atlanta. The purpose of the meeting was to preview the possibility of the merger, its perceived advantages to the parties and to gain insight as to the likelihood of regulatory approval. The officers of the Federal Reserve Bank of Atlanta expressed concerns regarding the capital adequacy of the combined organization as set forth in pro forma projected consolidated financial statements. Based on discussions with the Federal Reserve Bank of Atlanta, the companies believe that these concerns would be addressed if additional capital is raised prior to consummation of the merger. See “TERMS OF THE MERGER — Raising of Additional Capital” for a discussion of the proposed capital raising efforts of CNB and First Capital.

      On August 7, 2003, First Capital’s board met and heard a presentation by representatives of Trident regarding the proposed terms of the merger. Attorneys with Powell, Goldstein, Frazer & Murphy LLP reviewed with the First Capital board the legal standards applicable to its consideration of the merger agreement and related transactions. At this meeting, First Capital’s board approved a tentative exchange ratio and directed its senior management to continue moving toward a proposed transaction.

      The proposed terms of the merger of equals were presented to the CNB board at a meeting held on August 20, 2003. At this meeting, CNB’s board approved a tentative exchange ratio and directed its senior management to continue moving forward toward finalizing an agreement.

      Each of CNB and First Capital requested that Troutman Sanders LLP and Powell, Goldstein, Frazer & Murphy LLP, respectively, as counsel, perform formal due diligence and assist in the preparation of definitive documentation with respect to the proposed transaction, including the merger agreement.

      On September 10, 2003, the CNB board held a special meeting at which senior management of CNB reviewed its discussions and negotiations with First Capital regarding the proposed merger of equals, as well as the results of its due diligence investigation of First Capital. At this time, it was agreed that the exchange ratio in the merger would be 10,382 shares of CNB common stock for each share of First Capital stock. Representatives of BankersBanc presented to the CNB board detailed financial information with respect to First Capital and the potential transaction, and rendered its oral opinion that, as of such date, the exchange ratio in the merger agreement was fair to CNB from a financial point of view. Also at this meeting, attorneys with Troutman Sanders reviewed the terms of the merger agreement and informed the CNB board of the legal standards applicable to its decision to approve such agreements and the transactions contemplated thereby. Counsel also explained that shareholder approval of the transaction was advisable, given the number of shares to be issued in the transaction. After further questions by, and discussion among, the members of the CNB board, CNB’s board voted unanimously to approve the merger agreement and the transactions contemplated thereby.

      On September 12, 2003, First Capital’s board held a special meeting at which senior management of First Capital, together with First Capital’s legal and financial advisors, reviewed the discussions and negotiations with CNB regarding the proposed merger of equals and the results of First Capital’s due diligence investigation of CNB. Representatives of Trident detailed financial information with respect to the potential transaction to, and answered questions of, the First Capital board, and rendered its oral opinion that, as of September 12, 2003, the exchange ratio provided in the merger agreement was fair to the holders of First Capital common stock from a financial point of view. Also at this meeting, attorneys with Powell, Goldstein, Frazer & Murphy LLP, reviewed the terms of the merger agreement, reminded the First Capital board of the legal standards applicable to its decision to approve the merger agreement and the transactions contemplated thereby. Senior management of First Capital and the First Capital board reviewed the terms of the proposed merger of equals, and the First Capital board concluded that, based on a variety of factors, CNB’s business and financial position and the value per share based on the proposed financial terms and prevailing stock market valuations, the proposed transaction with CNB was in best interests of First Capital and its shareholders. After further questions by and discussion among the members of the First Capital board, and consideration of relevant factors, First Capital’s board of directors voted unanimously to approve the merger agreement and the transactions contemplated thereby as being in the best interests of the shareholders of First Capital. The First Capital board approved the merger agreement substantially in the form reviewed by the board, with such changes and additions as discussed by the board, and authorized the execution and delivery of the final merger agreement on behalf of First Capital, subject to confirmation by the executive committee that such changes and additions were made to the final merger agreement.

      On September 17, 2003, the executive committee of First Capital’s board held a special meeting at which Mr. Blanton presented, and the executive committee considered, the final merger agreement. After discussion, the executive committee confirmed that the changes and additions requested by the board had been made and then unanimously authorized execution and delivery of the merger agreement.

      On September 24, 2003, the definitive merger agreement was entered into by CNB and First Capital.

First Capital’s Reasons for the Merger

      First Capital’s board of directors believes that the merger is fair to, and in the best interest of, First Capital and its shareholders. In reaching its decision to approve the merger agreement, First Capital’s board of directors consulted with its management, as well as with its financial and legal advisors, and considered a variety of factors, including the following:

•	An analysis of the business, operations, financial condition, earnings and prospects of CNB including the information obtained in First Capital’s due diligence review of CNB;

•	The competitive and regulatory environment for financial institutions generally;

•	The strategic opportunities presented by a merger between First Capital and CNB based on the belief that the combined organization with assets greater than $500 million would be more attractive to potential customers, employees, purchasers and sellers;

•	The merger will enable First Capital shareholders to exchange their shares of First Capital common stock, in a tax-free transaction, for registered shares of common stock of a public company;

•	The belief that the merger will provide greater liquidity for First Capital shareholders by providing a public market for their stock, a greater number of shareholders and a larger number of outstanding shares;

•	The belief that the merger of equals between First Capital and CNB would provide shareholders of First Capital greater benefits than could be obtained through internal growth or the acquisition of another bank;

•	The belief that the combined entity will provide greater diversification of assets and a deeper pool of experienced management; and

•	The opinion of Trident Securities, a division of McDonald Investments, Inc., that the merger consideration provided in the merger agreement was fair to the shareholders of First Capital, from a financial point of view.

      The discussion of the information and factors considered by First Capital’s board of directors is not intended to be exhaustive but includes all of the material factors the board considered. In reaching its determination to approve and recommend the merger, First Capital’s board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

CNB’s Reasons for the Merger

      CNB’s board of directors believes that the merger is fair to, and in the best interest of, CNB and its shareholders. In reaching its decision to approve the merger agreement, CNB’s board of directors consulted with its management, as well as with the company’s financial and legal advisors, and considered a variety of factors, including the following:

•	The expectation that the rate of earnings growth of the combined company would be greater than CNB could achieve separately;

•	The analysis of the business, operations, financial condition, earnings and prospects of First Capital including the information obtained in CNB’s due diligence review of First Capital;

•	The strategic opportunity presented by a merger of equals between CNB and First Capital;

•	The complementary nature of CNB’s and First Capital’s businesses, management and employee cultures and the geographic locations of their respective banks;

•	The belief that CNB and First Capital share a common vision about the importance of delivering financial performance and shareholder value and that the management and employees of CNB and First Capital possess complementary skills and expertise;

•	The belief that the risk of successfully combining and integrating CNB and First Capital would be less than the execution risks of other possible strategic alternatives that would be expected to provide benefits to CNB shareholders comparable to those we expect our shareholders to derive from a merger of equals with First Capital;

•	The opinion of BankersBanc Capital Corporation that the exchange ratio set forth in the merger agreement was fair to the shareholders and option holders of CNB from a financial point of view; and

•	The fact that, after the merger, First Capital Bank and Chattahoochee National Bank, on a combined basis, would be one of the three largest independent banks doing business primarily in the metropolitan Atlanta market.

      The discussion of the information and factors considered by CNB’s board of directors is not intended to be exhaustive but includes all of the material factors the board considered. In reaching the determination to approve and recommend the merger, CNB’s board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

Opinion of First Capital’s Financial Advisor

      First Capital retained Trident Securities, a division of McDonald Investments, Inc., to act as its financial advisor in connection with a possible merger and related matters. As part of its engagement, Trident agreed, if requested by First Capital, to render an opinion with respect to the fairness, from a financial point of view, to the holders of First Capital common stock, of the exchange ratio of 10,382 shares of CNB for each share of First Capital common stock. Trident is a nationally recognized specialist for the financial services industry, in general, and for banks in particular. Trident is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. First Capital selected Trident as its financial advisor based upon Trident’s qualifications, expertise and reputation in such capacity.

      Trident delivered an opinion, dated September 24, 2003, that the exchange ratio was fair to First Capital shareholders, from a financial point of view, as of the date of such opinion.

      The full text of Trident’s written opinion to the First Capital board which sets forth the assumptions made, matters considered and extent of review by Trident, is attached as Appendix B and is incorporated herein by reference. It should be read carefully and in its entirety in conjunction with this joint proxy statement/prospectus. The following summary of Trident’s opinion is qualified in its entirety by reference to the full text of the opinion. Trident’s opinion is addressed to the First Capital board of directors and does not constitute a recommendation to any shareholder of First Capital as to how such shareholder should vote at the First Capital special meeting described in this joint proxy statement/prospectus.

      Trident, in connection with rendering its opinion:

•	Reviewed First Capital’s audited financial statements for each of the years ended December 31, 2002, 2001 and 2000 and First Capital’s Annual Reports, including the audited financial statements contained in such Annual Reports;

•	Reviewed CNB’s Annual Reports to Shareholders and Annual Reports on Form 10-KSB for each of the years ended December 31, 2002, 2001 and 2000, including the audited financial statements contained in such Annual Reports;

•	Reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of First Capital and CNB provided to it or publicly available;

•	Participated in meetings and telephone conferences with members of senior management of First Capital and CNB concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to its inquiry;

•	Reviewed stock market information for CNB common stock, and compared it with similar information for selected companies, the securities of which are publicly traded;

•	Compared the results of operations and financial condition of First Capital and CNB with that of selected companies which it deemed to be relevant for purposes of this opinion;

•	Reviewed the financial terms, to the extent publicly available, of selected acquisition transactions which it deemed to be relevant for purposes of its opinion;

•	Reviewed the merger agreement and related documents; and

•	Performed such other reviews and analyses as it deemed appropriate.

      The oral and written opinions provided by Trident to First Capital were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates of such opinions.

      In connection with its review and arriving at its opinion, Trident relied upon the accuracy and completeness of the financial information and other pertinent information provided by First Capital and CNB to Trident for purposes of rendering its opinion. Trident did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for First Capital and CNB with the input of their respective managements, as well as projections of cost savings and operating synergies, Trident assumed that this information reflects the best available estimates and judgments of First Capital and CNB as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which Trident could formulate its opinion. Neither First Capital nor CNB publicly discloses internal management projections of the type utilized by Trident in connection with Trident’s role as financial advisor to First Capital. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relating to the general economic and competitive conditions facing First Capital and CNB. Accordingly, actual results could vary significantly from those set forth in the respective projections.

      Trident does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect to loan portfolios and therefore assumes that such allowances for First Capital and CNB are adequate to cover such losses. In addition, Trident does not assume responsibility for the review of individual credit files and did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of First Capital or CNB, nor was Trident provided with such appraisals. Furthermore, Trident assumes that the merger will be consummated in accordance with the terms set forth in the merger agreement, without any waiver of any material terms or conditions by First Capital, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Trident assumes that the merger will be recorded as a purchase in accordance with generally accepted accounting principles.

      In connection with rendering its opinion to First Capital’s board of directors, Trident performed a variety of financial and comparative analyses, which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by Trident. Moreover, Trident believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor’s opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, Trident also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, Trident drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in Trident’s analyses were not necessarily indicative of actual future results or values, which may significantly diverge more or less favorably from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by Trident were assigned a greater significance by Trident than any other in deriving its opinion.

      Comparable Transaction Analysis. Trident reviewed and compared actual information for five completed bank merger transactions (through September 8, 2003) it deemed pertinent to an analysis of the merger. These transactions were also deemed to be mergers of equals, and Trident focused primarily on transactions in which each of the merging companies had equal board representation after the transaction. A summary comparison of this information is contained below.

	Ownership				Equity		LTM Earnings		Tang. Equity / Assets
Acquirer/Target	Acquire		Target		Acquirer	Target	Acquirer	Target	Acquirer	Target

UNB Corp. / BancFirst Ohio Corp.	47.5%		52.5%		42.0%	58.0%	48.9%	51.1%	7.3%	6.1%

Virginia Financial Corp./ VA Commonwealth Financial Corp.	54.0%		46.0%		50.5%	49.5%	55.8%	44.2%	10.3%	11.1%

First Sterling Banks Inc./ Main Street Banks Inc.	36.7%		63.3%		37.4%	62.6%	32.4%	67.6%	7.7%	9.2%

Catawba Valley Bancshares Inc. / First Gaston Bank of NC	59.3%		40.7%		59.6%	40.4%	59.0%	41.0%	10.2%	10.0%

First Union Corp. / Wachovia Corp.	70.0%		30.0%		70.9%	29.1%	10.0%	90.0%	4.7%	7.2%

Median	54.0%		46.0%		50.5%	49.5%	48.9%	51.1%	7.7%	9.2%

CNB Holdings, Inc. / First Capital Bancorp, Inc.	30.3	%(1)	69.6	%(1)	32.1%	67.9%	26.7%*	73.3%*	7.5%	5.6%

*	YTD annualized earnings

(1)	Based on outstanding shares and conversions of First Capital convertible subordinated debentures.

      Discounted Dividend Analysis – First Capital (Stand alone). Trident calculated an equity value for First Capital based upon the value, discounted to the present, of estimates of projected dividends from the fiscal year ended December 31, 2003 through the fiscal year ended December 31, 2008 and a projected year 2008 terminal value. In conducting its analysis, Trident utilized financial estimates provided by First Capital and relied upon First Capital’s management as to the reasonableness and achievability of the financial and operating projections. These projections served as the basis for Trident’s analysis.

      This analysis utilized a range of discount rates of 13.0% to 15.0% and a range of terminal multiples of 14.0x to 18.0x projected 2008 net income. The analysis resulted in a range of present values between $187,687 and $274,218 per share.

      Discounted Dividend Analysis – First Capital and CNB (Combined). Trident calculated an equity value for First Capital’s ownership of the combined company based upon the value, discounted to the present, of estimates of projected dividends from the fiscal year ending December 31, 2003 through the fiscal year ending December 31, 2008 and a projected year 2008 terminal value. In conducting its analysis, Trident utilized financial estimates provided by First Capital and CNB and relied upon First Capital’s and CNB’s management as to the reasonableness and achievability of the financial and operating projections. These projections, which included synergies, served as the basis for Trident’s analysis.

      This analysis utilized a range of discount rates of 13.0% to 15.0% and a range of terminal multiples of 14.0x to 18.0x projected 2008 net income. The analysis resulted in a range of present values between $199,065 and $286,595 per share.

      Trident noted that the discounted earnings analysis was included because it is a widely used valuation methodology, but that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend pay-out rates and discount rates.

      Accretion/Dilution Analysis. Trident analyzed the pro forma merger per share financial impact of the merger on First Capital’s and CNB’s cash and GAAP earnings, as well as book value and tangible book value. This analysis took into consideration the exchange ratio of 10,382 shares of CNB for each share of First Capital as well as management’s assumption of future earnings and potential cost savings. A summary is provided below.

5/31/03 Book Value per Share
Accretion / Dilution — First Capital		0.2%
Accretion / Dilution — CNB		4.9%
5/31/03 Tangible Book Value per Share
Accretion / Dilution — First Capital		-5.0%
Accretion / Dilution — CNB		-0.8%

	GAAP	Cash
Pro forma EPS 2004
Accretion / Dilution — First Capital	1.9%	4.3%
Accretion / Dilution — CNB	34.9%	38.1%
Pro forma EPS 2005
Accretion / Dilution — First Capital	7.0%	8.9%
Accretion / Dilution — CNB	10.2%	12.2%

      Contribution Analysis. Trident reviewed selected balance sheet and income statement data, including earnings, shareholders equity, total loans, and total deposits contributed by First Capital and CNB to the combined company and then compared the relative contribution to the pro forma ownership of First Capital and CNB.

		Contribution

	First
	Capital	CNB

Ownership (1)	69.7%	30.3%
Assets	76.4%	23.6%
Loans	75.8%	24.2%
Deposits	75.8%	24.2%
Core Deposits (less Jumbos)	75.0%	25.0%
Equity (1)	70.7%	29.3%
Net income (YTD Annualized)	73.3%	26.7%
Net income (2003E)	76.3%	23.7%

(1)	Based on outstanding shares and conversion of First Capital convertible subordinated debentures.

      Comparable Company Analysis. Trident reviewed and compared stock market data and selected financial information for CNB with corresponding information for actively-traded banks possessing similar financial and performance characteristics as CNB.

The table below represents a summary analysis of all of the comparable groups based on market prices as of September 3, 2003 and the latest publicly available financial data as of or for the most recent trailing twelve months:

Trading and Performance Data	Median	Mean	CNB

Price to last twelve months reported earnings	29.7	x	39.9	x	48.9	x
Price to book value	148.4%	146.4%	130.1%
Price to tangible book value	148.4%	147.3%	130.1%
Price to assets	14.2%	13.5%	9.1%
Dividend yield	0.0%	0.2%	0.0%
Return on average assets (last twelve months)	0.20%	0.07%	0.21%
Return on average equity (last twelve months)	2.6%	1.7%	2.7%

      The analysis reveals that CNB is trading at a premium to its peers with respect to price to earnings but at a discount relative to price to book, price to tangible book, and price to assets.

      Trident also compared the relative price performance of CNB stock over the three-year period ended September 2003 with the S&P 500 index, an index of actively-traded U.S. banks, and an index of U.S. banks with assets less than $500 million. CNB stock’s relative price performance exceeded the respective price performances of each index except for the index of U.S. banks with assets less than $500 million.

      Based on the aforementioned analyses and Trident’s experience with numerous mergers involving bank institutions, it is Trident’s opinion that the exchange ratio to be received by First Capital shareholders in the merger is fair from a financial point of view.

      No company used as a comparison in the above analyses is identical to First Capital, CNB or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgments concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume or price of the companies to which First Capital, CNB and the combined entity are being compared.

      In connection with the delivery of its opinion dated as of the date of this joint proxy statement/prospectus, Trident performed procedures to update, as necessary, some of the analyses described above and reviewed the assumptions on which the analyses described above were based and the factors considered in connection with such analyses. Trident did not perform any analyses in addition to those described above in updating the opinion.

      For its financial advisory services provided to First Capital, Trident has been paid fees of $90,000 to date and will be paid an additional fee that will amount to $160,000 at the time of the closing of the merger. In addition, First Capital has agreed to indemnify Trident against various liabilities, including any which may arise under the federal securities laws.

      Trident, directly or through McDonald Investments, Inc., is a member of all principal securities exchanges in the United States and, in the conduct of its broker-dealer activities, has from time to time purchased securities from, and sold securities to, First Capital and/or CNB. As a market maker, Trident may also have purchased and sold the securities of First Capital and/or CNB for Trident’s own account and for the accounts of its customers.

Opinion of CNB’s Financial Advisor

      CNB retained BankersBanc Capital Corporation on June 2, 2003 to act as its financial advisor in connection with discussions that were underway with First Capital regarding a merger of equals transaction. A representative of BankersBanc made presentations on the status of these discussions in numerous meetings of the CNB executive committee and board of directors held between April 23, 2003 and September 24, 2003. At a September 10, 2003 CNB board of directors meeting, BankersBanc rendered its oral opinion that, based upon its review of the merger agreement negotiated with First Capital, conversion of each share of First Capital common stock into the right to receive 10,382 shares of CNB common stock and the additional terms provided for by the merger agreement were fair to the shareholders and optionholders of CNB from a financial point of view. BankersBanc has also rendered a written opinion to the CNB board of directors that, on the date of this joint proxy statement/prospectus, based on the information set forth therein, the terms of the merger agreement were fair to the CNB shareholders and optionholders from a financial point of view.

      The full text of BankersBanc’s written opinion is attached as Appendix C to this joint proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix C. CNB shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by BankersBanc in connection therewith.

      BankersBanc’s opinion is directed to the CNB board of directors only and is directed only to the terms of the merger agreement and does not constitute a recommendation to any CNB shareholder regarding how such shareholder should vote at the CNB special meeting.

      In arriving as its written opinion, BankersBanc, among other things: (1) analyzed certain audited and unaudited financial statements and other information of CNB and First Capital; (2) reviewed and discussed with appropriate management personnel, CNB and First Capital’s past and current business activities and financial results and the future business and financial outlook for CNB and First Capital; (3) considered certain financial and stock market data of publicly held banking institutions similar to First Capital and CNB; (4) reviewed the terms of certain comparable mergers of equals transactions involving community banking institutions and considered the relative financial contribution made by and the resulting ownership received by the parties to these transactions; (5) reviewed the merger agreement and certain related documents; (6) considered the financial implications of certain other strategic alternatives available to CNB; and (7) performed such other analyses as BankersBanc deemed appropriate.

      In conducting its analysis and arriving at its opinion, BankersBanc assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for the purposes of the opinion. BankersBanc also relied upon the managements of CNB and First Capital with respect to the reasonableness and achievability of the financial forecasts (and the assumptions and bases underlying such forecasts) provided to it. CNB instructed BankersBanc that, for the purposes of its opinion, BankersBanc should assume that such forecasts will be realized in the amounts and in the time periods currently estimated by the managements of CNB and First Capital. BankersBanc also assumed, with CNB’s consent, that the aggregate allowance for loan losses for CNB and First Capital are adequate to cover such losses. BankersBanc is not an expert in the evaluation of allowances for loan losses and has not reviewed any individual credit files. BankersBanc did not make, nor was it furnished with, independent valuations or appraisals of the assets or liabilities of CNB or First Capital.

      No limitations were imposed by CNB or the CNB board of directors on the scope of BankersBanc’s investigation or the procedures to be followed by BankersBanc in rendering its opinion. The opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to BankersBanc as of, the date of its analysis.

      In arriving at the fairness, from a financial point of view, of the terms of the merger agreement to the shareholders and optionholders of CNB, BankersBanc developed an opinion of the expected financial performance of CNB on a per share basis as well as the value of CNB common stock should the institution remain independent and analyzed such expected results and value in light of the anticipated pro forma financial performance of the combined CNB/First Capital institution on a per share basis and the likely stock value which could be expected to result from the consummation of the transaction. In connection with rendering its opinion to the CNB board of directors, BankersBanc also reviewed a variety of generally recognized valuation methodologies and merger analyses and performed those which it believed were most appropriate for developing its opinion of fairness, from a financial point of view.

      The preparation of a fairness opinion involves various determinations of the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. In arriving at its fairness opinion, BankersBanc did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments about the significance and relevancy of each analysis and factor. None of the analyses performed by BankersBanc were assigned a greater significance by BankersBanc than any other. Accordingly, BankersBanc believes that its analyses must be considered as a whole and that a review of selected portions of such analyses and the factors considered therein, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its opinion and any conclusions reached therein. In its analyses, BankersBanc made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond CNB’s control. Any estimates contained in BankersBanc’s analyses are not necessarily indicative of actual values or predictive of future results or values that may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities actually may be sold. In addition, as described above, BankersBanc’s opinion and presentations to the CNB Board were only a few of many factors taken into consideration by the CNB Board in making its determination to approve the merger agreement.

      The following is a brief summary of analyses performed by BankersBanc in connection with its opinion delivered to CNB’s board of directors on September 17, 2003:

      Summary of Proposal. BankersBanc reviewed the terms of the proposed transaction as reflected in the merger agreement. BankersBanc stated that, based on an exchange ratio of 10,382 shares of CNB common stock for each First Capital common share to be outstanding, after reflecting the conversion of First Capital’s convertible subordinated debentures, into First Capital common stock, and reflecting every outstanding option exercisable into First Capital common shares, CNB’s shareholders and optionholders would hold 31.0% of the ownership of the combined institution on a fully diluted basis.

      Indicated Value of CNB as an Independent Bank. BankersBanc undertook an analysis addressing the likely financial performance of CNB through 2005 on a per share basis and estimated the range of potential share values which would be implied if CNB were to remain an independent bank. In this analysis methodology, BankersBanc estimated CNB would earn $0.84 and $1.28 per share for the years ended December 31, 2004 and 2005. BankersBanc valued these earnings at the then current median price earnings ratio (calculated using trailing earnings) for community banks in Georgia of 17.8x. This suggested a value of $22.78 per share for CNB by the end of 2005.

      In comparison, BankersBanc estimated the earnings per share of CNB for 2004 and 2005, reflecting both the merger with First Capital as well as a $4.5 million common stock offering consummated at the time of the merger, to be $1.17 and $1.64, respectively. Applying the same median price earnings ratio for Georgia community banks discussed above of 17.8x to these earnings suggested a share value of $29.19 by the end of 2005.

      Analysis of Other Selected Mergers of Equals Transactions Involving Community Banks. BankersBanc reviewed five recently announced mergers of equals transactions involving community banks and bank holding companies. BankersBanc noted in particular the relative financial contribution in terms of equity, earnings, assets, loans and deposits of each of the parties to the transactions and contrasted these contributions to the resulting fully diluted ownership received by those parties. BankersBanc also reviewed other data in connection with each of these mergers, including the level of earnings and capital of the parties and the return on equity and the return on assets of the parties. BankersBanc then compared this data to that of the CNB/First Capital transaction and to the fully diluted ownership to be received by CNB shareholders in the merger.

      BankersBanc noted that generally the resulting fully diluted ownership of the parties to mergers of equals transactions closely tracks their relative equity and earnings contribution to the combined institution. BankersBanc then noted that in the proposed combination with First Capital, CNB would be contributing approximately 29.8% of the common equity (33.6% on a fully diluted basis) to the combined institution, approximately 29.3% of the five months earnings through May 31, 2003 (22.0% of the projected earnings for the year ended December 31, 2003) and 24.2%, 24.2% and 23.6% of the combined institution’s loans, deposits and total assets as of May 31, 2003, respectively. BankersBanc believes the 33% of the fully diluted ownership to be received by the shareholders and optionholders of CNB in the transaction compares favorably to these relative financial contribution measures.

      No company or transaction used in the above analyses as a comparison is identical to CNB, First Capital or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not, in itself, a meaningful method of using comparable company data.

      In connection with its opinion dated the date of this joint proxy statement/prospectus, BankersBanc confirmed the appropriateness of its reliance on the analyses used to render its September 17, 2003 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions on which such analyses were based and the factors considered in connection therewith.

      BankersBanc is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, and valuations for estate, tax, corporate and other purposes. CNB has paid BankersBanc a fee of $25,000 in connection with its engagement. An additional fee based upon the aggregate market value of the equity securities held by CNB shareholders and optionholders will be payable to BankersBanc upon consummation of the merger. This additional fee will be approximately $100,000. No compensation payable to BankersBanc is contingent on the conclusions reached in the opinion of BankersBanc. CNB has also agreed to reimburse BankersBanc for reasonable out-of-pocket expenses and to indemnify BankersBanc and certain related persons against certain liabilities arising out of its engagement.

TERMS OF THE MERGER

      The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this joint proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Appendix A to this joint proxy statement/prospectus, to the registration statement, of which this joint proxy statement/prospectus is a part, and to the exhibits to the registration statement.

General

      The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, First Capital will merge with and into CNB, with CNB remaining in existence as the surviving corporation in the merger. First Capital Bank and Capital Financial Software, LLC, each a wholly-owned subsidiary of First Capital, will become wholly-owned subsidiaries of CNB following the merger.

Conversion of Stock; Treatment of Options

      First Capital Common Stock. At the effective time of the merger, each share of First Capital common stock outstanding generally will be converted into and exchanged for the right to receive 10,382 shares of CNB common stock and cash instead of fractional shares. The exchange ratio is subject to customary adjustments to preserve the relative value of the consideration First Capital shareholders are to receive in the event of stock splits, reverse stock splits or the like before the merger is completed, as described below under “—Antidilution Adjustments.” Because the exchange ratio is fixed and because the market price of CNB common stock will fluctuate, the value of the shares of CNB common stock that First Capital shareholders will receive in the merger may increase or decrease, both before and after the merger.

      Any First Capital shareholder who would otherwise have been entitled to receive a fraction of a share of CNB common stock in the merger will receive, in lieu thereof, cash (without interest) in an amount equal to his or her fractional share multiplied by the last sale price for CNB common stock on the Over the Counter Bulletin Board on the business day prior to the effective time of the merger.

      Some shares of First Capital common stock will not be converted in the merger. These include any shares held by CNB, First Capital and their respective subsidiaries, except for shares held on behalf of third parties. Each outstanding share of First Capital common stock owned by CNB, First Capital and their respective subsidiaries will be canceled at the effective time of the merger and will cease to be outstanding.

      Stock Options. Each outstanding and unexercised option to acquire First Capital common stock granted under First Capital’s stock incentive plans will be assumed by CNB and any right to purchase First Capital stock under the options shall be converted at the effective time of the merger into rights to purchase CNB common stock, with the following adjustments:

•	The number of shares of CNB common stock subject to the option will be equal to the product of the number of shares of First Capital common stock subject to the option immediately prior to the effective time of the merger and the exchange ratio; and

•	The exercise price per share of CNB common stock subject to the option will be equal to the exercise price under the First Capital option immediately prior to the effective time of the merger divided by the exchange ratio, rounded up to the nearest whole cent.

Shares of CNB common stock to be issued upon the exercise of First Capital stock options will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

      Antidilution Adjustments. If, before the effective time of the merger, the outstanding shares of First Capital common stock or CNB common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the exchange ratio.

      CNB Common Stock. All shares of CNB common stock issued and outstanding immediately before the effective time of the merger will remain issued and outstanding immediately after completion of the merger as shares of common stock of the surviving corporation. They will not be affected by the merger.

First Capital Trust Preferred Securities

      CNB will, in connection with the merger, expressly assume First Capital’s obligations with respect to First Capital’s $6,200,000 outstanding trust preferred securities which were issued in January 2002. First Capital’s obligations under the trust preferred securities include the due and punctual payment of the principal and interest to the purchasers of such securities and compliance with the terms and conditions of agreements entered into in connection with the private placement. For a description of First Capital’s trust preferred securities and the related 9% debentures, see Note 10 to the consolidated financial statements of First Capital included in this joint proxy statement/prospectus.

      In order to assume First Capital’s obligations under these agreements, CNB will, immediately prior to the consummation of the merger, enter into a supplemental indenture with the trustee of the First Capital Statutory Trust I, whereby CNB will expressly assume all of First Capital’s obligations under (1) the Indenture by and between First Capital and State Street Bank and Trust Company of Connecticut, dated as of January 17, 2002, and (2) the Amended and Restated Trust Agreement for First Capital Statutory Trust I by and among First Capital, State Street Bank and Trust Company of Connecticut, William R. Blanton, and Catherine A. Duncan, dated as of January 17, 2002.

Raising of Additional Capital

      Based on preliminary discussions with the Federal Reserve and our expectations regarding the growth of the combined companies following the merger, we believe that we will need to enhance our capital position prior to receiving the regulatory approvals necessary to complete the merger. As a result, each company has begun significant capital raising initiatives.

      CNB plans to commence a stock offering to First Capital and CNB shareholders on a pro rata basis. If, after all of CNB’s and First Capital’s shareholders have had the opportunity to purchase shares in the offering, shares remain available for purchase, CNB will open the offering of common stock to outside investors. CNB currently contemplates issuing between $9 million and $12 million worth of additional shares in the offering at a price of $12.00 per share. The closing of the offering will be contingent upon and will occur simultaneously with the closing of the merger.

      In addition, effective immediately prior to the effective time of the merger, First Capital will call for conversion its $2.688 million floating rate convertible subordinated debentures that are due to mature on November 30, 2006. The debentures will convert into an aggregate of 32 shares of First Capital common stock and will result in an increase to First Capital’s shareholders’ equity of approximately $2,489,600. Pursuant to the merger agreement, upon the conversion of the debentures First Capital will pay the debenture holders an aggregate pretax premium of no more than $320,000 in cash. The conversion of the convertible subordinated debentures is contingent on and will occur simultaneously with the closing of the merger.

      The estimated pro forma capital ratios of the combined company, after giving effect to the capital raising initiatives described above, are as follows:

	Minimum	Maximum
	Offering of	Offering of
	$9 Million	$12 Million

Tier 1 Leverage Ratio	8.73%	9.29%
Tier 1 Risk Based Capital Ratio	10.87%	11.57%
Total Risk Based Capital Ratio	11.87%	12.56%

      Based on these pro forma capital ratios, the combined company will be “well capitalized” under the Federal Reserve’s capital regulations. See “SUPERVISION AND REGULATION — Capital Adequacy” for more information regarding the Federal Reserve’s capital regulations.

Effective Time of the Merger

      If the merger agreement is approved by the requisite votes of the shareholders of First Capital and CNB and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the Articles of Merger reflecting the merger become effective with the Secretary of State of Georgia. Unless otherwise mutually agreed upon in writing by our chief executive officers, we will use our reasonable efforts to cause the effective time of the merger to occur on the last business day of the month in which the last of the following occurs:

•	the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

•	the date on which First Capital shareholders approve the merger agreement;

•	the date on which CNB shareholders approve the merger agreement; or

•	a later date if agreed upon in writing by our chief executive officers.

      Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective by the end of the second quarter of 2004.

      Either of us may terminate the merger agreement prior to the effective time, under several circumstances. See “— Conditions to Consummation” and “— Amendment, Waiver and Termination.”

Exchange of Certificates

      Within 20 days after the effective time of the merger, CNB will mail appropriate transmittal materials to each record holder of First Capital common stock for use in effecting the surrender and cancellation of those certificates in exchange for CNB common stock. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to CNB by former First Capital shareholders. First Capital shareholders should not surrender their certificates for exchange until they receive a letter of transmittal and instructions from CNB. After the effective time of the merger, each holder of shares of First Capital common stock, except holders exercising dissenters’ rights, issued and outstanding at the effective time must surrender the certificate or certificates representing their shares to CNB and will, within 20 days after surrender, receive the consideration they are entitled to under the merger agreement, together with all undelivered dividends or distributions in respect of such shares (without interest). As provided in the merger agreement, each record holder of First Capital common stock shall also receive cash in lieu of any fractional share of CNB common stock to which he or she would be otherwise entitled (without interest). CNB will not be obligated to deliver the consideration to which any former holder of First Capital common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange. The certificate or certificates so surrendered must be duly endorsed as CNB may require. CNB will not be liable to a holder of First Capital common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.

      After the effective time of the merger (and prior to the surrender of certificates of First Capital common stock to CNB), record holders of certificates that represented outstanding First Capital common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange for the certificates a certificate or certificates representing the aggregate number of whole shares of CNB common stock to which the holder is entitled pursuant to the merger agreement, together with a check for the amount (without interest) representing any fractional share.

      In the event that any dividend or distribution, the record date for which is on or after the effective time of the merger, is declared by CNB on CNB common stock, no such dividend or other distributions will be delivered to the holder of a certificate representing shares of First Capital common stock immediately prior to the effective time of the merger until such holder surrenders such certificate as set forth above.

      In addition, holders of certificates that represented outstanding First Capital common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of CNB shareholders the number of whole shares of CNB common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

      CNB shareholders will not be required to exchange certificates representing their shares of CNB common stock or otherwise take any action after the merger is completed.

Important Federal Income Tax Consequences

      The following summarizes certain material federal income tax consequences of the merger to First Capital shareholders. This summary is based on current laws, regulations, rulings and decisions now in effect, all of which are subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law, such as rules relating to shareholders who are not citizens or residents of the United States, who are financial institutions, foreign corporations, tax-exempt organizations, insurance companies or dealers in securities, shareholders who acquired their shares pursuant to the exercise of options or similar derivative securities or otherwise as compensation, and shareholders who hold their shares as part of a straddle or conversion transaction. In addition, this summary does not address the tax consequences of the merger under applicable state, local, foreign or estate tax laws. This discussion assumes you hold your shares of First Capital common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Each First Capital shareholder should consult with his or her tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any federal, state, local, foreign or estate tax law.

      The merger is intended to constitute a “reorganization” under Section 368(a) of the Internal Revenue Code. A condition to completing the merger is that, on the closing date, CNB and First Capital receive an opinion from Troutman Sanders LLP, counsel to CNB, that the merger will qualify as a reorganization. The closing date opinion will be based on customary assumptions and customary representations made by First Capital and CNB. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. If, notwithstanding such opinion of counsel, the merger does not qualify as a reorganization, the exchange of First Capital common stock for CNB common stock in the merger will be a taxable transaction.

      Neither First Capital nor CNB intends to waive the condition that it receive an opinion that the merger will qualify as a reorganization. If, however, First Capital decides to waive the condition, First Capital will recirculate this document to disclose the waiver and to make all related material disclosures, and will resolicit proxies from the First Capital shareholders.

      Provided the merger qualifies as a reorganization, neither First Capital nor CNB will recognize any gain or loss for federal income tax purposes, and the federal income tax consequences to you as a First Capital shareholder will be as follows:

•	You will not recognize any gain or loss on the exchange of your First Capital common stock for CNB common stock, except for the receipt of cash instead of a fractional share.

•	If you receive cash instead of a fractional share of CNB common stock, you will recognize gain or loss equal to the difference between the amount of the cash received and your tax basis allocable to the fractional share. This gain or loss generally will be capital gain or loss.

•	If you exercise your dissenters’ rights under Georgia law and receive payment in cash for the fair value of your shares of First Capital common stock, you will be treated as having exchanged such shares for cash in a redemption subject to Section 302 of the Internal Revenue Code, and you generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the tax basis of such shares.

•	Your aggregate tax basis for the shares of CNB common stock received for your First Capital common stock will be the same as your aggregate tax basis for the First Capital common stock surrendered in exchange therefor, excluding any basis allocable to a fractional share of CNB common stock for which cash is received.

•	Your holding period for shares of CNB common stock received for your First Capital common stock will include your holding period for the First Capital common stock exchanged for CNB common stock if your shares of First Capital common stock are held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code at the effective time of the merger.

•	Notwithstanding anything herein to the contrary, you (and any affiliate or person acting on your behalf) may disclose to any and all persons, without limitation of any kind, the transaction’s tax treatment and tax structure and all material of any kind (including opinions or other tax analyses) provided to you relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.

      Each First Capital shareholder is urged to consult his or her personal tax and financial advisor as to his or her specific federal income tax consequences, based on his or her own particular status and circumstances, and also as to any state, local, foreign, estate or other tax consequences arising out of the merger.

Management and Operations After the Merger

      Directors and Officers of CNB and Chattahoochee National Bank. At the effective time of the merger, First Capital will merge with and into CNB. Immediately prior to the effective time of the merger, all but six directors of CNB will resign as directors of CNB. The board of directors of CNB by majority vote will select those six directors who will not resign as directors of CNB. We expect that C. Dan Alford, W.H. Groce, Jr., David R. Hink, H.N. Padget, Jr., Patricia Rhodes Grimes and W. David Sweatt will continue as directors. The remaining directors will be apportioned evenly among Class I, Class II and Class III directors. In the event any nominee of the current board of directors of CNB will not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining directors appointed by the current board of directors of CNB, by majority vote, will appoint a replacement director or directors to serve out the remaining portion of the term. W. David Sweatt will continue to serve as chairman of CNB and Chattahoochee National Bank. H.N. Padget, Jr. also will continue serving as the president and chief executive officer of CNB and Chattahoochee National Bank and Steven G. Deaton will serve as chief operating officer of Chattahoochee National Bank. The current directors of Chattahoochee National Bank will continue to serve as directors of the bank.

      Directors and Executive Officers of First Capital and First Capital Bank. Pursuant to the merger agreement, the board of directors of First Capital will designate six nominees to fill the six resulting vacancies on the board of directors of CNB. We expect that William R. Blanton, Theodore J. LaVallee, Sr., Joe E. McCart, Edgar H. Sims, Jr., Richard T. Smith and Neil H. Strickland will be designated to serve on the CNB board following the merger. Two nominees will fill Class I vacancies, two nominees will fill Class II vacancies and two nominees will fill Class III vacancies. In the event any nominee of the First Capital board of directors will not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining directors appointed by the First Capital board of directors, by majority vote, will appoint a replacement director or directors to serve out the remaining portion of the term. Furthermore, William R. Blanton will serve as vice chairman and chief financial and operating officer of CNB and will serve as chief financial and operating officer of First Capital Bank. H.N. Padget, Jr. will serve as president and chief executive officer of First Capital Bank. The current directors of First Capital Bank will continue to serve as directors of the bank.

Interests of Employees and Directors of CNB and First Capital in the Merger

      General. Some of the employees and directors of CNB and First Capital may be deemed to have interests in the merger in addition to their interests as shareholders of CNB or First Capital generally. These interests include, among others, proposed employee benefits for those who become employees of CNB or a CNB subsidiary after the merger, an employment agreement with one of First Capital Bank’s current executive officers, amendments to the employment agreements of two CNB executive officers, the appointment of certain CNB and First Capital directors to the board of the combined company, the conversion of outstanding First Capital stock options into rights to purchase CNB common stock, the conversion of First Capital subordinated debentures into First Capital common stock and insurance coverage for CNB and First Capital’s directors and officers, as described below.

      Employee Benefits. The merger agreement generally provides that CNB will furnish to those employees of First Capital who become employees of CNB or a CNB subsidiary after the effective time of the merger, benefits under employee benefit plans which, when taken as a whole, are substantially similar to those currently provided by CNB and its subsidiaries to their similarly situated employees. CNB may apply any pre-existing condition exclusion or waiting period under any CNB employee health plan for which any employees and/or officers and dependents are covered by the relevant First Capital benefit plans as of the date of the closing, but that portion of any such existing condition exclusion or waiting period will not be enforced to the extent it exceeds in duration the corresponding provision in effect under the First Capital benefit plans immediately prior to the date of the closing. For purposes of participation, vesting and benefit accrual under CNB’s employee benefit plans, service with First Capital prior to the effective time of the merger will be treated as service with CNB or its subsidiaries. CNB will credit new CNB employees for amounts paid under First Capital benefit plans for the plan year, including the effective time of the merger, for purposes of applying deductibles, co-payments and out of pocket maximums under the CNB benefit plans.

      Blanton Employment Agreement. First Capital, First Capital Bank and its president, William R. Blanton, are currently bound by an employment agreement that provides, among other things, for a payment to Mr. Blanton following a change in control of First Capital. In order to avoid payment under the terms of the existing employment agreement and as a condition to the merger, First Capital, First Capital Bank and Mr. Blanton will terminate the existing contract upon consummation of the merger, and CNB and First Capital Bank will enter into a new contract with Mr. Blanton. Pursuant to the new employment agreement, Mr. Blanton will serve as vice chairman and chief financial and operating officer of CNB.

      Under the terms of the employment agreement, Mr. Blanton will receive an annual, base salary equal to $145,000. First Capital Bank’s board of directors will review Mr. Blanton’s base salary annually and may increase his base salary from year to year subject to the approval of CNB’s compensation committee. At no time during the term of the employment agreement will Mr. Blanton’s base salary trail the base salary of the chief executive officer of CNB by more than $10,000. The employment agreement provides for certain incentive based compensation in addition to the base salary discussed above. This incentive compensation could represent as much as 100% of Mr. Blanton’s base salary and will be based on factors to be determined by the board. Mr. Blanton’s employment requires CNB to provide Mr. Blanton an automobile to drive during the term of the employment and provides for CNB’s payment of the monthly dues associated with Mr. Blanton’s membership in a country club. Mr. Blanton is also to receive supplemental cash bonuses from CNB from time to time during the term of the employment agreement in amounts equal to the premiums associated with an existing life insurance policy on his life. The period of employment shall be deemed to have commenced as of the effective date of the merger, and will continue until December 31, 2004, unless the merger is not consummated or in the event of Mr. Blanton’s death.

      The employment may be terminated (1) at the election of CNB and First Capital Bank for cause; (2) at Mr. Blanton’s election, upon CNB and First Capital Bank’s breach of any material provision of the employment agreement; or (3) upon Mr. Blanton’s death or disability. In the event that Mr. Blanton’s employment is terminated by CNB without cause, (a) CNB will be required to meet its obligations under the employment agreement for a term equal to the remaining months of the original term of the employment agreement with respect to Mr. Blanton’s compensation and health and dental insurance coverages, and (b) Mr. Blanton will be prohibited from competing with First Capital Bank or soliciting its customers or employees within the geographic area set forth in the employment agreement for a period of 12 months after the date of termination.

      Padget and Deaton Employment Agreement Amendments. In connection with the merger, each of H.N. Padget, Jr. and Steven G. Deaton entered into amendments to their respective employment agreements with CNB that prevent the merger from triggering certain change of control benefits that would otherwise be available. In addition, the term of each employment agreement was extended, with the term of Mr. Padget’s agreement being extended through January 31, 2006 and the term of Mr. Deaton’s agreement being extended through June 30, 2005. In addition, the employment agreements were amended to revise the base salary and performance bonus opportunities available to each of Messrs. Padget and Deaton. See “MANAGEMENT OF CNB — Employment Agreements.”

      Directors. At the effective time of the merger, six current CNB directors will resign from the CNB board. We expect that C. Dan Alford, W.H. Groce, Jr., David R. Hink, H.N. Padget, Jr., Patricia Rhodes Grimes and W. David Sweatt will continue as directors and that CNB’s other directors will resign from the board. Six of the vacancies on the board of directors of CNB will be filled by six nominees designated by the board of directors of First Capital. Two nominees will fill Class I vacancies, two nominees will fill Class II vacancies and two nominees will fill Class III vacancies. We expect that the six nominees designated by the First Capital board will be William R. Blanton, Theodore J. LaVallee, Sr., Joe E. McCart, Edgar H. Sims, Jr., Richard T. Smith and Neil H. Strickland. In the event any nominee of the First Capital board of directors will not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining directors appointed by the First Capital board of directors, by majority vote, will appoint a replacement director or directors to serve out the remaining portion of the term. Six of the current directors of CNB will continue to serve as directors of the combined company. In the event any of the six continuing CNB directors will not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining continuing CNB directors, by majority vote, will appoint a replacement director or directors to serve out the remaining portion of their term.

      Stock Options. As described above, each outstanding and unexercised option to acquire First Capital common stock granted under First Capital’s stock option and incentive plans will be converted automatically at the effective time of the merger into rights to purchase CNB common stock, with the following adjustments:

•	The number of shares of CNB common stock subject to the option will be equal to the product of the number of shares of First Capital common stock subject to the option immediately prior to the effective time of the merger and the exchange ratio; and

•	The exercise price per share of CNB common stock subject to the option will be equal to the exercise price under the First Capital option immediately prior to the effective time of the merger, divided by the exchange ratio, rounded up to the nearest whole cent.

Shares of CNB common stock to be issued upon the exercise of First Capital stock options will be timely registered under the Securities Act of 1933 on a registration statement on Form S-8.

      Conversion of Subordinated Debentures. In connection with merger, First Capital plans to call for the conversion of its outstanding convertible subordinated debentures due 2006. A number of First Capital directors are holders of subordinated convertible debentures. Prior to the merger, the convertible subordinated debentures will be converted into an aggregate of 32 shares of First Capital common stock. In addition, the holders of the debentures will receive an aggregate conversion premium not to exceed $320,000 in cash. See “TERMS OF THE MERGER — Raising of Additional Capital.”

      Insurance. CNB has agreed to provide directors’ and officers’ insurance coverage for directors and officers of First Capital, at CNB’s election, either (1) by purchasing continuation coverage under First Capital’s current policy for directors and officers for a period of not less than three years after the effective time of the merger, or (2) if CNB’s current directors’ and officers’ policy provides substantially similar coverage as First Capital’s current policy, by obtaining coverage under CNB’s current policy for First Capital’s directors and officers on a prior acts basis for a period not less than three years prior to the effective time of the merger.

Conditions to Consummation

      The obligations of First Capital and CNB to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

•	First Capital and CNB shareholders must have approved the merger agreement and the consummation of the merger as and to the extent required by law, First Capital’s and CNB’s governing corporate instruments and the rules of the National Association of Securities Dealers;

•	the required regulatory approvals described under “Regulatory Matters” must have been received, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First Capital or CNB, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement so as to render inadvisable the consummation of the merger;

•	each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of the board of directors of First Capital or CNB, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement so as to render inadvisable the consummation of the merger;

•	no court or regulatory authority may have taken any action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by the merger agreement;

•	the registration statement registering the shares of CNB common stock to be received by First Capital shareholders, of which this joint proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of CNB common stock issuable pursuant to the merger must have been received;

•	each party must have received an opinion of Troutman Sanders LLP as to the matters set forth above under “Important Federal Income Tax Consequences;”

•	William R. Blanton must have entered into an employment agreement with CNB, and must have terminated his existing employment agreement with First Capital;

•	each of the executive officers and directors of each party must have executed and delivered to the other party a support agreement in substantially the form attached to the merger agreement;

•	each executive officer of CNB must have amended his or her employment agreement to exempt the merger from constituting a change of control under the employment agreement so as to avoid triggering a change of control payment by CNB to the executive officer;

•	the other party’s representations and warranties must remain accurate, and the other party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement, and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

•	each party must have received an opinion of the other party’s counsel, dated the closing date, as to certain matters;

•	CNB must have received letters from Mauldin & Jenkins LLC, dated not more than five days prior to the date of this joint proxy statement/prospectus and the effective time of the merger, with respect to certain financial information regarding First Capital;

•	CNB must have received from each “affiliate” of First Capital an agreement stating, among other things, that he or she will comply with federal securities laws when transferring any shares of CNB common stock received in the merger (see “— Resales of CNB Common Stock”);

•	First Capital must have received copies of the resignations of all but six members of the board of directors of CNB; and

•	the shares of CNB common stock issuable pursuant to the merger must have been made eligible for listing on the Over the Counter Bulletin Board.

      No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

      The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of First Capital shareholders.

Regulatory Matters

      The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve”), and the Georgia Department of Banking and Finance (the “Georgia Department”). Under these agencies’ regulations, they are required, when approving a transaction such as the merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering the financial resources and future prospects of the existing and proposed institutions, the Federal Reserve and the Georgia Department will, among other things, evaluate the adequacy of the capital level of the parties to the proposed transaction.

      In addition, federal regulations will prohibit the merger of bank holding companies if the merger would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the federal regulators find that the anti-competitive effects of an acquisition are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1978, federal regulators must take into account CNB’s and First Capital’s performance record in meeting the credit needs of their respective communities, including moderate and low-income neighborhoods.

      The merger generally may not be consummated until 15 days following the date of applicable federal regulatory approval, during which time the United States Department of Justice (the “Justice Department”) may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve’s approval unless a court specifically ordered otherwise. CNB and First Capital believe that the merger does not raise any other significant regulatory concerns.

      Federal regulations provide for the publication of notices and the administrative hearings relating to the federal filings noted above and permit interested parties to intervene in the proceedings. If interested parties intervene, administrative and judicial proceedings relating to the Federal Reserve filing could substantially delay the regulatory approvals required for consummation of the merger.

      CNB and First Capital have filed or will file all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority.

      The merger agreement provides that the obligation of each of CNB and First Capital to consummate the acquisition is conditioned upon the receipt of all requisite regulatory approvals, including the approval of the Federal Reserve. There can be no assurance that any governmental agency will approve or take any other required action with respect to the merger, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the merger, or that no action will be brought challenging such approvals or action, including a challenge by the Justice Department, if such a challenge is made, its result.

      Other than as summarized above, we are not aware of any governmental approvals or actions that may be required for consummation of the merger. Should any other approval or action be required, we currently contemplate that we would seek such approval or action. To the extent that the above summary describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

      The merger of First Capital and CNB cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that any regulatory approvals will be obtained or as to the dates of any such approvals. There can also be no assurance that our regulatory approvals will not contain a condition or requirement which causes them to fail to satisfy the conditions set forth in the merger agreement. See “— Raising Additional Capital,” “— Effective Time of the Merger,” “— Conditions to Consummation” and “— Amendment, Waiver and Termination.”

      In addition to the approvals and notifications of the regulatory authorities summarized above, we are subject to ongoing supervision, regulation and periodic examination by various federal and state regulatory agencies. Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and regulatory action.

Amendment, Waiver and Termination

      To the extent permitted by law, First Capital and CNB, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of First Capital shareholders or CNB shareholders. However, after the approval of the merger by First Capital shareholders, no amendment may decrease the consideration to be received without the further approval of First Capital shareholders. Similarly, after the approval of the merger by CNB shareholders, no amendment may increase the consideration to be paid by CNB without the further approval of CNB shareholders.

      Prior to or at the effective time of the merger, either First Capital or CNB may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

      The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of the boards of directors of First Capital and CNB. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either First Capital or CNB if:

•	the other party breaches and does not timely cure any representation or warranty contained in the merger agreement;

•	any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal, or First Capital shareholders or CNB shareholders fail to approve the merger agreement at their respective special meetings;

•	the merger has not been consummated by June 30, 2004 and the failure to consummate the merger by that date has not been caused by a breach of the terminating party;

•	any of the conditions precedent to the obligation of the terminating party to consummate the merger cannot be satisfied by June 30, 2004; or

•	in the event the other party fails to reaffirm, following the written request of the terminating party after the other party received any inquiry or proposal with respect to an “acquisition proposal” (generally, a tender offer or proposal for a merger, asset acquisition or other business combination), its approval of the merger (to the exclusion of any other acquisition proposal), or resolves not to reaffirm the merger.

Conduct of Business Pending the Merger

      Under the merger agreement, each of the parties has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of the other party, to:

•	operate its business only in the usual, regular and ordinary course;

•	preserve intact its business organizations and assets and maintain its rights and franchises;

•	use its reasonable efforts to cause its representations and warranties to be correct at all times;

•	take no action which would (1) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of the board of directors of First Capital or CNB, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement as to render inadvisable the consummation of the merger, or (2) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

      In addition, First Capital has agreed to call for the conversion of its $2.688 million convertible subordinated debentures that were slated to mature on November 30, 2006 at an aggregate pretax premium of no more than $320,000. See “– Raising of Additional Capital.”

      Furthermore, First Capital and CNB have agreed in the merger agreement not to take certain actions relating to the operation of their respective businesses pending consummation of the merger without the prior consent of the other party’s chief executive officer (which consent will not be unreasonably withheld). Such actions include, without limitation:

•	amending their articles of incorporation, bylaws or other governing corporate instruments;

•	becoming responsible for any obligation for borrowed money in excess of an aggregate of $50,000, except in the ordinary course of business consistent with past practices or allowing the imposition of a lien on any asset;

•	acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares (or securities convertible into any shares) of capital stock or paying any dividend on common stock (however, the parties have agreed that First Capital may convert its debentures, see “– Raising of Additional Capital”);

•	subject to certain exceptions, issuing, selling or pledging additional shares of common stock, any rights to acquire any such stock or any security convertible into such stock;

•	adjusting or reclassifying any capital stock or issuing or authorizing the issuance of any other securities in respect of, or in substitution for, shares of common stock or their subsidiaries’ common stock, or otherwise disposing of any asset(s) having a book value in excess of $50,000, other than in the ordinary course for reasonable and adequate consideration;

•	acquiring control over any real property, subject to certain exceptions such as foreclosures and acquisitions made in a fiduciary capacity;

•	purchasing any securities or making any material investments in any person or otherwise acquiring direct or indirect control over any person subject to certain exceptions;

•	granting any increase in compensation or benefits to employees or officers in excess of 5% on an annual basis (except in accordance with past practice and as previously disclosed, or as required by law), paying any bonus, entering into or amending any severance agreements with officers, or granting any increase in compensation or other benefits to directors (except as previously disclosed to the other party);

•	entering into or amending (unless required by law) any employment contract that does not have the unconditional right to terminate without certain liability;

•	subject to certain exceptions, adopting any new employee benefit plan or materially changing any existing plan or program;

•	making any significant change in tax or accounting methods, except for any change required by law or generally accepted accounting principles;

•	commencing any litigation other than in accordance with past practice or settling any litigation for money damages in excess of $25,000 or which places material restrictions on operations;

•	except in the ordinary course of business, modifying, amending or terminating any material contracts or waiving, releasing or assigning any material rights or claims;

•	extending credit to any borrower in excess of an aggregate of $8 million by First Capital or $1.5 million by CNB; or

•	making any material election with respect to taxes.

      In addition, each party has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of their board of directors, neither party, nor any affiliate or representative of such party, will furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. However, either party may communicate information about an acquisition proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. In the merger agreement, each party also agreed to terminate any negotiations conducted prior to the date of the merger agreement with any other parties with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing.

Expenses and Fees

      The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, except that CNB will pay the filing fee in connection with the registration statement and this joint proxy statement/prospectus and one-half of the printing costs incurred in connection with printing the registration statement and this joint proxy statement/prospectus. If the merger agreement is terminated by either party as a result of (1) the other party’s breach of its representations, warranties or agreements set forth in the merger agreement or (2) the failure of the other party to reaffirm its approval of the merger after receiving an inquiry or proposal with respect to another acquisition proposal, such breaching party will pay to the terminating party, as its sole remedy, the reasonable direct costs and expenses incurred by the terminating party in connection with the merger, plus $500,000.

Accounting Treatment

      The merger will be accounted for using the purchase method of accounting for financial reporting purposes. In a merger of equals transaction, the purchase method of accounting requires the identification of the acquiring entity. Based on the relative voting rights in the combined company after the merger, First Capital will receive a larger portion of the voting rights. Therefore, for accounting purposes First Capital has been identified as the acquiring entity, and CNB as the acquired entity. Under purchase accounting, the assets and liabilities of an acquired company as of the effective time of the acquisition are recorded at their respective fair values and added to those of the acquiring company. Financial statements issued after consummation of an acquisition accounted for as a purchase would reflect such values and would not be restated retroactively to reflect the historical financial position or results of operations of the acquired company.

Resales of CNB Common Stock

      The shares of CNB common stock to be issued to First Capital shareholders in the merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of First Capital or CNB as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of First Capital at the time the merger is submitted for a vote or consent of the shareholders of First Capital will, under existing law, require either:

•	the further registration under the Securities Act of the shares of CNB common stock to be transferred;

•	compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

•	the availability of another exemption from registration.

      An “affiliate” of First Capital, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with First Capital. First Capital has agreed that it will use its reasonable efforts to cause each person or entity that is an “affiliate” for purposes of complying with Rule 145 to enter into a written agreement relating to such restrictions on sale or other transfer.

Dissenters’ and Appraisal Rights

      Any First Capital or CNB shareholder who desires to dissent from the merger and receive the “fair value” of his or her common stock in cash may do so upon complying with the provisions of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code. The following is a summary of those sections and is qualified in its entirety by the copy of the sections attached to this joint proxy statement/prospectus as Appendix D, which is incorporated by reference herein.

      Georgia law provides that any dissenting shareholder desiring to object to the merger and receive payment in cash for his or her shares of common stock must deliver, prior to the vote by his or her company’s shareholders on the merger agreement, written notice of his or her intent to demand payment for his or her shares of common stock if the merger is completed. For First Capital shareholders, the notice must be delivered to First Capital Bancorp, Inc., Attention: Corporate Secretary, 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092. For CNB shareholders, the notice must be delivered to CNB Holdings, Inc., Attention: Corporate Secretary, 7855 North Point Parkway, Suite 200, Alpharetta, Georgia 30022-4849. The demand must be in addition to, and separate from, any proxy or vote against the merger. Any dissenting shareholder must not vote in favor of the merger agreement.

      If the merger agreement is approved by First Capital and CNB shareholders, within ten days after the vote of the dissenting shareholder’s company’s shareholders, the company will send by mail a written notice, known as a “dissenters’ notice,” to each shareholder who filed a written notice of his or her intent to dissent and who has not voted in favor of the merger agreement. The dissenters’ notice will:

•	state where demand for payment must be sent, and set a date by which the company must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date of the dissenters’ notice;

•	specify where and when share certificates must be deposited, or, in the case of uncertificated shares, the restrictions on the transfer of the uncertificated shares after the payment demand is received by the company; and

•	be accompanied by a copy of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code.

      The dissenters’ notice is to be sent to each dissenting shareholder at his or her address as it appears in the company’s stock transfer books or at such address as the dissenting shareholder supplies by notice to his or her company. Any dissenting shareholder who fails to demand payment or deposit share certificates where required by the date set in the dissenters’ notice will no longer be entitled to payment for his or her shares of common stock under Georgia law.

      Within ten days after the later of (1) the effective time of the merger or (2) the receipt of a demand for payment from a shareholder, each company must make a written offer of payment to each dissenting shareholder who demanded payment and deposited certificates as required, in the amount the company estimates to be the fair value of the dissenting shareholder’s shares, plus any accrued interest from the effective time of the merger. Each company’s offer of payment must be accompanied by:

•	the company’s financial statements as of the end of a fiscal year ending not more than 16 months before the date of payment, and the latest available interim financial statements of the company;

•	a statement of the company’s estimate of the fair value of its shares;

•	an explanation of how the interest was calculated;

•	a statement of the dissenter’s right to demand payment under Section 14-2-1327 of the Georgia Business Corporation Code; and

•	a copy of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code.

      If the shareholder accepts his or her company’s offer by written notice to the company within 30 days after its offer, or is deemed to have accepted such offer by failure to respond within 30 days, payment for his or her shares will be made within 60 days after the making of the offer or the effective time of the merger, whichever is later. If the merger is not completed within 60 days after the date set for demanding payment and depositing share certificates, the company shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If the merger is later consummated, the company must send a new dissenters’ notice and repeat the payment demand procedure.

      Any dissenting shareholder who believes that his or her company’s offer is less than the fair value of his or her shares, or who believes the interest due has been incorrectly calculated, may, in writing, notify his or her company of his or her estimate of the fair value of the shares or interest due. If the shareholder’s demand for payment remains unsettled, the company must commence a proceeding within 60 days after receiving the payment demand and petition the Superior Court located in the county where the company is headquartered to determine the fair value of the shares and the accrued interest. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the fair value of the shares. Each dissenting shareholder whose demand remains unsettled will be made a party to the proceeding and will be entitled to judgment for the amount the court finds to be the fair value of the shareholder’s shares, plus interest to the date of judgment.

      The court shall assess the costs of the appraisal proceeding against the company, however the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment for their shares. The court may also assess fees and attorneys expenses against any party the court finds to have acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Georgia law.

      No action by any dissenter to enforce dissenters’ rights may be brought more than three years after the effective time of the merger, regardless of whether notice of the merger and the right to dissent was given by the applicable company in accordance with Georgia law.

FIRST CAPITAL BANCORP, INC. AND
CNB HOLDINGS, INC.
Pro Forma Combined Balance Sheet
Assuming Maximum Offering

      The following unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2003 has been prepared to reflect the merger of First Capital with and into CNB after giving effect to the adjustments described in the notes to the pro forma condensed financial statements. The following pro forma condensed balance sheet is prepared based on an assumption that 100% of First Capital’s common stock is exchanged for CNB common stock in the merger. The merger will be accounted for as a purchase, with First Capital as the acquiring entity for accounting purposes. In addition, the pro forma adjustments give effect to the issuance of the maximum number of shares to be offered in CNB’s proposed rights offering of a minimum of $9 million and a maximum of $12 million in common stock. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

September 30, 2003

(Dollars in Thousands)

(Unaudited)

			Pro Forma Adjustments				Pro Forma
	First Capital	CNB
	Bancorp, Inc.	Holdings, Inc.
	Historical	Historical	Debit		Credit		Combined

Assets
Cash and due from banks	$6,091	$1,414		$12,000		(12)	$19,505
Interest-bearing deposits in banks	—	303					303
Federal funds sold	1,138	—					1,138
Investment securities	117,682	43,177		40		(7)	160,899
Restricted equity securities	5,257	2,141					7,398
Loans	275,622	91,347		335		(1)	367,304
Less allowance for loan losses	3,306	978					4,284

Loans, net	272,316	90,369		335	—		363,020

Premises and equipment	370	816			18	(2)	1,168
Goodwill	—	—		4,315		(3),(9),(10)	4,315
Core deposit intangible	—	—		1,021		(4)	1,021
Other intangibles	55	—					55
Other assets	4,996	4,303		388		(9)	9,687

Total assets	$407,905	$142,523		$18,099	18		$568,509

Deposits
Non-interest-bearing deposits	$23,174	$9,623	$				$32,797
Interest-bearing deposits	245,909	81,941			1,514	(5)	329,364

Total deposits	269,083	91,564		—	1,514		362,161

			Pro Forma Adjustments			Pro Forma
	First Capital	CNB
	Bancorp, Inc.	Holdings, Inc.
	Historical	Historical	Debit	Credit		Combined

Federal funds purchased and securities sold under repurchase agreements	—	3,228				3,228
Federal Home Loan Bank advances	105,143	34,825		1,004	(6)	140,972
Other borrowings	6,688	1,235	2,688		(11)	5,235
Other liabilities	1,635	1,956		914	(10),(13)	4,505
Trust preferred securities	6,200	—				6,200

Total liabilities	388,749	132,808	2,688	3,432		522,301

					(8),(3)
Common stock	0	1,273	1,273	4,613	(11),(12)	4,613
					(8),(11)
Capital surplus	5,832	10,356	10,356	23,181	(12)	29,013
Retained earnings	13,637	(29)	320	29	(8),(13)	13,317
Accumulated other comprehensive loss	(313)	(279)		279	(7)	(313)
Unearned ESOP shares	—	(400)				(400)
Less treasury stock	—	(1,206)		1,184	(8)	(22)

Total shareholders’ equity	19,156	9,715	11,949	29,286		46,208

Total liabilities and stockholders’ equity	$407,905	$142,523	$14,637	32,718		$568,509

Shares outstanding	207.66	1,122,047				4,610,197

See notes to Pro Forma Combined Financial Statements.

(1)	To record loans at fair value.

(2)	To record lease at fair value.

(3)	To record goodwill.

(4)	To record core deposit intangible.

(5)	To record time deposits at fair value.

(6)	To record Federal Home Loan Bank advances at fair value.

(7)	To record securities at fair value.

(8)	To record issuance of 1,124,782 shares of common stock at $10.75 per share.

(9)	To record deferred taxes of $388,000 related to purchase adjustments.

(10)	To record estimated acquisition costs of $594,000.

(11)	To record conversion of $2,688,000 convertible subordinated debentures to common stock.

(12)	To record issuance of $12,000,000 in common stock through proposed rights offering at $12.00 per share.

(13)	To record $320,000 premium paid to holders of convertible subordinated debentures.

FIRST CAPITAL BANCORP, INC. AND
CNB HOLDINGS, INC.
Pro Forma Combined Balance Sheet
Assuming Minimum Offering

      The following unaudited pro forma condensed combined consolidated balance sheet as of September 30, 2003 has been prepared to reflect the merger of First Capital with and into CNB after giving effect to the adjustments described in the notes to the pro forma condensed financial statements. The following pro forma condensed balance sheet is prepared based on an assumption that 100% of First Capital’s common stock is exchanged for CNB common stock in the merger. The merger will be accounted for as a purchase, with First Capital as the acquiring entity for accounting purposes. In addition, the pro forma adjustments give effect to the issuance of the minimum number of shares to be offered in CNB’s proposed rights offering of a minimum of $9 million and a maximum of $12 million in common stock. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

September 30, 2003

(Dollars in Thousands)

(Unaudited)

			Pro Forma Adjustments				Pro Forma
	First Capital	CNB
	Bancorp, Inc.	Holdings, Inc.
	Historical	Historical	Debit		Credit		Combined

Assets
Cash and due from banks	$6,091	$1,414		$9,000		(12)	$16,505
Interest-bearing deposits in banks	—	303					303
Federal funds sold	1,138	—					1,138
Investment securities	117,682	43,177		40		(7)	160,899
Restricted equity securities	5,257	2,141					7,398
Loans	275,622	91,347		335		(1)	367,304
Less allowance for loan losses	3,306	978					4,284

Loans, net	272,316	90,369		335	—		363,020

Premises and equipment	370	816			18	(2)	1,168
Goodwill	—	—		4,315		(3),(9),(10)	4,315
Core deposit intangible	—	—		1,021		(4)	1,021
Other intangibles	55	—					55
Other assets	4,996	4,303		388		(9)	9,687

Total assets	$407,905	$142,523		$15,099	18		$565,509

Deposits
Non-interest-bearing deposits	$23,174	$9,623	$				$32,797
Interest-bearing deposits	245,909	81,941			1,514	(5)	329,364

Total deposits	269,083	91,564		—	1,514		362,161

			Pro Forma
	First Capital	CNB	Adjustments
	Bancorp, Inc.	Holdings, Inc.				Pro Forma
	Historical	Historical	Debit	Credit		Combined

Federal funds purchased and securities sold under repurchase agreements	—	3,228				3,228
Federal Home Loan Bank advances	105,143	34,825		1,004	(6)	140,972
Other borrowings	6,688	1,235	2,688		(11)	5,235
Other liabilities	1,635	1,956		914	(10),(13)	4,505
Trust preferred securities	6,200	—				6,200

Total liabilities	388,749	132,808	2,688	3,432		522,301

Common stock	0	1,273	1,273	4,363	(8),(3),(11),(12)	4,363
Capital surplus	5,832	10,356	10,356	20,431	(8),(11),(12)	26,263
Retained earnings	13,637	(29)	320	29	(8),(13)	13,317
Accumulated other comprehensive loss	(313)	(279)		279	(7)	(313)
Unearned ESOP shares	—	(400)				(400)
Less treasury stock	—	(1,206)		1,184	(8)	(22)

Total shareholders’ equity	19,156	9,715	11,949	26,286		43,208

Total liabilities and stockholders’ equity	$407,905	$142,523	$14,637	29,718		$565,509

Shares outstanding	207.66	1,122,047				4,360,197

See notes to Pro Forma Combined Financial Statements.

(1)	To record loans at fair value.

(2)	To record lease at fair value.

(3)	To record goodwill.

(4)	To record core deposit intangible.

(5)	To record time deposits at fair value.

(6)	To record Federal Home Loan Bank advances at fair value.

(7)	To record securities at fair value.

(8)	To record issuance of 1,124,782 shares of common stock at $10.75 per share.

(9)	To record deferred taxes of $388,000 related to purchase adjustments.

(10)	To record estimated acquisition costs of $594,000.

(11)	To record conversion of $2,688,000 convertible subordinated debentures to common stock.

(12)	To record issuance of $9,000,000 in common stock through proposed rights offering at $12.00 per share.

(13)	To record $320,000 premium paid to holders of convertible subordinated debentures.

FIRST CAPITAL BANCORP, INC. AND
CNB HOLDINGS, INC.
Pro Forma Condensed Combined Statement of Income

      The following unaudited pro forma condensed combined statement of income has been prepared to reflect the merger of First Capital with and into CNB after giving effect to the adjustments described in the notes to the pro forma condensed financial statements. The following pro forma condensed statement of income is prepared based on an assumption that 100% of First Capital’s common stock is exchanged for CNB common stock in the merger. The merger will be accounted for as a purchase, with First Capital as the acquiring entity for accounting purposes. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

For the Nine Months Ended September 30, 2003

(Dollars in Thousands)

(Unaudited)

	First Capital	CNB	Pro Forma
	Bancorp, Inc.	Holdings, Inc.	Adjustments
							Pro Forma
	Historical	Historical	Debit	Credit			Combined

Interest income	$14,540	$5,122	$127	11	(1),	(2)	$19,546
Interest expense	7,964	2,342	320	944	(3),	(4)(8)	9,682

Net interest income	6,576	2,780	447	955			9,864
Provision for loan losses	100	156					256

Net interest income after provision for loan losses	6,476	2,624	447	955			9,608

Other income	250	1,010					1,260

Other expenses	4,962	3,085	153	14	(5),	(6)	8,186

Income before income taxes	1,764	549	600	969			2,682
Income tax expense	640	22	234	109	(7),	(8)	787

Net income	$1,124	$527	$834	1,078			$1,895

Basic earnings per share of common stock(9)	$5,411.31	$0.49					$0.45

Diluted earnings per share of common stock(9)	$4,895.30	$0.48					$0.41

Average shares outstanding (basic)(9)	207.66	1,082,242					4,238,219

Average shares outstanding (diluted)(9)	244.93	1,095,540					4,638,439

      See notes to Pro Forma Combined Financial Statements.

      (1) To record amortization of loan fair value adjustment.

      (2) To record accretion/amortization of securities fair value adjustment.

      (3) To record amortization of time deposit fair value adjustment.

      (4) To record amortization of Federal Home Loan Bank advances fair value adjustment.

      (5) To record amortization of core deposit intangible.

      (6) To record accretion of lease fair value adjustment.

      (7) To record amortization of deferred tax asset.

      (8) To record premium paid to holders of convertible subordinated debentures.

(9)	The pro forma basic earnings per share of common stock, pro forma diluted earnings per share of common stock, pro forma average shares outstanding (basic) and pro forma average shares outstanding (diluted) reflect the issuance of the maximum number of shares in CNB’s proposed offering of a minimum of $9 million and a maximum of $12 million in common stock at $12.00 per share to shareholders of CNB and First Capital. If only the minimum number of shares are issued in the proposed offering, the pro forma earnings per share data would be as follows:

Basic earnings per share of common stock:	$0.48
Diluted earnings per share of common stock:	$0.43
Average shares outstanding (basic):	3,988,219
Average shares outstanding (diluted):	4,388,439

FIRST CAPITAL BANCORP, INC. AND
CNB HOLDINGS, INC.
Pro Forma Combined Statement of Income

      The following unaudited pro forma condensed combined statement of income has been prepared to reflect the merger of First Capital with and into CNB after giving effect to the adjustments described in the notes to the pro forma condensed financial statements. The following pro forma condensed statement of income is prepared based on an assumption that 100% of First Capital’s common stock is exchanged for CNB common stock in the merger. The merger will be accounted for as a purchase, with First Capital as the acquiring entity for accounting purposes. These statements should be read in conjunction with the other financial statements and notes thereto included elsewhere in this joint proxy statement/prospectus.

For the Year Ended December 31, 2002

(Dollars in Thousands)

(Unaudited)

	First Capital	CNB	Pro Forma
	Bancorp, Inc.	Holdings, Inc.	Adjustments
						Pro Forma
	Historical	Historical	Debit	Credit		Combined

Interest income	$19,336	$6,465	$170	14	(1),(2)	$25,645
Interest expense	10,404	3,489	320	1,259	(3),(4)(8)	12,954

Net interest income	8,932	2,976	490	1,273		12,691
Provision for loan losses	425	571				996

Net interest income after provision for loan losses	8,507	2,405	490	1,273		11,695

Other income	784	1,166				1,950

Other expenses	6,196	3,471	204	18	(5),(6)	9,853

Income before income taxes	3,095	100	694	1,291		3,792
Income tax expense	1,092	—	312	109	(7),(8)	1,295

Net income	$2,003	$100	$1,006	1,400		$2,497

Basic earnings per share of common stock(9)	$9,647.69	$0.09				$0.59

Diluted earnings per share of common stock(9)	$8,541.35	$0.09				$0.54

Average shares outstanding (basic)(9)	207.66	1,068,575				4,224,552

Average shares outstanding (diluted)(9)	246.87	1,074,602				4,637,596

      See notes to Pro Forma Combined Financial Statements.

      (1) To record amortization of loan fair value adjustment.

      (2) To record accretion/amortization of securities fair value adjustment.

      (3) To record amortization of time deposit fair value adjustment.

      (4) To record amortization of Federal Home Loan Bank advances fair value adjustment.

      (5) To record amortization of core deposit intangible.

      (6) To record accretion of lease fair value adjustment.

      (7) To record amortization of deferred tax asset.

      (8) To record premium paid to holders of convertible subordinated debentures.

(9)	The pro forma basic earnings per share of common stock, pro forma diluted earnings per share of common stock, pro forma average shares outstanding (basic) and pro forma average shares outstanding (diluted) reflect the issuance of the maximum number of shares in CNB’s proposed offering of a minimum of $9 million and a maximum of $12 million in common stock at $12.00 per share to shareholders of CNB and First Capital. If only the minimum number of shares are issued in the proposed offering, the pro forma earnings per share data would be as follows:

Basic earnings per share of common stock:	$0.63
Diluted earnings per share of common stock:	$0.57
Average shares outstanding (basic):	3,974,552
Average shares outstanding (diluted):	4,387,596

CNB HOLDINGS, INC. COMBINED WITH FIRST CAPITAL BANCORP, INC.
NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)
Pro Forma Adjustments

A.	The merger will be accounted for using the purchase method. In a merger of equals the purchase method of accounting requires the identification of the acquiring entity. Based on the relative voting rights in the combined entity after the combination, First Capital will receive the larger portion of the voting rights. Therefore, for accounting purposes First Capital has been identified as the acquiring entity, and CNB as the acquired entity.

B.	The pro forma condensed balance sheet has been prepared assuming the merger was consummated on September 30, 2003. The pro forma condensed statements of income have been prepared assuming the transaction was consummated at the beginning of the periods indicated.

C.	The following pro forma adjustments have been applied to give effect to the merger:

Balance Sheet:

1.	Issuance of 2,488,150 shares of CNB common stock in exchange for 100% of the equity of First Capital.

2.	The outstanding common shares of CNB totaling 1,122,047 were adjusted to fair value based on an established fair value of $10.75 per share as of August 20, 2003, the date both parties had agreed to the exchange ratio.

3.	Allocation of cost of the acquired entity is as follows:

The excess of the fair value of CNB’s common shares over the carrying amount of CNB’s equity amounting to $2,970,000 has been allocated to goodwill and intangibles. A portion of the excess has been allocated to specific assets and liabilities based on the estimated fair market value of these assets and liabilities.

Statement of Income:

3.	Pro forma adjustments to income resulting from the cost of the acquired entity are as follows:

Amortization of core deposit intangible using the straight-line method over an average life of 5 years and amortization of purchase adjustments over the average life of the related assets and liabilities.

INFORMATION ABOUT CNB

General

      CNB was incorporated under the laws of the State of Georgia on November 5, 1997 and owns all of the outstanding capital stock of Chattahoochee National Bank. In a private offering and a separate public offering conducted during 1998, CNB sold and issued an aggregate of 1,235,000 shares of common stock at $10.00 per share. In May 1998, CNB received approval from the Federal Reserve and the Georgia Department of Banking and Finance to become a bank holding company. Accordingly, CNB purchased 100% of Chattahoochee National Bank’s common stock by injecting approximately $9.6 million into the bank’s capital accounts immediately prior to the commencement of banking operations on July 27, 1998.

      CNB was incorporated to enhance Chattahoochee National Bank’s ability to serve its future customers’ requirements for financial services. The holding company structure provides flexibility for expansion of CNB’s banking business through the acquisition of other financial institutions and the provision of additional banking-related services which the traditional commercial bank may not be able to provide under present laws. For example, banking regulations require that Chattahoochee National Bank maintain a minimum ratio of capital to assets. In the event that the bank’s growth is such that this minimum ratio is not maintained, CNB may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve, and contribute them to the capital of the bank and otherwise raise capital in a manner which is unavailable to the bank under existing banking regulations.

Chattahoochee National Bank

      Chattahoochee National Bank was formed to meet the banking needs of individuals and small- to medium-sized businesses. The bank has two offices. The bank commenced operations at 7855 North Point Parkway in Alpharetta, Georgia, east of Highway 400 at the intersection of Mansell Road and North Point Parkway. This location offers high visibility in a high traffic area just south of North Point Mall. In March 2000, the bank opened its second office, which is located at 3625 Brookside Parkway in Alpharetta. This location is on the ground floor of a five story building in a large commercial office park and provides easy access for the bank’s target commercial customers.

      The bank performs banking services customary for full service banks of similar size and character. Such services include making consumer loans, real estate loans, commercial loans and Small Business Administration Loans, providing other banking services such as cash management services, travelers checks, and maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit and IRA accounts.

      Loan Approval and Review. The bank’s loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer’s lending authority, the loan request is considered and approved by an officer with a higher lending limit or the Loan Committee. Chattahoochee National Bank does not make any loans to directors or executive officers of the bank unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with the bank.

      Lending Limits. Chattahoochee National Bank’s lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply based on the type of loan or the nature of the borrower (including the borrower’s relationship to the bank), in general, the bank is subject to a loan-to-one-borrower limit of an amount equal to 15% of the bank’s unimpaired capital and surplus or 25% of the unimpaired capital and surplus if the excess over 15% is within federal guidelines as an exception to the 15% limit. The bank’s lending limit is $1,710,659 for loans not fully secured plus an additional $1,042,693 (or an aggregate of $2,753,352) for loans which meet the federal guidelines. These limits will increase or decrease as the bank’s capital increases or decreases as a result of the bank’s earnings or losses, among other reasons. Unless the bank is able to sell participations in its loans to other financial institutions, the bank will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

      Consumer Loans. The bank makes a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit, and revolving lines of credit such as credit cards. These loans typically carry balances of less than $25,000 and, in the case of non-revolving loans, are amortized over a period not exceeding 60 months, in many cases bearing interest at a fixed rate. The revolving loans typically bear interest at a fixed rate and require monthly payments of interest and a portion of the principal balance. The underwriting criteria for home equity loans and lines of credit generally is the same as applied by Chattahoochee National Bank when making a first mortgage loan, and home equity lines of credit typically expire ten years or less after origination. As with the other categories of loans, the principal economic risk associated with consumer loans is the creditworthiness of the bank’s borrowers. Borrower creditworthiness is affected by general economic conditions, including unemployment rates, interest rates, consumer bankruptcy rates and levels of consumer spending. The principal competitors for consumer loans will be the established banks in the north Fulton County area.

      Real Estate Loans. Chattahoochee National Bank makes commercial real estate loans, construction and development loans, and residential real estate loans in and around the bank’s primary service area. These loans include commercial loans where the bank takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but exclude home equity loans, which are classified as consumer loans. Loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable. The bank generally charges an origination fee. Management attempts to reduce credit risk in the commercial real estate portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, the bank may require personal guarantees of the principal owners of the property backed with a review by the bank of the personal financial statements of the principal owners. The principal economic risk associated with each category of anticipated loans, including real estate loans, is the creditworthiness of the bank’s borrowers. The risks associated with real estate loans vary with many economic factors, including employment levels and fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. The bank competes for real estate loans with a number of bank competitors which are well established in the bank’s primary service area. Most of these competitors have substantially greater resources and lending limits than the bank. As a result, the bank may charge lower interest rates to attract borrowers.

      The bank also originates mortgage loans for sale into the secondary market. The bank limits interest rate risk and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor’s underwriting approval prior to originating the loan.

      Commercial Loans and Leases. Loans for commercial purposes in various lines of businesses are one of the primary components of Chattahoochee National Bank’s loan portfolio. The terms of such loans vary by their purpose and underlying collateral (if any). Equipment loans and leases are typically made for a term of five years or less at fixed or variable rates, with the loan or lease fully amortized over the term and secured by the financed equipment. Typically, equipment loans and leases have a loan-to-value ratio of 80% or less and a lease-to-value ratio of 92% or less. Leases have terms not to exceed 36 months and are mostly for heavy equipment used in construction and road building. Loans to support working capital typically have terms not exceeding one year and are usually secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash, and in other cases, principal is typically due at maturity. The principal economic risk associated with each category of Chattahoochee National Bank’s loans, including commercial loans, is the creditworthiness of the bank’s borrowers, which in turn is affected by general economic conditions and the strength of the services and retail market segments. In addition, the quality of the borrower’s management and its ability to properly evaluate changes in the supply and demand characteristics affecting its respective markets for products and services and to effectively respond to such changes are significant factors in the creditworthiness of a commercial borrower. General economic factors affecting a borrower’s ability to repay include interest, inflation and employment rates, as well as other factors affecting a borrower’s customers, suppliers and employees. The more established banks in the bank’s primary service area make proportionately more loans to medium- to large-sized businesses than the bank. Many of the bank’s commercial loans are made to small- to medium-sized businesses that may be less able to withstand competitive, economic and financial conditions than larger borrowers.

      Other Banking Services. Other bank services include cash management services, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. The bank is associated with a shared network of automated teller machines that may be used by Chattahoochee National Bank’s customers throughout Georgia and other states. The bank also offers MasterCard and VISA credit card services through The Banker’s Bank, Atlanta, Georgia as an agent for the bank. In 2000, the bank began offering Internet banking and corporate cash management services.

      Chattahoochee National Bank also offers to its targeted commercial customers a courier service that will pick up non-cash deposits and minimal cash deposits of up to $200 from the customer’s place of business and deliver them to the bank. The bank believes that this is an important service for its customers because the bank currently has only two locations. The bank has contracted with a third party courier service which has been approved by the Georgia Public Service Commission for bank-related work.

      Investments. In addition to loans, Chattahoochee National Bank makes other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities. No investment in any of those instruments exceeds any applicable limitation imposed by law or regulation.

      Deposits. Chattahoochee National Bank offers a variety of deposit programs to individuals and to small- to medium-sized businesses and other organizations. The bank offers checking accounts, money market accounts, a variety of certificates of deposit and IRA accounts. The primary sources of deposits are residents of, and businesses and their employees located in, the bank’s primary service area obtained through personal solicitation by the bank’s officers and directors, direct mail solicitations and advertisements published in the local media. Deposits are generated by offering a broad array of competitively priced deposit services, including demand deposits, regular savings accounts, money market deposits (transaction and investment), certificates of deposit, retirement accounts and other deposit or funds transfer services which may be permitted by law or regulation. The bank is authorized to accept and pay interest on deposits from individuals, corporations, partnerships and any other type of legal entity, including fiduciaries (such as private trusts). Qualified deposits are insured by the FDIC in an amount up to $100,000.

      At September 30, 2003, Chattahoochee National Bank had no customers with aggregate deposits equal to or greater than $8,950,758, which equates to 10% of the bank’s total deposits.

      Asset and Liability Management. Chattahoochee National Bank manages its assets and liabilities to provide an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity, and adequate liquidity. These management functions are conducted within the framework of written loan and investment policies. The bank attempts to maintain a balanced position between rate sensitive assets and rate sensitive liabilities. Specifically, it charts assets and liabilities on a matrix by maturity, effective duration and interest adjustment period and endeavors to manage any gaps in maturity ranges.

      Correspondent Banking. Correspondent banking involves the providing of services by one bank to another bank which cannot provide that service for itself from an economic or practical standpoint. The bank is required to purchase correspondent services offered by larger banks, including check collections, purchase of Federal Funds, security safekeeping, investment services, coin and currency supplies, overline and liquidity loan participations and sales of loans to or participations with correspondent banks. Chattahoochee National Bank sells loan participations to correspondent banks with respect to loans which exceed the bank’s lending limit. As compensation for services provided by a correspondent, the bank may maintain balances with such correspondents in non-interest bearing accounts. The bank has a correspondent relationship with several banks, including The Banker’s Bank, Atlanta, Georgia, Synovus Financial Corporation, Columbus, Georgia and the Federal Home Loan Bank of Atlanta.

      Primary Service Area. The bank’s primary service area represents a geographic area which includes Sandy Springs, Dunwoody, Roswell and Alpharetta, Georgia. The boundaries of Chattahoochee National Bank’s primary service area are represented by the Fulton County/Forsyth County line on the north, the Fulton County/Gwinnett County line on the east, Interstate 285 on the south and the Fulton County/Cobb County line on the west. Areas of the PSA are located within 15 to 30 minutes drive time from Buckhead and downtown Atlanta and 30 to 45 minutes drive time from the north Georgia mountains and Lake Lanier.

      Economic and Demographic Factors. The bank’s primary service area represents a diverse suburban market made up of older home communities, new golf club communities, municipal facilities, two major shopping malls, numerous dining amenities, growing public and private schools, headquarter locations of major national and international companies and numerous small businesses. The cities of Alpharetta and Roswell are the key economic focal points of the bank’s primary service area.

      The strength of the economy in north Fulton County relies on its large, diversified small business community. Another significant economic factor of the bank’s primary service area is the shopping and retail establishments located at North Point Mall. The one mile stretch of land located east of Georgia Highway 400 between Mansell Road and Haynes Bridge Road represents one of the largest commercial retail shopping areas in Georgia. Its major focal point is North Point Mall, which is anchored by six major department stores and 180 specialty shops. The bank’s main office is located at the southern entrance of this retail/commercial area.

      Employees. The bank has 28 full-time employees.

      Competition. The banking business is highly competitive. Chattahoochee National Bank competes as a financial intermediary with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in the Metropolitan Atlanta area. As of June 30, 2003, the north Fulton County area was served by 18 commercial banks with a total of 49 offices. A number of these competitors are well established in the bank’s primary service area. Most of them have substantially greater resources and lending limits than the bank and offer other services, such as extensive and established branch networks and trust services, that the bank does not provide.

      Data Processing. Chattahoochee National Bank has entered into a data processing servicing agreement with FiServ Solutions, Inc. This servicing agreement provides for the bank to receive a full range of data processing services, including an automated general ledger, deposit accounting, commercial, real estate and installment lending data processing, central information file and ATM processing. Investment portfolio accounting is provided by Morgan Keegan. Payroll processing is provided by Payroll Professionals, Inc.

Legal Proceedings

      There are no material pending legal proceedings to which CNB or Chattahoochee National Bank is a party or of which any of their properties are subject; nor are there material proceedings known to CNB to be contemplated by any governmental authority; nor are there material proceedings known to CNB, pending or contemplated, in which any director, officer or affiliate or any principal security holder of CNB, or any associate of any of the foregoing is a party or has an interest adverse to CNB or the bank.

Properties

      CNB’s executive office is located at Chattahoochee National Bank’s main office, 7855 North Point Parkway, Suite 200, Alpharetta, Georgia, in Fulton County. The office is located in a strip shopping center and occupies 3,600 square feet of the total 21,600 square feet of the shopping center. The office has two teller stations, a vault, executive offices and a conference room.

      In March 2000, Chattahoochee National Bank opened a second location at 3625 Brookside Parkway, Suite 100, Alpharetta, Georgia, in Fulton County. The bank occupies 7,600 square feet of space in the lobby of a five-story office building. This location houses the bank’s commercial lending and commercial leasing operations. This facility also has two teller stations, a vault, executive offices and a conference room.

Market Price and Dividends

     CNB’s common stock began trading on the OTC Bulletin Board under the symbol “CHGD” on June 10, 1998. The market for CNB’s common stock must be characterized as a limited market due to its relatively low trading volume and little analyst coverage. The following table sets forth, for the periods indicated, the quarterly high and low bid price of CNB’s common stock as reported on the OTC Bulletin Board. Prices reflect inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Fiscal Year Ended December 31, 2003	Bid

	High	Low

First Quarter	$9.55	$8.35
Second Quarter	$13.00	$9.00
Third Quarter	$14.65	$10.75
Fourth Quarter (through December __, 2003)

Fiscal Year Ended December 31, 2002	Bid

	High	Low

First Quarter	$9.00	$8.65
Second Quarter	$10.40	$8.90
Third Quarter	$9.63	$8.55
Fourth Quarter	$9.44	$8.76

Fiscal Year Ended December 31, 2001	Bid

	High	Low

First Quarter	$8.00	$6.75
Second Quarter	$10.00	$6.87
Third Quarter	$9.70	$7.60
Fourth Quarter	$9.50	$7.75

     As of December 1, 2003, there were 34 record holders of CNB common stock. CNB has not declared any dividends on its common stock since its initial issuance. Bank holding companies and their bank subsidiaries are both subject to significant regulatory restrictions on the payment of cash dividends. After the merger, CNB’s dividend policy will depend on its earnings, capital requirements and financial condition, as well as other factors its board of directors considers relevant. See “Supervision and Regulation — Payment of Dividends” on page      .

CNB MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

      The purpose of the following discussion is to address information relating to the financial condition and results of operations of CNB that may not be readily apparent from a review of the consolidated financial statements and notes thereto, which begin on page    of this joint proxy statement/prospectus. This discussion should be read in conjunction with information provided in CNB’s consolidated financial statements and accompanying footnotes. Unless otherwise noted, the discussion of net interest income in this financial review is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets.

Results of Operations for the Nine-Month Period Ended September 30, 2003

      Net income for the nine-month period ended September 30, 2003 amounted to $527,483, or $0.49 basic earnings per share and $0.48 diluted earnings per share compared to net income of $112,686, or $0.11 basic and diluted earnings per share for the same nine-month period in 2002. The following is a brief discussion of the more significant components of net income during this period.

      Net Interest Income. Net interest income represents the difference between interest received on interest earning assets and interest paid on interest bearing liabilities. The following presents, in a tabular form, the main components of interest earning assets and interest bearing liabilities.

	Nine Months Ended September 30, 2003

		Interest	Amortized
		Income/	Yield/
	Average Balance	Cost	Cost

Interest-bearing deposits in banks	$2,395,496	$22,384	1.25%
Securities	32,026,991	702,976	2.93%
Loans	87,741,939	4,396,199	6.68%

Total earning assets	$122,164,426	$5,121,559	5.59%

Deposits	$79,780,434	$1,801,391	3.01%
Securities sold under repurchase agreements	1,378,598	11,459	1.03%
Other borrowings	23,519,361	529,086	3.00%

Total	$104,778,393	$2,341,936	2.98%

Net interest income		$2,779,623	2.61%

Net yield on earning assets			3.03%

	Nine Months Ended September 30, 2002

		Interest	Amortized
		Income/	Yield/
	Average Balance	Cost	Cost

Interest-bearing deposits in banks	$6,993,376	$90,523	1.73%
Securities	27,929,446	1,051,270	5.02%
Loans	63,659,181	3,652,346	7.65%

Total	$98,582,003	$4,794,139	6.48%

Deposits	$71,232,574	$2,213,363	4.14%
Securities sold under repurchase agreements	968,998	12,445	1.71%
Other borrowings	11,221,531	368,825	4.38%

Total	$83,423,103	$2,594,633	4.15%

Net interest income		$2,199,506	2.33%

Net yield on earning assets			2.97%

      Other Income. Total other income for the nine-month period ended September 30, 2003 amounted to $1,010,009, compared to $863,206 for 2002. On an annualized basis, this represents 0.94% of total assets compared to 1.03% of total assets for the same period in 2002. Chattahoochee National Bank sold loans totaling $5,717,978 without recourse compared with $4,314,892 in 2002. The profit from these sales was $487,371 or 48.25% of total other income compared with $302,341 and 35.03% for 2002. The service charge on deposit accounts is relatively low, at $38,286 or 3.79% of total other income, compared with $45,248 or 5.24% for 2002. Most of Chattahoochee National Bank’s deposit customers maintain balances at levels that prevent service charges. Additionally, available-for-sale securities were sold for a net gain of $451, compared with $233,857 for the same period in 2002. Of the $483,901 miscellaneous other income, or 47.91% of total other income, $280,309 or 57.93% of miscellaneous other income consists of mortgage origination and fee income from mortgage loans, which are not added to the bank’s loan portfolio. For 2002, of the $281,760 of miscellaneous other income or 32.64% of total other income, $169,663 or 60.22% related to mortgage origination activity. An additional $120,590, or 24.92% of miscellaneous other income, consisted of income from bank-owned life insurance. In 2002, $103,129 or 36.60% of miscellaneous other income came from bank-owned life insurance.

      Operating Expenses. Operating expenses for the nine-month period ended September 30, 2003 amounted to $3,084,445, compared to $2,563,944 for 2002, the largest expense being related to salaries and employee benefits and professional and outside services. The largest component of the increase resulted from additional bonus incentive accruals and incentives paid to employees who achieved production goals. Accruals for officer and director pension plans increased from $5,176 in 2002 to $117,952 in 2003. Bonus accruals increased from $45,000 in 2002 to $157,500 in 2003. Incentives increased from $204,271 in 2002 to $236,452 in 2003. In addition, operating expenses increased as a result of loan servicing, deposit servicing and general overhead that routinely occurs in a growing financial institution. On an annualized basis, operating expenses represent 2.89% of total assets in 2003 compared to 3.04% in 2002.

      Income Taxes. CNB has recorded $21,704 for income taxes during the first nine months of 2003 compared with no provision for income taxes during the same period of 2002.

Results of Operations for the Three-Month Period Ended September 30, 2003

      Net income for the three-month period ended September 30,2003 amounted to $278,079, or $0.26 basic earnings per share and $024 diluted earnings per share compared to $10,226, or $0.01 basic and diluted earnings per share for the same three-month period ended September 30, 2002. The following is a brief discussion of the more significant components of net income during this period.

      Net Interest Income. Net interest income represents the difference between interest received on interest earning assets and interest paid on interest bearing liabilities. The following presents, in a tabular form, the main components of interest earning assets and interest bearing liabilities.

	Three Months Ended September 30, 2003

		Interest	Amortized
		Income/	Yield/
	Average Balance	Cost	Cost

Interest-bearing deposits in banks	$1,627,368	$4,431	1.09%
Securities	42,332,197	308,641	2.92%
Loans	89,362,437	1,517,651	6.79%

Total	$133,322,002	$1,830,723	5.49%

Deposits	$83,347,264	$590,414	2.83%
Securities sold under repurchase agreements	1,552,276	2,792	0.72%
Other borrowings	30,259,476	194,563	2.57%

Total interest-income	$115,159,016	$787,769	2.74%

Net interest income		$1,042,954	2.75%

Net yield on earning assets			3.13%

	Three Months Ended September 30, 2002

		Interest	Amortized
		Income/	Yield/
	Average Balance	Cost	Cost

Interest-bearing deposits in banks	$9,952,243	$43,601	1.75%
Securities	28,153,362	312,985	4.45%
Loans	63,043,542	1,229,799	7.80%

Total	$101,149,147	$1,586,385	6.27%

Deposits	$73,223,458	$725,019	3.96%
Securities sold under repurchase agreements	1,054,294	4,177	1.58%
Other borrowings	12,984,944	141,899	4.37%

Total	$87,262,701	$871,095	3.99%

Net interest income		$715,290	2.28%

Net yield on earning assets			2.83%

      Other Income. Total other income for three-month period ended September 30, 2003 amounted to $312,540 compared with $447,389 for 2002. On an annualized basis, this represents 0.88% of total assets compared with 1.59% for 2002. The bank sold loans and leases totaling $1,003,750 without recourse in 2003 compared to $1,437,410 in 2002. The profit in 2003 from these sales was $75,577 or 24.18% of total other income compared with $86,391 or 19.31% for 2002. The service charge on deposit accounts was $11,636 or 3.72% of total other income compared with $14,357 or 3.21% for 2002. Most of our deposit customers maintain balances at levels that prevent service charges. Miscellaneous other income was $225,327 or 72.10% of total other income compared to $113,253 or 25.31% of total other income for 2002. We received a one-time commercial third party loan origination fee for $94,050, which is 41.74% of miscellaneous other income. We received no such fee income in the same period of 2002. The remainder of miscellaneous other income is related to mortgage origination activities and income from bank owned life insurance.

      Operating Expenses. Operating expenses for the three-month period ended September 30, 2003 amounted to $1,048,315 compared to $850,453 in 2002, with the largest expense being related to salaries and employee benefits and professional and outside services. Accruals for officer and director pension plans increased from $1,725 in 2002 to $47,119 in 2003. Bonus accruals increased from $15,000 in 2002 to $52,500 in 2003. In addition, operating expenses increased as a result of loan servicing, deposit servicing and general overhead that routinely occurs in a growing financial institution. On an annualized basis during the respective quarters, operating expenses represent 2.94% of total assets in 2003 compared with 3.03% of total assets in 2002.

Results of Operations for the Year Ended December 31, 2002

      General. The year 2002 was a year of growth for CNB and Chattahoochee National Bank. As the results discussed below indicate, during 2002, the bank continued to grow and build its balance sheet and income statement in a prudent manner.

      At December 31, 2002, total assets had increased 15.66% to $120.6 million and total deposits decreased 0.9% to $84.7 million. Total loans had grown 36.7% to $85.8 million, which created a loan to deposit ratio of approximately 101.2%. Other borrowings, primarily with the Federal Home Loan Bank of Atlanta, increased 225% to $24.6 million and primarily funded our growth during 2002. At December 31, 2001, total assets were $104.3 million, total deposits were $85.5 million, other borrowings were $7.6 million and total loans were $62.0 million. The loan to deposit ratio was 73%.

      Net Interest Income. CNB’s results of operations are determined by its ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since market forces and economic conditions beyond the control of CNB determine interest rates, the ability to generate net interest income is dependent upon CNB’s ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

      Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2002 and 2001.

	December 31, 2002 In thousands (000), except percentages

		Interest	Yield/
	Average Balance	Income/Cost	Cost

Deposits in banks	$5,715	$102	1.78%
Securities	29,635	1,337	4.51%
Loans	68,443	5,026	7.34%

Total earning assets	$103,793	$6,465	6.23%

Interest-bearing deposits	$71,535	$2,887	4.04%
Other borrowings	15,781	603	3.82%

Total interest-bearing liabilities	$87,316	$3,490	4.00%

Net yield on earning assets			2.87%

Net interest spread			2.23%

	December 31, 2001
	In thousands (000), except percentages

		Interest
		Income/	Yield/
	Average Balance	Cost	Cost

Deposits in banks	$7,550	$316	4.19%
Securities	28,488	1,763	6.19%
Loans	53,041	4,845	9.13%

Total earning assets	$89,079	$6,924	7.77%

Interest-bearing deposits	$70,040	$3,992	5.70%
Other borrowings	5,325	253	4.75%

Total interest-bearing liabilities	$75,365	$4,245	5.63%

Net yield on earning assets			3.01%

Net interest spread			2.14%

      As reflected above, average yield on earning assets amounted to 6.23% for 2002 compared to 7.77% for 2001. The average cost of funds amounted to 4.00% for 2002 compared to 5.63% for 2001. Net interest yield for the period ended December 31, 2002 was 2.87% compared to 3.01% for period ended December 31, 2001. During 2002, the decline in our net yield on earning assets occurred because of drops in the prime lending rate during 2001 and 2002. These decreased rates affected our earning asset yields immediately. However, we had to await the maturities of certificates of deposit that we issued before this sharp decline in interest rates. These maturities and repricing opportunities mostly came late in 2002.

      Total Other Income. Total other income for the fiscal year ended December 31, 2002 was $1,166,209 compared to $891,161 for the fiscal year ended December 31, 2001. Total other income consists of non-interest income such as service charges on deposit accounts, mortgage origination fees, and gains on the sale of loans and securities. Lower rates continued throughout 2002 and resulted in increased mortgage origination activity, as mortgage origination fee income increased in 2002 by $155,184. SBA loan origination activity decreased in 2002 resulting in decreased gains recognized on the sale of loans in 2002 of $32,269. This was primarily caused by turnover in our SBA Origination Officer position during 2002. In addition, the SBA put a moratorium of $500,000 on all new originations in the fourth quarter of 2002. This moratorium prevented us from closing several loans during that period. This moratorium was removed in the first quarter of 2003. Since much of our fixed rate mortgage backed securities portfolio had an average life of at least four years, during June and the fourth quarter of 2002, we sold most of these securities to shorten the weighted average life of our portfolio, increase cash flows for anticipated increasing loan volumes and convert the fixed rate mortgage securities into variable rate mortgage securities in anticipation of higher rates over the next three years. Additionally, corporate losses and allegations of accounting deficiencies permeated many companies during 2002. Due to threats of rating downgrades by both securities rating firms, we also decided to sell most of the “A” rated or better corporate securities that we purchased in 2001. The gains recognized on the sale of securities amounted to $233,857 in 2002 as compared to $216,261 recognized in 2001. Total other income for the period represented 1.12% and 1.00% of average total earning assets respectively.

      Other Expenses. Other expenses or non-interest expense for the fiscal year ended December 31, 2002 was $3,471,542 compared to $3,087,249 for the fiscal year ended December 31, 2001. As a percentage of total average assets, non-interest expense amounted to 2.86% in 2002 compared to 3.35% in 2001. The increase in salaries and benefits was largely due to normal annual increases in salaries, increase in the cost of benefits, the addition of a deposit calling officer and higher-than-expected mortgage incentives due to record mortgage volumes. The increase in legal and professional fees was due to more problem loan workouts during 2002.

	2002	2001

Salaries and benefits	$1,873,501	$1,661,217
Equipment and occupancy expense	532,392	487,959
Legal and professional	209,635	173,245
Data processing	139,892	132,369
Printing and supplies	65,173	50,901
Postage and courier	80,755	77,029
Telephone	73,275	71,846
Advertising	48,421	57,393
Marketing	34,551	15,938
Insurance-directors and officers	19,492	24,074
Other operating expenses	394,455	335,278

Total non-interest expense	$3,471,542	$3,087,249

      Allowance for Loan Losses. During 2002, allowance for loan losses increased by $209,332. In 2002 the Chattahoochee National Bank charged off loans totaling $380,850 compared with $226,294 in 2001. The allowance for loan losses as a percentage of gross loans was 1.07% as of December 31, 2002 as compared to 1.13% as of December 31, 2001. Although the allowance for loan losses as a percentage of gross loans decreased at December 31, 2002 compared to December 31, 2001, our percentage of loans secured by cash or cash equivalent collateral, government guarantees and owner occupied real estate also increased from 29% to 33% during the same period. These types of loans typically have less credit risk. As of December 31, 2002, management considered the allowance for loan losses to be adequate to absorb known risks in the loan portfolio. During 2002, two reviews of the bank’s loan portfolio by an independent firm were conducted. The purpose of these reviews were to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The reviews included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the bank’s board of directors and management, the bank approved the firm’s report. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

      The following tables present an analysis of the net interest earnings of Chattahoochee National Bank for the fiscal years ended 2002 and 2001 with respect to each major category of interest-earning asset and each major category of interest-bearing liability.

	December 31, 2002 In thousands (000), except percentages

	Average	Interest	Average
Assets	Amount	Earned	Yield

Interest bearing deposits in banks	$5,715	$102	1.78%
Taxable securities	29,635	1,337	4.51%
Loans	68,443 (1)	5,026 (2)	7.34%

Total earning assets	$103,793	$6,465	6.23%

	Average	Interest	Average
Liabilities	Amount	Expense	Cost

NOW and money market deposits	$15,685	$312	1.99%
Savings deposits	102	2	1.96%
Time deposits	55,748	2,573	4.61%
Other borrowings	15,781	603	3.82%

Total interest-bearing liabilities	$87,316	$3,490	4.00%

Net yield on earning assets			2.87%

Net interest spread			2.23%

(1)	Included in the average balance of net loans for 2002 are non-accrual loans totaling $493,354.

(2)	Interest earned on net loans includes loan fees and loan service fees of $420,241 in 2002.

	December 31, 2001 In thousands (000), except percentages

	Average	Interest	Average
Assets	Amount	Earned	Yield

Interest-bearing deposits in banks	$7,550	$316	4.19%
Taxable securities	28,488	1,763	6.19%
Loans	53,041 (1)	4,845 (2)	9.13%

Total earning assets	$89,079	$6,924	7.77%

	Average	Interest	Average
Liabilities	Amount	Expense	Cost

NOW and money market deposits	$12,456	$486	3.90%
Savings deposits	50	1	2.81%
Time deposits	57,534	3,505	6.09%
Other borrowings	5,325	253	4.75%

Total interest-bearing liabilities	$75,365	$4,245	5.63%

Net yield on earning assets			3.01%

Net interest spread			2.14%

(1)	Included in the average balance of net loans for 2001 are non-accrual loans totaling $341,000.

(2)	Interest earned on net loans includes loan fees and loan service fees of $336,480 in 2001.

      Rate/Volume Analysis of Net Interest Income. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31,
	2002 vs. 2001
	(Dollars in thousands)
	Changes Due To:

Increase (decrease) in:			Increase
	Rate	Volume	(Decrease)

Income from interest-earning assets:
Deposits in banks	$(150)	$(64)	$(214)
Taxable securities	(495)	69	(426)
Loans	(1,061)	1,242	181

Total interest income	(1,706)	1,247	(459)

Expense from interest-bearing liabilities:
NOW and money market deposits	(279)	105	(174)
Savings deposits	—	1	1
Time deposits	(826)	(106)	(932)
Other borrowings	(58)	408	350

Total interest expense	(1,163)	408	(755)

Net interest income	$(543)	$839	$296

      Deposits. The following table presents, for the fiscal years ended 2002 and 2001, the average amount of and average rate paid on each of the described deposit categories.

	December 31, 2002
	In thousands (000), except percentages

Deposit Category	Average Amount	Average Rate Paid

Non interest-bearing demand deposits	$10,458	—
NOW and money market deposits	15,685	1.99%
Savings deposits	102	1.96%
Time deposits	55,748	4.61%

	December 31, 2001
	In thousands (000), except percentages

Deposit Category	Average Amount	Average Rate Paid

Non interest-bearing demand deposits	$6,617	—
NOW and money market deposits	12,456	3.90%
Savings deposits	50	2.81%
Time deposits	57,534	6.09%

      The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities at December 31, 2002:

Time
Certificates of Deposits
In thousands (000)

3 months or less	$3,854
3-6 months	3,009
6-12 months	5,868
Over 12 months	7,336

Total	$20,067

      At December 31, 2002, Chattahoochee National Bank had no deposit relationships that represented concentrations.

Financial Condition

      Management continuously monitors the financial condition of Chattahoochee National Bank in order to protect depositors, protect retained earnings and increase current and future earnings. Further discussion of significant items affecting the bank’s financial condition are discussed in detail below.

September 30, 2003

      Total assets increased from $120,592,475 on December 31, 2002 to $142,523,467 on September 30, 2003, an increase of $21,930,992. This increase was due to an increase in loans of $5,521,150, an increase of $16,608,965 in securities available for sale, a decrease in securities held to maturity of $1,285,282, and a decrease of $273,039 in interest-bearing deposits in banks. This growth was primarily funded by a $6,844,150 increase in total deposits, a $2,472,051 increase in securities sold under repurchase agreements and a $11,490,500 increase in other borrowings.

      The $6,844,150 increase in deposits came from an increase of $8,853,126 in time deposits of $100,000 or more, an increase of other time deposits of $215,266, a decrease of $1,656,698 in non interest-bearing demand deposits and a decrease of $573,357 in interest-bearing demand deposits. Most of the increase in deposits was brokered deposits, which we believe are less expensive to obtain than competing for deposits in the highly competitive Metropolitan Atlanta market.

      CNB and First Capital have entered into a merger agreement whereby First Capital will merge with and into CNB. Prior to the signing of the merger agreement, CNB entered into certain contracts with various data processing service providers to convert to another data processing system. Both First Capital and CNB are currently evaluating whether to convert to the new data processing system. As of October 31, 2003, CNB had capitalized approximately $317,000 of costs related to the conversion. If CNB decides not to convert to the new data processing system, these costs plus and additional estimated cost of $240,000 to cancel these contracts would be expensed in the period in which the decision is made.

      Allowance for Loan Losses. The allowance for loan losses as of September 30, 2003 was $977,458 compared to $918,250 as of December 31, 2002. The allowance for loan losses, as a percentage of total gross loans, for September 30, 2003 remained at 1.07%, the same level as of December 31, 2002. The provision during the third quarter of 2003 was the result of risks inherent in the loan portfolio. During the second and third quarters of 2003, a review of Chattahoochee National Bank’s loan portfolio by an independent firm was conducted. The purpose of this review was to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The review included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the bank’s board of directors and management, the bank approved the firm’s report. The bank will continue engaging, on a biannual basis, an independent firm to review the bank’s loan portfolio. In addition to the independent reviews, the bank’s primary regulator, the Office of the Comptroller of the Currency (the “OCC”), also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the bank’s board of directors and management. Information provided from the above two independent sources, together with information provided by management and other information known to the bank’s board of directors, are utilized by the board of directors to monitor, on a quarterly basis, the loan portfolio. Specifically, the bank’s board of directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

      Management considers the allowance for loan losses to be adequate and sufficient; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions of the allowance will not be required.

      Liquidity and Sources of Capital. Liquidity is our ability to meet all deposit withdrawals immediately, while also providing for the credit needs of customers. Management believes the September 30, 2003 financial statements evidence a satisfactory liquidity position as total cash and cash equivalents amounted to $1,717,604, representing 1.21% of total assets. Securities amounted to $45,317,339, representing 31.80% of total assets; these securities provide a secondary source of liquidity since they can be converted into cash in a timely manner. The increase from $19,922,409 to $36,462,356 in available-for-sale securities represents our attempt to fully leverage capital and maximize earning asset capacity using available credit lines. Our deposit base and borrowing capabilities are additional sources of liquidity. For the nine-month period ended September 30, 2003, total deposits increased $6,844,150. Additionally, we have offered secure repurchase accounts to its customers that total $3,227,628. Management closely monitors and maintains appropriate levels of interest-earning assets and interest-bearing liabilities so that maturities of assets are such that adequate funds are provided to meet customer withdrawals and loan demand.

      During 2003, CNB reissued 8,219 shares of its common stock which were purchased by Chattahoochee National Bank’s 401(k) Plan. Participants in the plan purchased the common stock for $57,943. Additionally, 37,500 stock options were exercised totaling $375,000.

      Management is committed to maintaining capital at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements. Management’s strategy to achieve this goal is to retain sufficient earnings while providing a reasonable return on equity. Federal banking regulations establish certain capital adequacy standards that banks are required to maintain.

      The table below illustrates Chattahoochee National Bank’s regulatory capital ratios at the date indicated:

		Minimum
		Regulatory
	September 30, 2003	Requirement

Tier 1 capital	10.05%	4.0%
Tier 2 capital	0.91%	—
Total risk-based capital ratio	10.96%	8.0%
Leverage ratio	7.73%	3.0%

      CNB and First Capital entered into the merger agreement whereby First Capital will merge with and into CNB. Under the merger agreement, First Capital’s shareholders will receive shares of CNB common stock for each share of First Capital common stock they own, resulting in an expected issuance of approximately 2.8 million shares of CNB common stock on a fully diluted basis. The merger will be accounted for as a purchase. The merger cannot be completed unless both companies obtain the approval of applicable bank regulatory authorities, including the Federal Reserve. Based on preliminary discussions with the Federal Reserve and management’s expectations regarding growth of the combined company following the merger, management believes that CNB will need to enhance its capital position prior to receiving the regulatory approvals necessary to complete the merger. In order to enhance its capital, CNB expects to commence a stock offering to First Capital and CNB shareholders on a pro rata basis during the first quarter of 2004.

      Other than the pending merger and as described above, management is not aware of any trends, demands, commitments, events or uncertainties that will result, or are reasonably likely to result, in CNB’s liquidity increasing or increasing in any material way.

December 31, 2002

      Average Consolidated Balance Sheet. The following is a presentation of the average consolidated balance sheets of CNB for the fiscal years ended 2002 and 2001 respectively. This presentation includes all major categories of interest-earning assets and interest-bearing liabilities.

Average Consolidated Assets
In thousands (000)

	December 31,

	2002	2001

Interest-bearing deposits in banks	$5,715	$7,550
Taxable securities	29,635	28,488
Net loans	67,694	53,041

Total earning assets	$103,044	$89,079
Other assets	5,198	2,968

Total assets	$108,242	$92,047

Average Consolidated Liabilities and
Stockholders’ Equity
In thousands (000)

	December 31,

	2002	2001

Non interest-bearing deposits	$10,458	$6,617
NOW and money market deposits	15,685	12,456
Savings deposits	102	50
Time deposits	55,748	57,534
Other borrowings	15,781	5,325
Other liabilities	1,696	1,249

Total liabilities	$99,470	$83,231
Stockholders’ equity	8,772	8,816

Total liabilities and stockholders’ equity	$108,242	$92,047

      Loan Portfolio. The following table presents various categories of loans contained in Chattahoochee National Bank’s loan portfolio for the fiscal years ended December 31, 2002 and 2001, and the total amount of all loans for such periods.

	December 31,
	In thousands (000)

Type of Loan	2002	2001

Commercial loans	$28,937	$27,529
Real estate — construction	27,644	24,063
Real estate — mortgage	23,788	5,362
Lease financing	2,922	3,270
Installment and other loans to individuals	2,627	2,611

Subtotal	85,918	62,835
Less: Deferred loan fees and costs	152	80
Less: Allowance for possible loan losses	918	709

Total (net of allowance)	$84,848	$62,046

      The following is a presentation of an analysis of maturities of loans as of December 31, 2002:

	In thousands (000)

		Due after
	Due in 1	1 Year
	Year or	Less than	Due after
Type of Loan	Less	5 Years	5 Years	Totals

Commercial loans	$21,034	$3,690	$4,213	$28,937
Real estate — construction	20,094	3,525	4,025	27,644
Real estate — mortgage	17,291	2,607	3,890	23,788
Installment and other loans to individuals	1,915	335	377	2,627
Lease financing	2,124	798	—	2,922

Total	$62,458	$10,955	$12,505	$85,918

      For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates as of December 31, 2002:

	In thousands (000)

	Due in 1 Year or	Due after 1 Year
Interest Category	Less	Less than 5 Years	Due after 5 Years	Totals

Predetermined interest rate	$5,028	$10,587	$12,505	$28,120
Floating interest rate	57,430	368	—	57,798

Total	$62,458	$10,955	$12,505	$85,918

      Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2002 and 2001 is as follows:

	(Dollars in Thousands)
	December 31,

	2002	2001

Nonaccrual loans	$493	$1,020
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	240	0
Restructured loans	0	0
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	72	0
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	28	18
Interest income that was recorded on nonaccrual and restructured loans	0	0

      As of December 31, 2002, there were $31,145 in loans classified for regulatory purposes as doubtful, $534,460 as substandard or special mention which (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

      Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts, that collection of interest is doubtful.

      Summary of Loan Loss Experience. An analysis of Chattahoochee National Bank’s loan loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for loan losses.

Analysis of the Allowance for Loan Losses

December 31, 2002

Balance at beginning of period	$708,918
Charge-offs:
Commercial loans	13,179
Real estate — construction	0
Real estate — mortgage	0
Installment and other loans to individuals	0
Lease financing	367,671

Total	380,850
Recoveries
Commercial loans	0
Real estate — construction	0
Real estate — mortgage	0
Installment and other loans to individuals	0
Lease financing	20,000

Total	20,000

Net charge-offs	360,850
Additions charged to operations	570,182

Balance at end of period	$918,250

Ratio of net charge-offs during the period to average loans outstanding during the period	.53%

Analysis of the Allowance Loan Losses

December 31, 2001

Balance at beginning of period	$585,000
Charge-offs:
Commercial loans	37,089
Real estate — construction	0
Real estate — mortgage	0
Installment and other loans to individuals	0
Lease financing	189,205

Total	226,294
Recoveries
Commercial loans	0
Real estate — construction	0
Real estate — mortgage	0
Installment and other loans to individuals	0
Lease financing	0

Total	0

Net charge-offs	0
Additions charged to operations	350,212

Balance at end of period	$708,918

Ratio of net charge-offs during the period to average loans outstanding during the period	.43%

      At December 31, 2002, the allowance for loan losses was allocated as follows:

		Percent of loans in
		each category to
	Amount	total loans

Commercial loans	$225,326	34%
Real estate — construction	212,071	32%
Real estate — mortgage	185,563	28%
Installment and other loans to individuals	39,764	3%
Lease financing	255,526	3%
Unallocated	0	0%

Total	$918,250	100%

      At December 31, 2001, the allowance for loan losses was allocated as follows:

		Percent of loans in
		each category to
	Amount	total loans

Commercial loans	$409,432	44%
Real estate — construction	34,453	38%
Real estate — mortgage	14,085	9%
Installment and other loans to individuals	6,794	4%
Lease financing	244,154	5%
Unallocated	0	0%

Total	$708,918	100%

      Loan Loss Reserve. In considering the adequacy of Chattahoochee National Bank’s allowance for loan losses as of December 31, 2002, management focused on the fact that as of such date, 34% of outstanding loans were in the category of commercial loans, which includes commercial and industrial. Because of the larger average balance, commercial loans are generally considered by management as having greater risk per loan than other categories of loans in the bank’s loan portfolio. However, over 97% of these commercial loans at December 31, 2002 were made on a secured basis. Management believes that the secured condition of a large portion of its commercial loan portfolio greatly reduces any risk of loss inherently present in these types of loans.

      Real estate construction loans were 32% of Chattahoochee National Bank’s outstanding loans as of December 31, 2002. The bank’s loan policies prohibit the amount of the original real estate construction loan to exceed 80% of the appraised value of the collateral. Generally, these loans are owner-occupied real estate, not leased facilities.

      Real estate mortgage loans constituted 28% of outstanding loan balances at December 31, 2002. All loans in this category represent commercial real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

      Lease financings represented 3% of the loan portfolio at December 31, 2002. These leases are generally for income producing commercial equipment, such as heavy machinery used in construction and road building.

      Chattahoochee National Bank’s consumer loan portfolio constituted 3% of outstanding loans at December 31, 2002. At December 31, 2002, the majority of consumer loans were secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

      During 2002, two reviews of Chattahoochee National Bank’s loan portfolio by an independent firm were conducted. The purpose of these reviews were to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The reviews included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the bank’s board of directors and management, the bank approved the firm’s reports. The bank will continue engaging, on a semi-annual basis, an independent firm to review the bank’s loan portfolio. In addition to the independent reviews, the bank’s primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the bank’s board of directors and management. Information provided from the above two independent sources, together with information provided by the management and other information known to the bank’s board of directors, are utilized by the board of directors to monitor, on a quarterly basis, the loan portfolio. Specifically, the bank’s board of directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

      Investments. As of December 31, 2002, net loans comprised approximately 70% of Chattahoochee National Bank’s assets, investment securities comprised approximately 24% of the bank’s assets, and Interest-bearing deposits in banks comprised approximately 0.5% of the bank’s assets.

      The following table presents, for the periods indicated, the carrying value of the bank’s investments. All securities held at December 31, 2002 and 2001.

	December 31,

Investment Category
Available-for-Sale:	2002	2001

Obligations of U.S. Treasury and other U.S. agencies	$500,683	$27,191,333
Corporate securities	2,311,077	4,695,431
Mortgage-backed securities	25,110,414	—
Federal Reserve Bank stock	288,000	288,000
Federal Home Loan Bank stock	1,300,000	350,000

Total	$29,510,174	$32,524,764

      The following table indicates, for the fiscal year ended December 31, 2002, the amount of investments due by contractual maturity in (1) one year or less, (2) one to five years, (3) five to ten years, and (4) over ten years:

		Weighted
Investment Category		Average
Available-for-Sale:	Amount	Yield(1)

Obligations of U.S. Treasury and other U.S. agencies:
0-1 year	$0	—%
Over 1 through 5 years	500,683	3.25%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Corporate securities
0-1 year	0	—%
Over 1 through 5 years	561,077	4.75%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Mortgage-backed securities	0
0-1 year	0
Over 1 through 5 years	544,406	3.34%
Over 5 through 10 years	9,035,513	2.97%
Over 10 years	9,280,730	3.24%
Federal Reserve Bank stock, no maturity	288,000	6.00%
Federal Home Loan Bank stock, no maturity	1,300,000	6.25%

Total	$21,510,409	3.29%

		Weighted
		Average
Held-to-maturity:	Amount	Yield(1)

Obligations of U.S. Treasury and other U.S. agencies:
0-1 year	$0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Corporate securities
0-1 year	0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	1,750,000	5.68%
Mortgage-backed securities
0-1 year	0
Over 1 through 5 years	0
Over 5 through 10 years	0
Over 10 years	6,249,765	3.80%

Total	$7,999,765	4.21%

(1)	Chattahoochee National Bank has not invested in any tax-exempt obligations.

      Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity for fiscal years ended December 31, 2002 and 2001 are presented below.

	December 31,

	2002	2001

Return on average assets	0.09%	0.14%
Return on average equity	1.14%	1.51%
Average equity to average assets ratio	8.11%	9.58%
Dividend payout ratio	N/A	N/A

      Liquidity and Interest Rate Sensitivity. Net interest income, CNB’s primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

      Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize CNB’s overall interest rate risks.

      The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

		After 3
		months
		but
		Within 1	After 1 year but
	Within 3 months	year	within 5 years	After 5 years	Totals (1)

SELECTED ASSETS
Loans	$57,273	$3,996	$10,955	$13,201	$85,425
Securities	20,447	2,753	4,722	1,588	29,510
Cash and due from banks	1,440	—	—	—	1,440
Interest-bearing deposits in banks	278	298	—	—	576

Total selected assets	$79,438	$7,047	$15,677	$14,789	$116,951

FUNDING SOURCES
Demand deposits, interest-bearing demand and savings	$10,247	$—	$—	$13,817	$24,064
Certificates, less than $100M	8,875	17,217	14,546	—	40,638
Certificates $100M and over	3,855	8,878	7,334	—	20,067
Other borrowings	12,570	1,000	—	11,000	24,570

Total funding sources	$35,547	$27,095	$21,880	$24,817	$109,339

Interest-sensitivity gap	$43,891	$(20,048)	$(6,203)	$(10,028)
Cumulative interest-sensitivity gap	$43,891	$23,843	$17,640	$7,612
Interest-sensitivity gap ratio	223.47%	26.01%	71.65%	59.59%
Cumulative interest-sensitivity gap ratio	223.47%	138.06%	120.87%	106.96%

(1)	Total loans exclude past due and non-accrual loans as of December 31, 2002 due to uncertainty of the timing of cash flows.

      As evidenced by the table above, as of the end of CNB’s most recently completed fiscal year, CNB was cumulatively asset sensitive within six months. In a decreasing interest rate environment, an asset sensitive position (a gap ratio more than 100%) is generally less advantageous as earning assets are repriced sooner than the liabilities. Conversely, in an increasing interest rate environment, an asset sensitive position (a gap ratio of more than 100%) is generally more advantageous since assets are repriced sooner than liabilities. With respect to CNB, an increase in interest rates would result in higher earnings while a decline in interest rates will decrease income. This, however, assumes that all other factors affecting income remain constant. It also assumes no prepayments in the loan or investment portfolios, which is highly likely due to the company’s investment in mortgage backed securities with average lives of less than four years.

      As CNB continues to grow, management will structure its rate sensitivity position to hedge against rapidly rising or falling interest rates. Chattahoochee National Bank’s Asset/Liability Committee meets on a monthly basis and develops management’s strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

      Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. CNB’s primary source of liquidity comes from its ability to maintain and increase deposits through the Bank. Deposits grew by $16.3 million in 2002. Below are the pertinent liquidity balances and ratios for the periods ended December 31, 2002 and December 31, 2001.

	2002	2001

Cash and due from banks	$1,440,482	560,523
Interest-bearing deposits in banks	$576,428	5,375,013
Securities	$29,510,174	32,524,764
CDs, over $100,000 to total deposits ratio	23.69%	26.65%
Loan to deposit ratio	101.24%	73.42%
Brokered deposits	N/A	N/A

      At December 31, 2002, large denomination certificates accounted for 23.69% of total deposits compared with 26.65% at December, 31, 2001. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on Chattahoochee National Bank’s liquidity. Management believes that since a majority of the above certificates were obtained from bank customers residing in the Atlanta, Georgia Metropolitan Statistical Area (MSA), the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of this MSA, as outside depositors are more likely to be interest rate sensitive.

      Cash and cash equivalents are the primary source of liquidity. At December 31, 2002, cash and cash equivalents amounted to $2.02 million, representing 1.68% of total assets. Securities available for sale provide a secondary source of liquidity. Although only $500,000 of the $32.5 million in the bank’s securities portfolio is scheduled to mature in 2003, other cash flows of approximately $12 million are expected from the entire mortgage-backed securities portfolio.

      Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2002, Chattahoochee National Bank had no brokered deposits in its portfolio.

      Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

      The risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital consists of common shareholders’ equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

      The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total assets. For banks that are not rated CAMEL 1 by their primary regulator (which includes Chattahoochee National Bank), the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2%, depending upon risk profiles and other factors.

      Management is committed to maintaining capital at a level sufficient to protect depositors, provide for reasonable growth, and fully comply with all regulatory requirements. Management’s strategy to achieve this goal is to retain sufficient earnings while providing a reasonable return on equity. Federal banking regulations establish certain capital adequacy standards that banks are required to maintain.

      The table below illustrates the regulatory capital ratios of Chattahoochee National Bank and CNB at the date indicated:

		Minimum regulatory
	December 31, 2002	requirement

Bank
Tier 1 Capital	10.11%	4.0%
Tier 2 Capital	0.99%	—

Total risk-based capital ratio	11.10%	8.0%

Leverage Ratio	8.05%	4.0%

Company — Consolidated
Tier 1 Capital	9.61%	4.0%
Tier 2 Capital	0.99%	—

Total risk-based capital ratio	10.60%	8.0%

Leverage ratio	7.65%	4.0%

Recent Accounting Pronouncements

      In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. CNB has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

Effects of Inflation and Changing Prices

      Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions’ increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholders’ equity. Mortgage originations and refinancings tend to slow as interest rates increase, and can reduce CNB’s earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

MANAGEMENT OF CNB

Directors

      Each person listed below has been a director of CNB since July 27, 1998. Directors of CNB serve staggered terms, which means that one-third of the directors will be elected each year at CNB’s annual meeting of shareholders. Each person listed below also is a director of Chattahoochee National Bank. The bank’s officers are appointed by the bank’s board of directors and hold office at the will of the bank’s board of directors.

      The following table sets forth for each director: (1) his or her name, (2) his or her age at September 30, 2003, (3) how long he or she has been a director of CNB, (4) his or her position(s) with CNB, other than as a director, and (5) his or her principal occupation and recent business experience for the past five years.

	Director	Business Experience
Name (Age)	Since	and Position with CNB

Michael L. Aldredge (49)	1998	Mr. Aldredge serves as Operations Manager and Secretary of Squire Inn, Inc., a hotel holding company. Mr. Aldredge also is a partner in KAL Jax Hotel, LTD, where he serves as Managing Partner of the Days Inn Jacksonville Beach Resort.

C. Dan Alford (41)	1998	Mr. Alford serves as Chief Financial Officer of Allied Utility Network LLC, a consultant to the utility industry.

Patricia Rhodes Grimes (53)	1998	Ms. Grimes retired from SunTrust Service Corporation, a subsidiary of SunTrust Banks, Inc., in 1992.

William H. Groce, Jr. (67)	1998	Mr. Groce is a retired executive from BellSouth Telecommunications.

David R. Hink (53)	1998	Mr. Hink is the Managing Principal of Strategic Solutions Resources, LLC, a strategy development and merger and acquisition consulting firm.

Mary E. Johnson (50)	1998	Ms. Johnson has served as Chief Operating Officer of T. Stephen Johnson & Associates, Inc., a financial services consulting firm, since January 2000. From 1987 until January 2000, Ms. Johnson served as Controller of the firm.

Robert W. Johnston (50)	1998	Mr. Johnston has served in management positions for various companies in the temporary staffing industry since 1978. He currently is a consultant to the staffing industry through his investment in Koala Enterprises, Inc.

H.N. Padget, Jr. (47)	1998	Mr. Padget is President and Chief Executive Officer of CNB and the bank. Mr. Padget has been a banker in metropolitan Atlanta for over 20 years and has served in various management positions throughout his career. Mr. Padget most recently served as Executive Vice President at Milton National Bank, Alpharetta, Georgia from 1993 through 1997.

John A. Pond (55)	1998	Mr. Pond serves as President of Pond & Company, an engineering and architectural services company.

Reid W. Simmons (55)	1998	Mr. Simmons is a Vice President of PracticeWorks, Inc., a national provider of healthcare practice management software products and services. From 1982 until its purchase in 1999, Mr. Simmons was the President, founder and co-owner of OMSystems, Inc. (Orthotrac), a leading provider of computer hardware and software for orthodontists.

	Director	Business Experience
Name (Age)	Since	and Position with CNB

W. Darrell Sumner (54)	1998	Mr. Sumner is the President and co-founder of Bank Assets, Inc., a firm that specializes in marketing, designing and implementing compensation and benefit programs for financial institutions.

W. David Sweatt (55)	1998	Mr. Sweatt is Chairman of CNB and the bank. From 1996 to 1998, Mr. Sweatt managed personal investments. From 1993 until it was sold in 1996, Mr. Sweatt was a director and the President and Chief Executive Officer of Royal Bankshares of Acadiana, Inc., Lafayette, Louisiana, a bank holding company which owned the Bank of Lafayette and Trust Bank of the U.S.

Executive Officers

      The following table shows for each executive officer of CNB: (1) his or her name, (2) his or her age at September 30, 2003, (3) how long he or she has been an officer of CNB, and (4) his or her position(s) with CNB and Chattahoochee National Bank:

		Position with CNB and
Name (Age)	Officer Since	Chattahoochee National Bank

H.N. Padget, Jr. (47)	1998	President and Chief Executive Officer of CNB and the bank.

Steven G. Deaton (40)	2000	Executive Vice President, Senior Lending Officer and Chief Operating Officer of the bank.

Certain Transactions

      Chattahoochee National Bank extends loans from time to time to CNB’s and the bank’s directors, their associates and members of the immediate families of the directors and executive officers of CNB. These loans are made in the ordinary course of business on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with persons not affiliated with CNB or the bank, and do not involve more than the normal risk of collectibility or present other unfavorable features.

Executive Compensation

      The following table sets forth a summary of compensation paid to or accrued on behalf of the chief executive officer and the other executive officers of CNB whose aggregate compensation exceeded $100,000 for services rendered during the 2002 fiscal year.

					Long Term
		Annual			Compensation Awards
		Compensation(1)			Securities
	Fiscal				Underlying
Name and Principal Position	Year	Salary($)		Bonus($)	Options(#)

H.N. Padget, Jr.	2002	143,500		—	—
President and Chief Executive Officer	2001	135,675		10,000	3,000	(3)
	2000	126,302		—	—

Steven G. Deaton	2002	124,000		12,932	—
Senior Lending Officer and Executive	2001	116,750		16,115	2,500	(4)
Vice President	2000	43,996	(2)	5,000	4,000	(5)

Danny F. Dukes	2002	87,885		16,407	—
Former Chief Financial Officer,	2001	80,700		17,077	2,500	(4)
Assistant Corporate Secretary	2000	75,000		14,417	2,500	(4)
Senior Vice President and

(1)	All cash compensation was paid by Chattahoochee National Bank.

(2)	First day of employment was August 14, 2000. Annualized salary is $115,000.

(3)	Consists of a grant of a performance-based incentive stock option for 3,000 shares of CNB common stock.

(4)	Consists of a grant of a non-qualified stock option for 2,500 shares of CNB common stock.

(5)	Consists of a grant of a performance-based incentive stock option for 3,000 shares of CNB common stock and a non-qualified stock option for 1,000 shares of CNB common stock.

Employment Agreements

      H.N. Padget, Jr. In November 1997, CNB and Chattahoochee National Bank entered into an employment agreement with H.N. Padget, Jr. regarding Mr. Padget’s employment as President and Chief Executive Officer of CNB and the bank. Since that time, the parties have amended the terms of Mr. Padget’s employment arrangements such that the employment agreement currently provides that Mr. Padget’s base salary is set at $155,000 per year through June 2004, $160,000 per year from July 2004 through July 2005, and $167,000 per year from July 2005 through January 31, 2006. Mr. Padget’s employment agreement provides that at the end of each year of operation, Mr. Padget will be entitled to receive a cash bonus and employee stock ownership plan contribution based on the bank’s performance exceeding a targeted level of net income before taxes. Pursuant to the employment agreement, CNB furnishes an automobile for Mr. Padget’s use as well as country club membership dues. Further, the employment agreement provides for payment of disability insurance at a monthly premium of $158 and medical, hospitalization and term life insurance at a monthly premium of $600. Also, pursuant to the employment agreement, CNB will make annual discretionary contributions to its employee stock ownership plan and 401(k) plan for the benefit of Mr. Padget. The period of employment under the employment agreement continues until the earlier of January 31, 2006 or the termination of the employment as follows: (1) at the election of CNB and the bank for cause; (2) at Mr. Padget’s election, upon the bank and CNB’s breach of any material provision of the employment agreement; or (3) upon Mr. Padget’s death or disability. In the event that Mr. Padget’s employment is terminated by CNB (1) without cause during the term of the employment agreement, CNB will be required to pay Mr. Padget, as termination compensation, an amount equal to 12 months of existing base salary plus medical, hospitalization and term life insurance; or (2) without cause during the term of the employment agreement, in the event of a change of control of CNB, CNB will be required to pay Mr. Padget $300,000 as termination compensation. In the event that Mr. Padget’s employment is terminated without cause, Mr. Padget will be prohibited from competing with the bank or soliciting its customers or employees within the geographic area set forth in the employment agreement for a period of one year after the date of termination.

      Steven G. Deaton. In September 2001, CNB and Chattahoochee National Bank entered into an employment agreement with Steven G. Deaton regarding Mr. Deaton’s employment as Executive Vice President, Chief Operating Officer and Senior Lending Officer of the bank. Since that time, the parties have amended the terms of Mr. Deaton’s employment arrangements such that the employment agreement currently provides that Mr. Deaton’s base salary is set at $135,000 per year through June 2004, $144,000 per year from July 2004 through December 2004, and $153,000 from January 2005 through June 5, 2005. The employment agreement provides that at the end of each year of operation, Mr. Deaton will be entitled to receive a cash bonus and employee stock ownership plan contribution based on the bank’s performance exceeding a targeted level of net income before taxes. Additionally, the employment agreement provides that the compensation committee, at its sole discretion, may award Mr. Deaton with stock options to purchase shares of CNB common stock. Pursuant to the employment agreement, CNB also provides Mr. Deaton with membership dues at a country club and an automobile allowance. The term of employment under the employment agreement commenced on September 24, 2001, and continues for a period of 46 months thereafter, unless otherwise terminated (1) at the election of CNB and the bank for cause; (2) at Mr. Deaton’s election, upon the bank and CNB’s breach of any material provision of the employment agreement; or (3) upon Mr. Deaton’s death or disability. In the event that Mr. Deaton’s employment is terminated by CNB (1) without cause during the term of his employment agreement, CNB will be required to pay Mr. Deaton, as termination compensation, an amount equal to six months of existing base salary plus medical, hospitalization and term life insurance; or (2) without cause during the term of his agreement, in the event of a change of control of CNB, CNB will be required to pay Mr. Deaton one year’s salary as termination compensation. In the event that Mr. Deaton’s employment is terminated without cause, Mr. Deaton will be prohibited from competing with the bank or soliciting its customers or employees within the geographic area set forth in the employment agreement for a period of six months after the date of termination.

      In order to avoid triggering the change of control payments discussed above, it is a condition to the merger agreement that each executive officer of CNB amend his of her employment agreement to exempt the merger from constituting a change of control. Accordingly, each of the employment agreements discussed above has been amended to confirm that the merger will not cause a change of control payment to be made by CNB as a result of the merger. See “TERMS OF THE MERGER - Conditions to Consummation.”

Consulting Agreement

      On November 24, 2003, CNB entered into a consulting agreement with Danny F. Dukes in connection with Mr. Dukes’ resignation as chief financial officer of CNB and Chattahoochee National Bank. Under the agreement, Mr. Dukes will provide certain consulting services to CNB for a fee of $50 per hour. The term of the consulting arrangement will extend through the later of June 30, 2004 or one month following completion of the merger. In addition, Mr. Dukes will be entitled to a lump sum payment of $26,500 no later than June 30, 2004 or one month following completion of the merger, and will be entitled to receive a pro rata portion of the cash bonus that would otherwise be payable to him had he remained with CNB through December 31, 2003. In addition, all outstanding stock options held by Mr. Dukes will vest 30 days following the effective date of his resignation.

Stock Option Plans

1998 Incentive Stock Option Plan

      On May 20, 1998, CNB’s Board of directors and initial shareholders adopted an Incentive Stock Option Plan (the “Incentive Plan”) to promote equity ownership of CNB by key senior officers, key officers and other key employees of CNB and Chattahoochee National Bank. The Incentive Plan was amended by the shareholders of CNB at a Special Meeting held on November 25, 1998 to increase the number of shares reserved thereunder from 60,000 to 115,000. The Incentive Plan provides for the grant of options at the discretion of CNB’s compensation committee. The option exercise price must be at least 100% (110% in the case of a holder of 10% or more of CNB’s common stock) of the fair market value of CNB common stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Incentive Plan. Stock options granted pursuant to the Incentive Plan expire on or before the date which is the tenth anniversary of the date the option is granted, or 90 days (or such lesser period as the compensation committee may determine) after the date on which the person to whom they were granted ceases to be employed by CNB or the bank. As of September 30, 2003, an aggregate of 115,000 shares of CNB common stock had been granted under the Incentive Plan.

1998 Non Qualified Stock Option Plan

      On August 19, 1998, CNB’s Board of directors amended and restated CNB’s 1998 Non Qualified Stock Option Plan (the “Non Qualified Plan”). On November 25, 1998, CNB’s shareholders approved the amended and restated Non Qualified Plan. The purpose of the Non Qualified Plan is to attract, retain and compensate key personnel and directors of CNB and Chattahoochee National Bank. There are 185,000 shares of CNB common stock reserved under the Non Qualified Plan. The Non Qualified Plan is administered by CNB’s board of directors. The option exercise price of options granted under the Non Qualified Plan is the fair market value of CNB common stock on the date the option is granted and the options are exercisable by the holder thereof in full at any time prior to their expiration in accordance with the terms of the Non Qualified Plan. Stock options granted pursuant to the Non Qualified Plan expire on or before the date which is the tenth anniversary of the date the option is granted, or such lesser period as CNB’s Board of directors may determine. As of September 30, 2003, an aggregate of 185,000 shares of CNB common stock had been granted under the Non Qualified Plan.

Option Grants in Last Fiscal Year

      During the fiscal year ending December 31, 2002, CNB granted a total of 6,500 options to eight employees. There were no stock option grants to any of the persons named in the foregoing executive compensation table. Further, no individual exercised any of CNB’s outstanding options during the fiscal year ended December 31, 2002.

Fiscal Year-End Option Values

	Number of Securities	Value of Unexercised
	Underlying Unexercised	In-the-Money Options
	Options at FY-End (#)	at FY-End ($)
Name	Exercisable/Unexercisable	Exercisable/Unexercisable(1)

H.N. Padget, Jr.	28,000/16,000	$7,900/$1,550
Steven G. Deaton	3,499/3,001	$4,927/$3,278
Danny F. Dukes	6,999/2,501	$7,617/$2,393

(1)	Dollar values were calculated by determining the difference between the closing price of CNB common stock on December 31, 2002 ($9.05), as reported by the Over the Counter Bulletin Board, and the exercise price of the options.

Life Insurance Plan

      Messrs. Padget and Deaton and each of the directors of CNB have life insurance policies which are maintained under split dollar agreements with Chattahoochee National Bank. The bank pays the premiums due under these policies, and a portion of the death benefit payable under each life insurance policy will be paid to the bank to reimburse the bank for the payment of such premiums. Under the terms of these agreements, in the event Messrs. Padget and Deaton or any of the directors of CNB are terminated or removed for any reason other than for cause following a change of control in either CNB or Chattahoochee National Bank, they become 100% vested in the benefits promised under the agreements. Consequently, in the event Messrs. Padget and Deaton or any of the directors of CNB are so terminated or removed following a change of control in CNB or Chattahoochee National Bank, their beneficiaries will receive the death benefit set forth in the split dollar agreements as if they had died while serving on the board of directors or while employed by CNB or the bank, as applicable. Under the terms of these agreements, the merger does not qualify as a change of control of CNB or the bank.

Supplemental Retirement Plan

      Messrs. Padget and Deaton and each of the directors of CNB have supplemental retirement agreements with Chattahoochee National Bank. Under these agreements, Messrs. Padget and Deaton are entitled to defer up to 25% of their compensation each year and each of the directors of CNB are entitled to defer up to 100% of their compensation each year. In addition, Messrs. Padget and Deaton and each of the directors of CNB are entitled to receive indexed supplemental retirement benefits under the supplemental retirement agreements. Under the terms of these agreements, in the event Messrs. Padget and Deaton or any of the directors of CNB are terminated or removed for any reason other than for cause following a change of control in either CNB or Chattahoochee National Bank, they are entitled to receive the benefits promised under the agreements as if they had been continuously employed by CNB or Chattahoochee National Bank until their normal retirement age. Under the terms of these agreements, the merger does not qualify as a change of control of CNB or Chattahoochee National Bank.

Director Compensation

      The directors of CNB and Chattahoochee National Bank do not intend to be separately compensated in cash for their services as directors until CNB’s and the bank’s net profits exceed their net losses since inception on a cumulative basis.

      CNB has in place a directors’ deferral plan, which allows each of CNB’s directors to defer either 50% or 100% of their directors’ fees and then have this deferred compensation invested in either CNB common stock or a variety of mutual funds. Each of the directors of CNB except Mr. Padget are participants in the directors’ deferral plan. Under the terms of the director’s deferral plan, the plan participants become 100% vested in the benefits provided under the director’s deferral plan upon a change of control in Chattahoochee National Bank. Under the terms of these agreements, the merger does not qualify as a change of control of Chattahoochee National Bank.

Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information with respect to the beneficial ownership, as of December 1, 2003, of shares of CNB common stock by (1) each person known by CNB to be the beneficial owner of more than 5% of CNB’s issued and outstanding common stock, (2) each of CNB’s directors, (3) each of CNB’s executive officers, and (4) all directors and executive officers of CNB as a group. Except as noted below, CNB believes that each of the persons listed has sole investment and voting power with respect to the shares included in the table. Additionally, unless otherwise indicated, the address for each person below is 7855 North Point Parkway, Suite 200, Alpharetta, Georgia 30022.

				Pro Forma
	Number of		Percent of	Percent of
	Shares of CNB		Class of	Class of
	Common Stock		CNB	CNB
	Beneficially		Common	Common
Name	Owned(1)		Stock	Stock(2)

Five Percent Shareholders:

F. Matthew Byrnes	75,600	(3)	6.7	1.9
G. Felice Gelman	75,600	(3)	6.7	1.9
Jeffrey L. Gendell	95,300	(4)	8.5	2.4
Estate of Heber N. Padget, Sr.	56,200	(5)	5.0	1.4

Directors and Named Executive Officers:

Michael L. Aldredge	21,416	(6)	1.9	*
C. Dan Alford	21,000	(7)	1.9	*
Patricia Rhodes Grimes	25,000	(8)	2.2	*
William H. Groce, Jr.	50,400	(9)	4.4	1.3
David R. Hink	30,000	(10)	2.6	*
Mary E. Johnson	25,000	(11)	2.2	*
Robert W. Johnston	20,000	(12)	1.8	*
H.N. Padget, Jr.	108,960	(13)	9.4	2.8
John A. Pond	35,000	(14)	3.1	*
Reid W. Simmons	25,000	(15)	2.2	*
W. Darrell Sumner	23,475	(16)	2.1	*
W. David Sweatt	171,150	(17)	14.4	4.3
Steven G. Deaton	20,476	(18)	1.7	*

All Directors and Executive Officers, as a Group (13 persons)	561,877		41.7	13.5

*	Represents beneficial ownership of less than 1%.

(1)	The information contained in this table with respect to CNB common stock ownership reflects “beneficial ownership” as determined in accordance with Rule 13d-3 under the Exchange Act. Information with respect to beneficial ownership is based upon information furnished by each owner. With respect to certain of the individual executive officers listed in the table and the aggregate number of shares held by the directors and executive officers as a group, the number of shares indicated includes shares of CNB common stock that the individual has the right to acquire on or before January 30, 2004 (60 days from December 1, 2003), through the exercise of options granted under the Incentive Plan and Non Qualified Plan. Under the SEC’s rules, a person is also deemed to be the beneficial owner of any securities owned by such person’s spouse, children or relatives living in the same household. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities.

(2)	Pro forma after giving effect to the issuance of 10,382 shares of CNB common stock for each outstanding share of First Capital common stock and for each share of First Capital common stock to be outstanding upon conversion of First Capital’s convertible subordinated debentures. The pro forma amount does not reflect any shares of CNB common stock that may be issued in CNB’s proposed offering of common stock to existing shareholders of CNB and First Capital.

(3)	Based on information obtained from a Schedule 13-G filed with the SEC on October 23, 2003. Represents indirect beneficial interest in 75,600 shares of common stock, by virtue of Mr. Byrnes and Ms. Gelman serving as co-managing members of SuNOVA Holdings, LLC and SuNOVA Capital, LP, which act as general partner and investment manager, respectively, for several investment funds that directly own shares of the common stock. The address of Mr. Byrnes and Ms. Gelman is 780 Third Avenue, 30th Floor, New York, New York 10017.

(4)	Based on information obtained from a Schedule 13-D filed with the SEC on October 6, 2003. The address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

(5)	These shares were formerly held by Heber N. Padget, Sr., a director who died in 2002. The executor of the estate is H.N. Padget, Jr., who is also the President and Chief Executive Officer of CNB. Mr. Padget, Jr. disclaims beneficial ownership of the shares held by the estate.

(6)	Includes 1,416 shares held by Mr. Aldredge as custodian for his minor children. Also includes 10,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(7)	Includes 10,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003

(8)	Includes 12,500 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003

(9)	Includes 7,400 shares held by Mr. Groce’s spouse and 15,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(10)	Includes 15,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(11)	Includes 10,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(12)	Includes 10,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(13)	Includes 2,760 shares held by Mr. Padget, Jr.’s 401(k) and 43,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003. Also includes an aggregate of 6,000 shares held by Mr. Padget, Jr.’s children and as to which Mr. Padget, Jr. disclaims beneficial ownership. Also includes 50,200 shares held by Mr. Padget, Jr. as executor of the estate of his father, Mr. Padget, Sr., as to which Mr. Padget, Jr. disclaims beneficial ownership.

(14)	Includes an aggregate of 2,000 shares held by two of Mr. Pond’s children, as to which he has sole voting power, and 1,000 shares held by his son, as to which he and his son have shared investment power. Also includes 15,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(15)	Includes 12,400 shares held by Simmons Investments, L.P., of which Mr. Simmons is a general partner.

(16)	Includes 10,000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(17)	Includes 15,000 shares held by Mr. Sweatt’s spouse and an aggregate of 10,000 shares held by Mr. Sweatt’s spouse as custodian for their minor children, as to which Mr. Sweatt shares voting and investment power with his spouse. Also includes 5,050 shares held by Mr. Sweatt’s 401(k), and 65,000 shares issuable upon exercise of stock options that may be exercised within 60 days of December 1, 2003.

(18)	Includes 3,499 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003. Also includes 3,110 shares held by Mr. Deaton’s 401(k).

INFORMATION ABOUT FIRST CAPITAL

General

      First Capital is a Georgia corporation and a registered a bank holding company under the Bank Holding Company Act of 1956, as amended. First Capital conducts its operations through its wholly owned subsidiaries, First Capital Bank and Capital Financial Software, LLC. First Capital Bank is a state-chartered commercial bank located in Norcross, Georgia, with its primary market consisting of the metropolitan Atlanta area. Capital Financial Software is a limited liability company that markets and provides support for its proprietary software package which is used by bankruptcy trustees.

      As of September 30, 2003, First Capital had total assets of $408 million, total deposits of $269 million, shareholders’ equity of $19 million and net loans of $272 million.

      First Capital regularly evaluates opportunities to expand its asset base. One method of achieving that goal is to acquire loan portfolios comprised of loans similar to those First Capital originates through its existing customer relationships or in comparable markets. As First Capital becomes aware of these portfolios, it seeks to understand the risk profiles of these loans and attempts to acquire portfolios where it is able to negotiate attractive terms relative to the portfolio’s risk profile. Currently, First Capital is analyzing a potential portfolio acquisition, although First Capital cannot provide any assurance that it will successfully complete this acquisition or the purchase of any other loan portfolio on terms favorable to First Capital at all.

      First Capital’s executive offices are located at 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092.

First Capital Bank

      First Capital Bank is a full service commercial bank that focuses on providing lending and deposit services to commercial clients. First Capital Bank’s loan portfolios consist primarily of real estate loans made to businesses located mainly in and around the Atlanta metropolitan area. First Capital Bank relies on its ability to originate construction, commercial real estate and commercial loans and does not seek to compete in the Atlanta market as a retail bank. The Atlanta business environment provides First Capital the opportunity to build long-term partnerships with commercial clients through a single office location, unlike retail oriented banks that typically require a multiple branch network to support their operations.

      Loan Approval and Review. First Capital Bank’s loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer’s lending authority, the loan request is considered and approved by an officer with a higher lending limit or the loan committee. First Capital Bank makes loans to directors or executive officers of the bank after approval by the board of directors of the bank, on terms not more favorable than would be available to entities otherwise unaffiliated with the bank.

      Lending Limits. First Capital Bank’s lending activities are subject to a variety of lending limits imposed by state and federal law. Differing limits apply based on the type of loan and the nature of the borrower, including the borrower’s other loan relationships with the bank. In general, however, First Capital Bank is able to loan to any one borrower a maximum amount equal to either:

•	15% of First Capital Bank’s capital and surplus; or

•	25% of its capital and surplus if the amount that exceeds 15% is fully secured by good collateral and other ample security.

      At September 30, 2003, First Capital Bank’s lending limit was approximately $4.613 million for loans not fully secured and approximately $ 7.688 million for loans fully secured in accordance with regulatory guidelines.

      Credit Risks. The principal economic risk associated with each category of loans that First Capital Bank makes is the creditworthiness of the borrower. Borrower creditworthiness is affected by general economic conditions and the strength of the relevant business market segment.

      Real Estate Loans. First Capital Bank makes commercial real estate loans, construction and acquisition and development loans, and residential real estate loans. These loans include commercial loans where First Capital Bank takes a security interest in real estate out of an abundance of caution and not as the principal collateral for the loan, but exclude home equity loans, which are classified as consumer loans.

•	Commercial Real Estate. As of September 30, 2003, approximately 42.6 % of First Capital Bank’s loan portfolio consisted of loans secured by commercial real estate. The bank focuses on diversifying this portfolio across different property types. Accordingly, the commercial real estate portfolio includes loans secured by warehouses, office buildings, land, extended stay properties, assisted living properties, retail office and service properties, self storage properties, apartments, condominiums, industrial properties, and restaurants. Commercial real estate loan terms generally are limited to five years or less, although payments may be structured on a longer amortization basis. Interest rates may be fixed or adjustable, but generally are not fixed for a period exceeding 60 months. First Capital Bank normally charges an origination fee on these loans. Risks associated with commercial real estate loans include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and the quality of the borrower’s management. First Capital Bank attempts to limit its risk by analyzing borrowers’ cash flow and collateral value on an ongoing basis.

•	Construction and Acquisition and Development Loans. As of September 30, 2003, approximately 38.3 % of First Capital Bank’s loan portfolio consisted construction and acquisition and development loans. This portion of the loan portfolio is diversified over a mix of commercial, single family and multi-family developments. Construction loans are generally made with a term of approximately 12 months and interest is paid monthly. Acquisition and Development loans are generally made with a term of approximately 24 months and interest is paid monthly. The ratio of the loan principal to the value of the collateral as established by independent appraisal generally does not exceed 80%. Loans on developments or properties that have not been pre-sold by the builder are also based on the builder/borrower’s financial strength and cash flow position, as well as the financial strength and reputation of the builder in case of an Acquisition and Development loan. Loan proceeds are disbursed based on the percentage of completion and only after an experienced construction lender or engineer has inspected the project. Risks associated with construction loans include fluctuations in the value of real estate and new job creation trends.

•	Residential Real Estate. As of September 30, 2003, approximately 15.2 % of First Capital Bank’s loan portfolio consisted of residential real estate loans. First Capital Bank’s residential real estate loans consist of residential first and second mortgage loans. The majority of the bank’s residential real estate loans are five-one adjustable rate mortgages. The interest rate on these loans is fixed for the first five years, then is adjusted on the fifth anniversary of the loan and each anniversary thereafter based on the index specified in the loan documentation. As a result, the bank limits its exposure to long-term interest rate risks which are typically associated with residential real estate loans. Residential real estate loans are made consistent with First Capital Bank’s loan policy and with the ratio of the loan principal to the value of collateral as established by independent appraisal not to exceed 80%. We believe these loan to value ratios are sufficient to compensate for fluctuations in real estate market value and to minimize losses that could result from a downturn in the residential real estate market.

      Commercial Loans. As of September 30, 2003, approximately 4.0 % of First Capital Bank’s loan portfolio consisted of commercial loans. First Capital Bank’s commercial loans include working capital loans, accounts receivable and inventory financing and equipment financing. The terms of these loans vary by purpose and by type of underlying collateral, if any. First Capital Bank typically makes equipment loans for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term. Equipment loans generally are secured by the financed equipment, and the ratio of the loan principal to the value of the financed equipment or other collateral is generally 70% or less. Loans to support working capital typically have terms not exceeding one year and usually are secured by accounts receivable, inventory or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal is typically repaid as the assets securing the loan are converted into cash, and for loans secured with other types of collateral, principal is typically due at maturity. The quality of the commercial borrower’s management and its ability both to evaluate properly changes in the supply and demand characteristics affecting its markets for products and services and to respond effectively to such changes are significant factors in a commercial borrower’s creditworthiness.

      Consumer Loans. First Capital Bank also makes, to a lesser extent, a variety of loans to individuals for personal, family and household purposes, including secured and unsecured installment and term loans, home equity loans and lines of credit. Consumer loan repayments depend upon the borrower’s financial stability and are more likely to be adversely affected by divorce, job loss, illness and personal hardships. Because many consumer loans are secured by depreciable assets such as boats, cars, and trailers these loans are typically amortized over the useful life of the asset.

      Investments. In addition to loans, First Capital Bank makes other investments primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and other obligations of states and municipalities. As of September 30, 2003, investment securities comprised approximately 30.2 %of First Capital Bank’s assets, with net loans comprising approximately 66.8 % of First Capital Bank’s assets. First Capital Bank also engages in Federal funds transactions with its principal correspondent banks and acts as both a buyer and seller of funds depending on the cost of funds.

      Deposits. First Capital Bank offers certificates of deposit, commercial checking and money market accounts and personal checking and money market accounts. Additionally, First Capital Bank offers cash management services to its commercial customers. As of September 30, 2003, approximately 65.1 % of First Capital Bank’s deposit base consisted of time deposits. The remaining 34.9 % of deposits are checking and money market accounts, which consist of 92.6 % commercial accounts. This reflects First Capital’s focus on commercial, as opposed to retail, banking.

      Asset and Liability Management. The goal of First Capital Bank’s Asset and Liability Management policy is to effectively utilize all sources of funds, including liabilities, capital and off balance sheet items, to minimize principal risk, interest rate risk and funding risk while providing an optimum and stable net interest margin, a profitable after-tax return on assets and return on equity and adequate liquidity. The Asset and Liability Management Committee conducts these management functions within the framework of written loan and investment policies that First Capital Bank has adopted. Wide and frequent fluctuations in market interest rates, coupled with an objective of achieving reasonable net interest margin, make a relatively balanced rate sensitivity position a desirable goal. The committee attempts to achieve this goal by monitoring the rate sensitivity gap position. The “gap” is the difference between rate sensitive assets and rate sensitive liabilities as a percentage of total assets.

Capital Financial Software

      Capital Financial Software was formed in 1997 as a wholly owned subsidiary of First Capital to provide proprietary software to bankruptcy trustees. The software is designed to allow bankruptcy trustees to monitor and track the disposition of Chapter 7 bankruptcy cases while assisting the trustees in processing information that must be periodically submitted to the bankruptcy courts. Its software product, ProClaim, is fully developed and is being marketed to both financial institutions and bankruptcy trustees throughout the United States.

Market Area and Competition

      First Capital is located in Norcross, Gwinnett County, Georgia and its primary market area is the Atlanta metropolitan statistical area (MSA). Norcross is located 10 miles north of downtown Atlanta in the northeast Atlanta metropolitan area. As a result of First Capital’s commercial focus, it does not operate a network of branch facilities. First Capital Bank’s primary deposit activities and lending base, however, includes the greater Atlanta MSA. First Capital’s location provides access to the Atlanta metropolitan area, which continues to experience significant economic and population growth, providing First Capital a market with a vibrant economy that is supported by a well-balanced industrial and manufacturing base.

      The banking business is highly competitive and First Capital competes for loan and deposits with numerous other financial institutions whose resources are equal to or greater than those available First Capital.

Legal Proceedings

      There are no material pending legal proceeding to which First Capital or any of its subsidiaries is a party or of which any of their properties are subject; nor are there any material proceeding known to First Capital to be contemplated by any governmental authority; nor are there material proceedings known to First Capital, pending or contemplated, in which any director, officer or affiliate or any principal security holder of First Capital, or any associate of any of the foregoing is a party or has an interest adverse to First Capital or any of its subsidiaries.

Facilities

      First Capital leases its executive offices and the main office of First Capital Bank which are located at 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092.

Employees

      At September 30, 2003, First Capital and its subsidiaries employed 50 full-time employees and one part-time employee. First Capital considers its relationship with its employees to be excellent.

FIRST CAPITAL MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

      The following discussion is intended to provide insight into the financial condition and results of operations of First Capital and its subsidiaries and should be read in conjunction with the consolidated financial statements and accompanying notes. The purpose of this discussion is to focus on information that may not be readily apparent from a review of our audited consolidated financial statements and notes thereto.

      First Capital is a Georgia corporation and a registered a bank holding company under the Bank Holding Company Act of 1956, as amended. First Capital conducts its operations through its wholly owned subsidiaries, First Capital Bank and Capital Financial Software, LLC. First Capital Bank is a state-chartered commercial bank located in Norcross, Georgia, with its primary market consisting of the metropolitan Atlanta area. Capital Financial Software is a limited liability company that markets and provides support of its proprietary software package which is used by bankruptcy trustees.

Results of Operations for the Nine Month Period Ended September 30, 2003

      Net income was $1,124,000 for the nine months ended September 30, 2003, a $221,000, or a 16.4% decrease over net income of $1,345,000 for the same period in 2002. Fully diluted earnings per share were $4,895 for the nine months ended September 30, 2003, compared to $5,753 for the same period in 2002, a decrease of 14.9%. Year to date return on equity was 7.81%, compared to 10.16% for the first nine months of 2002. The following is a brief discussion of the more significant components of net income during this period:

      Net interest income (the difference between the interest earned on assets and the interest paid on deposits and other liabilities) is the single largest component of First Capital’s revenue. First Capital actively manages this revenue source to provide an optimal level of revenue while balancing interest rate, credit and liquidity risks. Since market forces and economic conditions beyond First Capital’s control determine interest rates, the ability to generate net interest income depends upon First Capital’s ability to maintain an adequate spread between the rate paid on interest-bearing liabilities and the rate earned on interest-earning assets.

     Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the nine months ended September 30, 2003 and 2002.

	Nine-months Ended September 30,

	Average	2003		Average	2002
	Balances	Income/	Yields/	Balances	Income/	Yields/
	(1)	Expense	Rates	(1)	Expense	Rates

			(Dollars in Thousands)
Federal funds sold and interest-bearing deposits	$2,971	$26	1.17%	$5,617	$73	1.74%
Securities (2)	104,687	3,002	3.83	59,231	2,469	5.57
Loans, net of deferred fees (3)(4)	274,761	11,512	5.60	231,488	11,352	6.56

Total earning assets	382,419	14,540	5.08%	296,336	13,894	6.27%

Unrealized gains (losses) on securities (2)	278			236
Allowance for loan losses	(3,403)			(3,044)
Cash and due from banks	5,594			4,686
Other assets	4,419			4,157

Total	$389,307			$302,371

NOW and money market deposits	$69,250	$396	.76%	$56,782	$479	1.13%
Time deposits	181,597	4,586	3.38	151,546	4,292	3.79
Other borrowings	99,753	2,982	4.00	63,605	2,720	5.72

Total interest-bearing liabilities	350,600	7,964	3.04%	271,933	7,491	3.68%

Noninterest-bearing demand	17,551			11,064
Other liabilities	1,928			1,662
Shareholders’ equity	19,228			17,712

Total	$389,307			$302,371

Net interest income		6,576			6,403

Net interest spread			2.04%			2.59%
Net yield on average interest-earning assets			2.30%			2.89%

(1)	Average balances are daily averages.

(2)	Securities available for sale are reported at amortized cost. Pretax unrealized gains or (losses) are included below.

(3)	Loans include non-accrual loans and are net of deferred fees.

(4)	Interest and fees on loans includes fees of $673,000 and $796,000 for the periods ended September 30, 2003 and 2002, respectively.

     Net interest income totaled $6,576,000 for the nine months ended September 30, 2003, an increase of $173,000 over the same period in 2002. Average interest earning assets increased $86.1 million, or 29.1% over 2002, reflecting growth in both the loan and securities portfolios. Our primary interest-earning assets were loans, which represented 71.9% of average interest-earning assets at September 30, 2003, compared to 78.2% at September 30, 2002. Our securities portfolio grew by 76.7%, with the majority of the increase in mortgage-backed securities. The majority of the increase in interest-earning assets was funded by interest-bearing liabilities, as average interest-bearing liabilities increased $78.7 million over 2002.

     As reflected above, the net yield on average earning assets was 2.30% for the nine months ended September 30, 2003, compared to 2.89% for the nine months ended September 30, 2002. The rate earned on average earning assets was 5.08% for the nine months ended September 30, 2003, compared to 6.27% for the same period in 2002. The rate paid on average interest-bearing liabilities was 3.04% for the nine months ended September 30, 2003, compared to 3.68% for the same period in 2002. Key interest rates, such as The Wall Street Journal’s prime rate, continued to decrease. The prime rate was lowered 50 basis points in the fourth quarter of 2002, and was lowered 25 basis points at the end of the second quarter of 2003. The decrease in net yield was due primarily to this falling rate environment. Part of our portfolio of interest-earning assets repriced immediately downward with each drop in the prime rate. Our margin continued to decline through the fourth quarter of 2002 and for the nine months ended September 30, 2003 as more of the portfolio continued to reprice. Interest-bearing liabilities are slower to reprice, and some long-term CD’s and FHLB borrowings still carry higher interest rates from prior periods in which rates were higher than the current market.

     Total other income for the nine-month period ended September 30, 2003 was $250,000 compared to $468,000 for the same period in 2002. In 2002, First Capital had net gains on the sale of securities of $258,000, compared to a net loss on the sale of securities of $28,000 in 2003. In 2002 First Capital sold an interest rate swap agreement, recognizing a gain of $141,000. First Capital recognized $176,000 in license fee income from its Capital Financial subsidiary in 2003. No income was recognized in this manner for 2002, because the subsidiary was not wholly owned by First Capital, and license fee income was netted against other operating expenses.

     Total other expenses for the nine-month period ended September 30, 2003 was $4,962,000, compared to $4,486,000 for the same period in 2002. The majority of this $476,000 increase was the result of an increase in First Capital’s full time equivalent staff from 43 to 51 during the nine-month period, which included the addition of two executive officers, a loan officer and support staff.

Results of Operations for the Year Ended December 31, 2002

     General. Net income was $2.0 million in 2002, which was 20.7% lower than 2001 net income of $2.5 million. Fully diluted earnings per common share were $8,541 for 2002, compared with $10,488 for 2001, a decrease of 18.6%. Return on average common equity for 2002 was 11.34%, compared with 16.26% for 2001.

     Net Interest Income. Net interest income (the difference between the interest earned on assets and the interest paid on deposits and other liabilities) is the single largest component of First Capital’s revenue. First Capital actively manages this revenue source to provide an optimal level of revenue while balancing interest rate, credit and liquidity risks. Since market forces and economic conditions beyond First Capital’s control determine interest rates, the ability to generate net interest income depends upon First Capital’s ability to maintain an adequate spread between the rate paid on interest-bearing liabilities and the rate earned on interest-earning assets.

     Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2002 and 2001.

	Years Ended December 31,

	Average	2002		Average	2001
	Balances	Income/	Yields/	Balances	Income/	Yields/
	(1)	Expense	Rates	(1)	Expense	Rates

			(Dollars in Thousands)
Federal funds sold and interest-bearing deposits	$4,425	$76	1.74%	$9,291	$348	3.75%
Securities (2)	68,332	3,543	5.18	47,330	3,726	7.87
Loans, net of deferred fees (3)(4)	240,955	15,717	6.52	196,817	16,946	8.61

Total earning assets	313,712	19,336	6.16%	253,438	21,020	8.29%

Unrealized gains (losses) on securities (2)	246			(267)
Allowance for loan losses	(3,114)			(2,818)
Cash and due from banks	5,010			5,003
Other assets	4,057			4,684

Total	$319,911			$260,040

NOW and money market deposits	$59,287	$639	1.08%	$45,083	$924	2.05%
Time deposits	156,495	5,870	3.75	134,472	8,080	6.01
Other borrowings	73,015	3,895	5.33	51,569	3,224	6.25

Total interest-bearing liabilities	288,797	10,404	3.60%	231,124	12,228	5.29%

Noninterest-bearing demand	11,691			11,391
Other liabilities	1,757			1,992
Shareholders’ equity	17,666			15,533

Total	$319,911			$260,040

Net interest income		8,932			8,792

Net interest spread			2.56%			3.00%
Net yield on average interest-earning assets			2.85%			3.47%

(1)	Average balances are daily averages.

(2)	Securities available for sale are reported at amortized cost. Pretax unrealized gains or (losses) are included below.

(3)	Loans include non-accrual loans and are net of deferred fees.

(4)	Interest and fees on loans include $1,166,000 and $1,047,000 in fees for the years ended December 31, 2002 and 2001, respectively.

     Net interest income totaled $8,932,000 in 2002, an increase of $140,000 or 1.6% over 2001 net interest income of $8,792,000. Average interest earning assets increased $60.3 million, or 23.8% over 2001 reflecting growth in both the loan and securities portfolios. Our primary interest-earning assets were loans, which represented 76.8% of average interest-earning assets in 2002, compared to 77.7% in 2001. The majority of the increase in interest-earning assets was funded by interest-bearing liabilities as average interest-bearing liabilities increased $57.7 million over 2001.

     As reflected above, the net yield on average earning assets was 2.85% for the year ended December 31, 2002, compared to 3.47% for the year ended December 31, 2001. The rate earned on average earning assets was 6.16% for 2002 compared to 8.29% for 2001. The rate paid on average interest-bearing liabilities was 3.60% for 2002 compared to 5.29% for 2001. Key interest rates, such as The Wall Street Journal’s prime rate, decreased throughout 2002 and 2001. The prime rate was lowered 50 basis points in 2002, following cuts totaling 475 basis points in 2001. The decrease in net yield was due primarily to this falling rate environment. Part of our portfolio of interest-earning assets repriced immediately downward with each drop in the prime rate. Our margin continued to decline through 2002 as more of the portfolio continued to reprice. Interest-bearing liabilities are slower to reprice, and some long-term CD’s and FHLB borrowings still carry higher interest rates from prior periods in which rates were higher than the current market.

     Provision for Loan Losses. The provision for loan losses was $425,000 in 2002, compared with $480,000 in 2001. The provision as a percentage of average outstanding loans was .18% for 2002 and .24% for 2001. The ratio of net loan charge-offs / (recoveries) to average outstanding loans for 2002 was 0%, compared with (.02%) for 2001. In 2002, First Capital had no charge-offs or recoveries. In 2001, First Capital charged off loans totaling $9,757 and had recoveries totaling $52,438. The allowance for loan losses as a percentage of gross loans was 1.21% as of December 31, 2002, compared to 1.40% as of December 31, 2001. Even though we incurred no losses in 2002, we still made additions to the reserve because of the cyclical nature of the real estate market. As of December 31, 2002, 93% of the loan portfolio was secured by real estate. As of December 31, 2002, management considers the allowance for loan losses to be adequate to absorb possible future losses.

     Non-Interest Income. Non-interest income for the fiscal year ended December 31, 2002 was $784,000 compared to $524,000 for the fiscal year ended December 31, 2001. Non-interest income consists mainly of service charges on deposit accounts, gains on the sale of securities, gain on the market valuation and sale of interest rate derivatives, and license fee income. Service charges on deposit accounts were $90,000 in 2002, compared to $137,000 in 2001. Service charges on escrow deposits held by attorneys, called IOLTA accounts, represent the largest part of service charge income and are determined using the prevailing interest rate paid on NOW accounts. Since the average rate paid on NOW accounts declined approximately 50 percent from 2001 to 2002, income from service charges on those accounts declined proportionately.

     Gains recognized on the sale of securities totaled $258,000 in 2002 compared to $19,000 recognized in 2001. Short-term securities and lower quality trust preferred issues were sold in 2002 to position the portfolio further out on the yield curve and to improve the overall quality of the portfolio. First Capital chose to divest itself of derivative products and sold an interest rate swap agreement during 2002, recognizing a gain on sale of $141,000. First Capital recognized $300,000 in 2001 related to the change in the fair value of its interest rate floor agreement. First Capital also sold the interest rate floor agreement during 2001 and recognized a gain on sale of $48,000.

     One of First Capital’s deposit-gathering products, Capital Financial Software, LLC, became a wholly owned subsidiary in 2002 when First Capital purchased the interest of Capital Financial Software’s other owner. This caused changes to the manner in which Capital Financial Software’s revenues and expenses are reflected in First Capital’s financial statements. First Capital recognized $265,000 in license fee income generated by Capital Financial Software during 2002 compared to none in 2001. Prior to 2002, license fee income was netted against expenses of the subsidiary, with the net amount reflected in other expense. Beginning in 2002, revenue generated by Capital Financial Software is consolidated by line item into First Capital’s financial statements.

     Non-Interest Expense. Total non-interest expenses were $6,196,000 in 2002, compared to $5,189,000 in 2001. The following table represents the components of non-interest expenses for the years ended December 31, 2002 and 2001.

	2002	2001

Salaries and benefits	$4,006,318	$2,875,523
Equipment and occupancy expense	543,017	688,050
Legal and professional	304,098	285,669
Business development	244,665	164,521
Data processing	137,726	119,892
Travel and meals	114,743	51,450
Insurance-directors and officers	89,504	52,900
License fees	—	186,438
Equity in loss of other investment	—	138,514
Other operating expenses	756,222	626,329

Total non-interest expense	$6,196,293	$5,189,286

     Total salaries and benefits for 2002 were $4,006,000, an increase of $1,131,000, or 39.3%, over 2001 due to an increase in the number of employees and severance associated with the departure of an executive officer. Of the increase, expenses of $465,000 were incurred in accordance with the separation agreement of the executive officer who left First Capital in 2002. The majority of this amount was $332,000 in stock compensation expense recognized in connection with the repurchase of 8.4667 shares of First Capital common stock issued on exercise of options. Other factors contributing to the increase in salary expense included an increase in First Capital’s full-time equivalent staff to 43 at December 31, 2002 from 38 at December 31, 2001. Additional salaries and benefits, business development and travel expenses, representing the majority of the increase in non-interest expense, were incurred to support First Capital’s deposit-gathering products.

     License fees paid by the Bank to Capital Financial Software of $186,000 were not eliminated in consolidated financial statements in 2001 because Capital Financial Software was not wholly owned by First Capital. Similarly, equity in loss of other investment (Capital Financial Software) of $139,000 was recorded as a separate line item in 2001 since Capital Financial Software was not a wholly owned subsidiary. Beginning in 2002, Capital Financial Software expenses are consolidated by line item into First Capital’s financial statements.

     Income Taxes. Income tax expense was $1,092,000 for 2002, compared to $1,298,000 for 2001. The effective tax rates for 2002 and 2001 were 35.3% and 35.6%, respectively.

     Rate/Volume Analysis of Net Interest Income. The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected First Capital’s interest income and interest expense during the year indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31,
	2002 vs. 2001
	(Dollars in thousands)
	Changes Due To:

			Increase
	Rate	Volume	(Decrease)
Increase (decrease) in:
Income from interest-earning assets:
Federal funds sold and interest-bearing deposits	$(138)	$(134)	$(272)
Securities	(1,518)	1,334	(184)
Loans, net of deferred fees	(4,586)	3,358	(1,228)

Total interest income	(6,242)	4,558	(1,684)

Expense from interest-bearing liabilities:
NOW and money market deposits	(521)	236	(285)
Time deposits	(3,382)	1,172	(2,210)
Other borrowings	(524)	1,195	671

Total interest expense	(4,427)	2,603	(1,824)

Net interest income	$(1,815)	$1,955	$140

Financial Condition

September 30, 2003

     Total assets increased from $377.9 million on December 31, 2002 to $407.9 million on September 30, 2003, an increase of $30.0 million, or 7.9%. Growth occurred in securities available for sale, which increased $39.4 million over the nine-month period. This increase was partially offset by a decrease in securities held to maturity of $10.0 million. Net loans shrank slightly, from $273.6 million to $272.3 million. The growth in total assets was primarily funded by a $10.4 million increase in total deposits and a $20.1 million increase in other borrowings.

     Deposit growth occurred mainly in non interest-bearing demand deposits, which grew $9.2 million over the nine-month period. An increase in interest-bearing demand deposits and money market accounts of $4.2 million was largely offset by a $3.0 million decrease in time deposits. Other borrowings increased as a result of an increase in Federal Home Loan Bank advances of $35.8 million, partially offset by a decrease in overnight federal funds purchased of $15.7 million.

     Allowance for Loan Losses. The allowance for loan losses as of September 30, 2003 was $3,306,148, compared to $3,356,148 as of December 31, 2002. The allowance for loan losses, as a percentage of total gross loans, as of September 30, 2003 was 1.20%, compared to 1.21% as of December 31, 2002. A $150,000 charge was applied to the allowance for loan losses to write down the Bank’s sole other real estate property, acquired in June 2003, to its current market value. $100,000 was added to the allowance and charged to operations during the nine-month period because of the cyclical nature of the real estate market. As of September 30, 2003, 96% of the loan portfolio was secured by real estate.

     The allowance for loan losses is established through provisions for loan losses charged to operations. The provision for loan losses charged to operations is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management’s evaluation of the adequacy of the allowance for loan losses is based on a formal analysis, which assesses the risk within the loan portfolio. This analysis includes consideration of loan concentrations, historical performance, level of nonperforming loans, current economic conditions, and review of certain individual loans. Since First Capital’s loan portfolio is mainly secured by real estate, management has continued to augment the allowance for loan losses because of the cyclical nature of the real estate market.

     Management believes that the allowance for loan losses is adequate to absorb possible losses. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review First Capital’s allowance for loan losses. Such agencies may require First Capital to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. In addition, First Capital engages an independent third party to review the loan portfolio and the adequacy of the allowance for loan losses. These reviews are conducted semi-annually and the results are reported to First Capital’s board of directors.

     Liquidity. Liquidity involves First Capital’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely and cost-effective basis. While the desired level of liquidity will vary depending upon a variety of factors, Management’s primary goal is to maintain a sufficient level of liquidity in all expected economic environments. Daily monitoring of the sources and uses of funds is necessary to maintain a position that meets these requirements.

     First Capital’s primary sources of liquidity are customer deposits, other borrowings, loan repayments and securities available for sale. If additional funding sources are needed, First Capital has access to federal fund lines at correspondent banks and borrowings from the Federal Reserve discount window. Additionally, First Capital is a member of the Federal Home Loan Bank of Atlanta, which provides access to FHLB lending sources. First Capital currently has an available line of credit with the FHLB totaling $162.9 million with $105.1 million outstanding. At September 30, 2003, First Capital also had federal funds back-up lines of credit totaling $22.0 million, of which there were no amounts outstanding.

     The asset portion of the balance sheet provides liquidity primarily through loan principal and interest repayments and the maturities and sales of investment securities. As of September 30, 2003 total securities available for sale were $105.8 million.

     Capital. At September 30, 2003, First Capital’s capital ratios exceeded regulatory minimum capital requirements. The following table reflects First Capital’s regulatory capital position as of September 30, 2003:

		Minimum
		Regulatory
	September 30, 2003	Requirement

Tier 1 capital	7.81%	4.0%
Tier 2 capital	1.85%	—
Total risk-based capital ratio	9.66%	8.0%
Leverage ratio	6.39%	4.0%

December 31, 2002

     As of December 31, 2002, total assets were $377.9 million, an increase of 44.7% over December 31, 2001 total assets of $261.1 million. Over the same period, total loans grew 33.0% to $277.9 million from $208.9 million. Total deposits increased 39.1% to $258.7 million from $186.0 million, and other borrowings increased 74.7% to $98.0 million from $56.1 million. The resulting loan to deposit ratio was 107.4% at December 31, 2002, compared to 112.3% at December 31, 2001. The ratio of loans to total funding, which includes deposits and other borrowings, was 77.9% at December 31, 2002, compared to 86.3% at December 31, 2001.

     Loan Portfolio. The following table presents various categories of loans contained in First Capital’s loan portfolio for the fiscal years ended December 31, 2002 and 2001, and the total amount of all loans for such periods.

	December 31,

	2002	2001
(Dollars in thousands)
Type of Loan
Real estate construction	$120,890	$89,825
Real estate mortgage	137,730	103,165
Other loans	19,246	15,930

Subtotal	277,866	208,920
Less: Deferred loan fees and costs	889	599
Less: Allowance for possible loan losses	3,356	2,931

Loans, net	$273,621	$205,390

     The following is a presentation of the contractual maturities of loans as of December 31, 2002:

(Dollars in Thousands)

Type of Loan	Due in 1 Year or Less	Due after 1 Year Less than 5 Years	Due after 5 Years	Totals

Real estate construction	$43,676	$65,055	$12,159	$120,890
Real estate mortgage	5,346	42,828	89,556	137,730
Other loans	7,549	9,397	2,300	19,246

Total	$56,571	$117,280	$104,015	$277,866

     For the above loans, the following is a summary of loans as of December 31, 2002 with due dates after one year for predetermined and floating or adjustable rates.

(Dollars in thousands)

Interest Category	Due after 1 Year

Predetermined interest rate	$17,186
Floating interest rate	204,109

Total	$221,295

     Information with respect to nonaccrual, past due, restructured and other problem loans at December 31, 2002 and 2001 is as follows:

	(Dollars in Thousands)
	December 31,

	2002	2001

Nonaccrual loans	$464	$0
Loans contractually past due ninety days or more as to Interest or principal payments and still accruing	78	84
Restructured Loans	0	0
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	0	2,763
Interest income that would have been recorded on nonaccrual and restructured loans under original terms	19	0
Interest income that was recorded on nonaccrual and restructured loans	5	0

     The amount reported for 2001 as loans about which we have serious doubt as to the ability of the borrower to comply with repayment terms relates to loans to one family of borrowers that were current on all payments, but the borrowers were having difficulty on several of their subdivisions. At December 31, 2001, the collateral securing these loans was in the process of being sold to an independent party.

     As of December 31, 2002, there were no loans classified for regulatory purposes as doubtful, substandard or special mention which (1) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (2) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

     Accrual of interest is discontinued on a loan when management determines upon consideration of economic and business factors affecting collection efforts that collection of interest is doubtful.

     Summary of Loan Loss Experience. An analysis of our loan loss experience is furnished in the following table for the years indicated.

Loan Loss Experience

	December 31, 2002	December 31, 2001

Balance at beginning of year	$2,931,148	$2,408,467
Charge-offs:
Real estate construction	0	0
Real estate mortgage	0	0
Other loans	0	9,757

Total	0	9,757
Recoveries:
Real estate construction	0	0
Real estate mortgage	0	18,200
Other loans	0	34,238

Total	0	52,438

Net charge-offs / (recoveries)	0	(42,681)
Additions charged to operations	425,000	480,000

Balance at end of year	$3,356,148	$2,931,148

Ratio of net charge-offs / (recoveries) to average loans outstanding during the year	0%	(0.02)%

     Allowance for Loan Losses. The allowance for loan losses is established through provisions for loan losses charged to operations. The provision for loan losses charged to operations is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb probable losses. Loans are charged against the allowance for loan losses when management believes that the collection of principal is unlikely. Subsequent recoveries are added to the allowance. Management’s evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risk within the loan portfolio. This analysis includes consideration of loan concentrations, historical performance, level of nonperforming loans, current economic conditions, and review of certain individual loans. Since First Capital’s loan portfolio is mainly secured by real estate, management has continued to augment the allowance for loan losses because of the cyclical nature of the real estate market.

     The allowance for loan losses consists of two main components: the allocated and unallocated allowances. Both components of the allowance are available to cover inherent losses in the portfolio. The allocated component of the allowance is determined using an average of three loan loss allocation methods used by regulators and industry consultants along with one developed internally. First Capital uses a risk rating system for its loans as shown below.

Risk Rating	Definition

0	Exceptional
1	Above Average
2	Quality
3	Satisfactory
4	Acceptable – merits attention
5	Watch – special mention
6	Substandard
7	Substandard – collection questionable
8	Doubtful
9	Loss

     First Capital experienced a general increase in risk ratings for real estate loans from December 31, 2001 to December 31, 2002, which means that the risk associated with such loans generally increased during the period. The average risk rating for real estate construction loans was 4.1 at December 31, 2002, compared to 4.0 at December 31, 2001, with 9.4% of the portfolio rated 5 or higher at December 31, 2001 compared to 5.6% at December 31, 2002. As a percentage of real estate construction loans, the allocated reserve for this category increased to .84% from .71%. Similarly, the average risk rating for real estate mortgage loans increased to 3.9 at December 31, 2002 from 3.6 at December 31, 2001, the percent of the portfolio rated 5 or higher increased to 2.9% from .06%, and the amount allocated as a percentage of real estate mortgage loans increased to .67% from .50%.

     Factors considered in determining the adequacy of the unallocated component of the allowance for loan losses include our heavy concentration in real estate loans, the continued strong growth in our real estate loan portfolio, and the economic environment in general. These factors are tempered by the diversification within our real estate portfolio, the continuing positive performance within the local real estate market, the experience level of our lenders and our strong credit culture. The unallocated component of the allowance for loan losses as a percentage of loans decreased to .47% at December 31, 2002 from .80% at December 31, 2001. The highly uncertain economic outlook at the end of 2001 prompted the larger unallocated reserve.

     The allowance for possible loan losses was allocated as follows:

	December 31,

	2002		2001

		Percent of loans in		Percent of loans in
		each category to		each category to
	Amount	total loans	Amount	total loans

Real estate construction	$1,015,650	43.5%	$639,990	43.0%
Real estate mortgage	918,281	49.6%	518,320	49.4%
Other loans	105,865	6.9%	97,834	7.6%
Unallocated	1,316,352		1,675,004

	$3,356,148	100.0%	$2,931,148	100.0%

     Management believes that the allowance for loan losses is adequate to absorb possible losses. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions. Various regulatory agencies, as an integral part of their examination process, periodically review First Capital’s allowance for loan losses. Such agencies may require First Capital to recognize additions to the allowance for loan losses based on their judgments about information available to them at the time of their examination. In addition, First Capital engages an independent third party to review First Capital’s loan portfolio and the adequacy of the allowance for loan losses. These reviews are conducted semi-annually and the results are reported to First Capital’s board of directors.

     Investments. As of December 31, 2002, net loans comprised approximately 72% of First Capital’s assets, investment securities comprised approximately 24% of First Capital’s assets, and federal funds sold comprised less than one percent of First Capital’s assets.

The following table presents, for the years indicated, the amortized cost of First Capital’s investments.

Investment Category	December 31,

	2002	2001

Available-for-Sale:
U.S. Treasury and U.S. government agencies and corporations	$36,263,474	$22,605,796
Mortgage-backed securities	17,164,803	1,000,000
Trust preferred securities	12,208,753	13,071,476
Corporate bonds	276,704	988,964

Total available-for-sale	$65,913,734	$37,666,236

Held-to Maturity:
Mortgage-backed securities	$21,506,973	$0

Other:
Federal Home Loan Bank stock	$4,461,200	2,926,500
Other investments	146,706	173,673

Total other	$4,607,906	$3,100,173

     The amortized cost of securities available-for-sale and held-to-maturity, at December 31, 2002, are shown below by contractual maturity. Maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	U.S. Treasury and U.S.
	government agencies and
	corporations		Mortgage-backed securities		Trust preferred securities		Corporate Bonds

		Weighted		Weighted		Weighted		Weighted
	Amortized	Average	Amortized	average	Amortized	average	Amortized	average
	Cost	yield	Cost	yield	Cost	yield	Cost	yield
Available-for-Sale
0-1 year	$11,604,644	3.30%	$0		$0	0%	$0	0%
Over 1 through 5 years	21,167,174	3.79%	0		0	0%	0	0%
Over 5 through 10 years	1,000,000	4.50%	7,579,850	3.35%	0	0%	0	0%
Over 10 years	2,491,656	4.53%	9,584,953	4.07%	12,208,753	8.78%	276,704	6.08%

Total available-for-sale	$36,263,474	3.71%	$17,164,803	3.75%	$12,208,753	8.78%	$276,704	6.08%
Held-to-Maturity
0-1 year	$0	0%	$0	0%	$0	0%	$0	0%
Over 1 through 5 years	0	0%	0	0%	0	0%	0	0%
Over 5 through 10 years	0	0%	0	0%	0	0%	0	0%
Over 10 years	0	0%	21,506,973	4.14%	0	0%	0	0%

Total held-to-maturity	$0	0%	$21,506,973	4.14%	$0	0%	$0	0%

     Deposits. The following table presents, for the fiscal years ended 2002 and 2001, the average balance and average rate paid on each of the described deposit categories.

(Dollars in Thousands)	2002		2001

	Average	Average	Average	Average
Deposit Category	Balance	Rate Paid	Balance	Rate Paid

Non interest-bearing demand deposits	$11,691	—	$11,391	—
NOW and money market deposits	59,287	1.08%	45,083	2.05%
Time deposits	156,495	3.75%	134,472	6.01%

The following table indicates the scheduled maturities of time deposits of $100,000 and greater and brokered time deposits at December 31, 2002:

(Dollars in Thousands)
$100,000 and greater(1)
0 – 3 months	$18,254
3 – 6 months	13,030
6 – 12 months	26,601
Over 12 months	39,430

Total	$97,315

(1)	Brokered deposits are included in time deposits $100,000 and greater

At December 31, 2002, First Capital Bank had no deposit relationships that represented concentrations.

     Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity for fiscal years ended December 31, 2002 and 2001 are presented below.

	December 31,

	2002	2001

Return on average assets	0.63%	0.97%
Return on average equity	11.34%	16.26%
Average equity to average assets ratio	5.52%	5.97%
Dividend payout ratio	14.97%	11.90%

     Interest Rate Risk Management. The objective of interest rate risk management is to identify and manage the sensitivity of earnings to changing interest rates, in order to achieve First Capital’s overall financial goals. The inherent maturity and repricing characteristics of our day-to-day lending and deposit activities create a naturally asset-sensitive structure. By monitoring the level of rate sensitive assets to rate sensitive liabilities, we manage the sensitivity of earnings to changes in interest rates within our established policy guidelines. The asset/liability management committee oversees the interest rate risk management process and approves policy guidelines.

     In analyzing interest rate sensitivity we compare our forecasted net interest income to several different interest rate scenarios using a rate simulation model. These forecasts are based upon a number of assumptions for each scenario, including balance sheet growth rates, repricing characteristics and prepayment rates. In addition to a “flat rate” and a “most likely” scenario, we regularly analyze the potential impact of other more extreme scenarios using historical periods of rapid rate changes. While our interest rate sensitivity modeling assumes that management takes no action, we regularly assess the viability of strategies to reduce unacceptable risks to earnings and we implement such strategies when we believe those actions are prudent.

     Interest rate sensitivity is a function of the repricing characteristics of First Capital’s assets and liabilities. These repricing characteristics are the time frames within which the interest-earning assets and interest-bearing liabilities are subject to change in interest rates at maturity, replacement or repricing during the life of the instruments. Interest rate sensitivity management focuses on the maturity structure of assets and liabilities and their repricing characteristics during periods of change in market interest rates. Effective interest rate sensitivity management seeks to minimize the impact of interest rate fluctuations on the net interest margin. Interest rate sensitivity is measured as the difference between assets and liabilities that are subject to repricing at various time horizons: within three months; three to twelve months; one to five years; over five years, and on a cumulative basis. The differences are known as interest rate sensitivity gaps.

     The interest rate sensitivity position at year-end 2002 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. The table does not necessarily indicate the impact of general interest rate movements on the net interest margin because various assets and liabilities that reprice within the same period may in fact, reprice at different times within such period and at different rates. Repricing rates are also subject to competitive pressures.

		After 3
		months	After 1
	Within	but	year but
	3	within 12	within 5	After 5
(Dollars in Thousands)	months	months	years	years	Totals

SELECTED ASSETS
Loans	$168,540	$52,470	$54,986	$1,870	$277,866
Securities	12,164	13,218	21,388	45,705	92,475
Federal funds sold	636	—	—	—	636

Total selected assets	$181,340	$65,688	$76,374	$47,575	$370,977

FUNDING SOURCES
Demand deposits, interest-bearing demand and savings	$66,514	$—	$—	$—	$66,514
Certificates, less than $100M	17,163	54,165	9,520	—	80,848
Certificates $100M and over	18,253	39,632	39,430	—	97,315
Other borrowings	35,761	25,000	2,000	35,200	97,961

Total funding sources	$137,691	$118,797	$50,950	$35,200	$342,638

Interest-sensitivity gap	$43,649	$(53,109)	$25,424	$12,375
Cumulative interest-sensitivity gap	$43,649	$(9,460)	$15,964	$28,339	$28,339
Interest-sensitivity gap ratio	131.7%	55.3%	149.9%	135.2%
Cumulative interest-sensitivity gap ratio	131.7%	96.3%	105.2%	108.3%	108.3%

     As evidenced by the table above, at year-end 2002 we were within our target range of 80% to 120% for the cumulative interest rate sensitivity gap ratio in the one year horizon. A positive interest sensitivity gap corresponds to a gap ratio greater than 100% and a negative interest sensitivity gap corresponds to a gap ratio less than 100%. During a period of rising interest rates, a negative gap would tend to affect net interest income adversely, while a positive gap would tend to increase net interest income. Conversely, during a period of falling interest rates, a negative gap would tend to increase net interest income, while a positive gap would tend to affect net interest income adversely. With respect to First Capital, an increase in interest rates would result in higher earnings while a decline in interest rates would reduce income in all periods except the three to twelve month horizon, in which the opposite would be true. This, however, assumes that all other factors affecting income remain constant.

     Liquidity Risk Management The primary objectives of asset/liability management are to provide adequate liquidity to meet the needs of customers and to maintain an optimal balance between interest-sensitive assets and interest-sensitive liabilities, so that First Capital can also meet the expectations of its shareholders as market interest rates change. Liquidity risk involves the risk of being unable to fund assets, as well as the risk of not being able to meet unexpected cash needs. Active management and planning are necessary to ensure we maintain the ability to fund operations cost-effectively and to meet current and future potential obligations such as loan commitments and unexpected deposit outflows.

     Funding sources primarily include customer-based core deposits, purchased funds, collateralized borrowings and cash flows from operations. Cash flows from operations are a significant component of liquidity risk management and consider both deposit maturities and the scheduled cash flows from loan and investment maturities and payments. Deposits are our primary source of liquidity. The stability of this funding source is affected by returns available to customers on alternative investments, the quality of customer service levels and competitive forces.

     We purchase funds on an unsecured basis in the federal funds and national certificate of deposit markets. In addition, we routinely use securities in our investment portfolio as collateral for secured borrowings. In the event of severe market disruptions, we have access to secured borrowings through the Federal Reserve Bank. Providing funding under current agreements may result in our forgoing more profitable lending and investing opportunities because of funding constraints.

     Below are the pertinent liquidity balances and ratios for the years ended December 31, 2002 and December 31, 2001.

	2002	2001

Cash and due from banks	$7,118,731	6,951,561
Federal fund sold and other investments	$636,233	3,835,356
Securities	$92,474,578	40,689,757
CDs $100,000 and greater to total deposits ratio	37.62%	35.82%
Loan to deposit ratio	107.43%	112.34%
Loan to total funding (deposits plus borrowings)	77.92%	86.31%
Brokered deposits	$52,386,549	33,397,883

     Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: (1) risk-based capital guidelines and (2) the leverage ratio.

     The risk-based capital guidelines measure the amount of a bank’s required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two “tiers.” Tier 1 capital consists of common shareholders’ equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. To be adequately capitalized, banks are required to maintain a minimum total risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

     The second measure of capital adequacy is the leverage ratio. The leverage ratio is computed by dividing Tier 1 capital into total average assets. The table below illustrates regulatory capital ratios for First Capital Bank and First Capital at December 31, 2002:

		Minimum
		regulatory
	December 31, 2002	requirement

Bank
Tier 1 capital	9.49%	4.0%
Tier 2 capital	1.06%	—

Total risk-based capital ratio	10.55%	8.0%

Leverage ratio	8.16%	4.0%

Company – consolidated
Tier 1 capital	7.65%	4.0%
Tier 2 capital	1.92%	—

Total risk-based capital ratio	9.57%	8.0%

Leverage ratio	6.57%	4.0%

     The above ratios indicate that the capital positions of First Capital Bank and First Capital are sound and that both are well positioned for future growth.

MANAGEMENT OF FIRST CAPITAL

Directors

     First Capital’s board of directors consists of 11 members and is divided into three classes with four members in two of the classes and three members in one class. The directors in each class serve for staggered terms of three years each. The following table sets forth for each director: (1) his or her name, (2) his or her age at September 30, 2003, (3) how long he or she has been a director of First Capital, (4) his or her position(s) with First Capital, other than as a director, and (5) his or her principal occupation and recent business experience for the past five years.

	Director	Position with First Capital
Name (Age)	Since	and Business Experience

Edgar H. Sims, Jr. (62)	1993	Chairman of the Board, First Capital; Partner, McKenna Long & Aldridge LLP, attorneys at law

William R. Blanton (56)	1993	President and Chief Executive Officer, First Capital

James D. Caswell (68)	1993	Real Estate Broker, Developer & Investor — President, Caswell Realty Co., President, Tucker Investment Mortgage Corporation

Wydeen Cruikshank (53)	1993	Business Owner — Metrac, Inc., large equipment sales

Lee A. Finch (69)	1993	Real Estate Broker and Business Owner — Greater Atlanta Brokerage Solutions, LLC, dba Re/Max Greater Atlanta, Carolina Springs Enterprises, Guaranty Title

Charles H. Jones (73)	1993	Retired-Engineer — Chairman & CEO, Southeastern Wholesale Nursery, Sole Proprietor, White Oaks Farms

Theodore J. LaValle, Sr. (67)	1993	Retired-Real Estate Investor — President, S&L Mortgage & Investments, Inc.

Joe E. McCart (62)	1993	Insurance Agent — President, Joe McCart Insurance Agency, Inc., Member, M&M Office Holdings, LLC

H. Anthony McCullar (56)	2001	Real Estate Investment & Management — President, Prime Property Management of GA, Inc., Managing Member, Portrush Investments LLC, Managing Member, Jupiter Investments, LLC

Richard T. Smith (57)	1993	Attorney — President, Richard T. Smith, PC, Partner, Smith, Ronick & Corbin, Vice President, Vista Title Company

Neil H. Strickland (67)	1993	Insurance Agent — President, Strickland General Agency, Inc.

Executive Officers

     The following table shows for each executive officer of First Capital: (1) his or her name, (2) his or her age at September 30, 2003, (3) how long he or she has been an officer of First Capital, and (4) his or her position(s) with First Capital and First Capital Bank:

		Position with First Capital
Name (Age)	Officer Since	and First Capital Bank

William R. Blanton (56)	1989	President and Chief Executive Officer

Don Tate (58)	1998	Executive Vice President, Senior Credit Officer

Executive Compensation

     The following table sets forth information concerning the annual and long-term compensation for services in all capacities to First Capital for the fiscal years 2002, 2001 and 2000 of First Capital’s president and chief executive officer and senior credit officer.

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation Awards

					All Other
	Compensation	Salary	Bonus	Number of Securities	Compensation
Name and Position	Year	($)	($)	Underlying Options	($)

William R. Blanton	2002	120,000	282,000	0	9,294	(2)
President and Chief	2001	120,000	300,722	0	9,943	(2)
Executive Officer	2000	120,000	185,000	0	5,247	(2)
Don Tate	2002	131,800	27,500	0	2,250	(3)
Senior Credit Officer	2001	134,183	25,000	3	2,900	(3)
	2000	108,050	15,000	0	2,900	(3)

(1)	We have omitted information on “perks” and other personal benefits because the aggregate value of these items does not meet the minimum amount required for disclosure under SEC regulations.

(2)	Includes a matching contribution to Mr. Blanton’s 401K plan of $2,250, $2,900 and $2,900 in 2002, 2001 and 2000, respectively, and premiums paid on a term life insurance policy for the benefit of Mr. Blanton of $7,044, $7,043 and $2,347 in 2002, 2001 and 2000, respectively.

(3)	Includes a matching contribution to Mr. Tate’s 401K plan of $2,250, $2,900 and $2,900 in 2002, 2001 and 2000, respectively.

Employment Agreement

     On January 1, 1997, First Capital, First Capital Bank and William R. Blanton entered into an agreement regarding Mr. Blanton’s employment as President and Chief Executive Officer of First Capital and First Capital Bank. The agreement will automatically renew for a one year term on January 1, 2004 and each succeeding January 1 unless First Capital or First Capital Bank gives notice on or before September 1 of the current year of employment that the agreement will not be extended or Mr. Blanton terminates his employment pursuant to the terms of the agreement. Under the terms of the agreement, Mr. Blanton’s base salary is $120,000 per year, and may be increased from time to time at the sole discretion of the board of directors of First Capital and First Capital Bank. Additionally, Mr. Blanton is entitled to receive a cash bonus based on First Capital’s net income exceeding specified targeted levels. Under the agreement, First Capital and First Capital Bank also agree to provide Mr. Blanton with: (1) term life insurance in the amount of $2,000,000 payable to Mr. Blanton’s estate or as Mr. Blanton may otherwise direct; (2) directors’ and officers’ liability insurance in an amount reasonable for an executive in Mr. Blanton’s position; and (3) paid vacation of four weeks per year of employment. Mr. Blanton also may participate in all health, dental, disability, bonus, retirement, stock option or stock purchase plans and other employee benefit plans provided from time to time by First Capital or First Capital Bank to all of their officers as a group. The agreement is automatically terminated upon Mr. Blanton’s death or the date that benefits become payable to him under disability coverage. The agreement may also be terminated by Mr. Blanton within 90 days of a change in control of First

Capital or First Capital Bank. Additionally, the agreement may be terminated at any time for cause by a majority vote of the board of directors of First Capital. If the agreement is terminated by First Capital or First Capital Bank other than for cause or by Mr. Blanton upon a change in control, First Capital and First Capital Bank must promptly pay Mr. Blanton’s base salary which otherwise would have been payable for the remainder of the calendar year in which the termination occurs and shall pay as soon as practicable after the end of the calendar year the annual bonus that would have been payable to Mr. Blanton if the agreement had not been terminated.

     In order to avoid payment under the change of control provision of the employment agreement, and as a condition to the merger, First Capital, First Capital Bank and Mr. Blanton will terminate the existing agreement upon consummation of the merger, and CNB and First Capital Bank will enter into a new contract with Mr. Blanton. Pursuant to the new employment agreement, Mr. Blanton will serve as vice chairman and chief financial and operating officer of CNB. See “TERMS OF THE MERGER — Interests of Employees and Directors of CNB and First Capital in the Merger.

Option Grants in Fiscal Year 2002

     First Capital granted no stock options during fiscal year 2002 to its named executive officers. Additionally, First Capital has no outstanding stock appreciation rights and granted no stock appreciation rights during fiscal year 2002.

Fiscal Year-End Option Values

     None of the named executive officers exercised any outstanding stock options during fiscal year 2002. The following table presents information regarding the value of the named executive officers’ unexercised options held at December 31, 2002.

	Number of Securities Underlying		Value of Unexercised In-the-Money
	Unexercised Options		Options at December 31, 2002

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

William R. Blanton	—	—	—	—
Don Tate	1.2	3.8	$30,000	$65,000

The value of the unexercised in-the-money options at December 31, 2002 is based on the last transaction in First Capital’s common stock known to First Capital’s management, which was First Capital’s repurchase of 8.4667 shares at $95,000 per share during July 2002.

Director Compensation

     First Capital directors are compensated $300 for each board meeting attended and $50 for each committee meeting attended.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth, as of December 1, 2003, information regarding beneficial ownership of First Capital common stock and CNB common stock on a pro forma basis by: (1) each person known by First Capital to be the beneficial owner of more than 5% of First Capital’s issued and outstanding common stock, (2) each director of First Capital, (3) each executive officer listed in First Capital’s Summary Compensation Table, and (4) all executive officers and directors as a group. The information shown below is based upon information furnished to First Capital by the named persons. Additionally, unless otherwise indicated, the address for each person listed below is 3320 Holcomb Bridge Road, N.W., Suite A, Norcross, Georgia 30092.

     Information relating to beneficial ownership of First Capital is based upon “beneficial ownership” concepts described in the rules issued under the Securities Exchange Act of 1934, as amended. Under these rules a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose or to direct the disposition of the security. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities. A person is also deemed to be a beneficial owner of any security as to which that person has the right to acquire beneficial ownership within sixty (60) days from the record date.

	Number of		Percent of	Pro Forma
	Shares of		Class of	Aggregate	Pro Forma
	First Capital		First	Number of	Percent of
	Common Stock		Capital	Shares of	Class of
	Beneficially		Common	CNB Common	CNB Common
Name	Owned(1)		Stock	Stock (2)	Stock

Five Percent Shareholder:
Betty D. Shelton	20.0000	(3)	8.1	207,640	5.6
Directors:
William R. Blanton	72.2007	(4)	29.3	749,588	20.4
James D. Caswell	12.6423	(5)	5.1	131,252	3.6
Wydeen Cruikshank	3.2620	(6)	1.3	33,866	*
Lee A. Finch	14.2761	(7)	5.8	148,214	4.0
Charles H. Jones	12.6094	(8)	5.1	130,911	3.6
Theodore J. LaVallee, Sr.	9.2761	(9)	3.8	96,304	2.6
Joe E. McCart	13.2620	(10)	5.4	137,686	3.7
H. Anthony McCullar	2.3486	(11)	1.0	24,383	*
Edgar H. Sims, Jr.	11.2761	(12)	4.6	117,068	3.2
Richard T. Smith	15.2761	(13)	6.2	158,596	4.3
Neil H. Strickland	13.9906	(14)	5.7	145,250	3.9
Executive Officers**:
Don Tate	2.8000	(15)	1.1	29,070	*
All Directors and Executive Officers, as a Group (12 persons)	183.2200		74.3	1,902,190	51.6

*	Reflects beneficial ownership of less than 1%.

**	Mr. Blanton is also an executive officer of First Capital.

(1)	Reflects the issuance of 32 shares of First Capital common stock to be outstanding upon conversion of First Capital’s convertible subordinated debentures.

(2)	Pro forma after giving effect to the issuance of 10,382 shares of CNB common stock for each outstanding share of First Capital common stock and for each share of First Capital common stock to be outstanding upon conversion of First Capital’s convertible subordinated debentures. The pro forma amount does not reflect any shares of CNB common stock that may be issued in CNB’s proposed offering of common stock to existing shareholders of CNB and First Capital.

(3)	Ms. Shelton’s address is 125 Wilderbluff Court, NW, Atlanta, Georgia 30328.

(4)	Includes 2.3333 shares held by Mr. Blanton’s IRA and 6.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(5)	Includes 1.0000 share held by Mr. Caswell’s spouse and 1.0000 share issuable upon the conversion of the First Capital subordinated debentures.

(6)	Includes 1.0000 share issuable upon the conversion of the First Capital subordinated debentures.

(7)	Includes 0.0380 share held by Mr. Finch’s spouse, 1.2620 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003, and 5.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(8)	Includes 7.0000 shares held by Mr. Jones’ IRA, and 1.2620 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(9)	Includes 1.0000 share held by Mr. LaVallee’s spouse and 6.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(10)	Includes 3.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(11)	Includes 2.0000 shares held by Glendalough-I, L.P., of which Mr. McCullar is a partner.

(12)	Includes 1.2620 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

(13)	Includes 11.0141 shares held by Mr. Smith’s spouse and 3.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(14)	Includes 0.0746 share held by Mr. Strickland’s spouse, 1.2620 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003, and 6.0000 shares issuable upon the conversion of the First Capital subordinated debentures.

(15)	Includes 2.8000 shares issuable upon the exercise of stock options that may be exercised within 60 days of December 1, 2003.

Related Party Transactions

     From time to time, First Capital and First Capital Bank enter into banking and other business transactions in the ordinary course of business with their directors and officers, including members of their families and corporations, partnerships or other organizations in which they have a controlling interest. These transactions are on the following terms:

•	In the case of banking transactions, each transaction is on substantially the same terms, including price or interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and any banking transactions are not expected to involve more than the normal risk of collectibility or present other unfavorable features to the First Capital or First Capital Bank;

•	In the case of business transactions, each transaction is on terms no less favorable than could be obtained from an unrelated third party; and

•	In the case of all related party transactions, each transaction is approved by a majority of the directors, including a majority of the directors who do not have an interest in the transaction.

     In addition to transactions in the ordinary course of business, First Capital has obtained several insurance policies, including general corporate liability, property, and workers compensation, through the Joe McCart Insurance Agency, Inc. Joe McCart, a director of First Capital, is the President of Joe McCart Insurance Agency, Inc. The total estimated annual premiums on these policies from June 2003 through June 2004 is $60,669. In 2001 First Capital also obtained a director and officer liability policy through the Joe McCart Insurance Agency, Inc., which expires in 2004. The total premium paid in 2001 for the director and officer liability policy was $173,797. All of the policies with the Joe McCart Insurance Agency, Inc. are on terms no less favorable than could be obtained from an unrelated third party, and have been approved by a majority of First Capital’s directors, including a majority of the directors who do not have an interest in the transactions.

COMPARATIVE RIGHTS OF FIRST CAPITAL SHAREHOLDERS AND CNB SHAREHOLDERS

     The following is a comparison of certain rights of First Capital shareholders and those of CNB shareholders. Certain significant differences in the rights of First Capital shareholders and those of CNB shareholders arise from differing provisions of First Capital’s and CNB’s respective governing corporate instruments.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of First Capital shareholders and those of CNB shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Georgia Business Corporation Code and to the respective governing corporate instruments of First Capital and CNB, to which First Capital shareholders are referred.

Authorized Capital Stock

     First Capital. First Capital is authorized to issue 10,000,000 shares of common stock, $1.00 par value per share, of which ________ shares are issued and outstanding as of the date of this joint proxy statement/prospectus, and is authorized to issue 5,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding as of the date of this joint proxy statement/prospectus. As of December 1, 2003, 27.8765 shares of First Capital common stock were reserved for issuance under the First Capital Bancorp, Inc. 1994 Stock Incentive Plan and 32 shares were reserved for issuance upon the conversion of First Capital’s convertible subordinated debentures due 2006. First Capital’s articles of incorporation do not provide that shareholders have a preemptive right to acquire authorized and unissued shares of First Capital.

     Under First Capital’s bylaws, each shareholder is entitled to one vote for each share of stock owned. A majority of First Capital’s outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum. A majority of the shares represented and entitled to vote at a meeting of shareholders is sufficient to take action on a matter, unless otherwise provided by applicable law, the articles of incorporation or bylaws. As allowed under Georgia law, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if a consent in writing setting forth the action to be taken is signed by those persons who would be entitled to vote at a meeting those shares having voting power to cast at least the minimum number of votes necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted.

     CNB. CNB is authorized to issue 10,000,000 shares of common stock, $1.00 par value per share, of which _________ shares are issued and outstanding as of the date of this joint proxy statement/prospectus, and is authorized to issue 10,000,000 shares of preferred stock, no par value, of which no shares are issued as of the date of this joint proxy statement/prospectus. As of December 1, 2003, 147,500 shares of CNB common stock were reserved for issuance upon the exercise of outstanding stock options and purchases under the Non Qualified Plan, and 115,000 shares were reserved for issuance under the Incentive Plan. CNB’s articles of incorporation do not provide that shareholders have a preemptive right to acquire authorized and unissued shares of CNB.

     CNB common stock is not divided into classes, and CNB has no classes or series of capital stock issued or outstanding other than CNB common stock. Under CNB’s bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders except as otherwise provided by statute or by CNB’s articles of incorporation or bylaws. If a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless otherwise provided by applicable law, the articles of incorporation or bylaws. As allowed under Georgia law, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote by means of one or more written consents signed by all of the shareholders entitled to take action.

Amendments to Articles of Incorporation and Bylaws

     First Capital. Under Georgia law, amendment of a corporation’s articles of incorporation generally requires approval by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. First Capital’s articles of incorporation provide that amendments to the provisions regarding the classified board of directors, the number or removal of directors, the shareholder voting requirements to approve a merger, sale, lease, exchange or disposition of substantially all of the assets to another corporation owning 5% or more of First Capital’s stock, the factors the board of directors may consider when evaluating a tender offer or merger, and the limitations on the liability of directors, require the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of First Capital entitled to vote on the matter, unless two-thirds (2/3) of the directors then in office approve the change, in which case, a majority of the votes entitled to be cast on the amendment is sufficient.

     The board of directors and shareholders of First Capital have the power to alter or amend First Capital’s bylaws, or adopt new bylaws. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted, or altered by the board of directors.

     CNB. Under Georgia law, amendment of a corporation’s articles of incorporation generally requires approval by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. CNB’s articles of incorporation provide that amendments to the provisions regarding the classified board, the removal of directors, the factors the board of directors may consider when evaluating a tender offer or merger, the amendment of CNB’s bylaws, and the limitations on the liability of directors requires the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of CNB voting together as a single class, unless two-thirds (2/3) of the directors then in office approve the change, in which case, a majority of the votes entitled to be cast on the amendment is sufficient.

     CNB’s board of directors has the power to alter, amend or repeal CNB’s bylaws or adopt new bylaws, subject to the power of shareholders to make, amend, alter, change or repeal the bylaws by the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of CNB entitled to vote on the matter.

Board of Directors and Absence of Cumulative Voting

     First Capital. First Capital’s bylaws provide that the board of directors shall consist of not less than five nor more than 25 members. First Capital’s board of directors currently has 11 members. First Capital’s articles of incorporation provide for a classified board of directors, with the directors divided into three classes as nearly equal in number as possible. Directors serve for three year terms, and are elected by a plurality of the votes cast.

     First Capital’s articles of incorporation and bylaws do not provide for cumulative voting for the election of directors. If any vacancy occurs in the membership of the board of directors, it may be filled by the directors then in office. A director appointed to fill a vacancy shall be appointed for a term of office continuing until the expiration of the term of the director whose place became vacant.

     CNB. CNB’s bylaws provide for a board of directors having not less than five nor more than 25 members, the precise number to be fixed by resolution of the shareholders or the board of directors. CNB’s board of directors currently has 12 members. Each director, except in the case of death, resignation or retirement, disqualification or removal, shall serve until his successor shall have been elected and qualified. CNB’s articles of incorporation provide for a classified board of directors, with the directors divided into three classes as nearly equal in number as possible. Directors are elected for three year terms by the affirmative vote of a majority of the shares represented at CNB’s annual meeting of shareholders. CNB’s bylaws provide that each director of CNB must be a natural person of the age of 21 or over, and own a qualifying equity interest of at least $1,000 of common or preferred stock of Chattahoochee National Bank or CNB.

     CNB’s articles of incorporation and bylaws do not provide for cumulative voting for the election of directors. When a vacancy occurs among the directors, the remaining members of the board of directors must continue to act and may appoint a director to fill such vacancy at any regular meeting of the board of directors, or at a special meeting called for that purpose.

Removal of Directors

     First Capital. Under First Capital’s articles of incorporation, the entire board or any individual director may be removed (1) without cause only upon the affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of First Capital entitled to vote in an election of directors, or (2) with cause (as defined in First Capital’s articles of incorporation) only upon the affirmative vote of a majority of the issued and outstanding shares of First Capital entitled to vote in an election of directors at any meeting of shareholders caused such purpose.

     CNB. Under CNB’s articles of incorporation, the entire board of directors or any individual may be removed from office (1) without cause by the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of each class of capital stock and two-thirds (2/3) of the total shares entitled to vote at an election of directors, or (2) with cause only by the affirmative vote of a majority of the issued and outstanding shares of each class of capital stock and a majority of the total shares entitled to vote at an election of directors. The board of directors may remove a director from office if the director is adjudicated as incompetent by a court, if the director is convicted of a felony, if the director does not, within 60 days after the director’s election, accept the office in writing or by attendance at a meeting of the board of directors and fulfill any other requirements for holding the office of director, or if the director fails to attend regular meetings of the board of directors for six consecutive meetings without having been excused by the board of directors.

Indemnification of Directors and Officers

     First Capital. Georgia law provides for the indemnification of directors and officers of Georgia corporations against expenses, judgments, fines and settlements in connection with litigation. Under these provisions, indemnification is available if it is determined that the proposed indemnitee acted in good faith and reasonably believed (1) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (2) in all other cases, that such conduct was at least not opposed to the best interests of the corporation, and (3) with respect to any criminal action or proceeding, that the individual had no reasonable cause to believe his or her conduct was unlawful. To the extent that a proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorney fees) actually and reasonably incurred by him or her in connection therewith.

     Under Georgia law, indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a director or officer in connection with a proceeding in which he or she was adjudged liable on the basis that a personal benefit was improperly received.

     First Capital’s bylaws provide that First Capital must indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of First Capital) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in a manner he or she believed in good faith to be in or not opposed to the best interests of First Capital, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification permitted under this action in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. To the extent that a director, officer, employee or agent of First Capital has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party, or in defense of any claim, issue, or matter therein, because he or she is or was a director, officer, employee or agent of the corporation, the corporation must indemnify the director, employee, or agent against reasonable expenses incurred by him or her.

     CNB. The provisions of Georgia law regarding indemnification of officers and directors are also applicable to CNB. CNB’s bylaws provide that CNB may indemnify any person who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (other than an action by or in right of the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of CNB, or is or was serving at the request of CNB as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines, and amounts paid in settlement, in accordance with Georgia law. CNB may not indemnify a person in the case of a claim, issue, or matter as to which a person has been adjudged to be liable on the basis that personal benefit was improperly received by him, or her, whether or not involving action in his or her official capacity. To the extent that a director, officer, employee or agent of CNB has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she was a party, or in defense of any claim, issue, or matter therein, because he or she is or was a director, officer, employee or agent of the corporation, the corporation must indemnify the director, employee, or agent against reasonable expenses incurred by him or her.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of CNB pursuant to the foregoing provisions, or otherwise, we have been advised that is the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the CNB in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Special Meetings of Shareholders

     First Capital. First Capital’s bylaws provide that special meetings of shareholders may be called at any time by the board of directors, the president, or the corporation upon the written request of any shareholder or group of shareholders owning an aggregate of not less than 25% of the outstanding shares of First Capital.

     CNB. CNB’s bylaws provide that a special meeting of shareholders, unless otherwise prescribed by law, may be called for any purpose at any time by the president, and must be called by the president or the secretary when so directed by the board of directors, at the request in writing by any two or more directors, or at the request in writing by shareholders owning, in the aggregate, not less than two-thirds (2/3) of the outstanding shares of CNB entitled to vote in an election of directors.

Mergers, Share Exchanges and Sales of Assets

     Georgia law generally prohibits a business combination between a Georgia corporation and an “interested shareholder” (generally the beneficial owner of 10% or more of the corporation’s voting stock) within five years after the person or entity becomes an interested shareholder, unless (1) prior to the person or entity becoming an interested shareholder, the business combination or the transaction pursuant to which such person or entity became an interested shareholder shall have been approved by the corporation’s board of directors, (2) upon consummation of the transaction in which the interested shareholder became such, the interested shareholder holds at least 90% of the corporation’s voting stock (excluding “insider” shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (3) after the shareholder becomes an interested shareholder, he or she acquires additional shares resulting in ownership of at least 90% of the outstanding voting common stock and obtains the approval of the holders of a majority of the remaining shares, excluding “insider” shares as described above.

     Georgia law also provides for certain voting rules and fair price requirements concerning business combinations with “interested shareholders.” This provision is designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. Under the fair price provisions, business combinations with interested shareholders (generally, a person who beneficially owns 10% or more of the corporation’s voting shares) must meet one of three criteria designed to protect minority shareholders: (1) the transaction must be unanimously approved by the “continuing directors” of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder); (2) the transaction must be approved by two-thirds (2/3) of the continuing directors and a majority of shares held by shareholders other than the interested shareholders; or (3) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless at which point in time they sell to the acquiring party.

     First Capital. First Capital’s articles of incorporation provide shareholder voting requirements for the approval of a merger or consolidation with, or sale, lease, exchange or other disposition of all or substantially all of First Capital’s assets to, any corporation, person or entity who is the beneficial owner, directly or indirectly, of 5% or more of the issued and outstanding shares of First Capital. Approval of such a transaction requires the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares of First Capital.

     The business combination and fair price requirements under Georgia law are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. First Capital’s bylaws do not specifically incorporate these requirements. However, certain provisions of First Capital’s articles of incorporation still may have the effect of preventing, discouraging, or delaying any change of control of First Capital. First Capital’s articles of incorporation provide that when evaluating an offer from another party to make a tender offer or exchange offer, to merge or consolidate with First Capital, or to purchase or acquire all or substantially all of First Capital’s assets, the board must consider, in determining what is in the best interests of First Capital and its shareholders, all relevant factors. Such relevant factors include, without limitation (1) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of First Capital and its subsidiaries, and on the communities within which First Capital and its subsidiaries operate; and (2) the consideration being offered by the other party in relation to the then-current value of First Capital in a freely negotiated transaction and in relation to the board of directors’ then estimate of the future value of First Capital as an independent entity.

     CNB. CNB’s articles of incorporation and bylaws specifically incorporate the business combinations with interested shareholders and fair price provisions of Georgia law, and thus these requirements are applicable to CNB. Additionally, other provisions of CNB’s articles of incorporation and bylaws may have the effect of preventing, discouraging, or delaying any change of control of CNB. The board of directors of CNB may, if it deems it advisable, oppose a tender or other offer for CNB’s securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the board of directors may, but is not legally obligated to, consider any pertinent issues; including, but not limited to: (1) whether the offer price is acceptable based on the historical and present operating results or financial condition of the corporation; (2) whether a more favorable price could be obtained for CNB’s securities in the future; (3) the impact which an acquisition of CNB would have on the employees, depositors and customers of CNB and its subsidiaries and the communities which they serve; (4) the reputation and business practices of the offeror and its management and affiliates; (5) the value of the securities, if any, that the offeror is offering in exchange for CNB’s securities, based on an analysis of the worth of CNB as compared to the offeror or any other entity whose securities are being offered; and (6) any antitrust or other legal or regulatory issues that are raised by the offer.

     If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: (1) advising shareholders not to accept the offer; (2) litigation against the offeror; (3) filing complaints with governmental and regulatory authorities; (4) acquiring CNB’s securities; (5) selling or otherwise issuing authorized but unissued securities of CNB or treasury stock or granting options or rights with respect thereto; (6) acquiring a company to create an antitrust or other regulatory problem for the offeror; and (7) soliciting a more favorable offer from another individual entity.

Shareholder Rights to Examine Books and Records

     Georgia law provides that a shareholder is entitled to inspect and copy certain books and records (such as the corporation’s articles of incorporation or bylaws) upon written demand at least five days before the date on which he or she wishes to inspect such books and records. A shareholder is entitled to inspect certain other documents (such as minutes of the meetings of the board of directors, accounting records and the record of shareholders of the corporation) provided that (1) such inspection must occur during regular business hours at a reasonable location determined by the corporation, and (2) any such demand for inspection will only be permitted if (a) the demand for inspection is made in good faith or made for a proper purpose, (b) the shareholder describes with particularity his or her purpose for the inspection and the documents he or she wishes to inspect, (c) the records requested for inspection are directly connected to the stated purpose, and (d) the records are to be used only for the stated purpose.

     First Capital. First Capital’s bylaws provide that any person who (1) has been a shareholder for at least six months immediately preceding his or her demand, or (2) who is the holder, or is authorized in writing by the holders of at least 5% of the outstanding shares of First Capital, has the right to examine in person, by agent, or by attorney, at any reasonable time or times, for any proper purpose, the books and records of accounts, minutes and record of shareholders and to make extracts therefrom. A shareholder may inspect and copy the records only if (1) his or her demand is made in good faith and for a proper purpose that is reasonably relevant to his or her legitimate interest as a shareholder; (2) the shareholder describes with reasonable particularity his or her purpose and the records he or she desires to inspect; (3) the records are directly connected with the stated purpose; and (4) the records are to be used only for that purpose.

     CNB. CNB’s bylaws provide that the board of directors has the power to determine which accounts and books of the corporation, if any, will be open to the inspection of shareholders, except such as may by law be specifically open to inspection, and the board of directors has the power to fix reasonable rules and regulations not in conflict with the applicable law for the inspection of accounts and books which by law or by determination of the board of directors are open to inspection, and CNB’s shareholders’ rights in this respect are restricted and limited accordingly. The provisions of the Georgia Business Corporation Code regarding shareholder inspection rights are also applicable to CNB.

Dividends

     First Capital. Under Georgia law, First Capital’s board of directors may declare dividends on First Capital common stock unless doing so would cause First Capital to be unable to pay its debts as they come due in the usual course of business, or First Capital’s total assets to be less than the sum of its total liabilities plus the amount needed to satisfy any dissolution preferences. The ability of First Capital to pay distributions to First Capital shareholders depends, however, to a large extent upon the amount of dividends its bank subsidiary, which is subject to restrictions imposed by regulatory authorities, pay to First Capital. In addition, the Federal Reserve could oppose a distribution by First Capital if it determined that such a distribution would harm First Capital’s ability to support its bank subsidiary.

     CNB. CNB’s bylaws provide that the board of directors may declare dividends upon the outstanding shares of the corporation at any regular or special meeting and the dividends may be paid in cash or property only out of the unreserved and unrestricted retained earnings of the corporation, or out of the unreserved and unrestricted net earnings of the current fiscal year, computed to the date of declaration of the dividend, or the next preceding fiscal year. Under Georgia law, CNB’s board of directors may declare dividends on CNB common stock unless doing so would cause CNB to be unable to pay its debts as they come due in the usual course of business, or CNB’s total assets to be less than the sum of its total liabilities plus the amount needed to satisfy any dissolution preferences. Like First Capital, since CNB is a bank holding company, the ability of CNB to pay distributions to CNB shareholders depends to a large extent upon the amount of dividends its bank subsidiaries may provide to it under their regulatory guidelines and the Federal Reserve will permit.

SUPERVISION AND REGULATION

     The following discussion describes the material elements of the regulatory framework that applies to banks and bank holding companies and provides certain specific information related to CNB, First Capital, Chattahoochee National Bank and First Capital Bank.

Regulation of CNB and First Capital

     CNB and First Capital are bank holding companies registered with the Federal Reserve under the Bank Holding Company Act. As a result, CNB and First Capital and any non-bank subsidiaries are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

     Acquisitions. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5% of the voting shares of the bank;

•	it or any of its subsidiaries, other than a bank, may acquire all or substantially all the assets of any bank; or

•	it may merge or consolidate with any other bank holding company.

     The Bank Holding Company Act further provides that the Federal Reserve may not approve any acquisition that would result in monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the United States, or that in any other manner would be a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy, which is discussed below.

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the restrictions on interstate acquisitions of banks by bank holding companies were repealed. As a result, CNB and First Capital and other bank holding companies located in Georgia are able to acquire banks located in any other state, and bank holding companies located outside of Georgia can acquire any Georgia-based banks, in either case subject to certain deposit percentage and other restrictions. The legislation provides that unless an individual state has elected to prohibit out-of-state banks from operating interstate branches within its territory, adequately capitalized and managed bank holding companies are able to consolidate their multistate banking operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. Georgia does not permit de novo branching by an out-of-state bank. Therefore, the only method by which an out-of-state bank or bank holding company may enter Georgia is through an acquisition. Georgia has adopted an interstate banking statute that removes the existing restrictions on the ability of banks to branch interstate through mergers, consolidations and acquisitions. However, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated three years. Both CNB and First Capital have been incorporated for over three years, and as a result, a bank holding company may acquire control of either CNB or First Capital.

     Activities. The Bank Holding Company Act has generally prohibited a bank holding company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Act, discussed below, have expanded the permissible activities of a bank holding company and its subsidiaries. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity can be reasonably expected to produce benefits to the public, such as a greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices.

     Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act implemented major changes to the statutory framework for providing banking and other financial services in the United States. The Gramm-Leach-Bliley Act, among other things, eliminated many of the restrictions on affiliations among banks and securities firms, insurance firms, and other financial service providers. A bank holding company that qualifies as a financial holding company will be permitted to engage in activities that are financial in nature or incident or complimentary to a financial activity. The activities that the Gramm-Leach-Bliley Act expressly lists as financial in nature include insurance activities, providing financial and investment advisory services, underwriting securities and limited merchant banking activities.

     To become eligible for these expanded activities, a bank holding company must qualify as a financial holding company. To qualify as a financial holding company, each insured depository institution controlled by the bank holding company must be well-capitalized, well-managed, and have at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve of its intention to become a financial holding company. Neither CNB nor First Capital presently has plans to become a financial holding company.

     Support of Subsidiary Institutions. Under Federal Reserve policy, CNB and First Capital act as a source of financial strength for, and commit resources to support their banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, CNB and First Capital may not be inclined to provide it. In addition, any capital loans by a bank holding company to its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Regulation of Chattahoochee National Bank and First Capital Bank

     Primary Regulation of Chattahoochee National Bank. Chattahoochee National Bank is a national banking association and a member of the Federal Reserve. As a national bank, the OCC is the primary regulator of Chattahoochee National Bank. The OCC regulates or monitors all areas of the bank’s operations, including security devices and procedures, adequacy of capitalization and loss reserves, loans, investments, borrowings, deposits, mergers, issuances of securities, payment of dividends, interest rates payable on deposits, interest rates or fees chargeable on loans, establishment of branches, corporate reorganizations, maintenance of books and records and adequacy of staff training to carry on safe lending and deposit gathering practices. The bank must maintain certain capital ratios and is subject to limitations on aggregate investments in real estate, bank premises, and furniture and fixtures.

     Primary Regulation of First Capital Bank. As a Georgia state chartered bank, First Capital Bank is examined and regulated by the FDIC and the Georgia Department of Banking and Finance. The major functions of the FDIC with respect to insured banks include paying depositors to the extent provided by law in the event an insured bank is closed without adequately providing for payment of the claims of depositors, acting as receiver of state banks placed in receivership when so appointed by state authorities, and preventing the continuance or development of unsound and unsafe banking practices. In addition, the FDIC also approves conversions, mergers, consolidations, and assumption of deposit liability transactions between insured banks and noninsured banks or institutions to prevent capital or surplus diminution in such transactions where the resulting bank is an uninsured bank.

     The Georgia Department of Banking and Finance regulates all areas of First Capital Bank’s banking operations, including mergers, establishment of branches, loans, interest rates, and reserves. First Capital Bank is also subject to Georgia banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. With respect to expansion, Georgia law permits, with required regulatory approval, the establishment of de novo branches in an unlimited number of counties within the State of Georgia by the subsidiary banks of bank holding companies then engaged in the business of banking in Georgia.

     Prompt Corrective Action. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), all insured institutions must undergo regular on-site examination by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC and the appropriate agency (and state supervisor when applicable). FDICIA also directs the FDIC to develop with other appropriate agencies a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. FDICIA also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to: (1) internal controls, information systems and audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate risk exposure; and (5) asset quality.

     The FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking regulators have specified by regulation the relevant capital level for each category.

     An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking regulator. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to certain limitations. The obligation of a controlling holding company to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking regulator may treat an undercapitalized institution in the same manner as it treats significantly undercapitalized institutions if it determines that those actions are necessary.

     FDIC Insurance Assessments. The FDIC adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assigns an institution to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above. An institution is also assigned by the FDIC to one of three supervisory subgroups within each capital group. An institution’s insurance assessment rate is then determined based on the capital category and supervisory category to which it is assigned. Under the final risk-based assessment system, there are nine assessment risk classifications to which different assessment rates are applied. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution’s capital group and supervisory subgroup.

     The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

     Community Reinvestment Act. Chattahoochee National Bank and First Capital Bank are subject to the provisions of the Community Reinvestment Act, which requires the FDIC, in connection with its regular examination of a bank, to assess the bank’s record of meeting the credit needs of the communities it serves, including low-and moderate-income neighborhoods, consistent with safe and sound banking practices.

     Regulations promulgated under the CRA are intended to set distinct assessment standards for financial institutions. The regulations contain the following three evaluation tests:

•	a lending test, which compares the institution’s market share of loans in low- and moderate-income areas to its market share of loans in its entire service area;

•	a service test, which evaluates the provision of services that promote the availability of credit to low- and moderate-income areas; and

•	an investment test, which evaluates the institution’s record of investments in organizations designed to foster community development, small- and minority-owned businesses and affordable housing lending, including state and local government housing or revenue bonds.

     Institutions are required to make public disclosure of their written CRA evaluations made by regulatory agencies. This promotes enforcement of CRA requirements by providing the public with the status of a particular institution’s community investment record. In addition to public disclosure of an institution’s CRA assessment, regulatory authorities are required to consider an institution’s CRA assessment when an institution applies for approval to establish a new branch which will accept deposits, to relocate an existing branch or to merge with another federally regulated financial institution.

     Privacy. The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties, other than third parties that market the institution’s own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic delivery or presentation to the consumer.

Payment of Dividends

     CNB and First Capital are legal entities separate and distinct from Chattahoochee National Bank and First Capital Bank. The principal sources of revenue to CNB, including cash flow to pay dividends to its shareholders, are dividends paid from Chattahoochee National Bank to CNB. Likewise, the principal sources of revenue to First Capital, including cash flow to pay dividends to its shareholders, are dividends paid from First Capital Bank to First Capital. There are statutory and regulatory limitations on the payment of dividends by Chattahoochee National Bank and First Capital Bank, as well as by CNB to its shareholders and by First Capital to its shareholders.

     If, in the opinion of the their primary federal regulator, Chattahoochee National Bank or First Capital Bank were engaged in or about to engage in an unsafe or unsound practice, the regulator may require, after a notice and hearing, that the bank cease and desist from the practice. The federal banking regulators have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be unsafe and unsound banking practice. Under the FDICIA, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal banking regulators have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings. The payment of dividends by CNB or First Capital, as well as by Chattahoochee National Bank or First Capital Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Capital Adequacy

     CNB and First Capital are required to comply with the capital adequacy standards established by the Federal Reserve, and Chattahoochee National Bank and First Capital Bank are required to comply with the capital adequacy standards established by the FDIC. First Capital Bank must also comply with the capital adequacy standards established by the Georgia Department of Banking and Finance, and Chattahoochee National Bank is required to comply with the capital adequacy standards established by the OCC. The Federal Reserve has established two basic measures of capital adequacy for bank holding companies: a risk-based measure and a leverage measure. A bank holding company must satisfy all applicable capital standards to be considered in compliance.

     The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

     The minimum guideline for the ratio of total capital to risk-weighted assets is 8%. At least half of total capital must comprise common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets, or “tier 1 capital.” The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves, or “tier 2 capital.”

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of tier 1 capital to average assets, less goodwill and certain other intangible assets, of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a leverage ratio of at least 3%, plus an additional cushion of 1% to 2%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions, as is the case for CNB and First Capital, are expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a bank holding company’s tier 1 capital leverage ratio, after deducting all intangibles, and other indicators of capital strength in evaluating proposals for expansion or new activities.

     Chattahoochee National Bank and First Capital Bank are subject to risk-based and leverage capital requirements adopted by the FDIC, which are substantially similar to those adopted by the Federal Reserve for bank holding companies.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described above, substantial additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements.

Restrictions on Transactions with Affiliates

     Chattahoochee National Bank and First Capital Bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

•	the amount of loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

     The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. Chattahoochee National Bank and First Capital Bank must also comply with other provisions designed to avoid the taking of low-quality assets.

     Chattahoochee National Bank and First Capital Bank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

     Chattahoochee National Bank and First Capital Bank are also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Monetary Policy

     The earnings of CNB and First Capital, as well as Chattahoochee National Bank and First Capital Bank, will be affected by domestic and foreign conditions, particularly by the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve has had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to mitigate recessionary and inflationary pressures by regulating the national money supply. The techniques used by the Federal Reserve include setting the reserve requirements of member banks and establishing the discount rate on member bank borrowings. The Federal Reserve also conducts open market transactions in United States government securities.

EXPERTS

     The consolidated financial statements of CNB as of December 31, 2002 and 2001, and for each of the years in the two year period ended December 31, 2002 included in this joint proxy statement/prospectus and in the registration statement have been audited by Mauldin & Jenkins, LLC, independent certified public accountants, as set forth in their report thereon included herein on such financial statements and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of First Capital as of December 31, 2002 and 2001, and for each of the years in the two year period ended December 31, 2002 included in this joint proxy statement/prospectus and in the Registration Statement have been audited by Mauldin & Jenkins, LLC, independent certified public accountants, as set forth in their report thereon included herein on such financial statements and are included in reliance upon such report given, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

     The legality of the shares of CNB common stock being offered hereby is being passed upon for CNB by Troutman Sanders LLP, Atlanta, Georgia, counsel for CNB. Troutman Sanders LLP will also opine as to certain federal income tax consequences of the merger. See “TERMS OF THE MERGER — Important Federal Income Tax Consequences.” Certain additional legal matters relating to the merger are being passed upon for CNB by Troutman Sanders LLP and for First Capital by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

SHAREHOLDER PROPOSALS AND OTHER MATTERS

     Any shareholder proposal intended for inclusion in CNB’s proxy statement for next year’s annual meeting of shareholders must be received at the principal offices of CNB not later than January 23, 2004. In addition, the proxy solicited by CNB’s board of directors for that meeting will confer discretionary authority to vote on any shareholder proposal presented at that meeting unless CNB is provided with notice of such proposal by April 8, 2004.

     Under Georgia law, only business within the purpose or purposes described in the Notice of Special Meeting may be conducted at either of the special meetings.

WHERE YOU CAN FIND MORE INFORMATION

     CNB files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by CNB at the SEC’s public reference room in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms. CNB’s SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at “http://www.sec.gov.”

     CNB has filed a Registration Statement on Form S-4 to register with the SEC CNB common stock to be issued to First Capital shareholders in the merger. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of CNB in addition to a proxy statement of CNB and First Capital for the special meetings. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     CNB has supplied all of the information contained in this joint proxy statement/prospectus relating to CNB and First Capital has supplied all of the information contained in this joint proxy statement/prospectus relating to First Capital.

     You should rely only on the information contained in this joint proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December      , 2003. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this joint proxy statement/prospectus nor the issuance of CNB common stock in the merger may create any implication to the contrary. This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities made hereunder may, under any circumstances, create an implication that there has been no change in the affairs of CNB since the date hereof or that the information herein is correct as of any time subsequent to its date.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
CNB Holdings, Inc.
Alpharetta, Georgia

     We have audited the accompanying consolidated balance sheets of CNB Holdings, Inc. and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ MAULDIN & JENKINS, LLC

Atlanta, Georgia
January 31, 2003

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Cash and due from banks	$1,440,482	$560,523
Interest-bearing deposits in banks	576,428	5,375,013
Securities available-for-sale	19,922,409	31,866,764
Securities held-to-maturity, estimated fair value of $8,053,746	7,999,765	—
Restricted equity securities, at cost	1,588,000	638,000
Loans	85,766,519	62,754,553
Allowance for loan losses	918,250	708,918

Net loans	84,848,269	62,045,635

Premises and equipment	532,542	624,928
Other assets	3,684,580	3,130,547

Total assets	$120,592,475	$104,261,410

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$11,279,872	$9,394,574
Interest-bearing	73,440,057	76,077,006

Total deposits	84,719,929	85,471,580
Securities sold under repurchase agreements	755,577	683,648
Other borrowings	24,569,500	7,569,500
Other liabilities	1,528,021	1,760,241

Total liabilities	111,573,027	95,484,969

Commitments and contingencies
Stockholders’ equity:
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $1.00; 10,000,000 shares authorized; 1,235,000 issued	1,235,000	1,235,000
Capital surplus	10,009,642	10,004,858
Accumulated deficit	(556,186)	(656,224)
Treasury stock, 2002, 158,672 shares; 2001, 175,741 shares	(1,255,157)	(1,402,333)
Unearned ESOP shares	(399,998)	(399,998)
Accumulated other comprehensive loss	(13,853)	(4,862)

Total stockholders’ equity	9,019,448	8,776,441

Total liabilities and stockholders’ equity	$120,592,475	$104,261,410

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

INTEREST INCOME
Loans, including fees	$5,026,075	$4,844,947
Taxable securities	1,336,889	1,762,874
Deposits in banks	101,823	316,349

Total interest income	6,464,787	6,924,170

INTEREST EXPENSE
Deposits	2,886,722	3,992,039
Securities sold under repurchase agreements and other borrowings	602,512	253,101

Total interest expense	3,489,234	4,245,140

Net interest income	2,975,553	2,679,030
Provision for loan losses	570,182	350,212

Net interest income after provision for loan losses	2,405,371	2,328,818

OTHER INCOME
Service charges on deposit accounts	61,764	60,866
Gains on sale of loans	424,967	457,236
Gains on sale of securities available-for-sale	233,857	216,261
Other operating income	445,621	156,798

Total other income	1,166,209	891,161

OTHER EXPENSES
Salaries and employee benefits	1,873,501	1,661,217
Equipment and occupancy expenses	532,392	487,959
Other operating expenses	1,065,649	938,073

Total other expenses	3,471,542	3,087,249

Income before income taxes	100,038	132,730
Income taxes	—	—

Net income	$100,038	$132,730

Basic and diluted earnings per share	$0.09	$0.13

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Net income	$100,038	$132,730

Other comprehensive loss:
Unrealized gains (losses) on securities available-for-sale:
Unrealized holding gains arising during period, net of tax of $92,750 and $44,974, respectively	164,891	72,314
Reclassification adjustment for gains realized in net income, net of tax of $84,188 and 77,853, respectively	(149,669)	(138,408)
Unrealized losses on cash flow hedges, net of tax of $13,620	(24,213)	—

Other comprehensive loss	(8,991)	(66,094)

Comprehensive income	$91,047	$66,636

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

								Accumulated
	Common Stock				Treasury Stock		Unearned	Other	Total
			Capital	Accumulated			ESOP	Comprehensive	Stockholders'
	Shares	Par Value	Surplus	Deficit	Shares	Cost	Shares	Income (Loss)	Equity

Balance December 31, 2000	1,235,000	$1,235,000	$10,170,283	$(788,954)	235,000	$(1,967,756)	$—	$61,232	$8,709,805
Net income	—	—	—	132,730	—	—	—	—	132,730
Fair market value of treasury shares transferred to unearned ESOP shares	—	—	(165,425)	—	(59,259)	565,423	(399,998)	—	—
Other comprehensive loss	—	—	—	—	—	—	—	(66,094)	(66,094)

Balance December 31, 2001	1,235,000	1,235,000	10,004,858	(656,224)	175,741	(1,402,333)	(399,998)	(4,862)	8,776,441
Net income	—	—	—	100,038	—	—	—	—	100,038
Sale of treasury shares	—	—	4,784	—	(17,069)	147,176	—	—	151,960
Other Comprehensive Loss	—	—	—	—	—	—	—	(8,991)	(8,991)

Balance December 31, 2002	1,235,000	$1,235,000	$10,009,642	$(556,186)	158,672	$(1,255,157)	$(399,998)	$(13,853)	$9,019,448

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

OPERATING ACTIVITIES
Net income	$100,038	$132,370
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Net amortization of securities	243,629	32,945
Depreciation	163,732	171,445
Provision for loan losses	570,182	350,212
Net realized gains on sales of securities available for sale	(233,857)	(216,261)
Gains on sale of loans	(424,967)	(457,236)
(Increase) decrease in interest receivable	92,361	(49,211)
Increase (decrease) in interest payable	(448,008)	998,730
Net other operating activities	(162,481)	292,588

Net cash provided by (used in) operating activities	(99,371)	1,255,942

INVESTING ACTIVITIES
Purchases of securities available-for-sale	(26,792,936)	(58,692,404)
Proceeds from sales of securities available-for-sale	22,753,635	20,339,272
Proceeds from maturities of securities available-for-sale	16,017,668	19,057,934
Purchases of securities held-to-maturity	(9,111,432)	—
Proceeds from maturities of securities held-to-maturity	1,111,667	—
Purchases of restricted equity securities	(950,000)	(150,000)
Proceeds from sale of loans	5,600,478	5,495,710
Net increase in loans	(28,548,327)	(24,411,774)
Purchase of premises and equipment	(71,346)	(103,365)
Purchase of life insurance policies	(300,900)	(2,257,500)

Net cash used in investing activities	(20,291,493)	(40,722,127)

FINANCING ACTIVITIES
Net increase (decrease) in deposits	$(751,651)	$36,507,795
Net increase (decrease) in securities sold under repurchase agreements	71,929	(594,449)
Net proceeds from other borrowings	17,000,000	3,075,000
Proceeds from sale of treasury stock	151,960	—

Net cash provided by financing activities	16,472,238	38,988,346

Net decrease in cash and cash equivalents	(3,918,626)	(477,839)
Cash and cash equivalents at beginning of year	5,935,536	6,413,375

Cash and cash equivalents at end of year	$2,016,910	$5,935,536

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$3,937,242	$3,246,410

Income taxes	$2,431	$—

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CNB Holdings, Inc. (the “Company”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, Chattahoochee National Bank, (the “Bank”). The Bank is a commercial bank located in Alpharetta, Fulton County, Georgia. The Bank provides a full range of banking services in its primary market areas of Fulton and surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Cash Equivalents

For purposes of reporting cash flows, the Company considers cash, due from banks and interest-bearing deposits in banks as cash equivalents.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $189,000 at December 31, 2002.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt securities not classified as held-to-maturity are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities without a readily determinable fair value are recorded at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the principal balance.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans using a method that approximates a level yield.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Interest income on nonaccrual loans is subsequently recognized only to the extent cash payments are received, until the loans are returned to accrual status.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses in the loan portfolio. The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sale of Loans

The Company originates and sells participations in certain loans. Gains are recognized at the time the sale is consummated. The amount of gain recognized on the sale of a specific loan is equal to the percentage resulting from determining the fair value of the portion of the loan sold relative to the fair value of the entire loan. Losses are recognized at the time the loan is identified as held for sale and the loan’s carrying value exceeds its fair value.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding and potential common shares. Potential common shares outstanding consist of stock options.

Stock Compensation Plans

At December 31, 2002, the Company has stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years Ended December 31,

	2002	2001

	(Dollars in thousands,
	except per share amounts)
Net income, as reported	$100,038	$132,730
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(61,271)	(290,412)

Pro forma net income (loss)	$38,767	$(157,682)

Earnings (losses) per share:
Basic — as reported	$0.09	$0.13

Basic — pro forma	$0.04	$(0.16)

Diluted — as reported	$0.09	$0.13

Diluted — pro forma	$0.04	$(0.16)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the income of the period of the change.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Accounting Standards

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. The Company has not elected to adopt the recognition provisions of this Statement for stock-based employee compensation and has elected to continue with accounting methodology in Opinion No. 25 as permitted by SFAS No. 123.

NOTE 2. SECURITIES

The amortized cost and fair value of securities available-for-sale are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available-for-sale:
December 31, 2002
U.S. Government and agency securities	$500,000	$683	$—	$500,683
Corporate securities	566,545	—	(5,468)	561,077
Mortgage-backed securities	18,839,676	86,312	(65,339)	18,860,649

	$19,906,221	$86,995	$(70,807)	$19,922,409

December 31, 2002
U.S. Government and agency securities	$3,999,462	$23,995	$—	$4,023,457
Corporate securities	4,641,871	53,881	(321)	4,695,431
Mortgage-backed securities	23,253,027	97,013	(182,164)	23,167,876

	$31,894,360	$174,889	$(182,485)	$31,886,764

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SECURITIES (Continued)

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value
Securities held-to-maturity:
December 31, 2002
Corporate securities	$1,750,000	$—	$—	$1,750,000
Mortgage-backed securities	6,249,765	53,981	—	6,303,746

	$7,999,765	$53,981	$—	$8,053,746

The amortized cost and fair value of debt securities as of December 31, 2002 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available-for-Sale		Securities Held-to-Maturity

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due from one to five years	$1,066,545	1,061,760	—	—
Due from five to ten years	—	—	—	—
Due in greater than ten years	—	—	1,750,000	1,750,000
Mortgage-backed securities	18,839,676	18,860,649	6,249,765	6,303,746

	$19,906,221	$19,922,409	$7,999,765	$8,053,746

Securities with a carrying value of $22,978,000 and $7,300,000 at December 31, 2002 and 2001, respectively, were pledged to secure other borrowings and for other purposes required or permitted by law. Gross gains and losses on sales of securities available-for-sale consist of the following:

Gross gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,

	2002	2001

Gross gains	$310,491	$228,126
Gross losses	(76,634)	(11,865)

Net realized gains	$233,857	$216,261

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31,

	2002	2001

Commercial	$28,937,031	$27,529,212
Commercial lease financing	2,922,445	3,270,327
Real estate — construction	27,644,030	24,063,011
Real estate — mortgage	23,788,026	5,361,345
Consumer installment and others	2,627,002	2,610,824

	85,918,534	62,834,719
Deferred loan fees and costs	(152,015)	(80,166)
Allowance for loan losses	(918,250)	(708,918)

Loans, net	$84,848,269	$62,045,635

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,

	2002	2001

Balance, beginning of year	$708,918	$585,000
Provision for loan losses	570,182	350,212
Loans charged off	(380,850)	(226,294)
Recoveries of loans previously charged off	20,000	—

Balance, end of year	$918,250	$708,918

The total recorded investment in impaired loans was $565,605 and $1,187,305 at December 31, 2002 and 2001, respectively. Impaired loans that had allowances determined in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, amounted to $-0- and $801,697 at December 31, 2002 and 2001, respectively. Allowances for impaired loans determined in accordance with SFAS No. 114 amounted to $-0- and $285,100 at December 31, 2002 and 2001, respectively. The average recorded investment in impaired loans for 2002 and 2001 was $945,728 and $546,012, respectively. Interest income recognized for cash payments received on impaired loans was not material for the years ended December 31, 2002 and 2001.

Loans on nonaccrual status amounted to approximately $493,000 and $1,026,000 at December 31, 2002 and 2001, respectively. Loans past due ninety days or more and still accruing interest amounted to approximately $240,000 and $0 at December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2002 are as follows:\

Balance, beginning of year	$788,970
Advances	1,735,848
Repayments	(1,331,224)

Balance, end of year	$1,193,594

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,

	2002	2001

Leasehold improvements	$161,878	$161,878
Equipment	1,067,756	996,410

	1,229,634	1,158,288
Accumulated depreciation	(697,092)	(533,360)

	$532,542	$624,928

The Company currently operates out of offices in facilities under noncancelable operating lease agreements. Rental expense, including other operating expenses incurred pursuant to the rental agreements, was $241,208 and $225,689 for the years ended December 31, 2002 and 2001, respectively.

The future minimum lease payments under the operating leases at December 31, 2002 are as follows:

2003	$169,884
2004	158,113
2005	19,836

$347,833

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $20,066,956 and $21,065,470, respectively. The scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$38,897,412
2004	7,756,515
2005	7,312,689
2006	905,238
2007	5,833,417

$60,705,271

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31,

	2002	2001

$2,500,000 line of credit from bank with interest at prime minus 0.75% (3.50% at December 31, 2002), due February 28, 2003, collateralized by common stock of the Bank.	$569,500	$569,500
Advance from Federal Home Loan Bank with adjustable interest (1.30% at December 31, 2002), due March 31, 2003, collateralized by securities.	7,000,000	—
Advance from Federal Home Loan Bank with interest at 3.95% (rate may be converted to the three month LIBOR), due May 29, 2012, collateralized by securities.	3,000,000	—
Advance from Federal Home Loan Bank with interest at 4.68% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	1,722,000	—
Advance from the Federal Home Loan Bank with interest at 4.51% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	3,278,000	—
Advance from Federal Home Loan Bank with interest at 5.92% (rate may be converted to the three month LIBOR), due March 17, 2010, collateralized by securities.	1,000,000	1,000,000
Advance from Federal Home Loan Bank with interest at 5.05% (rate may be converted to the three month LIBOR), due December 15, 2010, collateralized by securities.	2,000,000	2,000,000
Advance from Federal Home Loan Bank, adjustable rate of interest (1.46% at December 31, 2002), due November 13, 2007, collateralized by securities.	5,000,000	—
Advance from Federal Home Loan Bank, fixed rate of interest at 4.42%, due August 4, 2003, collateralized by securities.	1,000,000	1,000,000
Advance from Federal Home Loan Bank with interest at 1.62% (rate may be converted to the three month LIBOR), due December 5, 2011, collateralized by securities.	—	3,000,000

	$24,569,500	$7,569,500

The Company’s advances from the Federal Home Loan Bank are also collateralized by mortgage loans with a balance of $3,969,501 at December 31, 2002.

The line of credit has various covenants related to the allowance for loan losses and profitability of the Bank. As of December 31, 2002, the Company was not in compliance with these covenants. The Company has received a waiver of these covenants from the borrower.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2002 and 2001 were $755,577 and $683,648, respectively.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) retirement plan covering substantially all employees. Contributions to the plan charged to expense amounted to $37,348 and $21,918 for the years ended December 31, 2002 and 2001, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan providing for death and retirement benefits for its directors. The estimated amounts to be paid under the compensation plan are being funded through the purchase of life insurance policies on the directors. The balance of the policy cash surrender values included in other assets at December 31, 2002 and 2001 is $2,719,810 and $2,275,323, respectively. Income recognized on the policies amounted to $147,000 and $17,823 for the years ended December 31, 2002 and 2001, respectively. The balance of deferred compensation included in other liabilities at December 31, 2002 and 2001 is $8,618 and $-0-, respectively. Expense recognized for deferred compensation was $8,618 and $-0- for the years ended December 31, 2002 and 2001, respectively.

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (the “ESOP”) for eligible employees and is designed to meet the requirements of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974, as amended. Allocation of the Company stock held by the ESOP to individual employees is based on the ratio of the participant’s compensation (as defined) to total compensation of all participants and the number of shares of stock available for allocation. Unallocated shares will be released on the ratio of current principal payments to total principal of notes used by the ESOP to acquire stock in the Company.

In 2001, the ESOP borrowed $399,998 from the Company, the funds of which were used to purchase 59,259 shares of Company stock from the treasury. This advance is expected to be repaid principally by cash contributions from the Bank to the ESOP. The provisions of Statement of Position (“SOP”) 93-6, Employers’ Accounting for Employee Stock Ownership Plans, have been applied to the intercompany loan and in accordance with the SOP, all intercompany interest income and interest expense has been eliminated in consolidation. At December 31, 2002, the outstanding principal balance of the note was $399,998.

The Bank makes cash contributions to the ESOP which are used by the ESOP to make loan and interest payments. Compensation expense related to the ESOP is based upon the debt service requirements and the excess of the fair market value over the cost of the shares allocated at the time of allocation. Dividends on the Company’s stock may be used by the ESOP to repay loans or may be allocated to participants’ accounts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Employee Stock Ownership Plan (Continued)

The Company recognized no compensation expense in 2002 or 2001 related to the ESOP. At December 31, 2002 and 2001, no shares held by the ESOP were allocated to participants’ accounts. The estimated fair market value of the unallocated shares at December 31, 2002 and 2001 was $536,294 and $557,035, respectively.

NOTE 9. STOCK COMPENSATION PLANS

The Company has incentive and nonqualified stock option plans with common stock reserved for key employees and directors. At December 31, 2002, the Company had 2000 shares of its authorized but unissued common stock reserved for future grants under the stock option plans. Option prices under these plans must equal at least the fair value of the Company’s common stock on the date of grant. If the optionee owns more than 10% of the Company’s common stock, the option price must equal at least 110% of the fair value of the Company’s common stock on the date of grant. The options vest over time periods determined by the Board of Directors and expire ten years from date of grant. Other pertinent information related to the options is as follows:

	Years Ended December 31,

	2002		2001

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price

Under option, beginning of year	298,000	$9.64	285,332	$9.71
Granted	6,500	9.44	16,000	8.22
Exercised	—	—	—	—
Terminated	(6,500)	7.98	(3,332)	8.56

Under option, end of year	298,000	9.67	298,000	9.64

Exercisable, end of year	254,832	$9.75	242,501	$9.85

Weighted-average fair value of options granted during the year		$3.74		$4.72

	Options Outstanding			Options Exercisable

Weighted-
		Average			Weighted-
		Remaining	Weighted-		Average
Range of	Number	Contractual	Average	Number	Exercise
Exercise Prices	Outstanding	Life	Exercise Price	Exercisable	Price

$6.63 - $10.00	298,000	6 years	$9.67	254,832	$9.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. STOCK COMPENSATION PLANS (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,

	2002	2001

Dividend yield	0%	0%
Expected life	10 years	10 years
Expected volatility	19%	34%
Risk-free interest rate	3.86%	5.59%

NOTE 10. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,

	2002	2001

Current	$45,095	$54,013
Deferred	(62,849)	(15,060)
Change in valuation allowance	17,754	(38,953)

Income tax expense	$—	$—

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,

	2002	2001

Income taxes at statutory rate	$34,013	$45,128
Income from life insurance policies	(49,980)	—
Change in valuation allowance	17,754	(38,953)
Other	(1,787)	(6,175)

Income tax expense	$—	$—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. INCOME TAXES (Continued)

The components of deferred income taxes are as follows:

	December 31,

	2002	2001

Deferred tax assets:
Loan loss reserves	$232,510	$198,321
Deferred loan fees and costs	73,832	27,256
Deferred organization costs	—	9,407
Other	6,926	6,189
Securities available-for-sale	—	2,734
Cash flow hedges	13,620	—

	326,888	243,907

Deferred tax liabilities:
Depreciation	28,088	18,842
Securities available-for-sale	5,828	—

	33,916	18,842

Valuation allowance	(237,654)	(219,900)

Net deferred tax assets	$55,318	$5,165

NOTE 11. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31,

	2002	2001

Basic Earnings Per Share:
Weighted average common shares outstanding	1,068,575	1,011,953

Net income	$100,038	$132,730

Basic earnings per share	$0.09	$0.13

Diluted Earnings Per Share:
Weighted average common shares outstanding	1,068,575	1,011,953
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	6,027	2,209

Total weighted average common shares and common stock equivalents outstanding	1,074,602	1,014,162

Net income	$100,038	$132,730

Diluted Earnings Per Share	$0.09	$0.13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company’s commitments is as follows:

	December 31,

	2002	2001

Commitments to extend credit	$16,942,000	$11,884,000
Standby letters of credit	377,000	452,000

	$17,319,000	$12,336,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Company deems necessary.

Interest Rate Derivatives

The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing characteristics of certain assets and liabilities so that certain movements in interest rates do not, on a material basis, adversely affect the net interest margin. The Company views this strategy as prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

Interest rate derivative instruments that are used as part of the Company’s interest rate risk-management strategy include interest rate corridors. As a matter of policy, the Company does not use speculative derivative instruments for interest rate risk management. An interest rate corridor is a combination of buying a cap (floor) at a given strike rate and selling another cap (floor) at a higher (lower) rate and provides a range of interest rate protection when compared to caps and floors alone. The Company utilizes interest rate corridors to place a rate protection range on a portion of its variable-rate of its debt based upon a notional principal amount and maturity date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

Interest Rate Derivatives (Continued)

At December 31, 2002 and 2001, the information pertaining to outstanding interest rate corridor agreements used to hedge variable-rate debt is as follows:

	December 31,

	2002	2001

Notional amount	$5,000,000	$—
Weighted average maturity in years	5 years	—
Fair value of interest rate corridor included in other assets	$92,167	$—
Unrealized loss relating to interest rate corridor	$37,833	$—

By using derivative instruments, the Company is potentially exposed to credit and market risk. If the counter-party fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

The Company’s derivative activities are monitored by its asset/liability management committee as part of that committee’s oversight of the Company’s asset/liability management and treasury functions. The Company’s asset/liability management committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

All of the Company’s derivative financial instruments are classified as highly effective cash flow hedges. For the year ended December 31, 2002, there were no materials amounts recognized which represented the ineffective portion of cash flow hedges. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, residential, and consumer loans to customers in Fulton County and surrounding counties. The ability of the majority of the Company’s customers to honor their contractual loan obligations is dependent on the economy in these areas.

The Company’s loan portfolio is concentrated in commercial loans and leases (37%) and loans secured by real estate (60%), of which a substantial portion is secured by commercial assets and real estate in the Company’s primary market areas. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company’s primary market areas.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of statutory capital, or approximately $1,563,000.

NOTE 14. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, no amounts were available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2002 and 2001, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14. REGULATORY MATTERS (Continued)

The Company and Bank’s actual capital amounts and ratios are presented in the following table.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		(Dollars in Thousands)
As of December 31, 2002:
Total Capital to Risk Weighted Assets:
Consolidated	$9,965	10.60%	$7,523	8%	N/A	N/A
Bank	$10,432	11.10%	$7,521	8%	$9,401	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$9,033	9.61%	$3,762	4%	N/A	N/A
Bank	$9,500	10.11%	$3,760	4%	$5,641	6%
Tier I Capital to Average Assets:
Consolidated	$9,033	7.65%	$4,722	4%	N/A	N/A
Bank	$9,500	8.05%	$4,721	4%	$5,902	5%
As of December 31, 2001:
Total Capital to Risk Weighted Assets:
Consolidated	$9,490	12.35%	$6,146	8%	N/A	N/A
Bank	$10,047	13.08%	$6,146	8%	$7,682	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$8,781	11.43%	$3,073	4%	N/A	N/A
Bank	$9,338	12.16%	$3,073	4%	$4,609	6%
Tier I Capital to Average Assets:
Consolidated	$8,781	8.63%	$4,071	4%	N/A	N/A
Bank	$9,338	9.18%	$4,070	4%	$5,088	5%

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Values of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments.

Cash, Due From Banks and Interest-bearing Deposits in Banks: The carrying amounts of cash, due from banks and interest-bearing deposits in banks approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of restricted equity securities with no readily determinable fair value approximate fair value.

Loans: For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For other loans, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or based on the fair value of the underlying collateral, where applicable.

Deposits: The carrying amounts of demand deposits, savings deposits, and variable-rate certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Securities Sold Under Repurchase Agreements: The carrying amounts of securities sold under repurchase agreements approximate fair value.

Other Borrowings: For variable-rate borrowings that reprice frequently, fair values are based on carrying values. For fixed rate borrowings, the fair values are estimated using discounted cash flow analyses, using interest rates currently being offered for similar terms to borrowers of similar credit quality.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Interest Rate Derivatives: The fair value of interest rate derivatives is obtained from dealer quotes. These values represent the amount the Company would receive to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Off-Balance Sheet Instruments: Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

		(Dollars in Thousands)
Financial assets:
Cash, due from banks, and interest-bearing deposits in banks	$2,016,910	$2,016,910	$5,935,536	$5,935,536
Securities	29,510,174	29,564,155	32,524,764	32,524,764
Loans	84,848,269	86,645,985	62,045,635	64,275,405
Accrued interest receivable	420,073	420,073	512,434	512,434
Interest rate derivatives	92,167	92,167	—	—
Financial liabilities:
Deposits	84,719,929	87,550,964	85,471,580	87,883,201
Securities sold under repurchase agreements	755,577	755,577	683,648	683,648
Other borrowings	24,569,500	25,458,648	7,569,500	8,120,445
Accrued interest payable	1,182,112	1,182,112	1,630,120	1,630,120

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other income and expenses in excess of 1% of total revenue are as follows:

	Years Ended December 31,

	2002	2001

Other income:
Mortgage origination fees	$279,189	$124,005
Income from life insurance policies	147,000	17,823
Other expenses:
Data processing	139,892	132,369
Postage and courier	80,755	77,029
Legal and professional	209,635	173,374

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of CNB Holdings, Inc. as of and for the years ended December 31, 2002 and 2001:

CONDENSED BALANCE SHEETS

	2002	2001

Assets
Cash	$174,146	$13,082
Investment in subsidiary	9,485,663	9,332,654
Other assets	20,316	4,205

Total assets	$9,680,125	$9,349,941

Liabilities
Other borrowings	569,500	569,500
Other liabilities	91,177	4,000

Total liabilities	660,677	573,500

Stockholders’ equity	9,019,448	8,776,441

Total liabilities and stockholders’ equity	$9,680,125	$9,349,941

CONDENSED STATEMENTS OF INCOME

	2002	2001

Income, interest	$15,618	20,647

Expenses
Interest	22,698	32,641
Other expense	54,882	60,293

Total expenses	77,580	92,934

Loss before equity in undistributed income of subsidiary	(61,962)	(72,287)
Equity in undistributed income of subsidiary	162,000	205,017

Net income	$100,038	$132,730

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001

OPERATING ACTIVITIES
Net income	$100,038	$132,730
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Undistributed income of subsidiary	(162,000)	(205,017)
Net other operating activities	71,066	(9,805)

Net cash provided by (used in) operating activities	9,104	(82,092)

FINANCING ACTIVITIES
Proceeds from other borrowings	—	75,000
Proceeds from sale of treasury stock	151,960	—

Net cash provided by financing activities	151,960	75,000

Net increase (decrease) in cash	161,064	(7,092)
Cash at beginning of year	13,082	20,174

Cash at end of the year	$174,146	$13,082

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2003	2002

	(Unaudited)
ASSETS
Cash and due from banks	$1,414,215	$1,440,482
Interest-bearing deposits in banks	303,389	576,428
Investment securities:
Securities available-for-sale, at market value	36,462,356	19,922,409
Securities held-to-maturity, estimated fair value of $6,747,143 and $8,053,746	6,714,483	7,999,765
Restricted equity securities	2,140,500	1,588,000
Loans, net of allowance for loan losses of $977,458 and $918,250	90,369,419	84,848,269
Premises and equipment	816,330	532,542
Other assets	4,302,775	3,684,580

TOTAL ASSETS	$142,523,467	$120,592,475

LIABILITIES
Deposits:
Noninterest-bearing demand	$9,623,174	$11,279,872
Interest-bearing demand and money market	12,075,582	12,648,939
Savings	91,660	85,847
Time deposits of $100,000 or more	28,920,082	20,066,956
Other time deposits	40,853,581	40,638,315

Total deposits	91,564,079	84,719,929

Securities sold under repurchase agreements	3,227,628	755,577
Other borrowed money	36,060,000	24,569,500
Other liabilities	1,956,969	1,528,021

TOTAL LIABILITIES	132,808,676	111,573,027

Stockholders’ equity:
Preferred stock, par value not stated, 10,000,000 shares authorized, no shares issued	—	—
Common stock, par value $1.00 per share, 10,000,000 shares authorized, 1,272,500 and 1,235,000 shares issued respectively	1,272,500	1,235,000
Surplus	10,356,067	10,009,642
Accumulated other comprehensive loss	(278,936)	(13,853)
Treasury stock	(1,206,140)	(1,255,157)
Unearned ESOP shares	(399,998)	(399,998)
Accumulated deficit	(28,702)	(556,186)

Total stockholders’ equity	9,714,791	9,019,448

Total liabilities and stockholders’ equity	$142,523,467	$120,592,475

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Interest income:
Loans and leases, including fees	$4,396,199	$3,652,346	$1,517,651	$1,229,799
Investment securities:
U.S. government agencies	576,060	842,742	268,809	261,175
Other investments	126,916	208,528	39,832	51,810
Interest bearing deposits in banks	22,384	90,523	4,431	43,601

Total interest income	5,121,559	4,794,139	1,830,723	1,586,385

Interest expense:
Interest bearing demand and money market	90,786	268,821	24,557	68,256
Savings	433	1,438	99	331
Time deposits of $100,000 or more	623,768	579,822	210,044	241,065
Other time deposits	1,086,404	1,363,282	355,714	415,367
Other borrowings	540,545	381,270	197,355	146,076

Total interest expense	2,341,936	2,594,633	787,769	871,095

Net interest income	2,779,623	2,199,506	1,042,954	715,290
Provision for loan losses	156,000	386,082	29,100	302,000

Net interest income after provision for loan losses	2,623,623	1,813,424	1,013,854	413,290

Other income:
Service charges on deposit accounts	38,286	45,248	11,636	14,357
Gains on the sale of loans and leases (net)	487,317	302,341	75,577	86,391
Gains on the sale of securities available for sale	451	233,857	—	233,388
Other income	483,901	281,760	225,327	113,253

Total other income	1,010,009	863,206	312,540	447,389

Other expenses:
Salaries and other compensation	1,519,379	1,187,210	556,473	401,642
Employee benefits	364,072	213,453	128,513	67,742
Net occupancy and equipment expense	413,196	394,023	142,579	134,564
Professional and other outside services	274,712	280,142	97,843	90,386
Other expense	513,086	489,116	122,907	156,119

Total other expenses	3,084,445	2,563,944	1,048,315	850,453

Net income before income tax	549,187	112,686	278,079	10,226
Income tax	21,704	—	—	—

Net income	$527,483	$112,686	$278,079	$10,226

Basic earnings per share	$0.49	$0.11	$0.26	$0.01

Diluted earnings per share	$0.48	$0.11	$0.24	$0.01

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income	$527,483	$112,686	$278,079	$10,226
Other comprehensive income (loss):
Unrealized holding gains (losses) on securities available for sale:
Unrealized holding gains (losses) arising during the period, net of tax of ($140,613), $100,193, ($168,590) and $43,502 respectively	(249,979)	178,121	(299,717)	77,358
Reclassification adjustment for gains realized in net income, net of tax of $162, $84,188, $0 and $84,020, respectively	(289)	(149,669)	—	(149,368)
Unrealized gains (losses) on cash flow hedges, net of tax of $(8,334), $0, $4,780 and $0, respectively	(14,815)	—	8,498	—

Other comprehensive income (loss)	(265,083)	28,452	(291,219)	(72,010)

Comprehensive income (loss)	$262,400	$141,138	$(13,140)	$(61,784)

See notes to consolidated financial statements.

CNB HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002

Cash flows from operating activities:
Net income	$527,483	$112,686
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of investment securities	329,748	159,055
Depreciation and amortization of premises and equipment	119,990	120,961
Gains on the sale of loans and leases	(487,371)	(302,341)
Gains on the sale of securities available for sale	(451)	(233,858)
Loss on the sale of repossessed assets	22,429	—
Provision for loan losses	156,000	386,082
Increase in other assets	(154,568)	(358,962)
Increase in other liabilities	428,948	191,748

Net cash provided by operating activities	942,208	75,371

Cash flows from investing activities:
Purchases of bank-owned certificates of deposit	—	(1,293,000)
Maturities of investment securities available-for-sale	14,540,401	10,642,397
Maturities of investment securities held-to-maturity	2,911,956	—
Purchases of investment securities available-for-sale	(31,989,882)	(33,736,651)
Purchases of investment securities held-to-maturity	2,003,750)	—
Purchases of restricted equity securities	(552,500)	(550,000)
Proceeds from sales of investment securities available-for-sale	566,270	22,987,491
Proceeds from sale of loans and leases	5,717,978	4,314,892
Loans originated, net of principal repayments	(11,588,197)	(10,230,914)
Purchases of premises and equipment	(403,778)	(48,444)
Additions to other real estate owned	(144,212)	—
Proceeds from sale of repossessed assets	464,556	—

Net cash used in investing activities	(22,481,158)	(7,914,229)

Cash flows from financing activities:
Increase in securities sold under repurchase agreements	$2,472,051	$8,932
Sale of treasury stock	57,943	88,785
Exercise of stock options	375,000	—
Increase in other borrowings	11,490,500	11,000,000
Increase (decrease) in deposits	6,844,150	(3,611,037)

Net cash provided by financing activities	21,239,644	7,486,680

Net decrease in cash and cash equivalents	(299,306)	(352,178)
Cash and cash equivalents, beginning of period	2,016,910	5,935,536

Cash and cash equivalents, end of period	$1,717,604	$5,583,358

See notes to consolidated financial statements.

CNB HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2003
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements for CNB Holdings, Inc. (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-QSB. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine and three month periods ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. For further information, refer to the financial statements and footnotes included in the Company’s consolidated financial statements and footnotes thereto for the year ended December 31, 2002, included in the Company’s Form 10-KSB.

The consolidated financial statements include the account of the Company and its wholly owned subsidiary, Chattahoochee National Bank (the “Bank”), with all significant intercompany accounts and transactions eliminated in consolidation.

NOTE 2 – EARNINGS PER COMMON SHARE

     Earnings per share is computed by dividing net income or available to common shareholders by the weighted average number of share outstanding during the period, which totaled 1,082,242 shares for the nine months and 1,089,786 for the three months ended September 30, 2003. For the same periods in 2002, the average number of shares outstanding totaled 1,062,629 and 1,069,259 for the nine months and the three months ended September 30, 2002, respectively.

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Nine Months Ended
	September 30,

	2003	2002

Basic Earnings Per Share:
Weighted average common shares outstanding	1,082,242	1,062,629

Net income	$527,483	$112,686

Basic earnings per share	$0.49	$0.11

Diluted Earnings Per Share:
Weighted average common shares outstanding	1,082,242	1,062,629
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	13,298	—

Total weighted average common shares and common stock equivalents outstanding	1,095,540	1,062,629

Net income	$527,483	$112,686

Diluted earnings per share	$0.48	$0.11

	Three Months Ended
	September 30,

	2003	2002

Basic Earnings Per Share:
Weighted average common shares outstanding	1,089,786	1,069,259

Net income	$278,079	$10,226

Basic earnings per share	$0.26	$0.01

Diluted Earnings Per Share:
Weighted average common shares outstanding	1,089,786	1,069,259
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	49,923	—

Total weighted average common shares and common stock equivalents outstanding	1,139,709	1,069,259

Net income	$278,079	$10,226

Diluted earnings per share	$0.24	$0.01

NOTE 3 — STOCK COMPENSATION PLANS

At September 30, 2003, the Company has stock-based employee compensation plans. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30,		FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30,

	2003	2002	2003	2002

Net income, as reported	$527,483	$112,686	$278,079	$10,226
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(54,201)	(4,720)	(51,263)	—

Pro forma net income	$473,282	$107,966	$226,816	$10,226

Earnings per share:
Basic — as reported	$0.49	$0.11	$0.26	$0.01

Basic — pro forma	$0.44	$0.10	$0.21	$0.01

Diluted — as reported	$0.48	$0.11	$0.24	$0.01

Diluted — pro forma	$0.43	$0.10	$0.20	$0.01

NOTE 4 — LOANS AND LEASES RECEIVABLE

     Major classifications of loans and leases are as follows in thousands (000):

	SEPTEMBER 30, 2003	DECEMBER 31, 2002

Commercial Loans	$27,099	$28,937
Real Estate — construction	49,575	27,644
Real Estate — mortgage	11,256	23,788
Leasing financing	1,518	2,922
Installment Loans	2,075	2,627

Total Loans	91,523	85,918
Less: Deferred loan fees and costs	177	152
Less: Allowance for loans and lease losses	977	918

Loans and leases receivable, net	$90,369	$84,848

NOTE 5 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income-market valuation reserve on investment securities available-for-sale and cash flow hedges is as follows:

		Cash Flow
	Securities	Hedges	Total

Beginning balance — January 1, 2003	$10,360	$(24,213)	$(13,853)
Current — period change	(250,268)	(14,815)	(265,083)

Ending balance — September 30, 2003	$(239,908)	$(39,028)	$(278,936)

NOTE 6 — NEW ACCOUNTING PRONOUNCEMENTS

ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

There are no recent accounting pronouncements that have had, or are expected to have, a material effect on the Company’s financial statements.

NOTE 7 — MERGER AGREEMENT WITH FIRST CAPITAL BANCORP, INC.

     On September 24, 2003, the Company and First Capital Bancorp, Inc., a bank holding company based in Norcross, Georgia, entered into an Agreement and Plan of Merger whereby First Capital will merge with and into the Company. First Capital’s shareholders will receive shares of Company common stock for each share of First Capital common stock they own, resulting in an expected issuance of approximately 2.8 million shares of Company common stock on a fully diluted basis. The merger is subject to various terms and conditions, including shareholder and regulatory approvals and is expected to close by the end of the second quarter of 2004. The merger will be accounted for as a purchase.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
First Capital Bancorp, Inc. and Subsidiaries
Norcross, Georgia

     We have audited the accompanying consolidated balance sheets of First Capital Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancorp, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 14 to the consolidated financial statements, in accordance with the requirements of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, the Company changed its method of accounting for derivative instruments and hedging activities effective January 1, 2001.

/s/ MAULDIN & JENKINS, LLC

Atlanta, Georgia
February 14, 2003

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS
Cash and due from banks	$7,118,731	$6,951,561
Interest-bearing deposits in other banks	—	2,500,000
Federal funds sold and overnight investments	636,233	1,335,356
Cash and cash equivalents	7,754,964	10,786,917
Securities available-for-sale	66,359,699	37,589,584
Securities held-to-maturity (fair values of $21,792,637 and $— in 2002 and 2001, respectively)	21,506,973	—
Other investments	4,607,906	3,100,173
Loans, net	273,621,370	205,390,071
Premises and equipment, net	384,993	367,960
Deferred income taxes	1,393,993	1,499,548
Accrued interest receivable and other assets	2,247,965	2,373,251

Total assets	$377,877,863	$261,107,504

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$13,976,102	$9,382,963
Interest-bearing	244,676,743	176,594,647

	258,652,845	185,977,610

Federal funds purchased and securities sold under repurchase agreements	15,700,000	7,995,248
Convertible subordinated debentures	2,688,000	2,688,000
Advances from Federal Home Loan Bank	69,373,000	41,000,000
Notes payable	4,000,000	4,400,000
Other liabilities and accrued expenses	2,408,387	2,228,977
Company guaranteed trust preferred securities	6,200,000	—

Total liabilities	359,022,232	244,289,835

Commitments and contingencies
Stockholders’ equity:
Series A Preferred stock, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $1.00 par value; 10,000,000 shares authorized; 208 shares issued and outstanding	208	208
Additional paid-in capital	5,831,654	5,831,654
Retained earnings	12,738,351	11,034,864
Accumulated other comprehensive income (loss)	285,418	(49,057)

Total stockholders’ equity	18,855,631	16,817,669

Total liabilities and stockholders’ equity	$377,877,863	$261,107,504

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Interest Income
Loans, including fees	$15,717,016	$16,945,644
Securities	3,542,704	3,726,274
Federal funds sold and other interest-bearing deposits	76,704	348,214

Total interest income	19,336,424	21,020,132

Interest expense
Deposits	6,509,581	9,004,349
Other borrowings	3,894,878	3,223,792

Total interest expense	10,404,459	12,228,141

Net interest income	8,931,965	8,791,991
Provision for loan losses	425,000	480,000

Net interest income after provision for loan losses	8,506,965	8,311,991

Noninterest income
Loan servicing fee income	6,192	8,933
Service charges on deposit accounts	89,507	136,778
Gain on sale of securities	257,955	18,741
Gain on floor	—	299,788
Gain on sale of floor	—	48,060
Gain on sale of interest rate swap	141,000	—
License fee income	265,325	—
Other	24,343	11,796

Total noninterest income	784,322	524,096

Noninterest expense
Salaries and employee benefits	4,006,318	2,875,523
Occupancy and equipment	543,017	688,050
Equity in loss of other investment	—	138,514
Other operating expenses	1,646,958	1,487,199

Total noninterest expense	6,196,293	5,189,286

Income before income taxes	3,094,994	3,646,801
Income tax expense	1,091,507	1,297,741

Income before accounting change	2,003,487	2,349,060
Cumulative effect of accounting change, net of income taxes of $98,965	—	175,937

Net income	$2,003,487	$2,524,997

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Basic earnings per common share:
Income before accounting change	$9,648	$11,323
Cumulative effect of accounting change	—	848

Net income	$9,648	$12,171

Diluted earnings per common share:
Income before accounting change	$8,541	$9,786
Cumulative effect of accounting change	—	702

Net income	$8,541	$10,488

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Net income	$2,003,487	$2,524,997

Other comprehensive income:
Unrealized holding gains arising during period, net of tax of $281,006 and $738,461, respectively	499,566	1,436,889
Reclassification adjustment for gains realized in net income, net of tax of $92,864 and $6,747, respectively	(165,091)	(11,994)

Other comprehensive loss	334,475	1,424,895

Comprehensive income	$2,337,962	$3,949,892

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

					Accumulated
	Series A		Additional		Other
	Preferred	Common	Paid-In	Retained	Comprehensive
	Stock	Stock	Capital	Earnings	Income (Loss)	Total

Balance December 31, 2000	$—	$205	$5,829,177	$8,810,233	$(1,473,952)	$13,165,663
Net income	—	—	—	2,524,997	—	2,524,997
Other comprehensive income	—	—	—	—	1,424,895	1,424,895
Exercise of stock options	—	9	478,403	—	—	478,412
Stock repurchase, common	—	(6)	(575,769)	—	—	(575,775)
Common dividend declared	—	—	—	(300,366)	—	(300,366)
Tax benefit of nonqualified common stock options exercised	—	—	99,843	—	—	99,843

Balance December 31, 2001	—	208	5,831,654	11,034,864	(49,057)	16,817,669
Net income	—	—	—	2,003,487	—	2,003,487
Other comprehensive income	—	—	—	—	334,475	334,475
Exercise of stock options	—	8	787,395	—	—	787,403
Stock repurchase, common	—	(8)	(787,395)	—	—	(787,403)
Common dividend declared	—	—	—	(300,000)	—	(300,000)

Balance December 31, 2002	$—	$208	$5,831,654	$12,738,351	$285,418	$18,855,631

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

OPERATING ACTIVITIES
Net income	$2,003,487	$2,524,997
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of accounting change	—	(274,902)
Depreciation and amortization	217,563	302,398
Provision for loan losses	425,000	480,000
Deferred income taxes (benefits)	(82,586)	(130,495)
Net gain on sales of securities	(257,955)	(18,741)
Equity in loss of other investment	—	138,514
(Gain) loss on sale of premises and equipment	10,745	(1,387)
Gain on sale of interest rate swap	(141,000)	—
Gain on floor	—	(299,788)
Gain on sale of floor	—	(48,060)
Net amortization (accretion) on securities	449,080	(359,304)
Stock compensation	332,002	114,365
Decrease in interest receivable	6,791	1,277,422
Increase (decrease) in interest payable	83,070	(307,857)
Net other operating activities	355,835	43,037

Net cash provided by operating activities	3,402,032	3,440,199

INVESTING ACTIVITIES
Proceeds from sales of securities available-for-sale	12,674,335	3,331,463
Purchases of securities available-for-sale	(54,087,649)	(5,976,043)
Proceeds from maturities of securities available-for-sale	13,122,139	30,668,612
Proceeds from maturities of securities held-to-maturity	4,023,567	499,811
Purchases of securities held-to-maturity	(25,677,989)	—
Purchase of other investments	(1,507,733)	(58,206)
Capital contribution in investee	—	(119,125)
Proceeds from sale of floor	—	831,000
Net increase in loans	(68,656,299)	(25,168,501)
Proceeds from sale of premises and equipment	26,103	17,453
Purchase of premises and equipment	(271,444)	(218,239)

Net cash provided by (used in) investing activities	(120,354,970)	3,808,225

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

FINANCING ACTIVITIES
Net increase (decrease) in deposits	$72,675,235	$(12,336,607)
Net increase in federal funds purchases and securities sold under repurchase agreements	7,704,752	969,354
Repayment of note payable	(400,000)	(1,100,000)
Repurchase of common stock	(787,403)	(575,775)
Proceeds from advances from Federal Home Loan Bank	28,373,000	6,000,000
Proceeds from issuance of trust preferred securities	6,200,000	—
Proceeds from exercise of common stock options	455,401	364,047
Cash dividends paid on common stock	(300,000)	(300,366)

Net cash provided by (used in) financing activities	113,920,985	(6,979,347)

Net increase (decrease) in cash and cash equivalents	(3,031,953)	269,077

Cash and cash equivalents, at beginning of year	10,786,917	10,517,840

Cash and cash equivalents, at end of year	$7,754,964	$10,786,917

SUPPLEMENTAL DISCLOSURES
Cash paid for:
Interest	$9,638,488	$12,481,740

Income taxes	$1,146,679	$1,440,431

SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
Tax benefit of exercised options	$—	$99,843

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of First Capital Bancorp, Inc and Subsidiaries (the “Company”) conform to generally accepted accounting principles and to general practice within the banking industry. The following is a description of the more significant of those policies the Company follows in preparing and presenting its financial statements.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly-owned subsidiaries, First Capital Bank (the “Bank”), Capital Financial Software, LLC (“CFS”), a limited liability company which markets and provides support of its accounting software package used by bankruptcy trustees and First Capital Statutory Trust I, a grantor trust formed to issue cumulative trust preferred securities. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred taxes.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash equivalents include cash and due from banks, cash items in process of collection, federal funds sold, overnight investments and interest-bearing deposits in banks, all of which mature within ninety days. Cash flows from loans, deposits, federal funds purchased and securities sold under repurchase agreements are reported net.

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank based on a percentage of deposits. The total of those reserve balances was approximately $649,000 at December 31, 2002.

Securities and Other Investments

Debt securities that management has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as available-for-sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Equity securities, including restricted equity securities, without a readily determinable fair value are classified as other investments and recorded at cost.

Purchase premiums and discounts are recognized in interest income using the interest method over the term of the securities. Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of held-to-maturity, available-for-sale securities, and other investments below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Trust preferred securities are financial instruments that combine the characteristics of both equity instruments and debt instruments. These securities carry a fixed rate and are noncallable for five years or more with original maturities of 30 years or greater similar to debt instruments; however, the securities are subordinated to the issuer’s senior liabilities similar to equity instruments. As an investment, trust preferred securities offer relatively high yields when compared to other types of issues with similar maturities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities and Other Investments (Continued)

The Company invests in investment grade (top four categories) or nonrated securities. The issuer of the nonrated securities must meet specific underwriting guidelines established by the Company. Prior to purchase, a full prospectus is required along with yield and credit analyses of the issuer. In addition, the Company performs quarterly reviews of each issuer. At December 31, 2002, four securities were rated below investment grade.

In 2002, the Company purchased the remaining 50% ownership of CFS for $55,000. The purchase price of $55,000 is recorded as an intangible. The intangible asset consists of customer relationships that, as of December 31, 2002, have been determined to have an indefinite life. The intangible asset is evaluated annually for changes in life and impairment. Prior to 2002, the Company’s investment in CFS was accounted for using the equity method. Under the equity method, the investment was initially recorded at cost. Subsequently, the carrying amount of the investment was increased to reflect the Company’s share of income of the investee, reduced to reflect the Company’s share of losses of the investee, or reduced to reflect dividends received from the investee.

Real Estate Investments

The Company’s real estate investments result from acquisition, development and construction (ADC) lending arrangements in which the Company and the Bank have committed and extended loans to borrowers to acquire and develop residential property. The Company is providing secondary loans to these borrowers that result in substantially all of the necessary funds to acquire, develop and construct the properties being provided collectively by the Company and the Bank. Additionally, in certain cases, the Company is participating in residual profits. Therefore, these ADC arrangements are considered real estate investments because the risks and rewards associated with these loans are similar to those associated with an investment in real estate. Such real estate investments are accounted for using the equity method and recorded as loans in the consolidated balance sheet.

Loans

Loans are reported at their outstanding principal balances less deferred loan fees and the allowance for loan losses. Loan fees, net of certain direct origination costs, are deferred and amortized over the estimated terms of the loans using the straight-line method. Interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding. Accrual of interest is discontinued on loans that become past due 90 days or more and for which collateral is inadequate to cover principal and interest, or immediately if management believes, after considering economic and business conditions and collection efforts, that a borrower’s financial condition is such that collection is doubtful. When a loan is placed on nonaccrual status, all previously accrued but uncollected interest is reversed against current period interest income. Future collections are applied first to principal and then to interest until such loans are brought current, at which time, loans may be returned to accrual status.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans (Continued)

The Company has sold guaranteed portions of SBA loans in the SBA secondary market and continues to service these sold loans. Gains or losses on guaranteed portions of SBA loans which are sold are recorded in noninterest income, based on the net proceeds received and the basis in the portion of the loan sold. The basis in the portion of the loan sold is determined by allocating a portion of the loan carrying value to the portion sold based on its fair value, relative to the fair value of the portion of the loan retained and the related servicing asset, if any. No servicing asset is recognized because the Company estimates that the benefits of servicing approximate adequate compensation for the Company’s servicing responsibilities.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, review of specific problem loans, past loan loss experience, and secondary repayment sources such as liquidation of collateral on specific loans.

Substantially all of the Company’s loans are secured by real estate in metropolitan Atlanta, Georgia and are heavily concentrated in commercial real estate, multi-family and single-family construction, and acquisition and development loans. Accordingly, the ultimate collectibility of a substantial portion of the Company’s loan portfolio is susceptible to changes in real estate market conditions in the metropolitan Atlanta area.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. Semi-annually, the adequacy of the allowance for loan losses is evaluated by independent external reviews. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

A loan is considered impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Rate Floor

The Company had an interest rate floor agreement to manage interest rate risk on its floating interest rate loan portfolio. The premium paid for the interest rate floor agreement was amortized as a reduction to interest income over the term of the agreement. During 2001, the Company sold the interest rate floor, recognizing a gain on sale of $48,060.

Interest Rate Swap

During 2002, the Company entered into an interest rate swap agreement to manage interest rate risk on a portion of its other borrowings. The Company sold the swap during the second quarter, recognizing a gain on sale of $141,000.

Stock Compensation Plans

At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 12. The Company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under the plan had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Years Ended December 31,

	2002	2001

	(Dollars in thousands,
	except per share amounts)

Net income, as reported	$2,003	$2,525
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(27)	(154)

Pro forma net income	$1,976	$2,371

Earnings per share:
Basic — as reported	$9,648	$12,171

Basic — pro forma	$9,518	$11,428

Diluted — as reported	$8,541	$10,488

Diluted — pro forma	$8,432	$9,874

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share are computed by dividing income before cumulative effect of accounting change and net income by the weighted-average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing income before cumulative effect of accounting change and net income by the sum of the weighted-average number of shares of common stock and potential common stock, such as options and convertible debentures.

Presented below is a summary of the components used to calculate basic and diluted earnings per share.

			Per Share Amounts

			Income
			Before
			Cumulative
			Effect of
			Accounting
			Change	Accounting	Net
	Numerator	Denominator	December 31, 2002	Change	Income

Income before cumulative effect of accounting change	$2,003,487	207.6649	$9,648	—	$9,648
Effect of dilutive securities:
Convertible debentures	105,108	32.0000
Options	—	7.2041

Diluted earnings per share	$2,108,595	246.8690	$8,541	—	$8,541

	December 31, 2001

Income before cumulative effect of accounting change	$2,349,060	207.4676	$11,323	$848	$12,171
Effect of dilutive securities:
Convertible debentures	107,049	32.0000
Options	—	11.5017

Diluted earnings per share	$2,456,109	250.9693	$9,786	$702	$10,488

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards

In June 2001, the FASB issued SFAS No. 141, “Business Combinations,” and SFAS No. 142. “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations consummated after June 30, 2001 be accounted for by the purchase method unless the combination was initiated on or prior to that date and it meets the conditions to be accounted by the pooling-of-interests method in accordance with APB Opinion No. 16, “Business Combinations.” Under SFAS No. 142, goodwill and intangible assets that management concludes have indefinite useful lives will no longer be amortized, but will be subject to impairment tests performed at least annually. SFAS No. 142 also requires the Company to perform a transitional impairment test of all previously recognized goodwill and to assign all recognized assets and liabilities to reporting units. Other identifiable intangible assets will continue to be amortized over their useful lives. The adoption of SFAS 141 and 142 did not significantly affect the operations of the Company for the year ended December 31, 2002.

NOTE 2.	SECURITIES AND OTHER INVESTMENTS

The amortized cost and fair value of securities are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Securities available-for-sale:
December 31, 2002
U. S. Treasury notes and obligations of U. S Government agencies	$33,771,818	$407,055	$—	$34,178,873
Trust preferred securities	12,208,753	214,590	(360,677)	12,062,666
Mortgage-backed securities	17,164,803	187,262	(34,215)	17,317,850
Corporate bonds	276,704	23,606	—	300,310
Equity securities	2,491,656	8,344	—	2,500,000

	$65,913,734	$840,857	$(394,892)	$66,359,699

December 31, 2001
U. S. Treasury notes and obligations of U. S Government agencies	$20,114,140	$572,806	$(55)	$20,686,891
Trust preferred securities	13,071,476	109,555	(773,887)	12,407,144
Mortgage-backed securities	1,000,000	20,400	—	1,020,400
Corporate bonds	988,964	—	(13,816)	975,148
Equity securities	2,491,656	8,345	—	2,500,001

	$37,666,236	$711,106	$(787,758)	$37,589,584

Securities held-to-maturity:
December 31, 2002
Mortgage-backed securities	$21,506,973	$285,664	$—	$21,792,637

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2.	SECURITIES AND OTHER INVESTMENTS (Continued)

The amortized cost and fair value of debt securities available-for-sale and held-to-maturity, exclusive of trust preferred securities and equity securities, at December 31, 2002, by contractual maturity are shown below. Maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available-for-Sale		Securities Held-to-Maturity

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due within one year	$11,604,644	$11,725,425	$—	$—
Due from one to five years	21,167,174	21,387,711	—	—
Due from five to ten years	1,000,000	1,065,737	—	—
Due after ten years	276,704	300,310	—	—
Mortgage-backed securities	17,164,803	17,317,850	21,506,973	21,792,637

	$51,213,325	$51,797,033	$21,506,973	$21,792,637

Securities with a carrying value of approximately $73,004,000 and $24,207,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits, Federal Home Loan Bank advances, bankruptcy deposits and securities sold under repurchase agreements.

Gains and losses on sales of securities available-for-sale consist of the following:

	Years Ended December 31,

	2002	2001

Gross gains	$325,345	$62,831
Gross losses	(67,390)	(44,090)

Net realized gains	$257,955	$18,741

Other investments are summarized as follows:

	December 31,

	2002	2001

Unrestricted equity securities:
The Business Development Corporation of Georgia, Inc. stock	$58,206	$58,206
Capital Financial Software, LLC	—	26,967
Capitol City Bancshares, Inc. stock	25,000	25,000
Restricted equity securities:
Federal Home Loan Bank stock	4,461,200	2,926,500
Community Financial Services, Inc. stock	63,500	63,500

	$4,607,906	$3,100,173

For the year ended December 31, 2001, the Company recorded losses relating to its investment in CFS of $138,514 and made capital contributions of $119,125 to CFS. Total assets at December 31, 2002 and 2001 were $32,840 and $36,967, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	LOANS

The composition of loans is summarized as follows:

	December 31,

	2002	2001

Commercial	$18,909,188	15,510,924
Commercial — A&D and construction	33,512,582	18,898,519
1-4 Family residential — A&D and construction	78,096,516	63,259,852
Multi-family residential — A&D and construction	9,280,181	7,666,388
Commercial mortgage	102,465,011	69,813,354
1-4 Family residential mortgage	15,996,418	20,846,547
Multi-family residential mortgage	19,268,588	12,505,388
Consumer	337,101	418,900

	277,865,585	208,919,872
Less:
Deferred loan fees	(888,067)	(598,653)
Allowance for loan losses	(3,356,148)	(2,931,148)

Loans, net	$273,621,370	$205,390,071

Changes in the allowance for loan losses are as follows:

	Years Ended December 31,

	2002	2001

Balance, beginning of year	$2,931,148	$2,408,467
Provision for loan losses	425,000	480,000
Loans charged off	—	(9,757)
Recoveries of loans previously charged off	—	52,438

Balance, end of year	$3,356,148	$2,931,148

At December 31, 2002 and 2001, the Company had real estate acquisition and development loans to certain borrowers totaling $1,989,487 and $1,350,000, respectively. Such loans have been accounted for as real estate investments because the risks and rewards associated with these loans are similar to those associated with an investment in real estate.

The following is a summary of information pertaining to impaired loans:

	As of and for the Years Ended
	December 31,

	2002	2001

Impaired loans without a valuation allowance	$—	$—
Impaired loans with a valuation allowance	464,076	—

Total impaired loans	$464,076	$—

Valuation allowance related to impaired loans	$696	$—

Average investment in impaired loans	$161,120	$—

Interest income recognized on impaired loans	$15,881	$—

Nonaccrual loans	$464,076	$—

Loans past due ninety days or more and still accruing	$78,072	$83,887

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3.	LOANS (Continued)

In the ordinary course of business, the Company has direct and indirect loans outstanding to certain executive officers, directors and their related interests. Management believes such loans are made in the ordinary course of business on substantially the same credit terms, including interest rate and collateral requirements, as those prevailing at the time for comparable transactions with other customers. The following is a summary of activity in loans outstanding to officers, directors and their associates for the year ended December 31, 2002:

Balance, December 31, 2001	$6,841,544
New loans	4,518,217
Principal repayments	(590,243)

Balance, December 31, 2002	$10,769,518

NOTE 4.	PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,

	2002	2001

Leasehold improvements	$237,731	$235,334
Furniture and equipment	1,451,564	1,329,870
Automobiles	196,808	111,257

	1,886,103	1,676,461
Less accumulated depreciation	(1,501,110)	(1,308,501)

	$384,993	$367,960

Leases

The Bank leases its banking facilities under an operating lease which can be cancelled with 180 days written notice. The lease term is for five years. The rental payment is based on square footage and is subject to change periodically. The total minimum rental commitment under the lease is as follows:

2003	$139,730
2004	143,903
2005	148,177
2006	152,655

$584,465

The rental expense for the years ended December 31, 2002 and 2001 was $146,764 and $141,181, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5.	DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $97,315,377 and $66,620,385, respectively. The scheduled maturities of time deposits at December 31, 2002 are as follows:

2003	$129,212,895
2004	23,925,029
2005	12,633,749
2006	9,207,522
2007	3,183,790

$178,162,985

At December 31, 2002 and 2001, the Company has deposits from certain directors, executive officers and their related interests totaling approximately $26,470,600 and $19,400,500, respectively.

NOTE 6.	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature from one to thirty days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2002 and 2001 were $-0- and $6,445,248, respectively.

NOTE 7.	CONVERTIBLE SUBORDINATED DEBENTURES

The Company has issued convertible subordinated debentures that bear interest at prime (4.25% at December 31, 2002), with a cap of 10.50% and a floor of 6.50% and mature seven years from the date of issuance. The total amount outstanding at December 31, 2002 and 2001 was $2,688,000.

The subordinated debentures are convertible into the Company’s common stock at a conversion price of $84,000 per share. The subordinated debentures are convertible upon change of control of the Company; if the Company’s accumulated losses exceed the sum of the retained earnings and additional paid-in capital of the Company; and at any time up to and on the maturity date provided that if the Company is an S corporation on the conversion date, the holder must be an eligible shareholder of an S corporation. The holder must convert the subordinated debentures on the maturity date if the Company is not an S corporation on the maturity date.

NOTE 8.	ADVANCES FROM THE FEDERAL HOME LOAN BANK

The Company has a line of credit totaling $150,887,906, representing 40% of the Bank’s total assets at December 31, 2002, from the Federal Home Loan Bank of Atlanta. At December 31, 2002, the Bank has pledged as collateral $6,330,549 in first mortgage loans, $25,501,198 in commercial real estate loans, and $63,196,943 in securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.	ADVANCES FROM THE FEDERAL HOME LOAN BANK (Continued)

At December 31, 2002 and 2001, the Company had the following advances outstanding:

	2002	2001

6.91% fixed rate maturing May 12, 2003	$15,000,000	$15,000,000
6.07% fixed rate maturing June 9, 2003	5,000,000	5,000,000
5.31% fixed rate maturing December 17, 2003	5,000,000	5,000,000
5.71% fixed rate maturing September 28, 2004	10,000,000	10,000,000
4.92% fixed rate maturing October 24, 2007	2,000,000	2,000,000
5.16% fixed rate maturing October 24, 2008	2,000,000	2,000,000
5.31% fixed rate maturing October 26, 2009	2,000,000	2,000,000
3.75% fixed rate maturing July 23, 2012	25,000,000	—
1.30% variable rate maturing July 22, 2003	3,373,000	—

	$69,373,000	$41,000,000

NOTE 9.	NOTES PAYABLE

Notes payable consist of the following:

	December 31,

	2002	2001

Note payable to The Bankers Bank at prime minus 75 basis points with a floor of 4.25% or 4.25% at December 31, 2002, collateralized by common stock of the Bank	$4,000,000	$—
Note payable to The Bankers Bank, principal due in 10 annual installments and interest paid quarterly at prime minus 50 basis points or 4.25% at December 31, 2001 collateralized by common stock of the Bank	—	4,400,000

	$4,000,000	$4,400,000

Contractual maturities of other borrowings as of December 31, 2002 are as follows:

2003	$—
2004	—
2005	400,000
2006	400,000
2007	400,000
Thereafter	2,800,000

$4,000,000

The loan agreements contain covenants and restrictions, the most significant of which pertain to the maintenance of certain capital and loan loss allowance levels and limitations on incurring debt. At December 31, 2002 and 2001, the Company was in compliance with all of these covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10.	TRUST PREFERRED SECURITIES

In 2002, the Company formed a wholly-owned grantor trust to issue cumulative trust preferred securities in a private placement offering. The grantor trust has invested the proceeds of the trust preferred securities in subordinated debentures of the Company. The trust preferred securities can be redeemed, in whole or in part, from time to time, prior to maturity at the option of the Company on or after January 17, 2007. The sole assets of the guarantor trust are the Subordinated Debentures of the Company (the Debentures). The Debentures have the same interest rate (9%) as the trust preferred securities. The Company has the right to defer interest payments on the Debentures up to ten consecutive semi-annual periods (five years), so long as the Company is not in default under the subordinated debentures. Interest compounds during the deferral period. No deferral period may extend beyond the maturity date.

The preferred securities are subject to redemption, in whole or in part, upon repayment of the subordinated debentures at maturity on January 15, 2032 or their earlier redemption. The Company has the right to redeem the debentures, in whole or in part, from time to time, on or after January 17, 2007, at a redemption price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest.

The Company has guaranteed the payment of all distributions the Trust is obligated to make, but only to the extent the Trust has sufficient funds to satisfy those payments. The Company and the Trust believe that, taken together, the obligations of the Company under the Guarantee Agreement, the Trust Agreement, the Subordinated Debentures, and the Indenture provide, in the aggregate, a full, irrevocable and unconditional guarantee of all of the obligations of the Trust under the Preferred Securities on a subordinated basis.

The Company is required by the Federal Reserve Board to maintain certain levels of capital for bank regulatory purposes. The Federal Reserve Board has determined that certain cumulative preferred securities having the characteristics of trust preferred securities qualify as minority interest, which is included in Tier 1 capital for bank and financial holding companies. In calculating the amount of Tier l qualifying capital, the trust preferred securities can only be included up to the amount constituting 25% of total Tier 1 capital elements (including trust preferred securities). Such Tier 1 capital treatment provides the Company with a more cost-effective means of obtaining capital for bank regulatory purposes than if the Company were to issue preferred stock.

The trust preferred securities and the related Debentures were issued on January 17, 2002. Both financial instruments bear an identical annual rate of interest of 9%. Distributions on the trust preferred securities are paid semi-annually on January 15 and July 15 of each year, beginning July 15, 2002. Interest on the Debentures is paid on the corresponding dates. The aggregate principal amount of trust preferred certificates outstanding at December 31, 2002 was $6,200,000. The aggregate principal amount of Debentures outstanding at December 31, 2002 was $6,392,000.

NOTE 11.	INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31,

	2002	2001

Current	$1,174,093	$1,527,201
Deferred	(82,586)	(130,495)

Income tax expense	$1,091,507	$1,396,706

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.	INCOME TAXES (Continued)

The Company’s income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31,

	2002	2001

Tax provision at statutory rate	$1,052,298	$1,333,379
State income taxes	62,283	71,715
Other items, net	(23,074)	(8,388)

Income tax expense	$1,091,507	$1,396,706

The components of deferred income taxes are as follows:

	December 31,

	2002	2001

Deferred tax assets:
Loan loss reserves	$1,156,317	$995,939
Equity in loss of investor	4,675	10,698
Operating loss carryforwards	273,280	345,018
Securities available-for-sale	—	27,594
Depreciation	120,268	120,299

	1,554,540	1,499,548

Deferred tax liabilities:
Securities available-for-sale	160,547	—

Net deferred tax assets	$1,393,993	$1,499,548

At December 31, 2002, the Company has remaining tax loss carryforwards of approximately $673,000 and $1,192,000 for federal and state income tax purposes, respectively, which begin to expire in 2006. The use of these carryforwards is limited to future consolidated taxable earnings of the Company and to annual limitations imposed by the Internal Revenue Code. The Company may use no more than approximately $190,000 annually of its remaining federal and state operating loss carryforwards.

NOTE 12.	STOCK COMPENSATION PLAN

The Company has an incentive stock option plan (the “1994 Plan”) with 52.78 shares of the Company’s common stock reserved for awards to key employees and directors of the Company and the Bank. Under the provisions of the 1994 Plan, the option price is determined by a committee of the Board of Directors at the time of grant and may not be less than 100% of the fair market value of the common stock on the date of grant of such option. When granted, these options typically vest on the date of grant for all Company directors and over a five-year period for all Company and Bank employees. All options must be exercised within a ten-year period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12.	STOCK COMPENSATION PLAN (Continued)

Other pertinent information related to the 1994 Plan is as follows:

	2002		2001

		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	30.84	$60,755	36.19	$51,183
Granted	2.69	91,886	8.11	80,000
Exercised	(8.47)	53,150	(9.28)	38,405
Forfeited	(2.20)	65,000	(4.18)	64,856

Outstanding at end of year	22.86	66,830	30.84	60,755

Options exercisable at end of year	17.66	$63,383	21.84	$57,819

Weighted-average fair value of options granted during the year		$15,979		$26,691

	Options Outstanding			Options Exercisable

		Weighted-
		Average			Weighted-
		Remaining	Weighted-		Average
Range of	Number	Contractual	Average	Number	Exercise
Exercise Prices	Outstanding	Life	Exercise Price	Exercisable	Price

$29,700 - $44,100	3.35	2.5 years	$36,446	3.35	$36,446
$52,500 - $70,000	8.71	5.2 years	58,516	7.51	57,426
$80,000 - $93,000	10.80	8.5 years	82,965	6.80	83,237

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001

Dividend yield	1.57%	.94%
Expected life	10 years	10 years
Expected volatility	.01%	.01%
Risk-free interest rate	3.88%	5.58%

NOTE 13.	EMPLOYEE BENEFIT PLAN

The Company has a retirement plan qualified pursuant to Internal Revenue Code Section 401(k). The plan covers substantially all employees subject to certain minimum age and service requirements. Contributions to the plan by employees are voluntary. The Company may match part of the employee’s contributions subject to annual approval by the Board of Directors. Contributions to the plan charged to expense for the years ended December 31, 2002 and 2001 was $61,861 and $70,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14.	CUMULATIVE EFFECT OF ACCOUNTING CHANGE

In June 1998, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 133. In June 2000, the FASB issued SFAS No. 138, an Amendment of SFAS 133. SFAS No. 133 and SFAS No. 138 modified the criteria for identifying derivative instruments and required that derivatives, whether in stand-alone contracts or, in certain cases, those embedded into other contracts, be recorded at their fair value as assets or liabilities on the consolidated balance sheet. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair values, cash flows, or foreign currencies. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss is reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change.

Upon initial adoption of SFAS No. 133 January 1, 2001, the Bank recorded a cumulative transition gain of $175,937, after-tax, into net income, which was the result of certain derivative instruments that did not meet the conditions for hedge accounting pursuant to SFAS No. 133. In accordance with the transition provisions of SFAS No. 133, the total cumulative effect is shown on the consolidated statement of income as a cumulative effect of accounting change.

The cumulative effect of accounting change reflects a pretax gain of $274,902 ($175,937 after-tax) related to changes in the fair value of an interest rate floor from the purchase date to January 1, 2001, the adoption date of SFAS No. 133. Included in income before accounting change on the consolidated statement of income for the year ended December 31, 2001 is $299,788 pretax income ($192,494 after-tax) related to changes in the fair value of the interest rate floor for the period from January 1, 2001 to April 5, 2001, the date of sale. Included in income before accounting change on the consolidated statement of income is a pretax gain on sale of the interest rate floor of $48,060.

NOTE 15.	COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees written. Such commitments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. In most cases, the Company requires collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained for commitments to extend credit is based on management’s credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15.	COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing standby letters of credit and financial guarantees written is essentially the same as that involved in extending loan facilities to customers. Substantially all standby letters of credit and financial guarantees written are secured.

A summary of the Company’s commitments is as follows:

	December 31,

	2002	2001

Commitments to extend credit	$59,336,000	$64,265,000
Standby letters of credit	3,933,000	2,366,000

	$63,269,000	$66,631,000

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company’s consolidated financial statements. There was no pending litigation at December 31, 2002.

NOTE 16.	REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2002, approximately $1,407,000 of retained earnings were available for dividend declaration without regulatory approval

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2002 and 2001, the Company and the Bank met all capital adequacy requirements to which they are subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16.	REGULATORY CAPITAL REQUIREMENTS (Continued)

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company’s and Bank’s actual capital amounts and ratios are presented in the following table.

					To Be Well
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)
As of December 31, 2002:
Total Capital to Risk Weighted Assets:
Consolidated	$30,514	9.57%	$25,511	8%	N/A	N/A
Bank	$33,617	10.55%	$25,497	8%	$31,871	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$24,395	7.65%	$12,756	4%	N/A	N/A
Bank	$30,256	9.49%	$12,748	4%	$19,122	6%
Tier I Capital to Average Assets:
Consolidated	$24,395	6.57%	$14,861	4%	N/A	N/A
Bank	$30,256	8.16%	$14,833	4%	$18,541	5%
As of December 31, 2001:
Total Capital to Risk Weighted Assets:
Consolidated	$22,146	9.33%	$18,980	8%	N/A	N/A
Bank	$25,387	10.73%	$18,928	8%	$23,660	10%
Tier I Capital to Risk Weighted Assets:
Consolidated	$16,522	6.96%	$9,490	4%	N/A	N/A
Bank	$22,452	9.49%	$9,464	4%	$14,196	6%
Tier I Capital to Average Assets:
Consolidated	$16,522	6.33%	$10,433	4%	N/A	N/A
Bank	$22,452	8.64%	$10,397	4%	$12,996	5%

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The Company in estimating fair value disclosures for financial instruments used the following methods and assumptions.

Cash Equivalents: Fair value equals carrying value of such assets due to short-term maturities of these instruments.

Securities: The fair value for securities is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Other Investments: The fair value of other investments approximates carrying value. It is not practicable to estimate the fair value of the Company’s investment in Capitol City Bancshares, Inc.; however, management expects that the fair value would exceed carrying value.

Loans: For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

The fair value of all other loans is calculated using discounted cash flows by loan type. The discount rate used to determine the present value of the loan portfolio is an estimated market rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company’s historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value.

Deposits: Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amounts of all other deposits, by definition, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements: Fair value approximates the carrying amount of such liabilities due to their short-term nature.

Convertible Subordinated Debentures: Fair value approximates carrying value of the convertible subordinated debentures due to their variable interest rate at December 31, 2002.

Advances from Federal Home Loan Bank: The fair value of advances from the Federal Home Loan Bank is calculated by discounting contractual cash flows using an estimated interest rate based on current rates available to the Company for debt of similar remaining maturities and collateral terms.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Notes Payable: Fair value approximates the carrying value of the notes payable due to its variable interest rate.

Trust Preferred Securities: The fair value of the Company’s fixed rate trust preferred securities approximates the carrying value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17.	FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Commitments: Fair values of the Company’s off-balance sheet financial instruments are based on fees currently charged to enter into similar agreements. Since the majority of the Company’s off-balance sheet instruments consist of nonfee-producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

The estimated fair values and related carrying amounts of the Company’s financial instruments were as follows:

	December 31, 2002		December 31, 2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(Dollars in Thousands)
Assets:
Cash and cash equivalents	$7,755	$7,755	$10,787	$10,787
Securities	87,867	88,153	37,590	37,590
Other investments	4,608	4,608	3,100	3,100
Loans, net	273,626	281,588	204,040	208,589
Accrued interest receivable	1,676	1,676	1,683	1,683
Liabilities:
Deposits	258,653	261,869	185,978	189,971
Federal funds purchased and securities sold under repurchase agreements	15,700	15,700	7,995	7,995
Convertible subordinated debentures	2,688	2,688	2,688	2,688
Advances from Federal Home Loan Bank	69,373	70,880	41,000	41,582
Notes payable	4,000	4,000	4,400	4,400
Trust preferred securities	6,200	6,200	—	—
Accrued interest payable	1,122	1,122	1,084	1,084

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.	PARENT COMPANY FINANCIAL INFORMATION

The condensed balance sheets of First Capital Bancorp, Inc. as of December 31, 2002 and 2001 and statements of income and cash flows for the years then ended are as follows:

CONDENSED BALANCE SHEETS

	2002	2001

Assets
Cash	$742,856	$426,702
Investment in bank subsidiary	30,847,635	22,747,754
Investment in Capital Financial Software	22,840	—
Other investments	88,500	115,467
Real estate investments	263,519	350,000
Accrued interest receivable and other assets	281,476	427,947

Total assets	$32,246,826	$24,067,870

Liabilities and Stockholders’ Equity
Liabilities
Convertible subordinated debentures	$2,688,000	$2,688,000
Note payable	4,000,000	4,400,000
Other liabilities and accrued expenses	503,195	162,201
Trust preferred securities	6,200,000	—

Total liabilities	13,391,195	7,250,201

Stockholders’ equity:
Series A Preferred stock, 5,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $1 par value, 10,000,000 shares authorized; 208 shares issued and outstanding	208	208
Additional paid-in capital	5,831,654	5,831,654
Retained earnings	12,738,351	11,034,864
Accumulated other comprehensive income (loss)	285,418	(49,057)

Total stockholders’ equity	18,855,631	16,817,669

Total liabilities and stockholders’ equity	$32,246,826	$24,067,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.	PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2002	2001

Income
Interest and fees	$465,607	$348,647
Dividends from bank subsidiary	850,000	1,600,000
Dividend income	1,599	2,394
Other	545	—

Total income	1,317,751	1,951,041

Expense
Interest	749,442	504,153
Salaries and employee benefits	768,850	549,219
Equity in loss of other investment	—	138,514
Other	61,911	27,779

	1,580,203	1,219,665

Income (loss) before income tax benefit and equity in undistributed earnings of subsidiaries	(262,452)	731,376
Income tax benefit	492,160	327,813

Income before equity in undistributed earnings of subsidiaries	229,708	1,059,189
Equity in undistributed earnings of subsidiaries	1,773,779	1,465,808

Net income	$2,003,487	$2,524,997

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18.	PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2002	2001

OPERATING ACTIVITIES
Net income	$2,003,487	$2,524,997
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(1,773,779)	(1,465,808)
Equity in loss of other investment	—	138,514
Stock compensation	332,002	114,365
Net other operating activities	542,465	(36,903)

Net cash provided by operating activities	1,104,175	1,275,165

INVESTING ACTIVITIES
Capital contribution in investee	(187,500)	(119,125)
Capital contributions to bank subsidiary	(5,800,000)	—
Proceeds from sale of real estate investment	—	196,250
Decrease in real estate investment	86,481	—
Purchase of minority interest of Capital Financial Software, LLC	(55,000)	—

Net cash provided by (used in) investing activities	(5,956,019)	77,125

FINANCING ACTIVITIES
Repayment of note payable	(400,000)	(1,100,000)
Repurchase of common stock	(787,403)	(575,775)
Proceeds from issuance of trust preferred securities	6,200,000	—
Proceeds from exercise of common stock options	455,401	364,047
Cash dividends paid on common stock	(300,000)	(300,366)

Net cash provided by (used in) financing activities	5,167,998	(1,612,094)

Net increase (decrease) in cash	316,154	(259,804)
Cash at beginning of the year	426,702	686,506

Cash at end of the year	$742,856	$426,702

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

September 30,
2003

(Unaudited)
ASSETS
Cash and due from banks	$6,091,280
Interest-bearing deposits in other banks	—
Federal funds sold and overnight investments	1,138,430
Investment securities Securities available-for-sale, at fair value	105,770,032
Securities held-to-maturity, estimated fair value of $11,669,063	11,555,171
Other investments	5,613,907
Loans net of deferred loan fees and allowance for loan losses of $3,306,148	272,315,509
Premises and equipment	370,425
Other assets	5,050,700

Total assets	$407,905,454

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits:
Noninterest-bearing demand	$23,174,503
Interest-bearing demand and money market	70,703,174
Time deposits of $100,000 or more	92,607,151
Other time deposits	82,598,483

Total deposits	269,083,311

Federal funds purchased and securities sold under repurchase agreements	—
Convertible subordinated debentures	2,688,000
Advances from the Federal Home Loan Bank of Atlanta	105,142,800
Notes payable	4,000,000
Other liabilities	1,634,883
Company guaranteed trust preferred securities	6,200,000

Total liabilities	388,748,994

Stockholders’ equity:
Series A Preferred stock, par value not stated, 5,000,000 shares authorized, no shares issued and outstanding	—
Common stock, par value $1.00 per share, 10,000,000 shares authorized, 208 shares issued and outstanding	208
Additional paid-in capital	5,831,654
Retained earnings	13,637,089
Accumulated other comprehensive income (loss)	(312,491)

Total stockholders’ equity	19,156,460

Total liabilities and stockholders’ equity	$407,905,454

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Nine Months Ended
	September 30,

	2003	2002

Interest income:
Loans and leases, including fees	$11,512,439	$11,351,563
Investment securities:
U.S. Treasury and Government agencies	615,373	870,749
Mortgage Backed securities	1,431,132	521,851
Other investments	955,190	1,076,482
Interest bearing deposits in banks	—	5,907
Federal funds sold and overnight investments	25,762	67,626

Total interest income	14,539,896	13,894,178

Interest expense:
Interest bearing demand and money market	395,997	479,402
Time deposits of $100,000 or more	2,703,411	2,537,681
Other time deposits	1,882,382	1,754,448
Other borrowings	2,982,266	2,719,471

Total interest expense	7,964,056	7,491,002

Net interest income	6,575,840	6,403,176
Provision for loan losses	100,000	315,000

Net interest income after provision for loan losses	6,475,840	6,088,176

Other income:
Service charges on deposit accounts	60,462	62,177
Loan servicing fee income	4,139	4,856
Gains (losses) on the sale of securities available for sale	(28,237)	257,955
Gain on sale of interest rate swap	—	141,000
License fee income	176,426	—
Other income	37,177	2,263

Total other income	249,967	468,251

Other expenses:
Salaries and employee benefits	3,167,468	2,662,440
Occupancy and equipment	427,809	399,188
Other expense	1,366,228	1,423,892

Total other expenses	4,961,505	4,485,520

Net income before income tax	1,764,302	2,070,907
Income tax expense	640,563	726,050

Net income	$1,123,739	$1,344,857

Basic earnings per share	$5,411.31	$6,476.09

Fully diluted earnings per share	$4,895.30	$5,753.41

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)

	Nine Months Ended
	September 30,

	2003	2002

Net income	$1,123,739	$1,344,857
Other comprehensive income (loss):
Unrealized holding gains on securities available for sale:
Unrealized holding gains (losses) arising during the period, Unrealized holding gains (losses) arising during the period, net of tax of ($346,489) and $241,137, respectively	(615,980)	428,688
Reclassification adjustment for (gains) losses included in net income, net of tax of ($10,166) and $92,864, respectively	18,071	(165,091)

Other comprehensive income (loss)	(597,909)	263,597

Comprehensive income	$525,830	$1,608,454

See accompanying notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

	2003	2002

Cash flows from operating activities:
Net income	$1,123,739	$1,344,857
Adjustments to reconcile net income to net cash provided by operating activities:
Net amortization of investment securities	792,350	218,681
Depreciation and amortization of premises and equipment	147,395	153,532
Net (gain) loss on sales of available for sale securities	28,237	(257,955)
Net (gain) loss on sale of premises and equipment	(9,675)	10,845
Gain on sale of interest rate swap	—	(141,000)
Provision for loan losses	100,000	315,000
Stock compensation	—	332,002
Decrease (increase) in other assets	(81,654)	32,086
Decreases in other liabilities	(773,502)	(200,431)

Net cash provided by operating activities	1,326,890	1,807,617

Cash flows from investing activities:
Proceeds from maturities of investment securities available-for-sale	29,487,500	9,325,000
Principal repayments from mortgage-backed securities	31,204,580	1,916,185
Purchases of investment securities available-for-sale	(93,710,947)	(50,686,092)
Purchases of investment securities held-to-maturity	(250,000)	(25,677,989)
Purchases of other investments	(1,006,001)	(1,621,834)
Proceeds from sales of investment securities available-for-sale	2,055,517	12,674,336
Net (increase) decrease in loans	215,095	(48,263,102)
Purchases of premises and equipment	(134,741)	(171,887)
Proceeds from sale of premises and equipment	11,588	24,055

Net cash used in investing activities	(32,127,409)	(102,481,328)

Cash flows from financing activities:
Net increase in deposits	$10,430,466	$64,398,130
Decrease in federal funds purchased and securities sold under repurchase agreements	(15,700,000)	(7,995,248)
Net proceeds of advances from Federal Home Loan Bank	35,769,800	42,281,000
Proceeds from issuance of trust preferred securities	—	6,200,000
Net decrease in note payable	—	(2,400,000)
Repurchase of common stock	—	(787,403)
Proceeds from exercise of common stock options	—	455,401
Cash dividends paid on common stock	(225,001)	(225,002)

Net cash provided by financing activities	30,275,265	101,926,878

Net increase (decrease) in cash and cash equivalents	(525,254)	1,253,167
Cash and cash equivalents, beginning of period	7,754,964	10,786,917

Cash and cash equivalents, end of period	$7,229,710	$12,040,084

See notes to consolidated financial statements.

FIRST CAPITAL BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 2003
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

     The accompanying unaudited consolidated financial statements for First Capital Bancorp, Inc. (“First Capital”) have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the financial statements and footnotes included in First Capital’s consolidated financial statements and footnotes thereto for the year ended December 31, 2002.

     The consolidated financial statements include the accounts of First Capital and its wholly owned subsidiaries, First Capital Bank (the “Bank”), Capital Financial Software, LLC (“CFS”), a limited liability company which markets and provides support of its accounting software used by bankruptcy trustees and First Capital Statutory Trust I, a grantor trust formed to issue cumulative trust preferred securities. Significant intercompany accounts and transactions have been eliminated in consolidation.

NOTE 2 — EARNINGS PER COMMON SHARE

     Earnings per share is computed by dividing net income available to common stockholders by the weighted average number of shares outstanding during the period, which totaled 207.6649 shares for the nine months ended September 30, 2003. For the same period in 2002, the average number of shares outstanding totaled 207.6649.

     Presented below is a summary of the components used to calculate basic and fully diluted earnings per common share.

	Nine Months Ended
	September 30,

	2003	2002

Basic Earnings Per Share:
Weighted average common shares outstanding	207.6649	207.6649
Net income	$1,123,739	$1,344,857
Basic earnings per share	$5,411.31	$6,476.09
Fully Diluted Earnings Per Share:
Weighted average common shares outstanding	207.6649	207.6649
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	5.2685	7.9440
Net effect of the assumed conversion of subordinated convertible debentures	32.0000	32.00
Total weighted average common shares and common stock equivalents outstanding	244.9334	247.6089
Net income adjusted for the effect of the assumed conversion of subordinated convertible debentures	$1,199,023	$1,424,595
Fully Diluted Earnings Per Share	$4,895.30	$5,753.41

NOTE 3 — STOCK COMPENSATION PLANS

     First Capital has an incentive stock option plan. First Capital accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if First Capital had applied the fair value recognition provisions of SFAS Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Nine Months Ended
	September 30,

	2003	2002

Net income, as reported	$1,123,739	$1,344,857
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	31,689	21,195
Pro forma net income	$1,092,050	$1,323,662
Earnings per share:
Basic — as reported	$5,411.31	$6,476.09
Basic — pro forma	5,258.71	6,374.03
Fully diluted — as reported	4,895.30	5,753.41
Fully diluted — pro forma	$4,765.92	$5,667.81

NOTE 4 — LOANS

     Major classifications of loans are as follows:

          (Dollars in thousands)

September 30, 2003

Type of Loan
Real estate construction	$120,968
Real estate mortgage	144,525
Other loans	10,815

Subtotal	276,308
Less: Deferred loan fees and costs	686
Less: Allowance for possible loan losses	3,306

Loans, net	$272,316

APPENDIX A

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 24, 2003, by and between First Capital Bancorp, Inc. (“First Capital”), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Norcross, Georgia, and CNB Holdings, Inc. (“CNB”), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Alpharetta, Georgia.

Preamble

     The Boards of Directors of First Capital and CNB are of the opinion that the transaction described herein is in the best interest of the parties and their respective shareholders. This Agreement provides for the merger of First Capital with and into CNB (the “Merger”). At the effective time of the Merger, the outstanding shares of the capital stock of First Capital shall be converted into the right to receive shares of the common stock of CNB (except as provided herein). As a result, shareholders of First Capital shall become shareholders of CNB. The transaction described in this Agreement is subject to the approvals of the shareholders of First Capital, the shareholders of CNB, the Board of Governors of the Federal Reserve System, and the Department of Banking and Finance of the State of Georgia, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     Immediately following the Closing of the Merger, First Capital Bank (“Bank”), a financial institution organized under the laws of the State of Georgia, First Capital Statutory Trust I, a Connecticut statutory trust, and Capital Financial Software, LLC, a limited liability company organized under the laws of the State of Georgia, all wholly-owned subsidiaries of First Capital, with their respective main offices located in Norcross, Georgia, will remain in existence under their respective Articles of Incorporation and Bylaws, as in effect immediately prior to the Effective Time, as wholly-owned subsidiaries of CNB.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties, intending to be legally bound, agree as follows:

ARTICLE I
TRANSACTION AND TERMS OF MERGER

     1.1    Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, First Capital shall be merged with and into CNB in accordance with the provisions of Section 14-2-1101 of the GBCC and with the effect provided in Section 14-2-1106 of the GBCC. CNB shall be the Surviving Corporation resulting from the Merger and the separate existence of First Capital shall cease. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of First Capital and CNB.

     1.2    Time and Place of Closing. The Closing will take place at 9:30 a.m. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:30 a.m.), or at such other time as the Parties, acting through their Chief Executive Officers, may mutually agree. The place of Closing shall be at the offices of Troutman Sanders LLP, Atlanta, Georgia, or such other place as may be mutually agreed upon by the Parties.

     1.3    Effective Time. The Merger contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the Chief Executive Officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of each Party, voting separately, approve this Agreement, or (iii) such later date as may be mutually agreed upon in writing by the Chief Executive Officers of each Party.

     1.4    Execution of Support Agreements. Immediately prior to the execution of this Agreement and as a condition hereto, each of the executive officers and directors of each Party is executing and delivering to the other Party a Support Agreement in substantially the form as attached hereto as Exhibit A.

ARTICLE 2
TERMS OF MERGER

     2.1    Articles of Incorporation. The Articles of Incorporation of CNB in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed.

     2.2    Bylaws. The Bylaws of CNB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

     2.3    Directors. Upon the Effective Time, CNB shall have 12 directors determined as follows:

              (a)     Immediately prior to the Effective Time, all but six directors of CNB will resign as directors of CNB. The Board of Directors of CNB by majority vote shall select those six directors who shall not resign as directors of CNB. Such remaining directors shall be apportioned evenly among Class I, Class II and Class III directors. In the event any such nominee of the current Board of Directors of CNB shall not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining directors appointed by the current Board of Directors of CNB, by majority vote, shall appoint a replacement director or directors to serve out the remaining portion of the term; and

              (b)     Six of the resulting vacancies on the Board of Directors of CNB will be filled by those six nominees designated by the Board of Directors of First Capital such that two nominees will fill Class I vacancies, two nominees will fill Class II vacancies and two nominees will fill Class III vacancies. In the event any such nominee of the First Capital Board of Directors shall not serve his or her full term for any reason whatsoever prior to the 2004 CNB Annual Shareholders Meeting, the remaining directors appointed by the First Capital Board of Directors, by majority vote, shall appoint a replacement director or directors to serve out the remaining portion of the term.

     2.4    Officers. The officers of CNB in office immediately prior to the Effective Time, shall serve as the officers of CNB from and after the Effective Time in accordance with the Bylaws of CNB except the officers who shall serve in the offices and capacities as follows:

              (a)     W. David Sweatt, Chairman;

              (b)     William R. Blanton, Vice-Chairman and Chief Operating Officer; and

              (c)     H. N. Padget, Jr., President and Chief Executive Officer.

ARTICLE 3
MANNER OF CONVERTING SHARES

     3.1    Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

              (a)     Each share of CNB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time; and

              (b)     Subject to adjustment as outlined below and the conditions set forth herein, each share of First Capital Common Stock issued and outstanding at the Effective Time (excluding shares held by CNB or any of its Subsidiaries or by First Capital, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by First Capital shareholders who perfect their dissenters’ rights of appraisal as provided in Section 3.4 of this Agreement) shall be exchanged for Ten thousand three hundred eighty two (10,382) shares of CNB Common Stock. The aggregate number of shares of CNB Common Stock issuable pursuant to the immediately preceding sentence is sometimes hereinafter referred to as the “Merger Consideration.”

              (c)     As of the Effective Time, each share of First Capital Common Stock as set forth in Section 3.1(b) of this Agreement shall cease to be outstanding and each holder of a certificate representing any such shares of First Capital Common Stock shall cease to have any rights with respect thereto, except the right to receive such holders’ pro rata portion of the Merger Consideration and any cash in lieu of fractional shares of CNB Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 4.1 of this Agreement, without interest.

     3.2    Anti-Dilution Provisions. In the event First Capital or CNB changes the number of shares of First Capital Common Stock or CNB Common Stock, respectively, issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date therefor (in the case of a stock split or similar recapitalization) shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted.

     3.3    Shares Held by First Capital or CNB. Each of the shares of First Capital Common Stock held by First Capital or by any CNB Companies, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

     3.4    Dissenting Shareholders. Each holder of shares of First Capital Common Stock or CNB Common Stock, as the case may be, shall be entitled to exercise dissenters’ rights of appraisal in accordance with and as contemplated by Sections 14-2-1301 et seq. of the GBCC. Any holder of shares of First Capital Common Stock or CNB Common Stock, as the case may be, who perfects his dissenter’s right of appraisal in accordance with and as contemplated by Sections 14-2-1301 et seq. of the GBCC shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCC and surrendered to the appropriate Party the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of either Party fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, such Party shall issue and deliver the consideration to which such holder of shares of the common stock of such Party is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing the shares of either Party the common stock of such Party held by him.

     3.5    Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of First Capital Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of CNB Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CNB Common Stock multiplied by the market value of one share of CNB Common Stock at the Effective Time. The market value of one share of CNB Common Stock at the Effective Time shall be the last sales price of CNB Common Stock on the OTCBB on the last business day preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

     3.6    Conversion of Stock Options.

              (a)     At the Effective Time, all rights with respect to First Capital Common Stock pursuant to stock options (the “First Capital Options”) granted by First Capital under the First Capital Bancorp, Inc. 1994 Stock Incentive Plan (the “First Capital Option Plan”), which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to CNB Common Stock, and CNB shall assume each First Capital Option in accordance with the terms of the First Capital Option Plan and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each First Capital Option assumed by CNB may be exercised solely for shares of CNB Common Stock, (ii) the number of shares of CNB Common Stock subject to such First Capital Option shall be equal to the product of the number of shares of First Capital Common Stock subject to such First Capital Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iii) the per share exercise price under each such First Capital Option shall be adjusted by dividing the per share exercise price under each such First Capital Option by the Exchange Ratio and rounding up to the nearest cent. First Capital agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

              (b)     All restrictions or limitations on transfer with respect to First Capital Common Stock awarded under the First Capital Option Plan or any other plan, program or arrangement of any First Capital Company, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program or arrangement, shall remain in full force and effect with respect to shares of CNB Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

              (c)     Shares of CNB Common Stock to be issued upon exercise of First Capital Options shall be the subject of a timely filed and effective Form S-8 registration statement covering such shares.

ARTICLE 4
EXCHANGE OF SHARES

     4.1    Exchange Procedures. Within 20 days after the Effective Time, CNB shall, as exchange agent, mail to the former shareholders of First Capital appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of First Capital Common Stock shall pass, only upon proper delivery of such certificates to CNB). After the Effective Time, each holder of shares of First Capital Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters’ rights of appraisal have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to CNB and shall within 20 days after surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of First Capital Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of CNB Common Stock to which such holder may be otherwise entitled (without interest). CNB shall not be obligated to deliver the consideration to which any former holder of First Capital Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of First Capital Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of First Capital Common Stock so surrendered shall be duly endorsed as CNB may require. Any other provision of this Agreement notwithstanding, CNB shall not be liable to a holder of First Capital Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2    Rights of Former Shareholders. At the Effective Time, the stock transfer books of First Capital shall be closed as to holders of First Capital Common Stock immediately prior to the Effective Time, and no transfer of First Capital Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of First Capital Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of First Capital shall be entitled to vote after the Effective Time at any meeting of CNB shareholders the number of whole shares of CNB Common Stock into which their respective shares of First Capital Common Stock are converted, regardless of whether such holders have exchanged their certificates representing First Capital Common Stock for certificates representing CNB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by CNB on the CNB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of CNB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of First Capital Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such First Capital Common Stock certificate, both the CNB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF FIRST CAPITAL

     First Capital hereby represents and warrants to CNB as follows:

     5.1    Organization, Standing and Power. First Capital is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and is duly registered as a bank holding company under the BHC Act. First Capital has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. No First Capital Company owns any property or conducts any business outside of the State of Georgia which would require any of them to be qualified as a foreign corporation in any jurisdiction. Bank is duly registered as a financial institution under the Laws of the State of Georgia.

     5.2    Authority; No Breach By Agreement.

              (a)     First Capital has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of First Capital, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of First Capital Common Stock entitled to vote at the First Capital Meeting. Subject to the Consents of Regulatory Authorities and First Capital Shareholder approval, this Agreement represents a legal, valid and binding obligation of First Capital, enforceable against First Capital in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b)     Except for any requirements under the First Capital 9% Trust Preferred Securities due 2032, neither the execution and delivery of this Agreement by First Capital nor the consummation by First Capital of the transactions contemplated hereby, nor compliance by First Capital with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of First Capital’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any First Capital Company under, any Contract or Permit of any First Capital Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(a) and (b) of this Agreement, violate any Law or Order applicable to any First Capital Company or any of their respective Assets.

              (c)     No notice to, filing with or Consent of any public body or authority is necessary for the consummation by First Capital of the Merger and the transaction contemplated in this Agreement other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and rules of the NASD, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) under the HSR Act, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital.

     5.3    Capital Stock and Other Securities.

              (a)     The authorized capital stock of First Capital consists of 10,000,000 shares of First Capital Common Stock and 5,000,000 shares of preferred stock. As of June 30, 2003, there were 207.6656 shares of First Capital Common Stock issued and outstanding and no shares of First Capital preferred stock issued and outstanding. As of June 30, 2003, 29.8205 shares of First Capital Common Stock were reserved for issuance upon the exercise of issued and outstanding stock options under the First Capital Option Plan and 269.4861 shares of First Capital Common Stock would be issued and outstanding at the Effective Time (assuming that all the First Capital Options are exercised and the First Capital Debentures are converted prior to the Effective Time). All of the issued and outstanding shares of capital stock of First Capital are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of First Capital has been issued in violation of any preemptive rights of the current or past shareholders of First Capital.

              (b)     Except as provided pursuant to the First Capital Options and the First Capital Debentures, there are no shares of capital stock or other equity securities of First Capital outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of First Capital or contracts, commitments, understandings or arrangements by which First Capital is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     5.4    First Capital’s Subsidiaries. Other than Bank, First Capital Statutory Trust I and Capital Financial Software, LLC, First Capital has no subsidiaries.

     5.5    Financial Statements, etc.

              (a)     First Capital has Previously Disclosed, and delivered to CNB prior to the execution of this Agreement, copies of all First Capital Financial Statements for periods ended prior to the date hereof and will deliver to CNB copies of all First Capital Financial Statements and monthly financial statements for First Capital prepared subsequent to the date hereof. The First Capital Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or will be, if dated after the date of this Agreement, in accordance with the books and records of First Capital, which are or will be, materially complete and correct and which have been or will have been maintained in accordance with good business practices, and (ii) present or will present fairly the financial position of First Capital as of the dates indicated and the results of operations, changes in shareholders’ equity and cash flows of First Capital for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring period-end adjustments that are not Material). To the Knowledge of First Capital, (i) the First Capital Financial Statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the First Capital Financial Statements not misleading with respect to the periods covered by them and (ii) the First Capital Financial Statement fairly present, in all material respects, the financial condition, results of operations and cash flows of First Capital as of, and for, the periods covered by them.

              (b)     First Capital’s external auditor is and has been throughout the periods covered by the First Capital Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (y) “independent” with respect to First Capital within the meaning of Regulation S-X and, with respect to First Capital, and (z) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related Rules of the SEC and the Public Company Accounting Oversight Board. Schedule 5.5 lists all non-audit services performed by First Capital’s auditors since 2001.

              (c)     Each First Capital Company maintains accurate books and records reflecting its respective assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of First Capital and to maintain accountability for First Capital’s consolidated assets; (iii) access to First Capital’s consolidated assets is permitted only in accordance with management’s authorization; (iv) the reporting of First Capital’s consolidated assets is compared with existing assets at regular intervals; (v) accounts, notes and other receivables and inventory are recorded accurately; and (vi) proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

     5.6    Absence of Undisclosed Liabilities. No First Capital Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any First Capital Company, except Liabilities which are accrued or reserved against in the consolidated balance sheets of First Capital as of December 31, 2002 and June 30, 2003 included in the First Capital Financial Statements or reflected in the notes thereto. No First Capital Company has incurred or paid any Liability since June 30, 2003, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital.

     5.7    Absence of Certain Changes or Events. Since June 30, 2003, except as Previously Disclosed, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital (ii) no First Capital Company has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of First Capital provided in Article 7 of this Agreement, and (iii) each First Capital Company has conducted its respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     5.8    Tax Matters.

              (a)     All Tax returns required to be filed by or on behalf of any First Capital Company have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 2002, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on First Capital, and all returns filed are complete and accurate in all Material respects to the Knowledge of First Capital. All Taxes shown on filed returns have been paid as of the date of this Agreement, and there is no audit, examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on First Capital, except as reserved against in the First Capital Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

              (b)     No First Capital Company has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect, and no unpaid tax deficiency has been asserted in writing against or with respect to any First Capital Company, which deficiency is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital.

              (c)     Adequate provision for any Taxes due or to become due by any First Capital Company for the period or periods through and including the date of the respective First Capital Financial Statements has been made and is reflected on such First Capital Financial Statements.

              (d)     Deferred Taxes of each First Capital Company has been provided for in accordance with GAAP. Effective January 1, 1993, each First Capital Company adopted Financial Accounting Standards Board Statement 109, “Accounting for Income Taxes.”

              (e)     Each First Capital Company is in compliance with, and their respective records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital.

              (f)     No First Capital Company has made any payments, is obligated to make any payments or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

              (g)     There are no Material Liens with respect to Taxes upon any of the Assets of any First Capital Company.

              (h)     Except with respect to the “ownership change” in 1993, which ownership change limits the use of net operating loss carry forwards to which First Capital succeeded in connection with the acquisition of Paces Bank & Trust, there has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of any First Capital Company that occurred during or after any Taxable Period in which any First Capital Company incurred a net operating loss that carries over to any Taxable Period ending after December 31, 2002.

              (i)     No First Capital Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

              (j)     No First Capital Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9    Allowance. The Allowance shown on the consolidated balance sheets of First Capital included in the most recent First Capital Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of First Capital included in the First Capital Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of Bank and other extensions of credit by Bank as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Material Adverse Effect on First Capital.

     5.10    Assets. Except as Previously Disclosed or as disclosed or reserved against in the First Capital Financial Statements, each First Capital Company has good and marketable title, free and clear of all Liens, to all of their respective Assets. All Material tangible properties used in the businesses of each First Capital Company are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with each First Capital Company’s past practices except for deficiencies that are not likely to have individually or in the aggregate a Material Adverse Effect on the First Capital Companies. All Assets which are Material to the First Capital Companies’ respective businesses held under leases or subleases by each First Capital Company, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. Management believes that the policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of each First Capital Company provide adequate coverage against loss or Liability, and the fidelity and blanket bonds in effect as to which the First Capital Companies are a named insured are, in the reasonable belief of First Capital’s management, reasonably sufficient. No First Capital Company has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the First Capital Companies include all assets required to operate the respective businesses of the First Capital Companies as presently conducted.

     5.11    Environmental Matters.

                (a)     To the Knowledge of First Capital, the First Capital Companies, their respective Participation Facilities and Loan Properties are, and have been, in full compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies.

                (b)     There is no Litigation pending or, to the Knowledge of First Capital, threatened before any court, governmental agency, board, authority or other forum in which the First Capital Companies or any of their respective Participation Facilities and Loan Properties has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by the First Capital Companies or any of their respective Participation Facilities and Loan Properties, except for such Litigation pending or threatened which is not likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies.

                (c)     To the Knowledge of First Capital there is no reasonable basis for any Litigation of a type described in subsection (b), except such as is not likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies.

                (d)     To the Knowledge of First Capital during the period of (i) the First Capital Companies; ownership or operation of any of their respective current properties, (ii) the First Capital Companies’ participation in the management of any Participation Facility or (iii) the First Capital Companies’ holding of a security interest in a Loan Property, there have been no releases, spills or discharges of Hazardous Material or other conditions involving Hazardous Materials in, on, under or affecting any Participation Facility or Loan Property, except such as are not likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies.

     5.12    Compliance with Laws. Each First Capital Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital. No First Capital Company:

                (a)     is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies; nor

                (b)     except as Previously Disclosed, has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any First Capital Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any First Capital Company, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any First Capital Company, or (iii) requiring any First Capital Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its businesses, or in any manner relates to their respective capital adequacy, credit or reserve policies, management or the payment of dividends.

     5.13    Labor Relations. No First Capital Company is the subject of any Litigation asserting that any of them has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel any First Capital Company to bargain with any labor organization as to wages or conditions of employment, nor is any First Capital Company a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving either of them, pending or to their respective Knowledge threatened, nor to their respective Knowledge, is there any activity involving any First Capital Companies’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.14    Employee Benefit Plans.

                (a)     The First Capital Companies have Previously Disclosed, and delivered or made available to CNB prior to the execution of this Agreement, correct and complete copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any First Capital Companies or any Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which such persons are eligible to participate (collectively, the “First Capital Benefit Plans”). Any of the First Capital Benefit Plans which is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “First Capital ERISA Plan.” Each First Capital ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a “First Capital Pension Plan”. No First Capital Pension Plan is or has been a “multi-employer plan” within the meaning of Section 3(37) of ERISA. The First Capital Companies do not participate in either a multi-employer plan or a multiple employer plan.

                (b)     The First Capital Companies have delivered or made available to CNB prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such First Capital Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such First Capital Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters or Material advisory opinions issued by the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation after December 31, 2002, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any First Capital Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

                (c)     All First Capital Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital. Each First Capital ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS, and no First Capital Company is aware of any circumstances likely to reasonably result in revocation of any such favorable determination letter or failure of an First Capital ERISA Plan intended to satisfy Internal Revenue Code Section 401 to satisfy the Tax qualification provisions of the Internal Revenue Code applicable thereto. No First Capital Company has engaged in a transaction with respect to any First Capital Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date hereof, would subject any First Capital Company to a Material Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any First Capital Company.

                (d)     No First Capital Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan’s most recent actuarial valuation, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any First Capital Pension Plan, (ii) no change in the actuarial assumptions with respect to any First Capital Pension Plan, and (iii) no increase in benefits under any First Capital Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital or materially affect the funding status of any such plan. Neither any First Capital Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the First Capital Companies or the single-employer plan of any entity which is considered one employer with the First Capital Companies under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on First Capital. First Capital has not provided, and is not required to provide, security to a First Capital Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by any First Capital Companies except to the extent any failure to do so would not have a Material Adverse Effect on the First Capital Companies.

                (e)     Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the First Capital Companies with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on the First Capital Companies. Except as Previously Disclosed, no First Capital Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on the First Capital Companies. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any First Capital Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                (f)     Except as required under Title I, Part 6 of ERISA and Internal Revenue Code Section 4980 B, no First Capital Company has any obligations to provide health and life benefits under any of the First Capital Benefit Plans to former employees, and there are no restrictions on the rights of First Capital to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on the First Capital Companies.

                (g)     Except as Previously Disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby solely as a result of such actions, will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any officer, director or any employee of the First Capital Companies from the First Capital Companies under any First Capital Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any First Capital Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies.

                (h)     The actuarial present values of all accrued deferred compensation entitlements (including, without limitation, entitlements under any executive compensation, supplemental retirement, or employment agreement) of directors and employees and former directors and employees of the First Capital Companies and its respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the First Capital Financial Statements to the extent required by and in accordance with GAAP.

     5.15    Material Contracts. Except as Previously Disclosed or otherwise reflected in the First Capital Financial Statements, no First Capital Company nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any First Capital Company or the guarantee by any First Capital Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables, letters of credit and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto would be required to be filed as an exhibit to an First Capital Regulatory Report filed by First Capital with any Regulatory Authority as of the date of this Agreement that has not been filed by First Capital with any Regulatory Authority as an exhibit to any First Capital Regulatory Report for the fiscal year ended December 31, 2002 (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “First Capital Contracts”). With respect to each First Capital Contract, (i) the Contract is in full force and effect, (ii) no First Capital Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies, (iii) no First Capital Company has repudiated or waived any material provision of any such Contract, and (iv) no other party to any such Contract is, to the knowledge of the First Capital Companies, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies, or has repudiated or waived any Material provision thereunder. Except as Previously Disclosed, all of the indebtedness of the First Capital Companies for money borrowed is prepayable at any time by the First Capital Companies without penalty or premium.

     5.16    Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of the First Capital Companies, threatened against any First Capital Company, or against any Asset, interest or right of any of them that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against the First Capital Companies, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Capital.

     5.17    Reports. The First Capital Companies have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with Regulatory Authorities and any applicable state securities or banking authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the First Capital Companies. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, each such report and document did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.18    Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by the First Capital Companies or any Affiliate thereof to CNB pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by the First Capital Companies or any Affiliate thereof for inclusion in the Registration Statement to be filed by CNB with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by the First Capital Companies or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to the First Capital Companies’ shareholders and CNB shareholders in connection with the First Capital Meeting and the CNB Meeting, respectively, and any other documents to be filed by any First Capital Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of the First Capital Companies and CNB be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the First Capital Meeting and the CNB Meeting be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for either of such shareholders’ meetings. All documents any First Capital Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.19    Tax and Regulatory Matters. No First Capital Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section.

     5.20    State Takeover Laws. The First Capital Companies have taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable “moratorium,” “control share,” “fair price,” “business combination” or other state takeover Law.

     5.21    Articles of Incorporation Provisions. The First Capital Companies have taken all actions so that the entering into of this Agreement and the consummation of the Merger contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of the First Capital Companies (other than voting, dissenters’ rights of appraisal or other similar rights) or restrict or impair the ability of CNB or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of the First Capital Common Stock that may be acquired or controlled by it.

     5.22    Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the First Capital Companies’ own account, or for the account of Bank or its customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     5.23    Fairness Opinion. First Capital has received from the First Capital Financial Advisor an opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of First Capital from a financial point of view.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF CNB

     CNB hereby represents and warrants to First Capital as follows:

     6.1    Organization, Standing and Power. CNB is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and is duly registered as a bank holding company under the BHC Act. CNB has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. No CNB Company owns any property or conducts any business outside the State of Georgia which would require any of them to be qualified as a foreign corporation in any jurisdiction.

     6.2    Authority; No Breach By Agreement.

              (a)     CNB has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CNB subject to the approval of this Agreement by the holders of a majority of the outstanding shares of CNB Common Stock entitled to vote at the CNB Meeting. Subject to the Consents of Regulatory Authorities and CNB shareholder approval, this Agreement represents a legal, valid, and binding obligation of CNB, enforceable against CNB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b)     Neither the execution and delivery of this Agreement by CNB, nor the consummation by CNB of the transactions contemplated hereby, nor compliance by CNB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CNB’s Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CNB Companies under, any Contract or Permit of any CNB Companies, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1 (a) and (b) of this Agreement, violate any Law or Order applicable to any CNB Companies or any of their respective Assets.

              (c)     No notice to, filing with or Consent of any public body or authority is necessary for the consummation by CNB of the Merger and the other transactions contemplated in this Agreement other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and rules of the NASD, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) under the HSR Act, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

     6.3    Capital Stock.

              (a)     The authorized capital stock of CNB consists of 10,000,000 shares of CNB Common Stock and 10,000,000 shares of CNB preferred stock. As of June 30, 2003, there were 1,080,463 shares of CNB Common Stock issued and outstanding and no shares of CNB preferred stock issued and outstanding. As of June 30, 2003, 115,000 shares of CNB Common Stock were reserved for issuance upon the exercise of issued and outstanding stock options under the 1998 Incentive Stock Option Plan and 185,000 shares of CNB Common Stock are reserved under the CNB Holdings, Inc. Amended and Restated Non Qualified Stock Option Plan (collectively, the “CNB Option Plans”). All of the issued and outstanding shares of CNB Common Stock are, and all of the shares of CNB Common Stock to be issued in exchange for shares of First Capital Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of CNB Common Stock has been, and none of the shares of CNB Common Stock to be issued in exchange for shares of First Capital Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of CNB.

              (b)     Except as set forth in Section 6.3(a) of this Agreement, or as provided pursuant to the CNB Option Plans or as Previously Disclosed, as of the date of this Agreement, there are no shares of capital stock or other equity securities of CNB outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CNB or contracts, commitments, understandings or arrangements by which CNB is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     6.4    SEC Filings; Financial Statements.

              (a)     CNB has filed and made available to First Capital all forms, reports and documents required to be filed by CNB with the SEC since December 31, 2000 (collectively, the “CNB SEC Reports”). The CNB SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such CNB SEC Reports or necessary in order to make the statements in such CNB SEC Reports, in light of the circumstances under which they were made, not misleading. Except for CNB Subsidiaries that are registered as a broker, dealer or investment advisor or filings due to fiduciary holdings of the CNB Subsidiaries, none of the CNB Subsidiaries is required to file any forms, reports or other documents with the SEC;

              (b)     CNB’s external auditor is and has been throughout the periods covered by the CNB Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (y) “independent” with respect to CNB within the meaning of Regulation S-X and, with respect to CNB, and (z) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related Rules of the SEC and the Public Company Accounting Oversight Board. Schedule 6.4 lists all non-audit services performed by CNB’s auditors since 2001.

              (c)     CNB maintains accurate books and records reflecting its respective assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of CNB and to maintain accountability for CNB’s consolidated assets; (iii) access to CNB’s consolidated assets is permitted only in accordance with management’s authorization; (iv) the reporting of CNB’s consolidated assets is compared with existing assets at regular intervals; (v) accounts, notes and other receivables and inventory are recorded accurately; and (vi) proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

     6.5    Absence of Undisclosed Liabilities. None of the CNB Companies have any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any CNB Company, except Liabilities which are accrued or reserved against in the consolidated balance sheets of CNB as of December 31, 2002 and June 30, 2003 included in the CNB Financial Statements or reflected in the notes thereto. No CNB Companies have incurred or paid any Liability since June 30, 2003, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

     6.6    Absence of Certain Changes or Events. Since June 30, 2003, except as Previously Disclosed, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, and (ii) the CNB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of CNB provided in Article 7 of this Agreement, and (iii) the CNB Companies have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     6.7    Allowance. The Allowance shown on the consolidated balance sheets of CNB included in the most recent CNB Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of CNB included in the CNB Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the CNB Companies and other extensions of credit by the CNB Companies as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Material Adverse Effect on CNB.

     6.8    Assets. Except as Previously Disclosed or as disclosed or reserved against in the CNB Financial Statements, the CNB Companies each have good and marketable title, free and clear of all Liens, to all of their respective Assets. All Material tangible properties used in the business of the CNB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with the CNB Companies’ past practices except for deficiencies that are not likely to have individually or in the aggregate a Material Adverse Effect on the CNB Companies. All Assets which are Material to the CNB Companies’ respective businesses held under leases or subleases by the CNB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. Management believes that the policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of the CNB Companies provide adequate coverage against loss or Liability, and the fidelity and blanket bonds in effect as to which the CNB Companies are a named insured are, in the reasonable belief of the CNB Companies’ management, reasonably sufficient. No CNB Company has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or (ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of the CNB Companies include all assets required to operate the business of the CNB Companies as presently conducted.

     6.9    Environmental Matters.

              (a)     To the Knowledge of the CNB Companies, their respective Participation Facilities and Loan Properties are, and have been, in full compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the CNB Companies.

              (b)     There is no Litigation pending or, to the Knowledge of CNB, threatened before any court, governmental agency, board, authority or other forum in which the CNB Companies or any of their respective Participation Facilities and Loan Properties has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by either the CNB Companies or any of their respective Participation Facilities and Loan Properties, except for such Litigation pending or threatened which is not likely to have, individually or in the aggregate, a Material Adverse Effect on the CNB Companies.

              (c)     To the Knowledge of CNB there is no reasonable basis for any Litigation of a type described in subsection (b), except such as is not likely to have, individually or in the aggregate, a Material Adverse Effect on the CNB Companies.

              (d)     To the Knowledge of CNB during the period of (i) the CNB Companies’ ownership or operation of any of their respective current properties, (ii) the CNB Companies’ participation in the management of any Participation Facility or (iii) the CNB Companies’ holding of a security interest in a Loan Property, there have been no releases, spills or discharges of Hazardous Material or other conditions involving Hazardous Materials in, on, under or affecting any Participation Facility or Loan Property, except such as are not likely to have, individually or in the aggregate, a Material Adverse Effect on the CNB Companies.

     6.10    Compliance with Laws. Each of the CNB Companies has in effect all Permits necessary to own, lease or operate their Assets and to carry on their business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB. None of the CNB Companies:

                (a)     is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB; and

                (b)     except as Previously Disclosed, has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any of the CNB Companies are not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, or (iii) requiring any CNB Companies to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

     6.11    Labor Relations. No CNB Company is the subject of any Litigation asserting that any of them has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel the CNB Companies to bargain with any labor organization as to wages or conditions of employment, nor is any CNB Company a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving either of them, pending or to their respective Knowledge threatened, nor to their respective Knowledge, is there any activity involving the CNB Companies employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     6.12    Material Contracts. Except as Previously Disclosed or otherwise reflected in the CNB Financial Statements, neither the CNB Companies nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any CNB Company or the guarantee by any CNB Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables, letters of credit and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto would be required to be filed as an exhibit to a CNB Regulatory Report filed by CNB with any Regulatory Authority as of the date of this Agreement that has not been filed by CNB with any Regulatory Authority as an exhibit to any CNB Regulatory Report for the fiscal year ended December 31, 2002 (together with all Contracts referred to in Section 6.8 of this Agreement, the “CNB Contracts”). With respect to each CNB Contract, (i) the Contract is in full force and effect, (ii) no CNB Company is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, (iii) no CNB Company has repudiated or waived any material provision of any such Contract, and (iv) no other party to any such Contract is, to the knowledge of CNB, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, or has repudiated or waived any Material provision thereunder. Except as Previously Disclosed, all of the indebtedness of any CNB Company for money borrowed is prepayable at any time by CNB without penalty or premium.

     6.13    Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of the CNB Companies, threatened against any CNB Company, or against any Asset, interest or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any CNB Companies, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

     6.14    Reports. The CNB Companies have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with Regulatory Authorities and any applicable state securities or banking authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, each such report and document did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.15    Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any CNB Companies or any Affiliate thereof to First Capital pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any CNB Companies or any Affiliate thereof for inclusion in the Registration Statement to be filed by CNB with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any CNB Companies or any Affiliate thereof for inclusion in the Joint Proxy Statement to be mailed to First Capital shareholders and CNB shareholders in connection with the First Capital Meeting and the CNB Meeting, respectively, and any other documents to be filed by any CNB Companies or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of First Capital and CNB, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the First Capital Meeting and the CNB Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for either of such shareholders’ meetings. All documents that any CNB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.16    Tax and Regulatory Matters. No CNB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section 9.1(b).

     6.17    State Takeover Laws. CNB has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable “moratorium,” “control share,” “fair price,” “business combination” or other state takeover Law.

     6.18    Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for CNB’s own account, or for the account of any CNB Company or its customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     6.19    Fairness Opinion. CNB has received from CNB Financial Advisor an opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of CNB from a financial point of view.

     6.20    CNB’s Subsidiary. Other than Chattahoochee National Bank, CNB has no subsidiaries.

     6.21    Tax Matters.

                (a)     All Tax returns required to be filed by or on behalf of CNB have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 2002, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on CNB, and all returns filed are complete and accurate in all Material respects to the Knowledge of CNB. All Taxes shown on filed returns have been paid as of the date of this Agreement, and there is no audit, examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on CNB, except as reserved against in the CNB Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

                (b)     CNB has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect, and no unpaid tax deficiency has been asserted in writing against or with respect to CNB, which deficiency is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

                (c)     Adequate provision for any Taxes due or to become due by CNB for the period or periods through and including the date of the respective CNB Financial Statements has been made and is reflected on such CNB Financial Statements.

                (d)     Deferred Taxes of CNB have been provided for in accordance with GAAP. Effective as of its formation, CNB adopted Financial Accounting Standards Board Statement 109, “Accounting for Income Taxes.”

                (e)     CNB is in compliance with, and their respective records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

                (f)     CNB has not made any payments, is obligated to make any payments or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

                (g)     There are no Material Liens with respect to Taxes upon any of the Assets of CNB.

                (h)     There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of CNB that occurred during or after any Taxable Period in which CNB incurred a net operating loss that carries over to any Taxable Period ending after December 31, 2002.

                (i)     No CNB Company has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

                (j)     No CNB Company has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     6.22    Employee Benefit Plans.

                (a)     CNB has Previously Disclosed, and delivered or made available to the First Capital Companies prior to the execution of this Agreement, correct and complete copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA currently adopted, maintained by, sponsored in whole or in part by, or contributed to by CNB or any Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which such persons are eligible to participate (collectively, the “CNB Benefit Plans”). Any of the CNB Benefit Plans which is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “CNB ERISA Plan.” Each CNB ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the Internal Revenue Code or Section 3(35) of ERISA) is referred to herein as a “CNB Pension Plan”. No CNB Pension Plan is or has been a “multi-employer plan” within the meaning of Section 3(37) of ERISA. CNB does not participate in either a multi-employer plan or a multiple employer plan.

                (b)     CNB has delivered or made available to the First Capital Companies prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such CNB Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such CNB Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters or Material advisory opinions issued by the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation after December 31, 2002, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any CNB Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

                (c)     All CNB Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB. Each CNB ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS, and no CNB Company is aware of any circumstances likely to reasonably result in revocation of any such favorable determination letter or failure of an CNB ERISA Plan intended to satisfy Internal Revenue Code Section 401 to satisfy the Tax qualification provisions of the Internal Revenue Code applicable thereto. CNB has not engaged in a transaction with respect to any CNB Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date hereof, would subject CNB to a Material Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

                (d)     No CNB Pension Plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan’s most recent actuarial valuation, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any CNB Pension Plan, (ii) no change in the actuarial assumptions with respect to any CNB Pension Plan, and (iii) no increase in benefits under any CNB Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB or materially affect the funding status of any such plan. Neither any CNB Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by CNB or the single-employer plan of any entity which is considered one employer with CNB under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on CNB. CNB has not provided, and is not required to provide, security to a CNB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code. All premiums required to be paid under ERISA Section 4006 have been timely paid by CNB except to the extent any failure to do so would not have a Material Adverse Effect on CNB.

                (e)     Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by CNB with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on CNB. Except as Previously Disclosed, CNB has not incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on CNB. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any CNB Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                (f)     Except as required under Title I, Part 6 of ERISA and Internal Revenue Code Section 4980 B, CNB has no obligations to provide health and life benefits under any of the CNB Benefit Plans to former employees, and there are no restrictions on the rights of CNB to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on CNB.

                (g)     Except as Previously Disclosed or set forth herein, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby solely as a result of such actions, will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any officer, director or any employee of CNB from CNB under any CNB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any CNB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNB.

                (h)     The actuarial present values of all accrued deferred compensation entitlements (including, without limitation, entitlements under any executive compensation, supplemental retirement, or employment agreement) of directors and employees and former directors and employees of CNB and its respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the CNB Financial Statements to the extent required by and in accordance with GAAP.

ARTICLE 7
CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1    Affirmative Covenants of First Capital. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement unless the prior written consent of CNB shall have been obtained, and except as otherwise contemplated herein, First Capital agrees: (i) to operate its business and cause any First Capital Company to operate its business in the usual, regular and ordinary course; (ii) to preserve intact its business organizations and Assets and maintain its rights and franchises; (iii) to use its reasonable efforts to cause its representations and warranties to be correct at all times; (iv) to call for the conversion of the First Capital Debentures at a premium of no more than $320,000 (pre tax) in the aggregate; and (v) to take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or (b) adversely affect in any Material respect the ability of either Party to perform its covenants and agreements under this Agreement.

     7.2    Negative Covenants of First Capital. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, First Capital covenants and agrees that any First Capital Company will not do or agree or commit to do, any of the following without the prior written consent of the Chief Executive Officer of CNB, which consent shall not be unreasonably withheld:

              (a)     amend the Articles of Incorporation, Bylaws or other governing instruments of First Capital or the Articles of Association, Bylaws or other governing instruments of any First Capital Company; or

              (b)     incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of any First Capital Company consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock of any First Capital Company held by the First Capital Companies of any Lien or permit any such Lien to exist; or

              (c)     except for the conversion of the First Capital Debentures, repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any First Capital Company, or declare or pay any dividend or make any other distribution in respect of any First Capital Company capital stock; or

              (d)     except for this Agreement, or as Previously Disclosed, issue or sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Capital Common Stock, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock; or

              (e)     adjust, split, combine or reclassify any capital stock of First Capital or issue or authorize the issuance of any other securities in respect of or in substitution for shares of either First Capital Common Stock or Bank’s common stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

              (f)     acquire direct or indirect control over any real property, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by First Capital in its fiduciary capacity; or

              (g)     except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of 15 years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers or purchase of any Assets, in any Person other than any First Capital Company, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new, wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

              (h)     grant any increase in compensation or benefits to the employees or officers of any First Capital Company (including such discretionary increases as may be contemplated by existing employment agreements) exceeding 5% individually or in the aggregate on an annual basis, except in accordance with past practice Previously Disclosed or as required by Law, pay any bonus enter into or amend any severance agreements with officers of any First Capital Company, grant any increase in fees or other increases in compensation or other benefits to directors of any First Capital Company except in accordance with past practice Previously Disclosed; or

              (i)     enter into or amend any employment Contract between any First Capital Company and any Person (unless such amendment is required by Law) that any First Capital Company, as the case may be, does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

              (j)     adopt any new employee benefit plan of any First Capital Company or make any Material change in or to any existing employee benefit plans of any First Capital Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

              (k)     make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

              (l)     commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any First Capital Company for money damages in excess of $25,000 or Material restrictions upon the operations of any First Capital Company; or

              (m)     except in the ordinary course of business, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims; or

              (n)     make any loan or extension of credit to any borrower of any First Capital Company in excess of an aggregate of $8 million; or

              (o)     make any Material election with respect to Taxes.

     7.3    Affirmative Covenants of CNB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement unless the prior written consent of First Capital shall have been obtained, and except as otherwise contemplated herein, CNB agrees: (i) to operate its business and cause any CNB Company to operate its business in the usual, regular and ordinary course; (ii) to preserve intact its business organizations and Assets and maintain its rights and franchises; (iii) to use its reasonable efforts to cause its representations and warranties to be correct at all times; (iv) to take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or (b) adversely affect in any Material respect the ability of either Party to perform its covenants and agreements under this Agreement; and (v) to amend its existing employment agreements with its three executive officers to exempt the Merger from any change of control payment to such executive officer.

     7.4    Negative Covenants of CNB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, CNB covenants and agrees that any CNB Company will not do or agree or commit to do, any of the following without the prior written consent of the Chief Executive Officer of First Capital which consent shall not be unreasonably withheld:

              (a)     amend the Articles of Incorporation, Bylaws or other governing instruments of CNB or the Articles of Association, Bylaws or other governing instruments of any CNB Company; or

              (b)     incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of any CNB Company consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock of any CNB Company held by CNB of any Lien or permit any such Lien to exist; or

              (c)     repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of CNB, or declare or pay any dividend or make any other distribution in respect of CNB capital stock; or

              (d)     except for this Agreement, or as Previously Disclosed, issue or sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of CNB Common Stock, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock; or

              (e)     adjust, split, combine or reclassify any capital stock of CNB or issue or authorize the issuance of any other securities in respect of or in substitution for shares of CNB Common Stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $50,000 other than in the ordinary course of business for reasonable and adequate consideration; or

              (f)     acquire direct or indirect control over any real property, other than in connection with (i) foreclosures in the ordinary course of business, or (ii) acquisitions of control by CNB in its fiduciary capacity; or

              (g)     except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of 15 years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers or purchase of any Assets, in any Person other than any CNB Company, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new, wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

              (h)     grant any increase in compensation or benefits to the employees or officers of any CNB Company (including such discretionary increases as may be contemplated by existing employment agreements) exceeding 5% individually or in the aggregate on an annual basis, except in accordance with past practice Previously Disclosed or as required by Law, pay any bonus enter into or amend any severance agreements with officers of any CNB Company, grant any increase in fees or other increases in compensation or other benefits to directors of any CNB Company except in accordance with past practice Previously Disclosed; or

              (i)     enter into or amend any employment Contract between any CNB Company and any Person (unless such amendment is required by Law) that any CNB Company, as the case may be, does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

              (j)     adopt any new employee benefit plan of any CNB Company or make any Material change in or to any existing employee benefit plans of any CNB Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

              (k)     make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

              (l)     commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any CNB Company for money damages in excess of $25,000 or Material restrictions upon the operations of any CNB Company; or

              (m)     except in the ordinary course of business, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims; or

              (n)     make any loan or extension of credit to any borrower of any CNB Company in excess of an aggregate of $1.5 million; or

              (o)     make any Material election with respect to Taxes.

     7.5    Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) is reasonably likely to cause or constitute a Material breach of any of its representations, warranties or covenants contained herein and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.6    Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Regulatory Authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring period-end adjustments that are not Material). As of their respective dates, such reports filed with the Regulatory Authorities will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

ARTICLE 8
ADDITIONAL AGREEMENTS

     8.1    Shareholder Approvals. Each of CNB and First Capital shall take, in accordance with applicable Law and its respective Articles of Incorporation and Bylaws, all action necessary to convene, respectively, the CNB Meeting to consider and vote upon the issuance of the shares of CNB Common Stock to be issued in the Merger and any other matters required to be approved by CNB shareholders for consummation of the Merger and the First Capital Meeting to consider and vote upon the approval of this Agreement and any other matters required to be approved by First Capital shareholders for consummation of the Merger, as promptly as practicable after the Registration Statement is declared effective. The Board of Directors of each of CNB and First Capital shall (subject to compliance with their fiduciary duties as advised by counsel) unanimously recommend such approval to their respective shareholders, and the Board of Directors of each of CNB and First Capital (subject to compliance with their fiduciary duties as advised by counsel) shall use their best efforts to obtain such approval by their respective shareholders.

     8.2    Registration Statement.

              (a)     Each of CNB and First Capital agrees to cooperate in the preparation of a Registration Statement to be filed by CNB with the SEC in connection with the issuance of CNB Common Stock in the Merger (including the Joint Proxy Statement and all related documents). Provided First Capital has cooperated as required above, CNB agrees to file the Registration Statement with the SEC as promptly as practicable, but in no event later than 60 days after the date of this Agreement. Each of First Capital and CNB agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the 1933 Act as promptly as reasonably practicable after filing thereof. CNB also agrees to use all reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. First Capital agrees to furnish CNB all information concerning First Capital, Bank and their respective officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

              (b)     Each of First Capital and CNB agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the 1933 Act, contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement and any amendment or supplement thereto will, at the date of mailing to First Capital shareholders and the CNB shareholders and at the time of the First Capital Meeting and the CNB Meeting, contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading with respect to any Material fact, or which will omit to state any Material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Joint Proxy Statement or any amendment or supplement thereto. Each of First Capital and CNB further agrees that if it shall become aware prior to the Effective Date of any information that would cause any of the statements in the Joint Proxy Statement to be false or misleading with respect to any Material fact, or to omit to state any Material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Joint Proxy Statement.

              (c)     In the case of CNB, CNB will advise First Capital, promptly after CNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, or of the issuance of any stop order or the suspension of the qualification of the CNB Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

              (d)     Nothing in this Section 8.2 or elsewhere in this Agreement shall prohibit accurate disclosure by First Capital of information that is required to be disclosed in the Registration Statement of the Joint Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or the regulations and rules of the NASD.

     8.3    Applications. CNB shall promptly prepare and file, and the First Capital Companies shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. CNB shall permit the First Capital Companies to review (and approve with respect to information relating to the First Capital Companies) such applications prior to filing same.

     8.4    Filings with State Office. Upon the terms and subject to the conditions of this Agreement, the Parties shall execute and file the Articles of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

     8.5    Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use its reasonable efforts to take all actions, and to do all things necessary, proper or advisable under applicable Laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other Party hereto to that end (it being understood that any amendments to the Registration Statement filed by CNB in connection with the CNB Common Stock to be issued in the Merger), including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6    Investigation and Confidentiality.

              (a)     Prior to the Effective Time, each Party will keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transaction contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

              (b)     Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by any other Party concerning its and its Subsidiaries’ businesses, operations and financial condition except in furtherance of the transactions contemplated by this Agreement. In the event that a Party is required by applicable Law or valid court process to disclose any such confidential information, then such Party shall provide the other Party with prompt written notice of any such requirement so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with this Section 8.6. If in the absence of a protective order or other remedy or the receipt of a waiver by the other Party, a Party is nonetheless, in the written opinion of counsel, legally compelled to disclose any such confidential information to any tribunal or else stand liable for contempt or suffer other censure or penalty, a Party may, without liability hereunder, disclose to such tribunal only that portion of the confidential information which such counsel advises such Party is legally required to be disclosed; provided that such disclosing Party use its best efforts to preserve the confidentiality of such confidential information, including without limitation, by cooperating with the other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information by such tribunal. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof and all work papers containing confidential information received from the other Party.

              (c)     Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

              (d)     Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

              (e)     Notwithstanding Section 8.6(b) or any other written or oral understanding or agreement to which the Parties are parties or by which they are bound, the Parties acknowledge and agree that any obligations of confidentiality contained herein and therein that relate to the tax treatment and tax structure of the Merger (and any related transaction or arrangements) have not applied from the commencement of discussions between the Parties and will not hereafter apply to the Parties; and each Party (and each of its employees, representatives, or other agents) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Merger and all materials of any kind that are provided to such party relating to such tax treatment and tax structure, all within the meaning of Treasury Regulation Section 1.6011-4; provided, however, that each Party recognizes that the other Party has a right to maintain, in its sole discretion, any privilege that would protect the confidentiality of a communication relating to the Merger, including a confidential communication with its attorney or a confidential communication with a federally authorized tax practitioner under Section 7525 of the Internal Revenue Code and that such privilege is not intended to be affected by the foregoing. These principles are meant to be interpreted so as to prevent the Merger from being treated as offered under “conditions of confidentiality” within the meaning the Treasury Regulations promulgated under Internal Revenue Code Sections 6011 and 6111(d)(2).

     8.7    Press Releases. Prior to the Effective Time, First Capital and CNB shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section 8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

     8.8    Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, neither Party nor any Affiliate thereof nor any investment banker, attorney, accountant or other representative (collectively, the “Representatives”) retained by such Party shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal by any Person, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Except to the extent necessary to comply with the fiduciary duties of such Party’s Board of Directors as determined by such Party’s Board of Directors after consulting with and considering the advice of counsel, neither Party nor any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but any Party may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel; provided that such Party shall promptly advise the other Party verbally and in writing following the receipt of any Acquisition Proposal and the Material details thereof. Each Party shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9    Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10    Agreement of Affiliates. First Capital has Previously Disclosed all Persons whom it reasonably believes is an “affiliate” of First Capital for purposes of Rule 145 under the 1933 Act. First Capital shall use its reasonable efforts to cause each such Person to deliver to CNB not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit B, providing that such Person will not sell, pledge, transfer or otherwise dispose of the shares of First Capital Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer or otherwise dispose of the shares of CNB Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and CNB shall be entitled to place restrictive legends upon certificates for shares of CNB Common Stock issued to affiliates of First Capital pursuant to this Agreement to enforce the provisions of this Section 8.10). CNB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of CNB Common Stock by such affiliates.

     8.11    Employee Benefits and Contracts. Following the Effective Time, CNB shall provide generally to officers and employees of the First Capital Companies, who at or after the Effective Time become employees of a CNB Company (collectively, “New CNB Employees”), employee benefits under employee benefit plans on terms and conditions which when taken as a whole are substantially similar to those currently provided by the CNB Companies to their similarly situated officers and employees. Subject to the requirements of the immediately succeeding sentence, CNB may apply any pre-existing condition exclusion or waiting period under any CNB employee health plan for which any employees and/or officers and dependents covered by First Capital Benefit Plans as of Closing but that portion of any such existing condition exclusion or waiting period shall not be enforced to the extent it exceeds in duration the corresponding provision in effect under the First Capital Benefit Plans immediately prior to the Closing. For purposes of participation, vesting and benefit accrual under all qualified benefit plans, the service of the employees of the First Capital Companies prior to the Effective Time shall be treated as service with the CNB Companies participating in all qualified benefit plans. CNB shall credit New CNB Employees for amounts paid under First Capital Benefit Plans for the plan year including the Effective Time for purposes of applying deductibles, co-payments and out of pocket maximums under the CNB Benefit Plans.

     8.12    Exchange Listing. CNB shall use its reasonable efforts to make eligible for listing, prior to the Effective Time, on the OTCBB, the shares of CNB Common Stock to be issued to the holders of First Capital Common Stock pursuant to the Merger.

     8.13    D&O Coverage. At the Effective Time and subject to applicable Law, CNB will provide directors and officers insurance coverage for First Capital’s directors and officers either, at CNB’s election, (i) by purchasing continuation coverage under First Capital’s current policy for directors and officers for a period not less than three years after the Effective Time, or (ii) if CNB’s current directors’ and officers’ policy provides substantially similar coverage as First Capital’s current policy, obtain coverage under CNB’s current policy to provide coverage for First Capital’s directors and officers on a prior acts basis for a period not less than three years prior to the Effective Time.

ARTICLE 9
CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Shareholder Approvals. The shareholders of each of First Capital and CNB shall have approved this Agreement and the consummation of the Merger as and to the extent required by Law and by the provisions of any of its governing instruments and by the rules of the NASD.

          (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable judgment of the Board of Directors of either of the Parties would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either of the Parties would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings. No court or governmental or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of CNB Common Stock issuable pursuant to the Merger shall have been received.

          (f) Tax Matters. Each of the parties shall have received a written opinion of counsel from Troutman Sanders LLP in form reasonably satisfactory to each of them (the “Tax Opinion”), substantially to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of First Capital Common Stock for CNB Common Stock will not give rise to gain or loss to the shareholders of First Capital with respect to such exchange (except to the extent of any cash received in lieu of a fractional share interest in CNB Common Stock), and (iii) neither of First Capital nor CNB will recognize gain or loss as a consequence of the Merger except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code. In rendering such Tax Opinion, Troutman Sanders LLP shall be entitled to rely upon representations of officers of First Capital and CNB reasonably satisfactory in form and substance to such counsel.

          (g) Employment Agreement. William R. Blanton shall have entered into the employment agreement with CNB in substantially the form set forth in Exhibit C to this Agreement and shall have terminated his existing employment agreement with the First Capital Companies.

          (h) Support Agreements. Each of the executive officers and directors of each Party shall have executed and delivered to the other Party a Support Agreement in substantially the form attached hereto as

          (i) Amendment to Employment Agreements. Each executive officer of CNB shall have amended his employment agreement as set forth in Section 7.3(v) of this Agreement.

     9.2 Conditions to Obligations of CNB. The obligations of CNB to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CNB pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of First Capital as set forth or referred to in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of First Capital set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount or effect). There shall not exist inaccuracies in the representations and warranties of First Capital set forth in this Agreement (excluding the representations and warranties set forth in Section 5.3) such that the aggregate effect of such inaccuracies would have, or is reasonably likely to have, a Material Adverse Effect on First Capital or would reasonably likely result in CNB’s inability to comply with the Sarbanes-Oxley Act of 2002; provided that, for purposes of this sentence only, those representations and warranties which are qualified by referenced to “Material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of First Capital to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. First Capital shall have delivered to CNB (i) a certificate, dated as of the Effective Time and signed on its behalf by its Chief Executive Officer and Chief Financial Officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the First Capital Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as CNB and its counsel shall request.

          (d) Opinion of Counsel. CNB shall have received a written opinion from Powell, Goldstein, Frazer & Murphy LLP, counsel to the First Capital Companies, dated as of the Closing, in form reasonably satisfactory to CNB, as to the matters set forth in Exhibit D hereto.

          (e) Accountant’s Letters. CNB shall have received from Mauldin & Jenkins LLC letters dated not more than five days prior to (i) the date of the Joint Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding the First Capital Companies, in form and substance reasonably satisfactory to CNB, which letters shall be based upon customary specified procedures undertaken by such firm.

          (f) Affiliate Agreements. CNB shall have received from each affiliate of First Capital the affiliate agreement referred to in Section 8.10 hereof, in substantially the form attached hereto as Exhibit B.

     9.3 Conditions to Obligations of First Capital. The obligations of First Capital to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by First Capital pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of CNB as set forth or referred to in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of CNB set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount or effect). There shall not exist inaccuracies in the representations and warranties of CNB set forth in this Agreement

(excluding the representations and warranties set forth in Section 6.3) such that the aggregate effect of such inaccuracies would have, or is reasonably likely to have, a Material Adverse Effect on CNB; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to “Material” or “Material Adverse Effect” shall be deemed not to include such qualifications.

          (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of CNB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates. CNB shall have delivered to First Capital (i) a certificate, dated as of the Effective Time and signed on its behalf by its Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by CNB’s Board of Directors and CNB’s shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as First Capital and its counsel shall request.

          (d) Opinion of Counsel. First Capital shall have received an opinion of Troutman Sanders LLP, counsel to the CNB Companies, dated as of the Effective Time, in form reasonably satisfactory to First Capital, as to matters set forth in Exhibit E hereto.

          (e) Shares to be Issued. The shares of CNB Common Stock issuable pursuant to the Merger shall have been made eligible for listing on the OTCBB.

          (f) Resignations. First Capital shall have received copies of the resignations of all but six members of the board of directors of CNB, dated as of the Effective Time.

ARTICLE 10
TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of First Capital and CNB respectively, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the respective Boards of Directors of CNB and First Capital; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a breach by the other Parties of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching party the ability to refuse to consummate the Merger under the standard set forth in Section 9.2(a) of this Agreement in the case of CNB and Section 9.3(a) of this Agreement in the case of First Capital; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of First Capital fail to vote their approval of this Agreement and the transaction contemplated hereby at the First Capital Meeting where the transaction was presented to such shareholders for approval and voted upon; or (iii) the shareholders of CNB fail to vote their approval of this Agreement and the transaction contemplated hereby at the CNB Meeting where the transaction was presented to such shareholders for approval and voted upon; or

          (d) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by June 30, 2004, but only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

          (e) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(d) of this Agreement; or

          (f) By the Board of Directors of either Party in the event that the Board of Directors of the other Party shall have failed to reaffirm, following a written request by such Party for such reaffirmation after the other Party shall have received any inquiry or proposal with respect to an Acquisition Proposal, its approval of the Merger (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, (ii) a termination pursuant to Sections 10.1(b) or 10.1(e) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination; and (iii) a termination pursuant to Section 10.1(f) shall not relieve the Party whose Board of Directors does not reaffirm its approval of the Merger Agreement from Liability for any loss incurred by the other Party as a result of such termination provided that in either case such Liability shall be determined solely in accordance with the effect of Section 11.2(b) of this Agreement.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time except for this Section 10.3 and Articles 2, 3, 4, and 11 and Sections 8.6(b), 8.10, 8.11, 8.12 and 8.13 of this Agreement.

ARTICLE 11
MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

     "Acquisition Proposal” with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

     "Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

     "Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

     "Allowance” shall mean the allowance for loan or credit losses for the periods set forth in Sections 5.9 and 6.7 of this Agreement.

     "Articles of Merger” shall mean the Articles of Merger to be executed by CNB and First Capital and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1 of this Agreement.

     "Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

     "Bank” shall have the meaning set forth in the Preamble of this Agreement.

     "BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

     "Closing” shall mean the closing of the transaction contemplated hereby, as described in Section 1.2 of this Agreement.

     "CNB Benefit Plans” shall have the meaning set forth in Section 6.22 of this Agreement.

     "CNB Common Stock” shall mean the One Dollar ($1.00) par value common stock of CNB.

     "CNB Companies” shall mean, collectively, CNB and all CNB Subsidiaries.

     "CNB Financial Advisor” shall mean BankersBanc Capital Corporation.

     "CNB Financial Statements” shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of CNB as of June 30, 2003, and as of December 31, 2002, 2001, 2000 and 1999, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 2003 and 2002, and for each of the four years ended December 31, 2002, 2001, 2000 and 1999, as filed by CNB in SEC Documents and (ii) the consolidated statements of condition of CNB (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 2002.

     "CNB Meeting” shall mean the special meeting of the shareholders of CNB or any adjournment or adjournments thereof to vote on the matters set forth in the Joint Proxy Statement.

     "CNB Subsidiaries” shall mean the subsidiaries of CNB.

     "Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

     "Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

     "Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.

     "Effective Time” shall mean the date and time at which the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia.

     "Environmental Laws” shall mean all federal, state, municipal and local laws, statutes, orders, regulations, decrees, resolutions, proclamations, permits, licenses, approvals, authorizations, consents, judgments, judicial decisions and other governmental requirements, limitations and standards relating to the environment, health and safety issues, including, without limitation, the manufacture, generation, use, processing, treatment, recycling, storage, handling, “Release” (as hereinafter defined), investigation, removal, remediation and cleanup of or other corrective action for “Hazardous Materials” (as hereinafter defined), exposure to Hazardous Materials and personal injury, natural resource damage, property damage and interference with the use of property caused by or resulting from Hazardous Materials.

     "ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate” shall have the meaning provided in Sections 5.14 and 6.22 of this Agreement.

     "ERISA Plan” shall have the meaning provided in Sections 5.14 and 6.22 of this Agreement.

     "Exchange Ratio” shall mean the ratio formed by the number of shares of CNB Common Stock First Capital shareholders will receive for each share of First Capital Common Stock as set forth herein to one.

     "Exhibits” A through E, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

     "First Capital Benefit Plans” shall have the meaning set forth in Section 5.14 of this Agreement.

     "First Capital Common Stock” shall mean the One Dollar ($1.00) par value common stock of First Capital.

     "First Capital Companies” shall mean, collectively, First Capital, Bank, First Capital Statutory Trust I and Capital Financial Software, LLC.

     "First Capital Debentures” shall mean the $2.688 million floating rate convertible subordinated debentures issued by First Capital maturing on November 30, 2006.

     "First Capital Financial Advisor” shall mean Trident Securities.

     "First Capital Financial Statements” shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of First Capital as of June 30, 2003 and as of December 31, 2002, 2001, 2000, and 1999, and the related statements of income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) for the six months ended June 30, 2003 and 2002 and each of the four fiscal years ended December 31, 2002, 2001, 2000, and 1999, as filed by First Capital in SEC Documents, and (ii) the consolidated statements of condition of First Capital (including related notes and schedules if any) and related statements of income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 2002.

     "First Capital Meeting” shall mean the special meeting of the shareholders of First Capital or any adjournment thereof to vote on the matters set forth in the Joint Proxy Statement.

     "First Capital Regulatory Report” shall mean any form, report, or document either (i) filed or required to be filed by First Capital or Bank or both with any Regulatory Authority, or (ii) received by First Capital or Bank or both from any Regulatory Authority.

     "GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

     "GBCC” shall mean the Georgia Business Corporation Code.

     "Hazardous Materials” shall mean all hazardous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic and volatile substances, materials, compounds, chemicals and waste, and all other industrial waste, sanitary waste, pollutants and contaminants, and all constituents thereof, including, without limitation, petroleum hydrocarbons, asbestos-containing materials, lead-based paints and all substances, materials, wastes, chemicals, compounds, contaminants and pollutants regulated or addressed by Environmental Laws.

     "IRS” shall mean the Internal Revenue Service.

     "Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "Joint Proxy Statement” shall mean the joint proxy statement used by First Capital and CNB to solicit the approval of their respective shareholders of the transactions contemplated by this Agreement and shall include the prospectus of CNB relating to shares of CNB Common Stock to be issued to the shareholders of First Capital.

     "Knowledge” as used with respect to a Person shall mean the knowledge, after all appropriate due inquiry, of the President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, General Counsel, or any Executive Vice President of such Person.

     "Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute and all Environmental Laws applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

     "Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured or otherwise.

     "Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party; and (iv) Liens which have been Previously Disclosed.

     "Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, request for information, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it) or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

     "Loan Property” shall mean any property owned, leased or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

     "Material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

     "Material Adverse Effect” on a Party shall mean an event, change, condition or occurrence which has a Material adverse impact on (i) the financial position, business or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement; provided that “Material Adverse Effect” shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities and (y) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies.

     "Merger” shall mean the merger of First Capital with and into CNB referred to in the Preamble of this Agreement.

     "Merger Consideration” shall mean the aggregate consideration to be received for all of the shares of First Capital Common Stock.

     "NASD” shall mean the National Association of Securities Dealers, Inc.

     "1933 Act” shall mean the Securities Act of 1933, as amended.

     "1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

     "OTCBB” shall mean the OTC Bulletin Board.

     "Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

     "Participation Facility” shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including, but not limited to, any property or facility held in a joint venture) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

     "Party” shall mean either First Capital or CNB, and “Parties” shall mean First Capital and CNB.

     "Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its capital stock, Assets, Liabilities or business.

     "Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

     "Previously Disclosed” shall mean information delivered in writing prior to the date of this Agreement in the manner and to the Party or counsel described in Section 11.8 of this Agreement or to the Party’s Financial Advisor in response to its due diligence request describing in reasonable detail the matters contained therein or identifying the information disclosed; provided that in the case of Subsidiaries acquired after the date of this Agreement, such information may be so delivered by the acquiring Party to the other Party prior to the date of such acquisition.

     "Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by CNB under the 1933 Act in connection with the transactions contemplated by this Agreement.

     "Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Department of Banking and Finance, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, NASD and the SEC.

     "Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment or disposing into or migration within the environment.

     "Representatives” shall have the meaning set forth in Section 8.8.

     "SEC” shall mean the Securities and Exchange Commission.

     "SEC Documents” shall mean all forms, proxy statements, reports, registration statements, schedules and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws or similar requirement of any Regulatory Authority.

     "Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

     "Subsidiaries” shall mean all those corporations, banks, association, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

     "Surviving Corporation” shall mean CNB as the surviving corporation resulting from the Merger.

     "Tax” or "Taxes” shall mean all federal, state, county, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including interest and penalties thereon or additions with respect thereto.

     "Taxable Period” shall mean any period prescribed by any governmental authority, including the United States or any state, local or foreign government or subdivision or agency thereof for which a Tax Return required to be filed or Tax is required to be paid.

     "Tax Return” shall mean any report, return or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     11.2 Expenses.

          (a) General. Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees and fees and expenses of its own financial advisors or other consultants, investment bankers, accountants, and counsel except that CNB shall bear and pay the filing fees payable in connection with the Registration Statement and the Joint Proxy Statement and one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement.

          (b) Breach by either Party or Fiduciary Duty Termination. In addition to the foregoing, if prior to the Effective Time, this Agreement is terminated by either Party as a result of (i) the other Party’s willful breach of such Party’s representations, warranties or agreements set forth herein of this Agreement or (ii) the failure of the other Party’s Board of Directors to reaffirm its approval of the Merger pursuant to Section 10.1(f), such Party shall pay to the non-breaching Party or Party requesting the reaffirmation as its sole and exclusive remedy resulting from such termination, an amount in cash equal to the sum of:

               (i) the reasonable direct costs and expenses incurred by or on behalf of the non-breaching Party or Party requesting the reaffirmation in connection with the transactions contemplated by this Agreement, plus

               (ii) the sum of $500,000,

which sum represents compensation for the loss incurred by the non-breaching Party or Party requesting the reaffirmation as the result of the transactions contemplated by this Agreement not being consummated.

     11.3 Brokers and Finders. Each Party represents and warrants to the other Party that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions contemplated hereby except for the First Capital Financial Advisor and the CNB

Financial Advisor. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by any Party, such Party shall indemnify and hold the other Party harmless of and from any Liability in respect of any such claim and increase or decrease the Merger Consideration, as the case may be, by an amount equal to such claim as determined by the non-breaching Party.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transaction contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; whether before or after shareholder approval of the Merger has been obtained provided, however, that after any such approval by the holders of (i) First Capital Common Stock, there shall be made no amendment decreasing the consideration to be received by First Capital shareholders without the further approval of such shareholders; and (ii) CNB Common Stock, there shall be made no amendment increasing the consideration to be paid by CNB without the further approval of CNB shareholders.

     11.6 Waivers.

          (a) Prior to or at the Effective Time, CNB, acting through its Board of Directors, Chief Executive Officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by First Capital, to waive or extend the time for the compliance or fulfillment by First Capital of any and all of its obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of CNB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CNB.

          (b) Prior to or at the Effective Time, First Capital, acting through its Board of Directors, shall have the right to waive any Default in the performance of any term of this Agreement by CNB, to waive or extend the time for the compliance or fulfillment by CNB of any and all of its obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of First Capital under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of First Capital.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

CNB:	CNB Holdings, Inc. 3625 Brookside Parkway, Suite 100 Alpharetta, Georgia 30022-4434 678-323-1361 — FAX Attn: H. N. Padget, Jr., President

Copy to Counsel:	Troutman Sanders LLP 600 Peachtree Street, N.E., Suite 5200 Atlanta, Georgia 30308-2218 404-962-6658 — FAX Attn: Thomas O. Powell, Esquire

First Capital and Bank:	First Capital Bancorp, Inc. First Capital Bank 3320 Holcomb Bridge Road, N.W., Suite A Norcross, Georgia 30092 770-381-7596 — FAX Attn: William R. Blanton, President

Copy to Counsel:	Powell, Goldstein, Frazer & Murphy LLP 191 Peachtree Street, Suite 1600 Atlanta, Georgia 30303 404-572-6999 — FAX Attn: Walter G. Moeling, IV, Esquire

     11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

     11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

     11.12 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity other than for willful breach of a Party’s representations, warranties or agreements as provided for in Section 11.2(b) of this Agreement.

     11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     11.14 Interpretation of Agreement. The Parties hereto acknowledge and agree that each Party has participated in the drafting of this Agreement and that this document has been reviewed, negotiated and accepted by all parties and their respective counsel, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be applied to the interpretation of this Agreement. No inference in favor, or against, any party shall be drawn from the fact that one party has drafted any portion hereof.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

"FIRST CAPITAL”

ATTEST:	FIRST CAPITAL BANCORP, INC.

Catherine A. Duncan, Secretary	Edgar H. Sims, Jr., Chairman

(CORPORATE SEAL)

William R. Blanton, President

"CNB”

ATTEST:	CNB HOLDINGS, INC.

William H. Groce, Jr., Secretary	W. David Sweatt, Chairman

(CORPORATE SEAL)

H. N. Padget, Jr., President

APPENDIX B

[TRIDENT SECURITIES LETTERHEAD]

September 24, 2003

Board of Directors
First Capital Bancorp
3320 Holcomb Bridge Road
Norcross, GA 30092

Members of the Board:

      You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the common stock, no par value per share (“Common Stock”), of First Capital Bancorp (“First Capital”), of the Merger Consideration, as set forth in the merger agreement dated as of September 24, 2003 (the “Agreement”), between First Capital and CNB Holdings Corporation (“CNB”).

      The Agreement provides for the Holding Company Merger of First Capital into CNB. The Agreement provides, that at the Effective Time (as defined in the Agreement), each outstanding share of First Capital Common Stock would be converted into the right to receive 10,382 shares of CNB Common Stock. The foregoing consideration is referred to as “the Merger Consideration”. The terms and conditions of the Holding Company Merger are more fully set forth in the Agreement.

      Trident Securities, a division of McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

      We have acted as First Capital’s financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement and the Amendment to Merger Agreement. In connection with rendering our opinion set forth herein, we have among other things:

(i)	Reviewed First Capital’s audited financial statements for each of the years ended December 31, 2002, 2001 and 2000 and First Capital’s Annual Reports, including the audited financial statements contained therein;

(ii)	Reviewed CNB’s Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 2002, 2001 and 2000, including the audited financial statements contained therein;

(iii)	Reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of First Capital and CNB provided to us or publicly available;

(iv)	Participated in meetings and telephone conferences with members of senior management of First Capital and CNB concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

(v)	Reviewed certain stock market information for CNB Common Stock, and compared it with similar information for certain companies, the securities of which are publicly traded;

(vi)	Compared the results of operations and financial condition of First Capital and CNB with that of certain companies which we deemed to be relevant for purposes of this opinion;

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(vii)	Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

(viii)	Reviewed the Agreement and certain related documents; and

(ix)	Performed such other reviews and analyses as we have deemed appropriate.

      In our review and analyses and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of First Capital and CNB contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either First Capital or CNB, nor have we made or obtained or been furnished with any independent valuation or appraisal of any such assets, properties or facilities or any of the liabilities of either First Capital or CNB. With respect to financial forecasts used in our analysis, we have assumed that such forecasts reflect the best currently available estimates and judgements of the management of First Capital and CNB, as to the future performance of First Capital, CNB, and First Capital and CNB combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions upon which they are based. We have also assumed that all of the conditions to the consummation of the Holding Company Merger, as set forth in the Agreement, would be satisfied and that the Holding Company Merger would be consummated on a timely basis in the manner contemplated by the Agreement.

      We will receive a fee for our services as financial advisor to First Capital and for rendering this opinion, a substantial portion of which is contingent upon closing of the Holding Company Merger.

      In the ordinary course of business, we may actively trade securities of CNB for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

      This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Merger Consideration to have been received by the holders of First Capital Common Stock pursuant to the Merger Agreement, and does not address the underlying business decision of First Capital’s Board of Directors to effect the Holding Company Merger, does not compare or discuss the relative merits of any other terms of the Holding Company Merger, and does not constitute a recommendation to any First Capital shareholder as to how such shareholder should vote with respect to the Holding Company Merger. This opinion does not represent an opinion as to what the value of First Capital Common Stock or CNB Common Stock may be at the Effective Time of the Holding Company Merger or as to the prospects of First Capital’s business or CNB’s business.

      This opinion is directed to the Board of Directors of First Capital and may not be reproduced, summarized, described or referred to or given to any other person without our prior consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement/prospectus to be mailed to the holders of First Capital Common Stock in connection with the Holding Company Merger, provided that this opinion will be reproduced in such proxy statement/prospectus in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement/prospectus, will be in a form reasonably acceptable to us and our counsel.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of First Capital Common Stock from a financial point of view.

Very truly yours,

TRIDENT SECURITIES A Division of McDonald Investments Inc

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APPENDIX C

[BANKERSBANC CAPITAL CORPORATION LETTERHEAD]

Board of Directors	December , 2003
CNB Holdings, Inc.
7855 North Point Parkway
Alpharetta, Georgia 30022-4849

Dear Members of the Board:

You have asked us to advise you with respect to the fairness to the shareholders of CNB Holdings, Inc. (the “Company”), from a financial point of view, of the terms (the “Merger Terms”) provided for in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 24, 2003 between the Company and First Capital Bancorp, Inc. (“First Capital”). The Merger Agreement provides for a merger (the “Merger”) of the Company and First Capital pursuant to which the common shareholders of First Capital will receive 10,382 shares of Company common stock for every common share of First Capital they hold. First Capital optionholders shall have the terms of their options adjusted to reflect this same exchange ratio.

In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to First Capital and the Company. We have also reviewed certain other information, including financial forecasts and budgets, provided to us by First Capital and the Company, and have discussed with First Capital’s and the Company’s managements the business and prospects of First Capital and the Company.

We have also considered certain financial and stock market data of publicly held bank holding companies similar to First Capital and the Company and we have considered the financial terms of certain comparable merger and acquisition transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. In connection with our review, we have not independently verified any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts and budgets, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of First Capital’s and the Company’s managements as to the future financial performance of First Capital and the Company. In addition, we have not made an independent evaluation or appraisal of the assets of First Capital or the Company and we have assumed that the aggregate allowances for loan losses for First Capital and the Company are adequate to cover such losses.

It should be noted that this opinion is based on market conditions and other circumstances existing on the date hereof.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger.

We agree to the inclusion of this opinion letter in the Proxy Statement/Prospectus relating to the Merger. The opinion may not, however, be summarized, excerpted from or otherwise publicly referred to without our prior written consent.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Terms are fair to the common shareholders of the Company from a financial point of view.

Very truly yours,

BankersBanc Capital Corporation

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APPENDIX D

GEORGIA DISSENTERS’ RIGHTS STATUTE

14-2-1301. Definitions.

As used in this article, the term:

     (1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) “Corporate action” means the transaction or other action by the corporation that creates dissenters’ rights under Code Section 14-2-1302.

     (3) “Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (4) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14- 2-1327.

     (5) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

     (6) “Interest” means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

     (7) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (8) “Shareholder” means the record shareholder or the beneficial shareholder. (Code 1981, § 14-2-1301, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p.1231, § 16.)

14-2-1302. Right to dissent.

     (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

          (1) Consummation of a plan of merger to which the corporation is a party:

               (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

               (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

          (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

               (A) Alters or abolishes a preferential right of the shares;

               (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

               (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

               (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

               (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

               (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

          (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter’s rights.

     (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

          (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

          (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, § 14-2-1302, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 58; Ga. L. 1999, p. 405, § 11.)

14-2-1303. Dissent by nominees and beneficial owners.

     A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, § 14-2-1303, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1320. Notice of dissenters’ rights.

     (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

     (b) If corporate action creating dissenters’ rights under Code Section 14- 2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Code Section 14- 2-1322 no later than ten days after the corporate action was taken. (Code 1981, § 14-2-1320, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1993, p. 1231, § 17.)

14-2-1321. Notice of intent to demand payment.

     (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is submitted to a vote at a shareholders’ meeting, a record shareholder who wishes to assert dissenters’ rights:

          (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Must not vote his shares in favor of the proposed action.

     (b) A record shareholder who does not satisfy the requirements of subsection (a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1321, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1322. Dissenters’ notice.

     (a) If proposed corporate action creating dissenters’ rights under Code Section 14-2-1302 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

     (b) The dissenters’ notice must be sent no later than ten days after the corporate action was taken and must:

          (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

          (4) Be accompanied by a copy of this article. (Code 1981, § 14-2-1322, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1323. Duty to demand payment.

     (a) A record shareholder sent a dissenters’ notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

     (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

     (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article. (Code 1981, § 14-2-1323, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1324. Share restrictions.

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

     (b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, § 14-2-1324, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1325. Offer of payment.

     (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

     (b) The offer of payment must be accompanied by:

          (1) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation’s estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter’s right to demand payment under Code Section 14-2-1327; and

          (5) A copy of this article.

     (c) If the shareholder accepts the corporation’s offer by written notice to the corporation within 30 days after the corporation’s offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, § 14-2-1325, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 59; Ga. L. 1993, p. 1231, § 18.)

14-2-1326. Failure to take action.

     (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, § 14-2-1326, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1990, p. 257, § 20.)

14-2-1327. Procedure if shareholder dissatisfied with payment or offer.

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

          (1) The dissenter believes that the amount offered under Code Section 14- 2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

          (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation’s offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

     (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

          (1) The shareholder may demand the information required under subsection (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

          (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, § 14-2-1327, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 60; Ga. L. 1990, p. 257, § 21; Ga. L. 1993, p. 1231, § 19.)

14-2-1330. Court action.

     (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation’s registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or statutory overnight delivery or by publication, or in any other manner permitted by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the “Georgia Civil Practice Act,” applies to any proceeding with respect to dissenters’ rights under this chapter.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, § 14-2-1330, enacted by Ga. L. 1988, p. 1070, § 1; Ga. L. 1989, p. 946, § 61; Ga. L. 1993, p. 1231, § 20; Ga. L. 2000, p. 1589, § 3.)

14-2-1331. Court costs and counsel fees.

     (a) The court in an appraisal proceeding commenced under Code Section 14- 2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

     (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

     (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded the dissenters who were benefited. (Code 1981, § 14-2-1331, enacted by Ga. L. 1988, p. 1070, § 1.)

14-2-1332. Limitation of actions.

     No action by any dissenter to enforce dissenters’ rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, § 14-2-1332, enacted by Ga. L. 1988, p. 1070, § 1.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

     The provisions of the Georgia Business Corporation Code and the Registrant’s bylaws set forth the extent to which the Registrant’s directors and officers may be indemnified against liabilities they may incur while serving in such capacities. Under these indemnification provisions, the Registrant is required to indemnify any of its directors or officers against any reasonable expenses (including attorneys’ fees) incurred by such director or officer in defense of any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, to which such director or officer was made a party, or in defense of any claim, issue or matter therein, by reason of the fact that such director or officer is or was a director or officer of the Registrant or who, while a director of the Registrant, is or was serving at the Registrant’s request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, to the extent that such director or officer has been successful, on the merits or otherwise, in such defense. The Registrant may indemnify any of its directors or its officers, against any liability incurred in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that such director or officer is or was a director or officer of the Registrant or who, while a director or officer of the Registrant, is or was serving at the Registrant’s request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, if such director or officer acted in a manner such director or officer believed in good faith to be in, or not opposed to, the best interests of the Registrant, or, with respect to any criminal proceeding, had no reasonable cause to believe such director’s or officer’s conduct was unlawful, if a determination has been made that the director or officer has met these standards of conduct. No indemnification shall be made in respect of any claim, issue, or matters as to which such person shall have been adjudged liable to the Registrant unless and only to the extent that the Superior Court or court in which such action or suit was brought shall determine upon application that, despite the adjudication of the liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Superior Court or such other court shall deem proper. The Registrant may also provide advancement of expenses incurred by a director or officer in defending any such action, suit, or proceeding upon receipt of a written affirmation of such officer or director that such director or officer has met certain standards of conduct and an undertaking by or on behalf of such director or officer to repay such advances unless it is ultimately determined that such director or officer is entitled to indemnification by the Registrant.

     The Registrant’s articles of incorporation contain a provision which provides that, to the fullest extent permitted by the Business Corporation Code of Georgia, directors of the Registrant shall not be personally liable to the Registrant or its shareholders for monetary damages for breach of his duty of care or any other duty as a director.

     The Registrant maintains an insurance policy insuring the Registrant and directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933.

Item 21. Exhibits and Financial Statement Schedules

     (a) Exhibits.

Exhibit
Number	Description of Exhibits

2.1	Agreement and Plan of Merger, dated as of September 24, 2003, by and between First Capital Bancorp, Inc. and CNB Holdings, Inc. (included as Appendix A to the proxy statement/prospectus and incorporated by reference herein)

3.1	Articles of Incorporation, of CNB Holdings, Inc. (included as Exhibit 3.1 to the Registration Statement No. 333-49137 on Form SB-2 of CNB Holdings, Inc., previously filed with the Commission on April 1, 1998 and incorporated by reference herein)

3.2	Bylaws, as amended

4.1	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and Bylaws of CNB Holdings, Inc., defining rights of holders of common stock of CNB Holdings, Inc.

5.1	Securities Opinion of Troutman Sanders LLP*

8.1	Tax Opinion of Troutman Sanders LLP*

10.1	Employment Agreement, dated as of November 1, 1997 among Chattahoochee National Bank (In Organization), CNB Holdings, Inc. and H.N. Padget, Jr. (included as Exhibit 10.1 to the Registration Statement No. 333-49137 on Form SB-2 of CNB Holdings, Inc., previously filed with the Commission on April 1, 1998 and incorporated by reference herein)

10.2	North Point Parkway Office Lease, dated march 24, 1998, between W. B. Wiggins, Jr., and CNB Holdings, Inc. d/b/a Chattahoochee National Bank (included as Exhibit 10.1 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.3	Brookside Parkway Office Lease, dated October 29, 1999, between Duke-Weeks Realty Limited Partnership and Chattahoochee National Bank (included as Exhibit 10.2 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.4	Amendment No. 1 to Employment Agreement by and among CNB Holdings, Inc. and Chattahoochee National Bank and H. N. Padget, Jr., dated April 30, 2001 (included as Exhibit 10.3 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.5	Amendment No. 2 to Employment Agreement by and among CNB Holdings, Inc. and Chattahoochee National Bank and H. N. Padget, Jr., dated January 2, 2003 (included as Exhibit 10.4 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.5.1	Amendment No. 3 to Employment Agreement by and among CNB Holdings, Inc. and Chattahoochee National Bank and H.N. Padget, Jr., dated September 24, 2003 (included as Exhibit 10.1 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on November 12, 2003 and incorporated by reference herein)

10.6	Employment Agreement by and between Steven G. Deaton and CNB Holdings, Inc. and Chattahoochee National Bank and H. N. Padget, Jr., dated September 24, 2001 (included as Exhibit 10.5 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.7	Amendment No. 1 to Employment Agreement by and between Steven G. Deaton and CNB Holdings, Inc. and Chattahoochee National Bank, dated January 2, 2003 (included as Exhibit 10.6 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on May 15, 2003 and incorporated by reference herein)

10.7.1	Amendment No. 2 to Employment Agreement by and between Steven G. Deaton and CNB Holdings, Inc. and Chattahoochee National Bank, dated September 24, 2003 (included as Exhibit 10.2 to the Quarterly Report on Form 10-QSB of CNB Holdings, Inc., previously filed with the Commission on November 12, 2003 and incorporated by reference herein)

10.8	Amended and Restated CNB Holdings, Inc. 1998 Incentive Stock Option Plan (Incorporated herein by reference to Annex B of the CNB’s Proxy Statement dated October 2, 1998 (Commission File No. 0-23991))

10.9	Amended and Restated CNB Holdings, Inc. 1998 Non-Qualified Stock Option Plan (Incorporated herein by reference to Annex A of the Company’s Proxy Statement dated October 2, 1998 (Commission File No. 0-23991))

10.10	Form of Supplemental Retirement Plan Executive Agreement

10.11	Form of Supplemental Retirement Plan Director Agreement

10.12	Form of Directors’ Deferral Plan

11.1	Statement regarding computation of per share earnings (included in Pro Forma Financial Information in this Registration Statement)

21.1	Subsidiary of CNB Holdings, Inc. (Incorporated herein by reference to the exhibit of the same number of the Company’s Annual Report on Form 10-KSB for the year ended December 31, 1999 (Commission File No. 0-23991))

23.1	Consent of Mauldin & Jenkins, LLC as to CNB Holdings, Inc.

23.2	Consent of Mauldin & Jenkins, LLC as to First Capital Bancorp, Inc.

23.3	Consent of Trident Securities, a division of McDonald Investments, Inc.

23.4	Consent of BankersBanc Capital Corporation

23.5	Consent of Troutman Sanders LLP (included in Exhibits 5 and 8)

24.1	Power of Attorney (included in the signature page to this Registration Statement)

99.1	Form of Proxy Card for First Capital Bancorp, Inc.

99.2	Form of Proxy Card for CNB Holdings, Inc.

*To be filed by amendment.

          (b) Financial Statement Schedules.

     Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

Item 22. Undertakings

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant’s articles of incorporation or bylaws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (f) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

               (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona bide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on December 17, 2003.

CNB HOLDINGS, INC.

By:	/s/ H.N. Padget, Jr.

H.N. Padget, Jr., President and Chief Executive Officer

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints jointly and severally, H.N. Padget, Jr. and Steven G. Deaton, and each of them acting individually, their respective attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or their respective substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Michael L. Aldredge Michael L. Aldredge	Director	December 17, 2003

C. Dan Alford	Director	December 17, 2003

/s/ Patricia R. Grimes Patricia R. Grimes	Director	December 17, 2003

/s/ William H. Groce, Jr. William H. Groce, Jr.	Director	December 17, 2003

/s/ David R. Hink David R. Hink	Director	December 17, 2003

/s/ Mary Elizabeth Johnson Mary Elizabeth Johnson	Director	December 17, 2003

/s/ Robert W. Johnston Robert W. Johnston	Director	December 17, 2003

Signature	Title	Date

/s/ H.N. Padget, Jr. H.N. Padget, Jr.	President, Chief Executive Officer and Director (Principal Executive and Financial Officer)	December 17, 2003

/s/ John A. Pond John A. Pond	Director	December 17, 2003

/s/ Reid W. Simmons Reid W. Simmons	Director	December 17, 2003

/s/ W. Darrell Sumner W. Darrell Sumner	Director	December 17, 2003

W. David Sweatt	Director, Chairman

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

3.2	Bylaws, as amended

10.10	Form of Supplemental Retirement Plan Executive Agreement

10.11	Form of Supplemental Retirement Plan Director Agreement

10.12	Form of Directors’ Deferral Plan

23.1	Consent of Mauldin & Jenkins, LLC as to CNB Holdings, Inc.

23.2	Consent of Mauldin & Jenkins, LLC as to First Capital Bancorp, Inc.

23.3	Consent of Trident Securities, a division of McDonald Investments. Inc.

23.4	Consent of BankersBanc Capital Corporation

99.1	Form of Proxy Card for First Capital Bancorp, Inc.

99.2	Form of Proxy Card for CNB Holdings, Inc.